      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1996


                                                      REGISTRATION NO. 333-02147
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          ALLIANCE GAMING CORPORATION
             (Exact name of registrant as specified in its charter)

                         NEVADA                                         88-0104066
    (State or other jurisdiction of incorporation or       (I.R.S. Employer Identification No.)
                     organization)

                 4380 BOULDER HIGHWAY, LAS VEGAS, NEVADA 89121
                                 (702) 435-4200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                    ALLIANCE GAMING CORPORATION SUBSIDIARIES



Alliance Holding Company                  Applied For               Nevada
BGII Acquisition Corp.                    Applied For              Delaware
APT Games, Inc.                           88-0161456                Nevada
Casino Electronics, Inc.                  88-0151764                Nevada
Foreign Gaming Ventures, Inc.             88-0274702                Nevada
United Coin Machine Co.                   88-0085163                Nevada
APT Coin Machines, Inc.                   88-0161523                Nevada
Trolley Stop, Inc.                        88-0245311                Nevada
Plantation Investments, Inc.              88-0250243                Nevada
Mizpah Investments, Inc.                  88-0251796                Nevada
United Games, Inc.                        88-0245642                Nevada
Slot Palace, Inc.                         88-0245274                Nevada
WCAL, Inc.                                88-0245271                Nevada
Double Eagle Hotel & Casino, Inc.         88-0251585                Nevada
FCJI, Inc.                                88-0268512                Nevada
                                                               (STATE OR OTHER
                                          (I.R.S. EMPLOYER     JURISDICTION OF
(EXACT NAME OF REGISTRANTS AS             IDENTIFICATION       INCORPORATION OR
 SPECIFIED IN THEIR CHARTERS)             NOS.)                 ORGANIZATION)
United Native American, Inc.              88-0315171                Nevada
Native American Investments, Inc.         33-0589929               Delaware
Oregon Ventures, Inc.                     88-274703                 Nevada
Indiana Gaming Ventures, Inc.             88-0307743                Nevada
Mississippi Ventures, Inc.                88-0307742                Nevada
United Gaming of Iowa, Inc.               88-0318560                Nevada
United Gaming Rainbow                     88-0307744                Nevada
Mississippi Ventures II, Inc.             88-0321191                Nevada
Vermont Financial Ventures, Inc.          88-0329758                Nevada
Missouri Ventures II, Inc.                88-0336728                Nevada
Louisiana Ventures, Inc.                  88-0274662                Nevada
Alpine Willow Investments, Inc.           Applied For             California
Kansas Gaming Ventures, Inc.              88-0322395                Nevada
Pennsylvania Gaming Ventures I, Inc.      88-0349632                Nevada
                                                               (STATE OR OTHER
                                          (I.R.S. EMPLOYER     JURISDICTION OF
(EXACT NAME OF REGISTRANTS AS             IDENTIFICATION       INCORPORATION OR
 SPECIFIED IN THEIR CHARTERS)             NOS.)                 ORGANIZATION)


                    ----------------------------------------
                                JOHN W. ALDERFER
                            CHIEF FINANCIAL OFFICER
                              4380 BOULDER HIGHWAY
                            LAS VEGAS, NEVADA 89121
                                 (702) 435-4200
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                       ----------------------------------
                                   COPIES TO:

       LAWRENCE LEDERMAN, Esq.                  NICHOLAS P. SAGGESE, Esq.
     ARNOLD B. PEINADO, III, Esq.          Skadden, Arps, Slate, Meagher & Flom
   Milbank, Tweed, Hadley & McCloy                300 South Grand Avenue
       1 Chase Manhattan Plaza                Los Angeles, California 90071
       New York, New York 10005                       (213) 687-5000
            (212) 530-5000

                       ----------------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If   the  registrant  elects   to  deliver  its   latest  annual  report  to
security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration number for the same offering. / / ____________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                       ----------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                     PROPOSED MAXIMUM       PROPOSED MAXIMUM
                  TITLE OF EACH CLASS OF                          AMOUNT TO           OFFERING PRICE       AGGREGATE OFFERING
               SECURITIES TO BE REGISTERED                      BE REGISTERED          PER UNIT (1)             PRICE (1)
   % Senior Secured Notes due 2003........................      $140,000,000               100%               $140,000,000
Guarantees (3)............................................           --                     --                     --

                  TITLE OF EACH CLASS OF                          AMOUNT OF
               SECURITIES TO BE REGISTERED                  REGISTRATION FEE (2)
   % Senior Secured Notes due 2003........................         $48,276
Guarantees (3)............................................           --



(1) Estimated solely for purposes of calculating the registration fee.



(2) Previously paid with the initial filing of and Amendment No. 1 to this Registration Statement.



(3) Alliance Holding Company, BGII Acquisition Corp., APT Games, Inc., Casino Electronics, Inc., Foreign Gaming Ventures, Inc., United Coin Machine Co., APT Coin Machines, Inc., Trolley Stop, Inc., Plantation Investments, Inc., Mizpah Investments, Inc., United Games, Inc., Slot Palace, Inc., WCAL, Inc., Double-Eagle Hotel & Casino, Inc., FCJI, Inc., United Native American, Inc., Native American Investments, Inc., Oregon Ventures, Inc., Indiana Gaming Ventures, Inc., Mississippi Ventures, Inc., United Gaming of Iowa, Inc., United Gaming Rainbow, Mississippi Ventures II, Inc., Vermont Financial Ventures, Inc., Missouri Ventures II, Inc., Louisiana Ventures, Inc., Alpine Willow Investments, Inc., Kansas Gaming Ventures, Inc. and Pennsylvania Gaming Ventures I, Inc. are direct and indirect subsidiaries of Alliance Gaming Corporation and each is registering its Guarantee of payment of the principal of, premium, if any, and interest on the Senior Secured Notes being registered hereby. Pursuant to Rule 457(a) under the Securities Act of 1933, no registration fee is required with respect to the Guarantees.

                       ----------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    This Registration Statement contains a combined Prospectus relating to the public offering by the Registrant of its Senior Secured Notes due 2003 and its 15% Non-Voting Senior Pay-in-Kind Special Stock, Series B (the "Preferred Stock"). The Preferred Stock is being registered separately pursuant to the Registrant's Registration Statement on Form S-2 (Registration No. 333-02145).

                          ALLIANCE GAMING CORPORATION
                             CROSS REFERENCE SHEET
       SHOWING LOCATION OF INFORMATION IN PROSPECTUS REQUIRED BY FORM S-2


FORM S-2                                                                      LOCATION OR HEADING
  ITEM                          CAPTION                                          IN PROSPECTUS
- ---------  --------------------------------------------------  --------------------------------------------------
 1.        Forepart of Registration Statement and Outside
            Front Cover Page of Prospectus...................  Forepart of the Registration Statement and Outside
                                                                Front Cover Page of Prospectus
 2.        Inside Front and Outside Back Cover Pages of
            Prospectus.......................................  Inside Front and Outside Back Cover Pages of
                                                                Prospectus; Available Information
 3.        Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges........................  Prospectus Summary; Risk Factors; Selected
                                                                Historical Financial Information of Alliance;
                                                                Selected Historical Financial Information of BGII
 4.        Use of Proceeds...................................  The Merger and Related Financings; Use of
                                                                Proceeds; Capitalization
 5.        Determination of Offering Price...................  Underwriting
 6.        Dilution..........................................                          *
 7.        Selling Security Holders..........................                          *
 8.        Plan of Distribution..............................  Outside and Inside Front Cover Page of Prospectus;
                                                                Underwriting
 9.        Description of Securities to be Registered........  Outside Front Cover Page of Prospectus; Prospectus
                                                                Summary; Description of the Senior Secured Notes;
                                                                Description of Capital Stock; Material Federal
                                                                Income Tax Consequences to Holders of Preferred
                                                                Stock
10.        Interest of Named Experts and Counsel.............                          *
11.        Information with Respect to the Registrant........  Outside Front Cover Page of Prospectus; Prospectus
                                                                Summary; The Merger and Related Financings; Use
                                                                of Proceeds; Dividend Policy; Capitalization;
                                                                Unaudited Pro Forma Condensed Combined Financial
                                                                Information; Supplemental Analysis of Adjusted
                                                                Operating Cash Flow; Forecast of Operations;
                                                                Selected Historical Financial Information of
                                                                Alliance; Selected Historical Financial
                                                                Information of BGII; Management's Discussion and
                                                                Analysis of Financial Condition and Results of
                                                                Operations; Business; Management; Security
                                                                Ownership of Certain Beneficial Holders and
                                                                Management; Certain Relationships and Related
                                                                Transactions; Description of Certain Other
                                                                Indebtedness; Description of the Senior Secured
                                                                Notes; Description of Capital Stock; Material
                                                                Federal Income Tax Consequences to Holders of
                                                                Preferred Stock; Consolidated Financial
                                                                Statements of Alliance; Consolidated Financial
                                                                Statements of BGII
12.        Incorporation of Certain Information by
            Reference........................................  Incorporation by Reference
13.        Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...                          *


- ------------------------
*  Not Applicable.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 28, 1996


PROSPECTUS


                                     [LOGO]



                 $140,000,000   % SENIOR SECURED NOTES DUE 2003
     $15,000,000 15% NON-VOTING SENIOR PAY-IN-KIND SPECIAL STOCK, SERIES B

                                 --------------


    ALLIANCE GAMING CORPORATION (THE "COMPANY") IS HEREBY OFFERING (EACH, AN "OFFERING" AND TOGETHER, THE "OFFERINGS") (I) $140,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS % SENIOR SECURED NOTES DUE 2003 (THE "SENIOR SECURED NOTES") AND
(II) $15,000,000 OF ITS 15% NON-VOTING SENIOR PAY-IN-KIND SPECIAL STOCK, SERIES B (THE "PREFERRED STOCK", AND TOGETHER WITH THE SENIOR SECURED NOTES, THE "SECURITIES"). THE SECURITIES ARE BEING ISSUED AS PART OF THE FINANCING OF THE MERGER (THE "MERGER") OF A WHOLLY-OWNED SUBSIDIARY OF ALLIANCE WITH AND INTO BALLY GAMING INTERNATIONAL, INC. ("BGII"), PURSUANT TO WHICH BGII WILL BECOME A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY. SEE "THE MERGER AND RELATED FINANCINGS" AND "USE OF PROCEEDS." CONSUMMATION OF EACH OFFERING IS CONTINGENT UPON CONSUMMATION OF THE OTHER OFFERING AND THE MERGER.



    INTEREST ON THE SENIOR SECURED NOTES IS PAYABLE SEMI-ANNUALLY IN ARREARS  ON
   AND          OF EACH YEAR, COMMENCING                      , 1996. THE SENIOR
SECURED  NOTES WILL MATURE ON                         , 2003. THE SENIOR SECURED
NOTES WILL BE REDEEMABLE AT THE OPTION OF  THE COMPANY, IN WHOLE OR IN PART,  AT
ANY  TIME ON OR AFTER                        , 2000 AT THE REDEMPTION PRICES SET
FORTH HEREIN, PLUS ACCRUED AND UNPAID INTEREST, IF ANY, TO THE DATE OF REDEMPTION, AND WILL BE REDEEMABLE AT ANY TIME PURSUANT TO A REQUIRED REGULATORY REDEMPTION (AS DEFINED). UPON THE OCCURRENCE OF A CHANGE OF CONTROL (AS DEFINED), THE COMPANY IS REQUIRED TO MAKE AN OFFER TO REPURCHASE THE SENIOR SECURED NOTES AT A PRICE EQUAL TO 101% OF THE PRINCIPAL AMOUNT THEREOF, PLUS ACCRUED AND UNPAID INTEREST, IF ANY, TO THE DATE OF REPURCHASE. SEE "DESCRIPTION OF THE SENIOR SECURED NOTES."



    THE COMPANY'S PAYMENT OBLIGATIONS UNDER THE SENIOR SECURED NOTES WILL BE FULLY AND UNCONDITIONALLY GUARANTEED ON A SENIOR BASIS BY ALL EXISTING AND FUTURE SUBSIDIARIES (AS DEFINED) OF THE COMPANY, OTHER THAN (I) THE
PARTIALLY-OWNED ENTITIES THROUGH WHICH ITS MISSISSIPPI CASINO AND LOUISIANA GAMING MACHINE MANAGEMENT OPERATIONS ARE CONDUCTED AND (II) SPECIFIED ENTITIES THROUGH WHICH ITS GERMAN OPERATIONS ARE TO BE CONDUCTED (COLLECTIVELY, THE "GUARANTORS"). THE SENIOR SECURED NOTES WILL BE SECURED BY AN EXCLUSIVE PLEDGE OF THE EQUITY INTERESTS DIRECTLY OR INDIRECTLY HELD BY THE COMPANY IN ITS SUBSIDIARIES, EXCEPT FOR THE EQUITY INTERESTS IN BGII AND ITS SUBSIDIARIES, BUT INCLUDING THE EQUITY INTERESTS IN ALLIANCE HOLDING COMPANY, WHICH HAS BEEN FORMED TO HOLD THE EQUITY INTERESTS OF BGII AND ITS SUBSIDIARIES. THE SENIOR SECURED NOTES AND GUARANTEES THEREOF WILL RANK PARI PASSU IN RIGHT OF PAYMENT WITH EXISTING AND FUTURE SENIOR INDEBTEDNESS, AND SENIOR TO ALL SUBORDINATED INDEBTEDNESS, OF THE COMPANY OR SUCH GUARANTOR. AFTER GIVING EFFECT TO THE MERGER, THE OFFERINGS AND THE TRANSACTIONS CONTEMPLATED THEREBY, AT MARCH 31, 1996, ON A PRO FORMA BASIS, SUBSIDIARIES OF THE COMPANY WOULD HAVE HAD OUTSTANDING APPROXIMATELY $33.4 MILLION OF SENIOR INDEBTEDNESS, SUBSTANTIALLY ALL OF WHICH WOULD BE SECURED INDEBTEDNESS.



    THE PREFERRED STOCK IS REDEEMABLE AT THE OPTION OF THE COMPANY AT ANY TIME, IN WHOLE OR IN PART, AT A PRICE PER SHARE EQUAL TO $100.00, PLUS ACCRUED AND UNPAID DIVIDENDS AND DISTRIBUTIONS THEREON, IF ANY, TO THE DATE OF REDEMPTION. IN ADDITION, THE COMPANY IS REQUIRED TO REDEEM ALL OUTSTANDING SHARES OF
PREFERRED  STOCK ON OR PRIOR TO             , 2004 AT SUCH PRICE. DIVIDENDS WILL
ACCRUE FROM MAY 3, 1996 AND ARE PAYABLE QUARTERLY IN CASH IN AN AMOUNT PER SHARE EQUAL TO $3.75 (OR 15% PER ANNUM), EXCEPT THAT THE COMPANY MAY PAY SUCH DIVIDENDS IN ADDITIONAL SHARES OF PREFERRED STOCK (OR FRACTIONS THEREOF) UNTIL
            , 2003, PROVIDED THAT THE PORTION OF ANY DIVIDENDS PAYABLE IN SHARES
OF PREFERRED STOCK AFTER              , 2001 WILL BE LIMITED TO $2.00 PER  SHARE
(OR 8% PER ANNUM). SEE "DESCRIPTION OF CAPITAL STOCK--SPECIAL STOCK." THE COMPANY HAS APPLIED TO HAVE THE PREFERRED STOCK QUOTED ON THE NASDAQ NATIONAL MARKET SYSTEM.

                            ------------------------

SEE "RISK FACTORS" COMMENCING ON PAGE 19 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN
                INVESTMENT IN THE SECURITIES OFFERED HEREBY.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES
         COMMISSION PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS.       ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, THE NEW JERSEY CASINO CONTROL COMMISSION NOR THE REGULATORY AUTHORITY OF ANY
   OTHER STATE HAS  PASSED UPON OR  CONFIRMED THE ACCURACY  OR ADEQUACY  OF
     THIS  PROSPECTUS OR THE  INVESTMENT MERITS OF THE         SECURITIES
        OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                                                       PRICE TO                UNDERWRITING              PROCEEDS TO
                                                     PUBLIC(1)(2)              DISCOUNTS(3)               COMPANY(4)
                                               ------------------------  ------------------------  ------------------------
Per Senior Secured Note......................             $                         $                         $
  Total......................................             $                         $                         $
Per Share of Preferred Stock.................             $                         $                         $
  Total(5)...................................             $                         $                         $
Total........................................             $                         $                         $


- ------------------


(1) Plus accrued interest on the Senior Secured Notes, if any, from the date of issuance.


(2) Plus accrued dividends on the Preferred Stock from May 3, 1996.


(3) The Company and its subsidiaries have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."


(4) Before deducting expenses payable by the Company, estimated at $           .


(5) The Company has granted to the Underwriters a 30-day option to purchase up to an additional $2,250,000 of Preferred Stock, on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and  Proceeds to  Company,  with respect  to the  Preferred  Stock
    Offering,  will  be $        ,  $       ,  and  $       ,  respectively. See
    "Underwriting."

                            ------------------------


    THE SECURITIES ARE OFFERED BY THE SEVERAL UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ISSUED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SECURITIES WILL BE MADE AGAINST PAYMENT THEREFOR
IN NEW YORK, NEW YORK ON OR ABOUT JUNE   , 1996.

                            ------------------------

Jefferies & Company, Inc.

                      Wasserstein Perella Securities, Inc.

                                                  Ladenburg, Thalmann & Co. Inc.

JUNE   , 1996

    IN CONNECTION WITH THE OFFERING OF THE SECURITIES OFFERED HEREBY, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF SUCH SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET SYSTEM (IN THE CASE OF THE PREFERRED STOCK), IN THE OPEN MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                                    ARTWORK



    Pictures of selected slot and wall machines of BGII (inside front cover)



  Picture of Rainbow Casino and Gambler's Bonus Cardless Slot Club of Alliance
                              (inside back cover)


                           INCORPORATION BY REFERENCE

    The following documents filed with the Securities and Exchange Commission (the "Commission") by Alliance pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated by reference in this
Prospectus:

    (1) Alliance's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, as amended and restated by Form 10-K/A Amendment No. 3 dated March 6, 1996;


    (2) Alliance's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, December 31, 1995, and March 31, 1996, respectively.


    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits to documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person to whom this Prospectus is delivered, on written or oral request, to Alliance Gaming Corporation, 4380 Boulder Highway, Las Vegas, Nevada 89121 (telephone number (702) 435-4200), Attention: John W. Alderfer, Senior Vice President--Finance and Administration, Chief Financial Officer and Treasurer.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS AND FINANCIAL STATEMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE. UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, (I) THE TERM "ALLIANCE", AS USED IN THIS PROSPECTUS, MEANS ALLIANCE GAMING CORPORATION AND ITS SUBSIDIARIES, TAKEN AS A WHOLE, PRIOR TO THE MERGER, (II) THE TERM THE "COMPANY", AS USED IN THIS PROSPECTUS, MEANS ALLIANCE GAMING CORPORATION AND ITS SUBSIDIARIES, INCLUDING BGII, TAKEN AS A WHOLE, UPON CONSUMMATION OF THE MERGER, AND INFORMATION WITH RESPECT TO THE COMPANY IN THIS PROSPECTUS IS PRESENTED AFTER GIVING EFFECT TO THE MERGER, THE OFFERINGS AND THE PRIVATE PLACEMENT (AS DEFINED), (III) THE TERM "BGII" MEANS BALLY GAMING INTERNATIONAL, INC. AND ITS SUBSIDIARIES, TAKEN AS A WHOLE, PRIOR TO THE MERGER AND (IV) THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE OVER-ALLOTMENT OPTION IN THE PREFERRED STOCK OFFERING AND THE EXCHANGE OF $50.0 MILLION PRINCIPAL AMOUNT OF ALLIANCE'S 7 1/2% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003 (THE "OLD CONVERTIBLE DEBENTURES") FOR A LIKE AGGREGATE PRINCIPAL AMOUNT OF ALLIANCE'S 7 1/2% CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2003 (THE "NEW CONVERTIBLE DEBENTURES") IN THE EXCHANGE OFFER (AS DEFINED) AND, UPON CONSUMMATION OF THE OFFERINGS AND THE MERGER, THE AUTOMATIC CONVERSION (AS DEFINED) INTO ALLIANCE COMMON STOCK OF ALL OF THE NEW CONVERTIBLE DEBENTURES. SEE "THE MERGER AND RELATED FINANCINGS." PROSPECTIVE INVESTORS ARE URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING INFORMATION THAT INVOLVES RISKS AND UNCERTAINTIES AND THAT IS SUBJECT TO THE ASSUMPTIONS SET FORTH IN CONNECTION THEREWITH AND THE INFORMATION CONTAINED HEREIN.


                                  THE COMPANY

BACKGROUND

    Alliance is a diversified gaming company that currently operates through its subsidiaries approximately 6,000 electronic gaming machines (primarily video poker machines and slot machines) and also owns and operates a small casino in each of Vicksburg, Mississippi and Sparks/Reno, Nevada. Alliance is the largest gaming machine management operator in Nevada and is the exclusive operator of video poker devices at the only racetrack and ten associated off-track betting parlors ("OTBs") in the greater New Orleans area.


    As part of its long-term growth strategy, Alliance entered into an Agreement and Plan of Merger in October 1995, as amended (the "Merger Agreement"), with BGII pursuant to which BGII will become a wholly-owned subsidiary of Alliance. BGII, through subsidiaries in the United States and Germany, is a leading designer, manufacturer and distributor of electronic gaming machines. BGII also designs, assembles and sells computerized monitoring systems for slot and video gaming machines which provide casino operators with on-line real time player tracking, security and maintenance capabilities.


    BGII is currently the second largest manufacturer of casino-style electronic gaming machines in North America and since 1993 has made significant inroads in recapturing a portion of its once dominant market share of the late 1970s. Unit sales of electronic gaming machines by BGII's domestic subsidiary have approximately doubled from the level of unit sales in 1993. Although BGII sells electronic gaming machines to most of the major participants in the United States casino industry, the Company hopes to continue to increase its penetration in such casinos by capitalizing on Alliance's and BGII's managements' relationships within the gaming industry together with the performance capabilities of its current products.


    Alliance believes that the Merger represents an opportunity to acquire an established electronic gaming machine manufacturer with a well-recognized presence in the gaming industry and a significant base of assets and experience. Management estimates that the installed base of casino-style electronic gaming machines (for these purposes, primarily slot and video machines) is approximately 650,000 units, of which approximately 50% are located in North America, and that annual sales in North America have grown from approximately 30,000 units in 1991 to approximately 89,000 units in 1995, reflecting a period of accelerated growth in the number and size of casinos in North America. Historically, growth in the gaming machine market has been fueled principally by sales to new casinos and to a lesser degree by replacement of machines (which have an average replacement cycle of three to seven years) and the application of new technology. In the future, management believes that annual sales growth resulting from replacement requirements and the application of new technology should outpace growth in demand generated by new casino openings, which growth rate is expected to decline. Management believes that the Merger provides Alliance with an avenue for entering a business historically characterized by effective barriers to entry in that the BGII assets being acquired are difficult to replicate and would require significant time and investment to develop successfully.


    For the twelve-month period ended December 31, 1995, on a pro forma basis after giving effect to the Merger and the related transactions described herein, the Company would have had revenues and Adjusted Operating Cash Flow (as defined; see the introduction to "Summary Financial Information") of approximately $401.0 million and $47.3 million, respectively, and for the three months ended March 31, 1996 of approximately $99.1 million and $11.3 million, respectively. The pro forma ratios of Adjusted Operating Cash Flow to net interest expense and of net debt to Adjusted Operating Cash Flow would have been 2.3x and 4.0x, respectively, for the twelve-month period ended December 31, 1995.


BUSINESS STRATEGY

    The Company's strategic objective is to build a pre-eminent gaming entertainment company to capitalize on what management believes to be gaming's continuing growth within the entertainment industry. In addition to continuing the development of the Company's existing business units, the Company's strategic focus will be on BGII's domestic subsidiary, key elements of which include:

    - to capitalize on BGII's strong product line and current sales momentum as represented by unit sales of electronic gaming machines by BGII's domestic subsidiary which have approximately doubled from the level of unit sales in 1993;

    - to develop and market premier gaming entertainment products employing available information technology currently in common use in other segments of the entertainment industry, but not yet prevalent in the gaming industry;

    - to reduce costs through enhanced operating efficiencies while improving the quality of products and services; and

    - to capitalize on relationships and enter into alliances with technology and entertainment companies, with a particular focus on the application of technology in the gaming entertainment business.


    The Company believes it has assembled a strong and experienced management team to implement its strategy and capitalize on the opportunities in the gaming industry. Steve Greathouse, Chairman of the Board of Directors, President and Chief Executive Officer of Alliance, has over 20 years of experience in the gaming industry and has strong relationships with many casino operators. Prior to joining Alliance in 1994, Mr. Greathouse was President of the Harrah's Casino Hotels Division of The Promus Companies Incorporated. Craig Fields, Vice Chairman of the Board of Directors of Alliance, who is expected to assume a senior management position upon consummation of the Merger, has over 20 years of experience with advanced information technology from his work with several leading companies and government agencies including as a director of Perot Systems Corp. and as a senior advisor to the United States Department of Defense. Dr. Fields has been active in developing the Company's strategic focus on the application of technology to gaming entertainment products. In addition, Hans Kloss, currently the President and Chief Operating Officer of BGII and long-time managing director of BGII's German operations, will join the senior management team and continue to oversee the BGII operations. Since becoming President of BGII in 1993, Mr. Kloss has been instrumental in implementing changes in BGII's United States-based operations which have contributed to improvements in the results of such operations. See "Management."


BUSINESS UNITS


    Following  the Merger, the Company will operate through four business units:
(i) gaming machine management operations, (ii) casino operations, (iii) German operations (consisting of the manufacture and distribution of wall-mounted gaming machines and the distribution of other recreational and amusement machines) and (iv) casino-style electronic gaming machine manufacturing and systems operations.


    GAMING MACHINE MANAGEMENT OPERATIONS. Alliance's Nevada gaming machine management operations, which are the largest in Nevada, involve the selection, ownership, installation, operation and maintenance of video poker devices, reel-type slot machines and other electronic gaming machines in local establishments such as taverns, restaurants, supermarkets, drug stores and convenience stores operated by third parties. Alliance enters into contracts with these parties whereby Alliance either receives a portion of the revenue generated by the machines or pays rent and receives all of the revenues generated by the machines. In Nevada, Alliance operated approximately 5,357 units installed in 528 locations as of March 31, 1996. As of March 31, 1996, the weighted average remaining term of Alliance's revenue-sharing arrangements was approximately 3.6 years. Alliance's customer and machine base has remained relatively stable over the last five years. These operations target local residents who generally frequent establishments close to their homes. In December 1995, Alliance launched Gambler's Bonus, a proprietary product which brings large casino gaming amenities to local establishments, such as multi-location progressive jackpots, bigger jackpot payouts and traditional players' club enhancements. Since launching Gambler's Bonus, the gaming machines linked to Gambler's Bonus have experienced an increase in average net win per day per machine. As of March 31, 1996, Alliance had the Gambler's Bonus system installed in 23 locations representing approximately 360 machines, and management expects to have Gambler's Bonus installed in approximately 88 locations or a total of 980 machines by June 1996. In 1992, Alliance expanded its machine management operations to Louisiana, where it has an exclusive 10-year contract (seven years remaining, plus a five-year right of first refusal thereafter) to operate approximately 700 video poker devices at the only racetrack and 10 associated OTBs in the greater New Orleans area. For the twelve-month period ended December 31, 1995, EBITDA (as defined; see Note (1) to "Summary Financial Information--Summary Historical Financial Information--Alliance Gaming Corporation") for the gaming machine management operations unit was $18.3 million.



    CASINO OPERATIONS. Alliance owns and operates two small full-service casinos. In Mississippi, the Company's Rainbow Casino is part of the Vicksburg Landing facility which opened in July 1994 and is the only casino/family entertainment complex of its kind in Mississippi. The Rainbow Casino currently has approximately 589 electronic gaming machines and 28 table games. In addition to the approximately 24,000-square foot Rainbow Casino, Vicksburg Landing opened an 89-room hotel and a 10-acre indoor/ outdoor amusement park in May 1995. Although the hotel and amusement park are not owned or operated by Alliance, management believes that such facilities have contributed significantly to the recent strong financial results of the Rainbow Casino. Alliance's Plantation Station Casino located in Reno/Sparks, Nevada is a 20,000-square foot casino which, as of March 31, 1996, contained approximately 450 electronic gaming machines, keno and 10 table games in addition to a 300-seat restaurant owned by Alliance. For the twelve-month period ended December 31, 1995, EBITDA for the casino operations unit was $10.5 million.



    GERMAN OPERATIONS. BGII's German subsidiaries, which operate under the name Bally Wulff (collectively, "Wulff"), design, manufacture and distribute coin-operated, wall-mounted, electronic gaming machines known as wall machines. Management estimates that Wulff has approximately 25% of the installed base of the wall machine market which exists almost exclusively in Germany and that Wulff and the two other major competitors have a greater than 90% market share. Wulff markets its own wall machines as well as wall machines and other recreational and amusement machines manufactured by third parties, including pool tables, air-hockey and pinball machines, jukeboxes and arcade games, to operators of arcades, taverns, hotels and restaurants primarily in Germany. For the twelve-month period ended December 31, 1995, EBITDA for the German operations unit was approximately $15.2 million.



    GAMING MACHINE MANUFACTURING AND SYSTEMS OPERATIONS. BGII's United States subsidiary, Bally Gaming, Inc., currently has two components: a domestic-based electronic gaming machine manufacturing unit ("Gaming") and a data systems and software and hardware support service unit ("Systems").



    Gaming designs, manufactures and distributes a variety of slot machines and video gaming machines. Gaming is the second largest electronic gaming machine manufacturer in North America, and has significantly increased its penetration in the gaming machine market with the successful introduction of its ProSeries-TM- and Game Maker-Registered Trademark- lines in 1993 and 1994, respectively. In the United States, Gaming historically has marketed electronic gaming machines primarily to casinos in Atlantic City and Nevada and more recently has marketed such machines in other jurisdictions. Gaming also distributes electronic gaming machines outside the United States, principally in Europe through Bally Gaming International GmbH ("GmbH") and, to a lesser extent, in Canada, the Far East, Latin America and the Caribbean.

    Systems designs, assembles and sells, primarily to casino operators in the United States, computerized player tracking, cash monitoring, accounting and security data systems for electronic gaming machines. Since the introduction of its SDS 6000 system in the first quarter of 1993 and subsequent upgrades, Systems has rapidly expanded its presence in casino properties. By the end of 1993, Systems had 40,000 of its game monitoring units ("GMUs") installed in 33 casino properties. This has since increased to 59,000 GMUs installed in 56 casino properties as of March 31, 1996. For the twelve-month period ended
December 31, 1995, EBITDA for the gaming machine manufacturing and systems operations unit was approximately $13.1 million.


    Alliance is a Nevada corporation organized in 1968. The Company's principal executive offices are located at 4380 Boulder Highway, Las Vegas, Nevada 89121, and its telephone number is (702) 435-4200.

                       THE MERGER AND RELATED FINANCINGS


    Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Alliance will acquire all of the stock of BGII as set forth below. In addition, the Company will generally assume BGII's obligations with respect to each outstanding BGII stock option and warrant, subject to certain modifications approved by BGII stockholders, and will retire approximately $53.3 million of outstanding debt of BGII (including prepayment premium, original issue discount and accrued and unpaid interest through the Effective Time (as defined) of the Merger).



    The Merger and related transactions will be financed through (i) the Offering of the Senior Secured Notes (the "Note Offering"), (ii) the Offering of the Preferred Stock (the "Preferred Stock Offering"), and (iii) the private placement of $5.0 of Alliance's equity to an institutional investor in reliance on an exemption from the registration requirements of the Securities Act (the "Private Placement"). The Note Offering, the Preferred Stock Offering and the Private Placement are contingent upon the Merger. In addition, Alliance has offered to exchange up to $85.0 million aggregate principal amount of its New Convertible Debentures for a like principal amount of its Old Convertible Debentures (the "Exchange Offer"), which New Convertible Debentures, in accordance with the Exchange Offer and subject to certain conditions, will, upon consummation of the Merger within 60 days of the issuance thereof, be converted (the "Automatic Conversion") into shares of Common Stock, $0.10 par value per share, of Alliance (the "Common Stock") or, in lieu thereof, shares of the Non-Voting Junior Convertible Pay-in-Kind Special Stock, Series E, of Alliance, par value $0.10 per share (the "Series E Preferred Stock"). See "The Merger and Related Financings." The Merger, the Offerings and the Private Placement, the specified uses of proceeds therefrom, the Exchange Offer and the Wulff Realignment (as defined) are sometimes referred to herein collectively as the "Transaction."

    The following table sets forth the anticipated sources and uses of funds to be used to consummate the Merger and the other elements of the Transaction based on the Company's cash and debt balances as of March 31, 1996. The actual balances and number of shares outstanding will vary based on the date of consummation of the Transaction and the securities issued in connection with the Merger and the financing thereof.

                                 (IN MILLIONS)

ANTICIPATED SOURCES OF FUNDS
CASH SOURCES:
Senior Secured Notes..................  $   140.0
Preferred Stock.......................       15.0
Common Stock (Private Placement)......        5.0
                                        ---------
    Total Cash Sources................      160.0
                                        ---------
NON-CASH SOURCES:
New Convertible Debentures issued and
 automatically converted into Common
 Stock................................       50.0
Preferred Stock to BGII
 Stockholders(e)......................       35.7
Common Stock to BGII
 Stockholders(f)......................        2.9
Common Stock(c).......................        3.7
                                        ---------
  Total Non-Cash Sources..............       92.3
                                        ---------
    Total Sources.....................  $   252.3
                                        ---------
                                        ---------

ANTICIPATED USES OF FUNDS
CASH USES:
Cash to BGII Stockholders(a)..........  $    77.2
Retire BGII Debt(b)...................       53.3
Employee Contract Termination Costs
 and Performance Unit Awards(c).......        7.6
Fees and Expenses(d)..................       21.9
                                        ---------
    Total Cash Uses...................      160.0
                                        ---------
NON-CASH USES:
Retire Old Convertible Debentures.....       50.0
Preferred Stock to BGII
 Stockholders(e)......................       35.7
Common Stock to BGII
 Stockholders(f)......................        2.9
Common Stock(c).......................        3.7
                                        ---------
  Total Non-Cash Uses.................       92.3
                                        ---------
    Total Uses........................  $   252.3
                                        ---------
                                        ---------

- --------------------------


(a) Represents the cash consideration to be paid to BGII stockholders in the Merger consisting of $7.83 per share of BGII common stock plus interest accruing at a rate of 5.5% per annum from May 3, 1996 to the Effective Time, calculated in accordance with the terms of the Merger Agreement.



(b) Represents retirement of the following debt of BGII outstanding at March 31, 1996:



    (i) $39.7 million of 10 3/8% Senior Secured Notes due July 1998, at a prepayment price of 101% plus original issue discount of $0.3 million;



    (ii) $9.3 million under a bank revolving line of credit of Bally Gaming, Inc., a wholly-owned subsidiary of BGII;



    (iii) other notes payable of BGII, aggregating $1.6 million; and



    (iv) accrued and unpaid interest on the foregoing debt instruments, through the Effective Time, totaling approximately $2.0 million.



(c) Includes $5.0 million payable in cash to Richard Gillman, Chairman of the Board and Chief Executive Officer of BGII, and $1.3 million payable to Neil Jenkins, Executive Vice President and Secretary of BGII, consisting of $0.9 million in cash and $0.4 million in Common Stock, all pursuant to agreements with Alliance in connection with the termination of their respective employment agreements and performance unit awards. Additionally, Hans Kloss, President and Chief Operating Officer of BGII and Managing Director of Wulff, who will remain with the Company, will receive a total of $4.3 million consisting of $1.5 million in cash and $2.8 million in Common Stock, and Robert Conover, President of Systems, who will remain with the Company, will receive a total of $0.7 million consisting of $0.2 million in cash and $0.5 million in Common Stock, in connection with their employment agreements and performance unit awards. The Common Stock portion of each such payment will be valued at the average daily closing price per share of Common Stock as reported through the Nasdaq National Market System ("Nasdaq") for the ten consecutive trading days ending on (and including) the fifth trading day prior to the Merger (the "Alliance Average Trading Price") but in no event more than $6.00 nor less than $4.25 per share. See "The Merger and Related Financings."



(d) Total estimated Alliance and BGII Transaction-related fees and expenses are $37.0 million, of which $15.1 million has been paid through March 31, 1996. Excludes the value of Common Stock to be issued to an Underwriter as a financial advisory fee. See "Underwriting."



(e) Represents the Preferred Stock consideration to be paid to BGII stockholders in the Merger consisting of $3.57 of Preferred Stock per share of BGII common stock, plus dividends accruing at a rate of 15% per annum from May 3, 1996 to the Effective Time, calculated in accordance with the terms of the Merger Agreement.



(f) Represents the Common Stock consideration to be paid to BGII stockholders in the Merger consisting of $0.30 per share of BGII common stock valued at the Alliance Average Trading Price.

                  PRO FORMA BUSINESS STRUCTURE OF THE COMPANY

    The following chart presents the principal elements of the business structure of the Company as management currently intends to operate following the Merger, but does not reflect the legal structure of Alliance or BGII.

[graph]

- ------------------------


(1) Not wholly-owned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               THE NOTE OFFERING



Issuer............................  Alliance Gaming Corporation.
Principal Amount..................  $140,000,000.
Maturity Date.....................  , 2003.
Interest..........................  The  Senior Secured Notes will bear interest at    % per
                                    annum,   payable    semi-annually    in    arrears    on
                                    and             ,  commencing        , 1996. Interest is
                                    calculated on the basis of a 360-day year consisting  of
                                    twelve 30-day months.
Security..........................  The Senior Secured Notes will be secured by an exclusive pledge  of the  equity interests  directly or indirectly
                                    held by the Company in its Subsidiaries, except for  the
                                    equity  interests  in  BGII  and  its  Subsidiaries, but
                                    including  the  equity  interests  in  Alliance  Holding
                                    Company  ("Holding"), which has been  formed to hold the
                                    equity interests of BGII and its Subsidiaries.
Guarantors........................  The   Senior   Secured   Notes   will   be   fully   and
                                    unconditionally guaranteed on a joint and several senior
                                    basis by each present and future Subsidiary (which term,
                                    as defined, excludes "Unrestricted Subsidiaries") of the
                                    Company,  other  than (i)  the  partially-owned entities
                                    through which its Mississippi casino and Louisiana  gam-
                                    ing machine management operations are conducted and (ii)
                                    specified  entities through which  its German operations
                                    are to be conducted.
Mandatory Redemption..............  None.
Optional Redemption...............  The Senior Secured Notes will  be redeemable in cash  at the  option of the Company, in  whole or in part, at any
                                    time on or after              , 2000, at the  redemption
                                    prices   set  forth  herein,  plus  accrued  and  unpaid
                                    interest, if any, to  the redemption date. In  addition,
                                    the  Senior Secured Notes  are subject at  any time to a
                                    Required Regulatory Redemption (as defined).
Change of Control.................  Upon the occurrence of a Change in Control (as defined), the Company is required to  make an offer to  repurchase
                                    all outstanding Senior Secured Notes at a price equal to
                                    101%  of the principal amount  thereof, plus accrued and
                                    unpaid interest, if any, to the date of repurchase.
Ranking...........................  The  Senior  Secured  Notes   will  be  senior   secured
                                    obligations  of the Company  and pari passu  in right of
                                    payment with all existing and future senior Indebtedness
                                    and  senior   in  right   of  payment   to  all   future
                                    subordinated Indebtedness of the Company.
Certain Covenants.................  The  Indenture  will  contain  certain  covenants which, among other  things,  will  restrict  and  regulate  the
                                    Company's  and  its Subsidiaries'  ability to  (i) incur
                                    additional   Indebtedness   (as   defined)   or    issue
                                    Disqualified  Capital  Stock  (as  defined);  (ii)  make
                                    Restricted   Payments   (as   defined);   (iii)   create
                                    encumbrances   on   the   ability   of   the   Company's
                                    Subsidiaries to  pay  dividends or  make  other  distri-
                                    butions; (iv) permit the existence of Liens (as defined)
                                    on  assets of the Company  and its Subsidiaries; (v) use
                                    the proceeds from certain asset sales by the Company and
                                    its Subsidiaries;  (vi)  enter  into  transactions  with
                                    affiliates  of the Company;  (vii) merge, consolidate or
                                    sell all or substantially  all of the Company's  assets;
                                    and (viii) engage in unrelated lines of business.
Risk Factors......................  For  a  discussion  of certain  factors  that  should be considered in  connection  with  an  investment  in  the
                                    Senior Secured Notes, see "Risk Factors."

                          THE PREFERRED STOCK OFFERING



Issuer...........................  Alliance Gaming Corporation.
Preferred Stock Offered..........  $15,000,000  15%  Non-Voting Senior  Pay-in-Kind Special
                                   Stock, Series  B  and  up to  $2,250,000  of  additional
                                   Preferred    Stock   subject    to   the   Underwriters'
                                   over-allotment option.
Dividends........................  The Preferred Stock  will entitle holders  thereof to  a quarterly  dividend in an amount  per share of $3.75, or
                                   15% per  annum, payable  in cash  or, at  the  Company's
                                   option  through and including the first dividend payment
                                   date occurring  after  the seventh  anniversary  of  the
                                   Effective  Time, in additional shares of Preferred Stock
                                   (valued at the liquidation value of $100.00 per  share),
                                   PROVIDED,  that  after the  first dividend  payment date
                                   following the fifth  anniversary of  the Effective  Time
                                   the  portion  of the  dividend that  can  be so  paid in
                                   additional shares is limited to  $2.00 per share, or  8%
                                   per  annum. The Company expects that so long as the Pre-
                                   ferred Stock remains  outstanding, it  will, subject  to
                                   the   terms  thereof,  pay  dividends  thereon  accruing
                                   through the first dividend payment date occurring  after
                                   the   seventh  anniversary  of  the  Effective  Time  in
                                   additional shares of  such stock, rather  than in  cash.
                                   The Indenture will restrict the Company's ability to pay
                                   cash dividends on the Preferred Stock.
Liquidation Value................  $100.00  per share, plus an  amount equal to all accrued and unpaid dividends and distributions.
Mandatory Redemption.............  All  shares  of  Preferred  Stock  are  required  to  be redeemed  in cash on the  eighth anniversary of the date
                                   of  initial  issuance   in  an  amount   equal  to   the
                                   Liquidation  Value. If the Company  fails to redeem such
                                   shares by that date and  the holders of Preferred  Stock
                                   have not elected two directors to the Board as described
                                   under   "Voting  Rights"  below,   then  the  number  of
                                   directors constituting  the Board  of Directors  of  the
                                   Company will be increased by two, and not more than two,
                                   and  the holders of  the shares of  Preferred Stock will
                                   have the  right  until  all such  shares  are  redeemed,
                                   voting  separately as a class, to elect two directors to
                                   the Board  of Directors.  In no  event will  holders  of
                                   Preferred  Stock have the  right to elect  more than two
                                   directors in total.
Optional Redemption..............  The Preferred Stock can be redeemed at any time in whole or in part at  the option of the  Company for cash at  a
                                   price equal to the Liquidation Value.
Voting Rights....................  Upon  default  in  the  payment  of  dividends  for  six
                                   consecutive  dividend  payment  dates,  the  number   of
                                   directors  constituting the  Board of  Directors will be
                                   increased by two, and not more than two, and the holders
                                   of the shares  of Preferred Stock  will have the  right,
                                   voting  separately as a class, to elect two directors to
                                   the Board of Directors. Such right will exist until  all
                                   dividends  accumulated on such shares  have been paid or
                                   set apart  for payment  in full.  In no  event will  the
                                   holders  of Preferred Stock have the right to elect more
                                   than two directors in the aggregate.
Ranking..........................  The Preferred Stock ranks senior in right of payment  of dividends  and liquidation preference. Upon liquidation,
                                   the holders of  shares of Preferred  Stock are  entitled
                                   (in  proportion to any parity stock)  to be paid in cash
                                   out of the assets of the Company an amount equal to  the
                                   Liquidation Value. Immediately following the

                                   Merger,  no equity security will  be pari passu with the
                                   Preferred Stock and only the Common Stock and any Series
                                   E Preferred Stock issued  upon the Automatic  Conversion
                                   will be junior to the Preferred Stock.
Nasdaq Quotation.................  Alliance  has applied to have the Preferred Stock quoted on Nasdaq under the symbol "ALLYP."
Material Federal Income Tax
Consequences to Holders of
Preferred Stock..................  For a discussion of certain material Federal income  tax consequences  to holders of  Preferred Stock that should
                                   be considered in  connection with an  investment in  the
                                   Preferred   Stock,  see  "Material  Federal  Income  Tax
                                   Consequences to Holders of Preferred Stock."
Risk Factors.....................  For a  discussion  of  certain factors  that  should  be considered  in  connection  with  an  investment  in the
                                   Preferred Stock, see "Risk Factors."

                         SUMMARY FINANCIAL INFORMATION


    The following Summary Forecast of Operations (the "Summary Forecast") sets forth, to the best of management's knowledge and belief and giving consideration to actual results for Alliance and BGII for the three months ended March 31, 1996, management's expectations of the results of operations for the Company (assuming consummation of the Merger and giving effect to the other elements of the Transaction) for the twelve-month period ending December 31, 1996. The Summary Forecast, which consists of forward-looking statements, is qualified by, and subject to, the assumptions set forth below and the other information contained in this Prospectus, and should be read in conjunction with the "Forecast of Operations," including the "Summary of Significant Assumptions and Accounting Policies for the Forecast."



    The following Summary Historical Financial Information tables set forth summary consolidated financial information of Alliance, which has been derived from the audited consolidated financial statements of Alliance, including the notes thereto, as of June 30, 1995 and for the fiscal years ended June 30, 1993, 1994 and 1995, and the unaudited interim condensed consolidated financial statements of Alliance, including the notes thereto, as of March 31, 1996 and for the nine-month periods ended March 31, 1995 and 1996, which are included elsewhere in this Prospectus. The following Summary Historical Financial Information tables also set forth summary consolidated financial information of BGII, which has been derived from the audited consolidated financial statements of BGII, including the notes thereto, as of December 31, 1995 and for the fiscal years ended December 31, 1993, 1994 and 1995, and the unaudited interim condensed consolidated financial statements of BGII, including the notes thereto, as of March 31, 1996 and for the three-month periods ended March 31, 1995 and 1996, which are included elsewhere in this Prospectus. The Summary Historical Financial Information for Alliance and BGII reflects all adjustments which management believes necessary to present fairly the financial position, results of operations and cash flows of Alliance and BGII. All such adjustments are of a normal recurring nature. Interim results may not necessarily be indicative of results which may be expected for any other interim period or for the fiscal year as a whole.



    The following tables also set forth Summary Unaudited Pro Forma Condensed Combined Financial Information. The Pro Forma Statements of Operations Data present results of operations of the Company assuming the Transaction occurred on July 1, 1994 for the statements for the twelve months ended June 30, 1995 and the nine months ended March 31, 1996, and further assuming that the Rainbow Casino operations were consolidated. The detailed presentation of revenues is derived from internally prepared supporting schedules not otherwise presented or incorporated herein. The Pro Forma Balance Sheet Data presents the financial position of the Company assuming the Transaction occurred on March 31, 1996. The Summary Unaudited Pro Forma Condensed Combined Financial Information does not purport to present the financial position or results of operations of the Company had the Transaction and events assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations of the Company as they may be in the future or as they may have been had the Transaction and the consolidation of the Rainbow Casino operating results been consummated on the dates described above. The Summary Unaudited Pro Forma Condensed Combined Financial Information is based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information and should be read in conjunction therewith.



    The tables should be read in conjunction with "Unaudited Pro Forma Condensed Combined Financial Information," "Notes to Unaudited Pro Forma Condensed Combined Financial Information," "Supplemental Analysis of Adjusted Operating Cash Flow," "Forecast of Operations," "Summary of Significant Assumptions and Accounting Policies for the Forecast," "Selected Historical Financial Information of Alliance," "Selected Historical Financial Information of BGII," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the audited consolidated financial statements of Alliance, including the notes thereto, the unaudited interim condensed consolidated financial statements of Alliance, including the notes thereto, the audited consolidated financial statements of BGII, including the notes thereto, the unaudited interim condensed consolidated financial statements of BGII, including the notes thereto, and other financial and operating information included elsewhere in this Prospectus.

                       SUMMARY FORECAST OF OPERATIONS (1)

                                                                          COMPARATIVE ANALYSIS OF
                                                                               OPERATIONS (2)
                                                    --------------------------------------------------------------------
                                                              TWELVE MONTHS                       THREE MONTHS
                                                           ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                    ---------------------------------   --------------------------------
                                                         1994              1995              1995              1996
                                                    ---------------   ---------------   ---------------   --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENTS OF OPERATIONS INFORMATION:
Total Revenues....................................     $373,031          $400,964          $105,778          $99,112
Total Operating Costs.............................      361,753(3)        381,720(3)         96,337(3)        95,185(3)
                                                    ---------------   ---------------   ---------------      -------
Operating Income..................................       11,278            19,244             9,441            3,927
Net Income (Loss).................................     $(12,181)(4)      $ (7,153)(4)      $  2,906(4)       $(3,076)(4)
                                                    ---------------   ---------------   ---------------      -------
                                                    ---------------   ---------------   ---------------      -------
Income (Loss) per Common Share....................     $  (0.84)         $  (0.60)         $   0.04          $ (0.18)
                                                    ---------------   ---------------   ---------------      -------
                                                    ---------------   ---------------   ---------------      -------
SUPPLEMENTAL INFORMATION:
Operating Income..................................     $ 11,278          $ 19,244          $  9,441          $ 3,927
Depreciation and Amortization.....................       22,483            22,584             4,740            5,311
Casino Royalty....................................       (1,670)           (3,674)             (983)          (1,024)
Minority Interest.................................         (675)             (504)              (83)            (432)
                                                    ---------------   ---------------   ---------------      -------
  Subtotal........................................       31,416            37,650            13,115            7,782
Adjustments:
  Rainbow Operations..............................      --                  1,912(6)          1,189(6)        --
  Unusual or Non-recurring
   Charges........................................        2,856(7)          7,783(7)            600(7)         3,487(7)
  Direct Merger Costs.............................      --                --                --                --
                                                    ---------------   ---------------   ---------------      -------
Adjusted Operating Cash Flow......................     $ 34,272(10)      $ 47,345(10)      $ 14,904(10)      $11,269(10)
                                                    ---------------   ---------------   ---------------      -------
                                                    ---------------   ---------------   ---------------      -------
OTHER DATA:
  Net Interest Expense............................     $ 19,561          $ 20,743          $  4,964          $ 5,191
                                                    ---------------   ---------------   ---------------      -------
                                                    ---------------   ---------------   ---------------      -------
  Ratio of Adjusted Operating Cash Flow to Net
   Interest
    Expense.............................................................................................................
  Ratio of Net Debt to Adjusted Operating Cash
    Flow(11)............................................................................................................


                                                       FORECAST OF
                                                     OPERATIONS FOR
                                                    THE TWELVE MONTHS
                                                         ENDING
                                                      DECEMBER 31,
                                                          1996
                                                    -----------------

STATEMENTS OF OPERATIONS INFORMATION:
Total Revenues....................................    $425,957
Total Operating Costs.............................     406,239(3)
                                                      --------
Operating Income..................................      19,718
Net Income (Loss).................................    $(33,939)(4)
                                                      --------
                                                      --------
Income (Loss) per Common Share....................    $  (1.56)(5)
                                                      --------
                                                      --------
SUPPLEMENTAL INFORMATION:
Operating Income..................................    $ 19,718
Depreciation and Amortization.....................      23,192
Casino Royalty....................................      (4,368)
Minority Interest.................................        (920)
                                                      --------
  Subtotal........................................      37,622
Adjustments:
  Rainbow Operations..............................      --
  Unusual or Non-recurring
   Charges........................................       4,479(8)
  Direct Merger Costs.............................      12,815(9)
                                                      --------
Adjusted Operating Cash Flow......................    $ 54,916(10)
                                                      --------
                                                      --------
OTHER DATA:
  Net Interest Expense............................    $ 20,491
                                                      --------
                                                      --------
  Ratio of Adjusted Operating Cash Flow to Net
   Interest
    Expense.......................................        2.7x
  Ratio of Net Debt to Adjusted Operating Cash
    Flow(11)......................................        3.4x


- ------------------------------

(1) The Summary Forecast, which consists of forward-looking statements, gives consideration to actual results for the three months ended March 31, 1996 as well as a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by management of the
    Company, are inherently subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. The Summary Forecast is necessarily speculative in nature, and it is usually the case that one or more of the assumptions do not materialize. The Summary Forecast and actual results will vary, and those variations may be material. Accordingly, the inclusion of the Summary Forecast herein should not be regarded as a representation by the Company or any other person (including the Underwriters) that the Summary Forecast will be achieved. In addition, because the Summary Forecast has been prepared on a consolidated basis, the Summary Forecast does not account for the Company's holding company structure, which may result in cash flows earned at some subsidiaries being unavailable for distribution to the Company including to service indebtedness of the Company. Prospective purchasers are cautioned not to place undue reliance on the Summary Forecast.



(2) See Note (2) -- Presentation of Supplemental Comparative Information of  the
    "Summary   of  Significant  Assumptions  and  Accounting  Policies  for  the
    Forecast" elsewhere in the Prospectus.



(3) Selling, general and administrative costs are net of the following: direct Merger costs (for all periods presented except for the twelve months ending December 31, 1996); the business development costs over (under) the $3.0 million annual budgeted amount totaling $4.7 million, $1.0 million, $1.4 million and $(52,000) for the twelve months ended December 31, 1994 and 1995 and three months ended March 31, 1995 and 1996, respectively; and synergy cost savings totaling $5.0 million for the twelve months ended December 31, 1994 and 1995 and for the twelve months ending December 31, 1996, and $1.3 million for the three months ended March 31, 1995 and 1996. See Note (8) below for one-time $1.0 million costs to implement synergy cost savings in 1996. See Note (9) below for the 1996 presentation which includes direct Merger costs.



(4) Excludes Preferred Stock dividends. Dividends on the Preferred Stock are compounded quarterly at a rate of 15% per annum; however, such dividends are permitted to be paid in kind for the first five years after issuance and partially in kind for the next two years.



                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(5) The loss per Common Share in the forecasted twelve-month period ending December 31, 1996 is computed based on 26,900,000 common shares outstanding, and includes depreciation and amortization of $23.2 million (or $0.86 per share), direct Merger costs of $12.8 million (or $0.48 per share), loss on assumed conversion of New Convertible Debentures of $24.5 million (or $0.91 per share) and Preferred Stock dividends of $8.0 million (or $0.30 per share).



(6) Represents adjustment to reflect management's derivation of Rainbow Casino's annualized results for the period, net of incremental royalty.



(7) Reflects items determined by management to be unusual or non-recurring (which are also included in Total Operating Costs). The concepts of non-recurring or unusual charges as used throughout the Prospectus are not defined in generally accepted accounting principles ("GAAP"). See Notes 10(e),(f),(g) and (h) below.



(8) For the twelve months ending December 31, 1996, reflects items determined by management to be non-recurring charges, consisting of a provision for impaired assets of two development projects totaling $3.2 million; the $1.0 million of one-time charges (which are included in Total Operating Costs) to implement the expected annual synergy cost savings (which are reflected in Total Operating Costs as well); and certain charges of $0.3 million relating to a regulatory investigation and legal proceedings in Louisiana.



(9) Direct Merger costs for the twelve months ending December 31, 1996 of $12.8 million have been included in Total Operating Costs and presented as an adjustment in computing the Adjusted Operating Cash Flow. See Note (3) above for the presentation of direct Merger costs in earlier periods.



(10) The following is a reconciliation of the historical EBITDA (as defined in Note (1) -- Summary Historical Financial Information -- Alliance Gaming Corporation) by business unit to the combined Adjusted Operating Cash Flow:



                                                                                                                    FORECASTED
                                                                                                                      TWELVE
                                               TWELVE MONTHS ENDED DECEMBER            THREE MONTHS ENDED             MONTHS
                                                            31,                             MARCH 31,                 ENDING
                                               -----------------------------       ---------------------------     DECEMBER 31,
                                                  1994              1995              1995             1996            1996
                                               -----------       -----------       ----------       ----------     -------------
                                                                                (IN THOUSANDS)
EBITDA by Business Unit:
  Gaming Machine Management..................      $17,159           $18,260           $4,758           $4,469        $19,957
  Casinos....................................        2,927            10,546              731            3,889         14,958
  Wulff......................................       15,575            15,172            5,106(a)         3,406(a)      16,836
  Gaming.....................................        7,304             7,305            2,659(a)         1,046(a)      10,750
  Systems....................................        3,593             5,788            1,997(a)         1,620(a)       6,303
  Alliance Corporate Administrative
   Expense...................................      (10,609)           (8,912)          (1,654)          (4,723)        (8,979)
  Alliance Development Expense...............       (7,694)          (15,072)          (2,139)          (3,497)       (13,815)
  BGII Corporate Administrative Expense......       (4,520)           (3,732)          (1,285)            (604)        (4,800)
  Discontinued Operations/Other..............       (1,378)(b)          (933)(b)          (58)(b)          (64)(b)     --
  Casino Royalty.............................      --                 (2,718)             (27)          (1,024)        (4,368)
  Minority Interest..........................         (675)             (504)             (83)            (432)          (920)
  BGII Unusual Charges and Other.............         (300)(c)        (7,216)(c)         (400)(c)       (1,296)(c)     (2,300)
                                               -----------       -----------       ----------       ----------     -------------
Combined EBITDA..............................       21,382            17,984            9,605            2,790         33,622
Adjustments:
  Direct Merger Costs........................      --                 13,106(d)        --                3,794(d)      12,815(d)
  Alliance Development Expense...............        4,694(e)            966(e)         1,389(e)           (52)(e)     --
  Rainbow Operations.........................          340(f)          2,506(f)         2,060(f)        --             --
  Unusual or Non-recurring Charges...........        2,856(g)          7,783(h)           600(i)         3,487(j)       4,479(k)
  Synergy Cost Savings.......................        5,000(l)          5,000(l)         1,250(l)         1,250(l)       4,000(l)
                                               -----------       -----------       ----------       ----------     -------------
Adjusted Operating Cash Flow.................      $34,272           $47,345          $14,904          $11,269        $54,916
                                               -----------       -----------       ----------       ----------     -------------
                                               -----------       -----------       ----------       ----------     -------------


  --------------------------------

  (a)Differences in interim results for the three-month periods for Gaming and Systems were affected by the timing and number of new casino openings, and management believes that the interim results for Wulff in the 1996 quarter were affected by regulations, which became effective January 1, 1996, limiting the number of wall machines per square meter in arcade locations, thereby reducing new sales opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



  (b)Principally includes expenses by small casinos and taverns after Alliance management discontinued their operations.



  (c)See Notes (3), (6) and (7) to "Summary Historical Financial Information -- Bally Gaming International, Inc."



  (d)For the twelve months ended December 31, 1995, $11.1 million of direct Merger costs are included in Alliance Development Expense and $2.0 million in BGII Unusual Charges and Other. No such costs were incurred by either company in the three months ended March 31, 1995. For the three months ended March 31, 1996, $2.8 million of direct Merger costs are included in

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

     Alliance Development Expense and $1.0 million in BGII Unusual Charges and Other. For the forecasted twelve months ending December 31, 1996, $10.8 million of direct Merger costs are included in Alliance Development Expense and $2.0 million in BGII Unusual Charges and Other.



  (e)Reflects Alliance Development Expense, which relates to mergers, acquisitions and joint ventures, adjusted to $3.0 million annually. The adjustment to $3.0 million reflects the anticipated elimination of expenses that were being incurred pending Alliance's accomplishment of its strategic plan to acquire a major gaming machine manufacturing company. To accomplish this reduction, Alliance reduced payroll costs and fees paid to consultants and legal costs related to non-BGII transactions it had been pursuing. The adjustment to eliminate direct costs related to the Merger is shown in Note
     (b) above. For the three months ended March 31, 1996, Alliance Development Expense was below the $3.0 million annual rate by $52,000.



  (f)To adjust to reflect the operating results of the Rainbow Casino as if owned during all of 1994 and 1995 and, for the twelve months ended December 31, 1995 and three months ended March 31, 1995, to reflect the recent operating results of the Rainbow Casino, as if such results had occurred for all of 1995 (including an adjustment for additional casino royalty expense of approximately $1.7 million, $1.0 million and $1.0 million for the twelve months ended December 31, 1994 and 1995 and the three months ended March 31, 1995, respectively).



  (g)Includes legal costs included as BGII Corporate Administrative Expense related to a former executive totaling $0.5 million and $0.3 million recorded as BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana and a reserve for discontinued operations of $2.0 million for Alliance included in Alliance Corporate Administrative Expense.



  (h)Includes one-time charges included in Alliance Corporate Administrative Expense consisting of an executive signing bonus of $1.3 million paid in Common Stock and $1.1 million of termination costs for certain officers and directors, which were incurred during the quarter ended June 30, 1995. Also includes $1.4 million relating to a regulatory investigation and legal proceedings in Louisiana included in BGII Unusual Charges and Other, and $0.2 million included in BGII Corporate Administrative Expense for legal costs related to the "Bally" trade name litigation. BGII Unusual Charges and Other also includes $2.0 million in costs related to the merger agreement between BGII and WMS Industries Inc. ("WMS"), a provision of $0.8 million at Wulff to write down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for German value added taxes ("V.A.T.").



  (i)Includes certain charges of $0.4 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana and $0.2 million included in BGII Corporate Administrative Expense for legal costs related to the "Bally" trade name litigation.



  (j)Includes a provision for impaired assets of two development projects totaling $3.2 million included in Alliance Corporate Administrative Expense. Also includes certain charges of $0.3 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana.



  (k)Includes a provision for impaired assets of two development projects totaling $3.2 million in Alliance Corporate Administrative Expense, $1.0 million of one-time charges to implement the expected annual synergy cost savings, and certain charges of $0.3 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana.



  (l)To adjust for estimated synergy cost savings identified by management to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis. For the forecasted twelve months ending December 31, 1996, the synergy cost savings are presented net of the $1.0 million of one-time charges to implement the cost savings (which are added back in (i) above).



(11) Net Debt is defined as total long-term debt, including current maturities, less cash and cash equivalents and securities available for sale.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION



ALLIANCE GAMING CORPORATION



                                                                         FISCAL YEARS                NINE MONTHS
                                                                        ENDED JUNE 30,             ENDED MARCH 31,
                                                                -------------------------------  --------------------
                                                                  1993       1994       1995       1995       1996
                                                                ---------  ---------  ---------  ---------  ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net Revenues..................................................  $ 113,091  $ 123,054  $ 131,988  $  93,776  $ 116,796
Operating Loss................................................        (52)    (7,468)    (4,261)    (2,544)    (5,872)
Net Interest Expense..........................................     (4,048)    (4,746)    (5,335)    (3,609)    (5,135)
Net Loss......................................................  $  (3,650) $ (13,128) $ (10,751) $  (6,793) $ (14,829)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Net Loss per Common Share.....................................  $   (0.38) $   (1.28) $   (0.95) $   (0.61) $   (1.21)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Deficit of Earnings to Fixed Charges..........................  $  (3,650) $ (12,887) $ (10,487) $  (6,399) $ (14,248)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Pro Forma Deficit of Earnings to Fixed Charges................                        $  (1,164) $    (200) $  (9,821)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
Pro Forma Deficit of Earnings to Fixed Charges and Preferred
 Stock Dividend...............................................                        $  (9,203) $  (6,116) $ (15,737)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
CASH FLOW INFORMATION:
Historical Cash Flow From:
  Operating Activities........................................  $   5,909  $   9,062  $     957  $     167  $    (533)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
  Investing Activities........................................  $  (8,998) $ (27,299) $ (21,648) $  (9,791) $   5,255
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
  Financing Activities........................................  $   2,430  $  45,742  $  (2,660) $  (1,509) $  (2,485)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Pro Forma Cash Flow From:
  Operating Activities........................................                        $   7,225  $   4,890  $  20,564
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
  Investing Activities........................................                        $ (26,936) $ (13,637) $     354
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
  Financing Activities........................................                        $    (757) $   1,604  $  (3,358)
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------
OTHER DATA:
Gaming Machine Management:
  Units.......................................................      5,868      5,889      5,902      5,955      5,989
  Locations...................................................        518        506        526        527        539
Casinos:
  Tables......................................................          9          9         37          9         35
  Slots Operated..............................................        428        434      1,005        433      1,038
Revenues:
  Gaming Machine Management...................................  $  96,282  $ 102,830  $ 106,827  $  79,389  $  81,111
  Casinos.....................................................     11,286     12,046     19,668      9,874     34,361
  Discontinued Operations.....................................      5,523      8,178      5,493      4,513      1,324
                                                                ---------  ---------  ---------  ---------  ---------
    Net Revenues..............................................  $ 113,091  $ 123,054  $ 131,988  $  93,776  $ 116,796
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
EBITDA (1):
  Gaming Machine Management...................................  $  14,564  $  16,820  $  18,562  $  13,558  $  12,967
  Casinos (2).................................................      1,963      2,190      5,359      2,444     10,789
  Corporate Development Expenses (3)..........................       (900)    (1,192)    (7,843)    (5,647)   (14,234)
  Corporate Administrative Expenses (4).......................     (6,191)    (7,882)   (10,177)    (5,906)    (7,710)
  Discontinued Operations (5).................................       (770)    (7,874)      (642)       (59)      (357)
  Casino Royalty..............................................     --         --           (810)       (27)    (2,931)
  Minority Interest...........................................     --           (506)      (397)      (252)      (708)
                                                                ---------  ---------  ---------  ---------  ---------
    Total EBITDA (1)..........................................  $   8,666  $   1,556  $   4,052  $   4,111  $  (2,184)
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Depreciation and Amortization.................................  $   8,718  $   9,530  $   9,520  $   6,934  $   7,328
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Capital Expenditures..........................................  $   5,092  $   7,022  $   7,880  $   5,038  $   9,633
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------



                                                                                                      AT MARCH 31,
                                                                                                          1996
                                                                                                      ------------
BALANCE SHEET DATA:
Cash and Cash Equivalents and Securities Available for Sale ........................................   $   25,562
Working Capital.....................................................................................       15,583
Total Assets........................................................................................      111,288
Long-Term Debt, Including Current Maturities........................................................       99,089
Stockholders' Deficiency............................................................................       (5,595)



                                                   (FOOTNOTES ON FOLLOWING PAGE)

- --------------------------

(1) EBITDA is defined as earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"). Corporate expenses, casino royalty, minority interest and unusual charges and other are shown as separate components of EBITDA and are not allocated back to business units. EBITDA should not be construed as an alternative to net income or any other GAAP measure of performance as an indicator of Alliance's performance or to cash flows generated by operating, investing and financing activities as an indicator of cash flows or a measure of liquidity. Management believes that EBITDA is a useful adjunct to net income and other measurements under GAAP and is a conventionally used financial indicator.


(2) Since March 29, 1995, the Rainbow Casino operations have been consolidated with Alliance.


(3) Includes direct Merger costs of $1.7 million and $12.2 million for the fiscal year ended June 30, 1995 and the nine months ended March 31, 1996, respectively.


(4) Includes one-time charges incurred by Alliance consisting of an executive signing bonus of $1.3 million paid in Common Stock and $1.1 million of termination costs for certain officers and directors, which were incurred during the quarter ended June 30, 1995, and a provision for impaired assets of two development projects totaling $3.2 million incurred in the quarter ended March 31, 1996.


(5) Includes businesses now or previously considered as discontinued operations.

BALLY GAMING INTERNATIONAL, INC.



                                                                                                     THREE MONTHS
                                    FISCAL YEARS ENDED DECEMBER 31,                                 ENDED MARCH 31,
                             ----------------------------------------------                  -----------------------------
                               1993             1994                1995                        1995               1996
                             --------        ----------          ----------                  ----------         ----------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS
 DATA:
Revenues.................    $168,707        $236,192            $249,312(1)                 $   68,289         $   58,544
Operating Income
 (Loss)..................     (18,536)(2)      13,381(3)(4)         8,364(1)(3)(4)(5)(6)          6,637(3)(4)        2,274(3)(7)
Interest Expense.........       4,424           6,768               6,853                         1,733              1,665
Net Income (Loss)........    $(23,443)       $  3,793            $ (3,393)                   $    2,862         $     (513)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
Net Income (Loss) per
 Share...................    $  (2.19)       $   0.35            $  (0.31)                   $     0.27         $    (0.05)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
Ratio of Earnings to
 Fixed Charges...........       --               1.93X               1.21X                         3.69X              1.35X
                                             ----------          ----------                  ----------         ----------
                                             ----------          ----------                  ----------         ----------
Deficit of Earnings to
 Fixed Charges...........    $(22,960)          --                  --                           --                 --
                             --------
                             --------
CASH FLOW INFORMATION:
  Operating Activities...    $(29,548)       $  1,224            $  3,795                    $   (5,605)        $   (1,757)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
  Investing Activities...    $(13,407)       $ (6,391)           $ (6,233)                   $   (2,108)        $   (2,218)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
  Financing Activities...    $ 38,980        $  8,231            $ (1,961)                   $    1,688         $      590
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
OTHER DATA:
Unit Sales:
  Gaming.................      10,156          21,625              18,084                         4,862              4,041
  Wulff..................      12,552          13,100              12,000                         2,900              2,400
Revenues:
  Gaming (8).............    $ 49,298        $118,659            $111,849(1)                 $   27,979         $   24,784
  Systems................      12,748          13,386              20,681                         6,088              5,004
                             --------        ----------          ----------                  ----------         ----------
    Gaming Machine
     Manufacturing and
     Systems.............      62,046         132,045             132,530                        34,067             29,788
  Wulff..................     106,661         104,147             116,782                        34,222             28,756
                             --------        ----------          ----------                  ----------         ----------
    Total Revenues.......    $168,707        $236,192            $249,312                    $   68,289(9)      $   58,544(9)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
EBITDA (10):
  Gaming (8).............    $(24,747)(2)    $  7,304            $  7,305(1)(5)              $    2,659         $    1,046
  Systems................       3,829           3,593               5,788                         1,997              1,620
                             --------        ----------          ----------                  ----------         ----------
    Gaming Machine
     Manufacturing and
     Systems.............     (20,918)(2)      10,897              13,093(1)(5)                   4,656              2,666
  Wulff..................      15,959          15,575              15,172                         5,106              3,406
  BGII Corporate
   Administrative Expense
   (8)...................      (5,473)         (4,520)(4)          (3,732)(4)                    (1,285)(4)           (604)
  Unusual Charges and
   Other.................       --               (300)(3)          (7,216)(3)(6)                   (400)(3)         (1,296)(3)(7)
                             --------        ----------          ----------                  ----------         ----------
    Total EBITDA (10)....    $(10,432)       $ 21,652            $ 17,317                    $    8,077(9)      $    4,172(9)
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
Depreciation and
 Amortization............    $  8,103        $  8,271            $  8,953                    $    1,440         $    1,898
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------
Capital Expenditures.....    $  6,467        $  9,537            $  8,240                    $    2,232         $    2,733
                             --------        ----------          ----------                  ----------         ----------
                             --------        ----------          ----------                  ----------         ----------



                                                                                                    AT MARCH 31,
                                                                                                        1996
                                                                                                   ---------------
BALANCE SHEET DATA:
Cash and Cash Equivalents........................................................................     $   2,009
Working Capital..................................................................................        85,649
Total Assets.....................................................................................       186,936
Long-Term Debt, Including Current Maturities.....................................................        69,971
Stockholders' Equity.............................................................................        86,000


- ------------------------------

(1) Includes the impact of sales returns of $0.3 million by Gaming related to two riverboats at the River City Complex in New Orleans which filed for bankruptcy.


(2) Includes $6.2 million in charges to increase inventory valuation reserves in 1993 principally related to inventory originally intended for sale in the Louisiana video lottery terminal market. Includes $1.2 million in charges related to a management reorganization at Gaming in 1993. Includes a provision for doubtful receivables totaling $5.1 million recorded by Gaming in 1993 related to a former distributor who filed for bankruptcy during the second quarter of 1993.


(3) Includes certain charges consisting of costs relating to a regulatory investigation and legal proceedings in Louisiana totaling $0.3 million and $1.4 million for the years ended December 31, 1994 and 1995, respectively, and $0.4 million and $0.3 million for the three months ended March 31, 1995 and 1996, respectively.


(4) Includes legal costs related to a former executive totaling $0.5 million during the year ended December 31, 1994. Also includes legal costs related to the "Bally" trade name litigation totaling $0.2 million during both the year ended December 31, 1995 and the three months ended March 31, 1995.


(5) Includes a provision for doubtful receivables of $0.9 million related to the bankruptcy described in Note (1) above.



                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(6) Includes $2.0 million in Merger transaction costs and related litigation expenses, $2.0 million in costs related to the merger agreement with WMS, a provision of $0.8 million at Wulff to write-down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for V.A.T.


(7) Includes $1.0 million in Merger transaction costs.


(8) Includes results of GmbH and BGI Australia Pty Limited in Gaming's results, along with certain reclassifications from historical presentation.


(9) Differences in interim results for the three-month periods for Gaming and Systems were affected by the timing and number of new casino openings, and management believes that the interim results for Wulff in the 1996 quarter were affected by regulations, which became effective January 1, 1996, limiting the number of wall machines per square meter in arcade locations, thereby reducing new sales opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(10)See Note (1) to "Summary Historical Financial Information -- Alliance Gaming Corporation" in this Prospectus Summary.

       SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION



                                                                                         FISCAL YEAR  NINE MONTHS
                                                                                            ENDED        ENDED
                                                                                          JUNE 30,     MARCH 31,
                                                                                            1995          1996
                                                                                         -----------  ------------
                                                                                          (DOLLARS IN THOUSANDS,
                                                                                          EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues...............................................................................   $ 400,821    $  287,117
Operating Income.......................................................................      22,677         9,136
Net Interest Expense...................................................................     (20,431)      (15,716)
Casino Royalty.........................................................................      (3,431)       (2,931)
Minority Interest......................................................................        (397)         (708)
Other, net.............................................................................         418           398
                                                                                         -----------  ------------
Loss Before Taxes......................................................................      (1,164)       (9,821)
Provisions for Income Taxes............................................................      (2,555)       (1,508)
                                                                                         -----------  ------------
Net Loss...............................................................................   $  (3,719)   $  (11,329)
                                                                                         -----------  ------------
                                                                                         -----------  ------------
Preferred Stock Dividend...............................................................   $  (8,039)   $   (5,916)
                                                                                         -----------  ------------
                                                                                         -----------  ------------
Net Loss per Common Share..............................................................   $   (0.47)   $    (0.66)
                                                                                         -----------  ------------
                                                                                         -----------  ------------
OTHER DATA:
Depreciation and Amortization..........................................................   $  22,642    $   17,114
Capital Expenditures...................................................................      16,742        16,176



                                                                                                      AT MARCH 31,
                                                                                                          1996
                                                                                                      ------------
BALANCE SHEET DATA:
Cash and Cash Equivalents and Securities Available for Sale.........................................   $   19,817
Working Capital.....................................................................................      107,330
Total Assets........................................................................................      345,564
Current Maturities of Long-Term Debt (1)............................................................       19,506
Long-Term Debt, Excluding Current Maturities........................................................      188,926
Stockholders' Equity................................................................................       42,350


- --------------------------

(1) Includes $14.8 million of borrowings under a working capital revolving facility at Wulff.

                                  RISK FACTORS

    IN   ADDITION  TO  THE  OTHER  INFORMATION  CONTAINED  IN  THIS  PROSPECTUS,
PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY.

HIGH LEVERAGE AND FIXED CHARGES AFTER THE MERGER; HOLDING COMPANY STRUCTURE; WORKING CAPITAL


    The Company will have a substantial amount of indebtedness after the Transaction. As of March 31, 1996, on a pro forma basis after giving effect to the Transaction, the Company would have had outstanding debt of approximately $208.4 million and a long-term debt to equity ratio of 4.9 to 1. If the Preferred Stock were included in debt the pro forma long-term debt to equity ratio would be 6.1 to 1. See "The Merger and Related Financings,"
"Capitalization" and "Unaudited Pro Forma Condensed Combined Financial Information." In addition, if the maximum amount of dividends on the Preferred Stock were paid in kind, as anticipated, the liquidation value of the Preferred Stock would accrete to approximately $124.0 million after seven years. The high level of indebtedness and the amount of Preferred Stock of the Company outstanding following the Transaction will have important consequences, including without limitation the following: (i) significant interest expense, cash dividend requirements (after five years), principal repayment (primarily after seven years) and Preferred Stock redemption obligations (after eight years) resulting in substantial annual fixed charges and significant repayment and redemption obligations; (ii) significant limitations on the Company's ability to obtain additional financing, make capital expenditures, make acquisitions and take advantage of other business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources of the Company (Pro Forma)."



    On a pro forma basis after giving effect to the Transaction and the use of proceeds thereof, the Company's earnings would have been inadequate to cover fixed charges (including the imputed fixed charges for contingent rental expense related to revenue-sharing agreements in its Nevada gaming machine management operations of approximately $18.0 million annually) by approximately $1.2 million for the year ended June 30, 1995 and $9.8 million for the nine-month period ended March 31, 1996. On a pro forma basis after giving effect to the Transaction, the Company would have annual fixed charges (including the imputed fixed charges referred to in the immediately preceding sentence) of approximately $44.4 million, plus dividends on the Preferred Stock (aggregating $8.0 million in the first year permitted to be paid in kind for the first five years after issuance and partially in kind for the next two years) and additional dividends (payable in kind and only payable for the first three years following issuance) on the Series E Preferred Stock. Future operating results are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to generate the cash flow necessary to permit the Company to meet its fixed charges and repayment obligations. If the Company is unable to generate sufficient cash flow from operations in the future, it may be required to refinance all or a portion of its existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on terms that are favorable or acceptable to the Company. Any inability of the Company to service its fixed charges and repayment obligations would have a significant adverse effect on the Company and the market value and marketability of the Securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources of the Company (Pro Forma)."



    Alliance is a holding company, the only material assets of which are equity interests in its subsidiaries (including, after the Merger, BGII and its subsidiaries). The ability of Alliance to make interest and principal payments on its obligations, including the Senior Secured Notes, and to pay cash dividends on the Preferred Stock, will depend on the subsidiaries' ability to generate sufficient cash flow from operations and distribute such amounts to Alliance. Such entities' ability to make these distributions is restricted by, among other things, the indebtedness of Alliance's Video Services, Inc. ("VSI") subsidiary and may be restricted by other obligations which may be incurred in the future and by restrictions imposed by gaming authorities on licensed enterprises.

    The Company believes that its working capital needs will increase as a result of the introduction of new machines and the expected increases in production and sales levels from recent historical levels. The Company expects that cash flow generated by operations and other available cash will be sufficient to satisfy the Company's normal working capital needs, although there can be no assurance the Company will generate such available cash. See "-- Implementation of the Merger." In order to be competitive in meeting the growing customer demand for financing of gaming equipment in emerging gaming markets, the Company also plans to continue to involve third-party finance companies to secure additional financing; however, there can be no assurances that such additional financing will be obtained. Failure to obtain such financing on terms acceptable to the Company could impair the Company's operations and ability to pursue its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


RESTRICTIONS ON CERTAIN ACTIVITIES


    The Indenture pursuant to which the Senior Secured Notes will be issued (the "Indenture") will provide that the Senior Secured Notes will be guaranteed by subsidiaries of the Company and secured by the stock thereof as described herein and will impose restrictions on Alliance and its subsidiaries, in addition to restrictions imposed by existing instruments, including the indenture for the Old Convertible Debentures. Generally, the restrictions contained in these indentures relate to the incurrence of additional indebtedness, the distribution of cash and/or property to shareholders, the repayment or repurchase of pari passu or junior securities, investments, mergers and sales of assets and the creation of liens. These restrictions and requirements could limit the ability of the Company to respond to changing business and economic conditions. A failure to comply with any of these obligations could also result in an event of default under the Indenture, which could permit acceleration of the Senior
Secured Notes and acceleration of certain other indebtedness of the Company under other instruments which may contain cross-acceleration or cross-default provisions. See "Description of the Senior Secured Notes."



CERTAIN CONSIDERATIONS RELATED TO THE COLLATERAL FOR THE SENIOR SECURED NOTES



    There can be no assurance that, in the event the Trustee were to exercise remedies under the Indenture, the proceeds of the sale of any of the Collateral (as defined) securing the Senior Secured Notes pursuant to the Indenture and the Collateral Agreements (described herein under "Description of the Senior Secured Notes -- Security for the Senior Secured Notes") would be sufficient to satisfy any payment of the Senior Secured Notes. The amount of proceeds received on any such sale of the Collateral would be influenced by many factors, including limitations on the ownership of securities of the Company contained in various gaming laws and the timing and manner of any such sale. See "Gaming Regulation and Licensing." Consequently the book value of the Collateral should not be relied upon as a measure of realizable value.


OPERATING HISTORY--RECENT LOSSES


    Alliance incurred net losses of $3.7 million, $13.1 million and $10.8 million for its fiscal years ended June 30, 1993, 1994 and 1995, respectively, and a net loss of $14.8 million for the nine months ended March 31, 1996, whereas BGII had net income of $5.3 million, a net loss of $23.4 million, net income of $3.8 million and a net loss of $3.4 million for its fiscal years ended December 31, 1992, 1993, 1994 and 1995, respectively and a net loss of $0.5 million for the three months ended March 31, 1996. There can be no assurance that the Company will be profitable in the future, that there will not be similar or other unusual or non-recurring charges in the future, or that future results will improve as a result of the Merger. See "Unaudited Pro Forma Condensed Combined Financial Information," "Selected Historical Financial Information of Alliance" and "Selected Historical Financial Information of BGII."



    The new wall machine unit sales of Wulff decreased by approximately 8% in the year ended December 31, 1995 as compared to the year ended December 31, 1994 and by approximately 17% in the three months ended March 31, 1996 as compared to the three months ended March 31, 1995. Management believes new wall machine revenues for the last six months of 1995 and the first three months of 1996 were adversely affected by an industry downturn caused by regulations imposed in Germany limiting the number of wall machines per square meter in arcade locations effective January 1, 1996, thereby reducing sales opportunities, and by increased competition from the sale of foreign-manufactured token machines in

Germany. Management expects the adverse impact of such regulations to continue during the second quarter of 1996; however, there can be no assurance that this impact will only be temporary. Foreign competition may also continue to have an adverse impact on wall machine revenues.


IMPLEMENTATION OF THE MERGER

    The Company's future operations and earnings will be largely dependent upon the Company's ability to integrate the businesses separately conducted by Alliance and BGII prior to the Merger. Alliance and BGII currently operate in different areas of the gaming entertainment industry, with only modest overlap in their activities. There can be no assurance that the Company will successfully integrate the businesses of Alliance and BGII, and a failure to do so would have a material adverse effect on the Company's financial position, results of operations and cash flows. Additionally, although the Company does not currently have any specific acquisition plans other than the Merger, the need to focus management's attention on integration of the separate businesses may limit the Company's ability to successfully pursue acquisitions or other opportunities related to its business for the foreseeable future. Although the Company plans to introduce more sophisticated technology into BGII's electronic gaming machines, there is no assurance that it will succeed in doing so or that it will be able to enter into alliances with technology and entertainment companies. In addition, although management cannot precisely quantify future cost savings, the Company expects to realize cost savings of approximately $5.0 million on an annual basis (primarily through the reduction of duplicative costs, such as facility, legal, accounting and compensation costs) as a result of the Merger. In order to achieve these cost savings, the Company believes it will incur one-time costs of approximately $1.0 million. The achievement of these savings is dependent on, among other things, the successful integration of the businesses of Alliance and BGII. There can be no assurance, however, that such savings will be achieved or sustained. See "Unaudited Pro Forma Condensed Combined Financial Information."

    BGII currently supplies electronic gaming machines to certain customers which are in competition with Alliance. It is possible that, because of such competition, certain of these customers may cease purchasing electronic gaming machines from BGII after the Merger. Alliance and BGII do not believe that such discontinuations, if at all, will be material. BGII sales to machine management operators have historically been, and are likely to remain, insignificant. Nevertheless, discontinuance of purchases by customers could adversely affect the Company's sales.

FINANCIAL FORECAST


    The Company was the sole preparer of the forecast (the "Forecast") set forth under "Forecast of Operations." While such Forecast is presented with numerical specificity, it is based on the Company's current best estimates of expected results given the forecasted assumptions described in "Summary of Significant Assumptions and Accounting Policies for the Forecast" for the period presented, including consummation of the Merger and the other elements of the Transaction. The Forecast, which consists of forward-looking statements, is qualified by and subject to the assumptions set forth therein and the other information contained in this Prospectus. The Company does not intend to update or otherwise revise the Forecast to reflect events or circumstances existing or arising after the date of this Prospectus or to reflect the occurrence of unanticipated events. The Forecast necessarily is based upon a number of estimates and assumptions, that, while presented with numerical specificity and considered reasonable by the Company, are inherently subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the Company. Financial forecasts are necessarily speculative in nature, and it is usually the case that one or more of the assumptions underlying such projections do not materialize. The Forecast and actual results will vary, and those variations may be material. The inclusion of the Forecast herein should not be regarded as a representation by the Company or any other person (including the Underwriters) that the Forecast will be achieved. Prospective purchasers are cautioned not to place undue reliance on the Forecast or the other forward-looking information contained herein.



CHANGE OF CONTROL



    Following  consummation   of  the   Transaction,  Alliance's   two   largest
shareholders, Alfred Wilms and Kirkland Investment Corporation ("KIC"), who currently own approximately 38.8% and 10.3%, respectively, of the outstanding shares of Common Stock, will own approximately 18.8% and 5.0%, respectively, of the outstanding shares of Common Stock. Accordingly, following the Transaction, no one person or group will hold a majority interest in the Company, and it is possible that the Company could be subject to a change in control, either pursuant to a takeover attempt or otherwise, to a greater degree than has been the case. Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Common Stock in favor of four nominees of KIC to Alliance's seven-member Board of Directors. See "Security Ownership of Certain Beneficial Holders and Management."



    The indentures for the Senior Secured Notes and the Old Convertible Debentures contain provisions relating to certain changes of control of the Company ("Change of Control"). Upon the occurrence of such a Change of Control, the Company will be required, subject to certain conditions, to offer to purchase all outstanding Senior Secured Notes and any remaining Old Convertible Debentures, as applicable, at a price equal to 101% of the then outstanding principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. The Transaction will not constitute a Change of Control under the indenture for the Old Convertible Debentures. On a pro forma basis after giving effect to the Transaction, the Company will not have sufficient funds available to purchase all of the outstanding Senior Secured Notes and/or Old Convertible Debentures were they to be tendered in response to an offer made as a result of a Change of Control. There can be no assurance that the Company would have or be able to obtain such funds through a refinancing of the Senior Secured Notes or the Old Convertible Debentures to be repurchased or otherwise. In addition, the right to require Alliance to redeem the Old Convertible Debentures could create an event of default under senior indebtedness as a result of which any redemption could, absent a waiver, be blocked by the subordination provisions of the indenture for the Old Convertible Debentures. Also, the requirement that Alliance offer to repurchase the Senior Secured Notes and Old Convertible Debentures in the event of a change of control may have the effect of deterring a third party from effecting a transaction that would constitute a Change of Control.



COMPETITION



    GAMING MACHINE MANAGEMENT OPERATIONS. The competition for obtaining and renewing gaming machine routes in Nevada is high and continues to intensify. Such competition has, over time, reduced Alliance's gross profit margins for such operations. In addition, such competition has required Alliance to provide substantial financial incentives and incur financial risks to retain or obtain certain gaming machine route locations. Such incentives include long-term lease commitments, guarantees of leases in favor of owners of local establishments, substantial advance deposits, payments of lease rentals in advance and loans for buildings and tenant-improvement costs. Although Alliance believes that it now has adequate procedures for evaluating and managing such risks, historically substantial losses have been incurred in connection with such transactions reflecting, in part, former management's willingness to accept higher levels of risk to further its policy of emphasizing market share. Notwithstanding the change in Alliance's business strategy to one emphasizing profitability rather than market share, the future success of the Company's machine management operations will continue to be dependent to some extent on its ability and willingness to provide such financial inducements. Although Alliance has historically generated sufficient new machine management contracts to offset the loss of old machine management contracts, due to increased competition, the increased sophistication and bargaining power of customers and possibly other factors not yet known, there can be no assurance that the Company will be able to obtain new machine management contracts or renew or extend its current space lease or revenue-sharing arrangements upon their expiration or termination, or that, if renewed or extended, the terms will be favorable to the Company. In Louisiana, the Company's racetrack and OTBs compete with various truck stops and locations with liquor licenses throughout the New Orleans area, as well as riverboat gaming and one land-based casino which may re-open in New Orleans.



    CASINO OPERATIONS. The operation of casinos is also a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. In Sparks/Reno, Nevada, the principal competition for the Company's operations comes from larger casinos focusing on the local market. The Company's one dockside casino in Vicksburg, Mississippi faces substantial direct competition from other dockside gaming facilities in the region.

    GERMAN OPERATIONS. Germany's wall machine manufacturing industry is dominated by Wulff and two of its competitors. These three entities are believed collectively to account for more than 90% of the entire market for wall machines (which exists almost exclusively in Germany). Wulff's two major competitors have greater resources than the Company and own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades. In addition, wall machines compete for floor space in arcades with token machines, the sales of which have expanded rapidly in the last several years, in part as a result of low price competitors from outside Germany and the popularity of these machines. Token machines are not subject to the strict German licensing requirements governing wall machines.



    GAMING MACHINE MANUFACTURING AND SYSTEMS OPERATIONS. The market for gaming machines is extremely competitive, and there are a number of established, well-financed and well-known companies producing machines that compete with each of BGII's product lines in each of the markets for BGII's gaming machine manufacturing operations. The domestic market for gaming machines is dominated by a single competitor, International Game Technology ("IGT"), with a number of smaller competitors in the field. In addition, certain technology-oriented companies have recently announced plans to enter the gaming machine market. Management believes that some of these competitors have greater capital resources than the Company. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player and quality of the product, and having an extensive distribution and sales network. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino.



    The competition for the computerized monitoring systems designed and sold by Systems currently consists of IGT, Casino Data Systems ("CDS"), and, to a lesser extent, Gaming Systems International, Inc. and Acres Gaming, Inc. Competition is keen in this market due to the number of providers and the limited number of casinos and the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a provider's success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the marketplace while at the same time maintaining the base of loyal existing customers.


PRODUCT DEVELOPMENT

    The future success of the Company depends to a large extent upon its ability to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of the Company's products and force it to respond quickly with its own competing products. The Company's plans with respect to the introduction of more sophisticated technology into the electronic gaming machine market are designed to lead to an increase in market share and profitability for the Company. See "Business." However, no products incorporating such technology have reached the development stage, and there is no assurance that any such products will be developed, or that if developed they will receive necessary regulatory approvals or be commercially successful.

CUSTOMER FINANCING

    Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming to grant extended payment terms on electronic gaming machines and other gaming equipment. Approximately 75% of Gaming's slot and video gaming machine customers pay within 90 days or less. Approximately 25% of Gaming's sales, primarily in certain emerging gaming markets such as riverboat casinos and Indian gaming casinos, are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. While customer financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming has greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. In addition, in certain situations, Gaming has participated in the financing of other gaming-related equipment manufactured by third parties in the emerging North American gaming markets. International sales by Gaming are generally consummated on a cash basis or financed over a period of one year or less.

    Wulff provides customer financing for approximately 20% of its sales, and management expects this practice to increase during the latter half of 1996. See "Business--German Operations--Operations of Wulff--Sales and Marketing."

SALES TO NON-TRADITIONAL GAMING MARKETS


    The continued growth of the non-traditional markets outside of Nevada and Atlantic City for electronic gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. The Company cannot predict which new jurisdictions or markets, if any, will approve the operation of electronic gaming machines, the timing of any such approval or the level of the Company's participation in any such markets or that jurisdictions currently permitting gaming will continue to do so in the future.


FOREIGN OPERATIONS

    The Company's business in foreign markets is subject to the risks customarily associated with such activities. These risks include fluctuations in foreign currency exchange rates and controls, expropriation, nationalization and other economic, tax and regulatory policies of local governments as well as the laws and policies of the United States affecting foreign trade and investment. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

KEY PERSONNEL

    The success of the Company will be dependent, to a significant extent, upon the continued services of a relatively small group of executive personnel. The loss or unavailability of one or more of such executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations. See "Management."

STRICT REGULATION BY GAMING AUTHORITIES


    The manufacture and distribution of gaming machines and the conduct of gaming operations is subject to extensive Federal, state, local and foreign regulation by various gaming authorities (each, a "Gaming Authority"). Although the laws and regulations of the various jurisdictions in which the Company operates vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of the qualification, including evidence of integrity and financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming machines and gaming operations as well as for the officers, directors, major stockholders and key personnel of such companies. Alliance and BGII and their key personnel have obtained, or applied for, all government licenses, registrations, findings of suitability, permits and approvals necessary for the manufacture and distribution, and operation where permitted, of their gaming machines in the jurisdictions in which Alliance and BGII currently do business. However, there can be no assurance that such licenses, registrations, findings of suitability, permits or approvals will be given or renewed in the future or that the Company will obtain the licenses necessary to operate in emerging markets.



    BGII was pursuing a permanent manufacturer's license for Gaming as it relates to the land-based casino in New Orleans. However, in November 1995, the operator of the land-based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the regulatory operations of the Louisiana Economic Development Gaming Corporation ("LEDGC") and, shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations and dismissed its President and employees. The Louisiana legislature recently passed a bill which created a single gaming control board for the regulation of gaming in Louisiana who will issue all licensing after May 1, 1996 for video draw poker devices. The foregoing occurred prior to completion of review of Gaming's pending application. In addition, BGII's application for renewal of Gaming's license as a gaming-related casino service industry in New Jersey is pending before the New Jersey Casino Control Commission (the "New Jersey Commission"). See "--Ongoing BGII Regulatory Investigations" and "Gaming Regulation and Licensing."



    Alliance currently has an agreement with Fair Grounds Corporation, Jefferson Downs Corporation and Finish Line Management Corporation (collectively, "Fair Grounds") to be the exclusive operator of video poker machines at the only racetrack and ten associated OTBs in the greater New Orleans area. The Louisiana legislature has recently passed a bill which will result in an election to be held in November 1996 which will allow each parish to decide whether to disallow video poker devices, riverboat casinos and, in Orleans Parish, land-based casinos. If any parish in which the Company operates elects to disallow video poker devices, the Company would have to cease its video poker operations there by June 30, 1999. The Company cannot predict which parishes will so elect; however, if Orleans Parish or certain other parishes in which Alliance operates so elect, the cessation of the Company's video poker operations would have a material adverse effect on the operations of the Company. The Company's operations also depend on the financial viability of the racetrack, which is beyond the control of the Company.


OWNERSHIP LIMITATIONS ON SECURITIES OF THE COMPANY


    The Gaming Authorities may, at their discretion, require the holder of any security of the Company, such as the Senior Secured Notes or the Preferred Stock, to file applications, be investigated and be found suitable to own such security of the Company. If a record or beneficial owner of the Senior Secured Notes or the Preferred Stock is required by a Gaming Authority to be found suitable, such owner will be required to apply for a finding of suitability within 30 days after request by such Gaming Authority, or within such earlier time as required by such Gaming Authority. As a general matter, assuming a passive investment intent, only owners of specified percentages of the Company's voting securities are required to be found suitable, absent unusual circumstances, which percentage is typically between 10% to 15% of any class of such securities. In the event that there is a default in the payment of dividends for six consecutive dividend payment dates, the Preferred Stock will qualify as a voting security and will be considered as a separate class of voting securities for purposes of determining beneficial ownership. The applicant for a finding of suitability generally must pay all costs of the investigation for such finding of suitability and in Nevada must provide an initial deposit as determined by the Nevada State Gaming Control Board to pay the anticipated costs and charges incurred in the investigation and deposit such additional sums as are required by the Nevada State Gaming Control Board to pay final costs and charges. If a Gaming Authority determines that a holder is unsuitable to own the Senior Secured Notes or the Preferred Stock or to have any other relationship with the Company, then the Company can be sanctioned, including by the loss of its approvals, if without the prior approval of the Gaming Authorities, it; (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever; (ii) recognizes any voting right by such person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction; or (v) fails to pursue all lawful efforts to require such person to relinquish his voting securities including, if necessary, the immediate purchase of such voting securities for cash at fair market value. The Company will be permitted to repurchase a holder's Senior Secured Note pursuant to a Required Regulatory Redemption. See "Description of the Senior Secured Notes--Optional Redemption."



    Any person who fails or refuses to apply for a finding of suitability within the period of time required or prescribed by a Gaming Authority may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any holder of the Securities found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Securities beyond such period of time prescribed by a Gaming Authority may be guilty of a criminal offense. See "Gaming Regulation and Licensing."


ONGOING BGII REGULATORY INVESTIGATIONS


    In May 1994, an investigation of BGII's former VLT Louisiana distributor resulted in the indictment by a United States grand jury and subsequent conviction in New Orleans of 18 individuals including certain of the former distributor's officers, directors, employees and others. In addition, Alan Maiss, a former director and president of BGII, pled guilty to misprision of a felony in connection with such investigation. BGII, its subsidiaries and its current employees were not subject to such investigation. BGII's activities with regard to its former VLT distributor in Louisiana have been the subject of current inquiries by gaming regulators. The gaming authorities in Ontario, Canada, who have investigated the matter, issued a gaming registration to Bally Gaming, Inc. on February 8, 1996. The New Jersey Commission is currently reviewing such proceedings in connection with Gaming's application for a license renewal. An adverse determination by a Gaming Authority in any jurisdiction could result in the loss of the Company's ability to do business in that jurisdiction and could have the effect of discouraging gaming operators from doing business with the Company. In addition, further regulatory scrutiny in other jurisdictions may follow any such adverse determination. See "Business--Other Litigation" and "Gaming Regulation and Licensing."


CERTAIN LITIGATION



    WMS has instituted a lawsuit in New York State Court against BGII alleging, among other things, that $4.8 million is due and payable from BGII to WMS as a result of the termination of BGII's merger agreement with WMS. Pursuant to the Merger Agreement, Alliance has agreed to indemnify BGII against such a claim under certain circumstances.



    Prospective purchasers should read the description of this and other litigation proceedings currently pending against Alliance and BGII, as well as certain purported class actions, under the captions "Business--Litigation Relating to the Merger" and "--Other Litigation."


GAMING TAXES AND VALUE ADDED TAXES

    Gaming operators are typically subject to significant taxes and fees in addition to corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees, which could occur prospectively or retroactively, would adversely affect the Company. Sales of Wulff's products in Germany are generally subject to V.A.T. The operations of Wulff had benefitted from a special tax rebate that was phased out from January 1, 1992 to January 1, 1994. See "Gaming Regulation and Licensing--Germany." In addition, during 1995, Wulff increased the amount of V.A.T. reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company pays and expects to continue to pay substantial taxes and fees in Nevada, Louisiana and Mississippi and expects to pay substantial taxes and fees in any other jurisdiction in which it conducts gaming operations.

FRAUDULENT TRANSFER CONSIDERATIONS


    The obligations of the Company under the Senior Secured Notes may be subject to review under state or Federal fraudulent transfer laws in the event of the bankruptcy or other financial difficulty of the Company. Under those laws, if a court in a lawsuit by an unpaid creditor or representative of creditors of the Company, such as a trustee in bankruptcy, or the Company as debtor-in-possession, were to find that at the time the Company incurred its obligations under the Senior Secured Notes, it (a) did so with actual intent to hinder, delay or defraud its creditors or (b) did not receive reasonably equivalent value or fair consideration therefor, and either (i) was insolvent,
(ii) was rendered insolvent, (iii) was engaged in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iv) intended to incur or believed that it would incur debts beyond its ability to pay as such debts matured, such court could void the Company's obligations under the Senior Secured Notes and direct the return of any amounts paid thereunder to the Company or to a fund for the benefit of its creditors.



    Similarly, the obligations of each Guarantor under its guarantee of the Senior Secured Notes, as well as the security interest granted by certain Guarantors in equity interests in such Guarantors' subsidiaries to secure the Senior Secured Notes, may be subject to review under such laws in the event of the bankruptcy or other financial difficulty of such Guarantor. In the event that a court were to find that at the time such Guarantor incurred such obligations or granted such security interest the factors set forth in either clause (a) or (b) in the foregoing paragraph applied to such Guarantor, such court could avoid such Guarantor's obligations under its guarantee, as well as the security interests securing the Senior Secured Notes, and direct the return of any amounts paid under such guarantee to such Guarantor or to a fund for the benefit of its creditors.



    Among other things, a court might conclude that a Guarantor did not receive reasonably equivalent value or fair consideration for its guarantee to the extent that the economic benefits realized by it in the Transaction were less than the aggregate amount of its liability under its guarantee.

    The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and matured.

ABSENCE OF PUBLIC MARKET; POTENTIAL VOLATILITY OF MARKET PRICES


    SENIOR SECURED NOTES. The Company does not intend to list the Senior Secured Notes on a national securities exchange or to seek the admission thereof for trading on Nasdaq. The Underwriters have advised the Company that, following the consummation of the Note Offering, they intend to make a market in the Senior Secured Notes, but are not obligated to do so and may discontinue any such market making at any time without notice. There can be no assurance as to the liquidity of, or that an active trading market will develop for, the Senior Secured Notes. In addition, factors such as quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company customers or the gaming industry generally could cause the market price of the Senior Secured Notes to fluctuate substantially.



    PREFERRED STOCK. Although the Company has applied to have the Preferred Stock quoted on Nasdaq, there is no assurance that this will occur. The Preferred Stock has no existing trading market and there can be no assurance as to the type of trading market that will develop. Further, there can be no assurance with respect to the prices at which the Preferred Stock will trade after the date hereof. The trading price of the Preferred Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results and other events or factors, including the success of the Company's development activities, legislation approving or defeating gaming, other governmental actions, developments in the gaming industry generally and announcements by the Company or by competitors. In addition, the stock market, and the gaming industry in particular, have experienced extreme price and volume fluctuations in a manner which has often been unrelated to the operating performance of the companies within the gaming industry. These broad market fluctuations may adversely affect the market price of the Preferred Stock. A shift away from investor interest in gaming in general could adversely affect the trading price of the Preferred Stock.



PREFERRED STOCK



    The Preferred Stock dividend may be paid in kind in whole or in part through and including the first dividend payment date occurring after the seventh anniversary of the Effective Time of the Merger. The Preferred Stock is mandatorily redeemable on the eighth anniversary of the Effective Time; however, if the Company fails to so redeem all outstanding shares of the Preferred Stock by such date, the remedies of holders are limited to the right to elect two directors to the Board of Directors, and to prohibit the payment of dividends or other distributions on, or the purchase or redemption of, any other stock of the Company ranking junior or pari passu to the Preferred Stock. The Preferred Stock will be callable for cash at any time at the Company's option at the Liquidation Value. The Preferred Stock does not limit the Company's right to issue other series of special stock ranking on a parity with the Preferred Stock as to receipt of dividends or distributions. Furthermore, while fractional shares of such Preferred Stock will be issued in connection with the Merger, holders of such fractional shares will not be able to trade such fractional shares on Nasdaq. These factors may adversely affect the market price and marketability of the Preferred Stock.



LIMITATIONS ON NET OPERATING LOSSES; DISCHARGE OF DEBT INCOME



    Alliance had net operating loss carryforwards ("NOLs") of approximately $46.0 million, which Alliance believes are not currently subject to an annual limitation on their utilization under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). There is a material risk that the Transaction will result in an "ownership change" under Section 382 of the Code, in which event the use of these NOLs will likely be subject to an annual limitation on their utilization. For tax purposes the Automatic Conversion may result in an extinguishment of debt gain. However, it is anticipated that this tax gain would be entirely offset by the Company's NOLs, based on current Common Stock prices.

                       THE MERGER AND RELATED FINANCINGS


    On October 18, 1995, Alliance entered into the Merger Agreement with BGII, a Delaware corporation, and BGII Acquisition Corp. (the "Merger Subsidiary"), a Delaware corporation and wholly-owned subsidiary of Alliance. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, the Merger Subsidiary will merge into BGII which will become a wholly-owned subsidiary of Alliance. The Merger consideration to BGII stockholders will be approximately $77.2 million in cash, $35.7 million in Preferred Stock and $2.9 million in Common Stock, assuming that the Effective Time occurs on or about June 18, 1996 and 10,799,501 shares of BGII common stock are outstanding, less 1,000,000 shares owned by Alliance which will be canceled upon consummation of the Merger. Alliance will also retire approximately $53.3 million of BGII's outstanding debt (including prepayment premium, original issue discount and accrued and unpaid interest through the Effective Time), in connection with the Merger.



    The Merger Agreement provides that Alliance will honor the terms of all employment agreements to which BGII is a party. Upon consummation of the Merger and the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"), certain executive officers of BGII will be entitled, pursuant to the termination of their employment agreements and performance unit awards with BGII, to lump-sum payments, without discount to present value, in connection with the termination of their respective employment agreements and performance unit awards, as described further below. In addition, the Company will generally assume BGII's obligations with respect to each outstanding stock option and warrant to purchase shares of BGII common stock, subject to certain modifications approved by BGII stockholders.



    The Merger and related transactions will be financed through (i) the issuance of $140.0 million aggregate principal amount of the Senior Secured Notes in the Note Offering, (ii) the issuance of $15.0 million of Preferred Stock in the Preferred Stock Offering and (iii) the issuance of $5.0 million of Common Stock in the Private Placement. The Note Offering, the Preferred Stock Offering and the Private Placement are contingent upon consummation of the Merger.



    Alliance has offered to exchange up to $85.0 million aggregate principal amount of its New Convertible Debentures for a like principal amount of its Old Convertible Debentures. The terms of the New Convertible Debentures are substantially identical to the terms of the Old Convertible Debentures, except that if the Merger is consummated within 60 days after the issuance of the New Convertible Debentures, then at the effective time of the Merger the New Convertible Debentures will automatically be converted pursuant to the Automatic Conversion into Common Stock at a conversion price of $4.76 per share (equivalent to a conversion rate of approximately 210 shares per $1,000 principal amount of New Convertible Debentures), subject to adjustment under certain circumstances. A holder tendering Old Convertible Debentures in the Exchange Offer may elect, at the time such Old Convertible Debentures are tendered, to forego receipt of all or any portion of the Common Stock that such holder would otherwise be entitled to receive upon the occurrence of the Automatic Conversion with respect to the New Convertible Debentures issued in exchange for such Old Convertible Debentures and to receive in lieu thereof ten shares of the Series E Preferred Stock, for each $1,000 principal amount of New Convertible Debentures. Each share of Series E Preferred Stock will accrue dividends for the first three years only following issuance, at an annual rate of 11 1/2%, payable quarterly in cash or, at the Company's option, in additional shares of Series E Preferred Stock, will be convertible into Common Stock at an initial conversion price of $5.88 per share (equivalent to a conversion rate of approximately 17.004 shares of Common Stock per share of Series E Preferred Stock), subject to adjustment under certain circumstances, and will have a $100 liquidation preference per share. Alliance has determined to limit the principal amount of Old Convertible Debentures the holders of which may elect to receive Series E Preferred Stock in the Automatic Conversion to $30.0 million. The Preferred Stock offered hereby will rank senior to the Series E Preferred Stock. See "Description of Capital Stock."



    A financial institution has agreed to purchase privately in the Private Placement, simultaneously with the consummation of the Merger, $5.0 million of the Common Stock of Alliance at a price equal to the lower of $4.56 per share (the average trading price of the Common Stock for the five trading day period immediately preceding the agreement) and 91% of the lowest of the averages of the last sales prices of

Common Stock during any consecutive period of five trading days ending on any date in the period occuring between May 20, 1996 and the Effective Time. This investment would be in the form of Common Stock to the extent of 4.9% of the total Common Stock outstanding at the time, taking into account Common Stock to be issued in the Merger and the Automatic Conversion, with the remainder to be in the form of non-voting special stock convertible into Common Stock. Alliance anticipates, and it is assumed for all purposes herein, that all $5.0 million will be issued in the form of Common Stock.



    Immediately following the Merger, Holding, a newly-formed wholly-owned Nevada subsidiary of Alliance, will purchase for a promissory note all the shares of stock of BGII's German subsidiaries, Bally Wulff Automaten GmbH ("Automaten") and Bally Wulff Vertriebs GmbH ("Vertriebs") from BGII, which currently holds all of the economic interest in such subsidiaries. At the same time, the Company will contribute to Holding all the shares of capital stock of BGII and, indirectly, its domestic subsidiary, Bally Gaming, Inc. Holding will then immediately contribute the Automaten and Vertriebs shares directly to a newly-formed German limited partnership ("KG") which is also intended to be a partnership for U.S. Federal income tax purposes, in exchange for a 99% limited partnership interest in KG. The general partner of KG will be a newly-formed German corporation, which will be a wholly-owned subsidiary of Holding and will own 0.5% of the economic interest in KG. KG, its general partner, Automaten, Vertriebs and their subsidiaries are sometimes collectively referred to herein as the "Wulff Entities" and the above transactions are collectively referred to herein as the "Wulff Realignment." The effect of the Wulff Realignment is that, after the Merger, Holding will hold all of the economic interests in the entities comprising BGII and its subsidiaries prior to the Merger.

                                USE OF PROCEEDS


    The proceeds of the Offerings, net of underwriting discounts, are estimated to be approximately $ million. The following table sets forth the anticipated sources and uses of funds to be used to consummate the Transaction based on the Company's cash and debt balances as of March 31, 1996. The actual balances and number of shares outstanding may vary based on the date of consummation of the Transaction.



                                 (IN MILLIONS)



ANTICIPATED SOURCES OF FUNDS
CASH SOURCES:
Senior Secured Notes..................  $   140.0
Preferred Stock.......................       15.0
Common Stock (Private Placement)......        5.0
                                        ---------
    Total Cash Sources................      160.0
                                        ---------
NON-CASH SOURCES:
New Convertible Debentures issued and
 automatically converted into Common
 Stock................................       50.0
Preferred Stock to BGII
 Stockholders(e)......................       35.7
Common Stock to BGII
 Stockholders(f)......................        2.9
Common Stock(c).......................        3.7
                                        ---------
  Total Non-Cash Sources..............       92.3
                                        ---------
    Total Sources.....................  $   252.3
                                        ---------
                                        ---------



ANTICIPATED USES OF FUNDS
CASH USES:
Cash to BGII Stockholders(a)..........  $    77.2
Retire BGII Debt(b)...................       53.3
Employee Contract Termination Costs
 and Performance Unit Awards(c).......        7.6
Fees and Expenses(d):.................       21.9
                                        ---------
    Total Cash Uses...................      160.0
                                        ---------
NON-CASH USES:
Retire Old Convertible Debentures.....       50.0

Preferred Stock to BGII
 Stockholders(e)......................       35.7
Common Stock to BGII
 Stockholders(f)......................        2.9
Common Stock(c).......................        3.7
                                        ---------
  Total Non-Cash Uses.................       92.3
                                        ---------
    Total Uses........................  $   252.3
                                        ---------
                                        ---------


- --------------------------

(a) Represents the cash consideration to be paid to BGII stockholders in the Merger consisting of $7.83 per share of BGII common stock plus interest accruing at a rate of 5.5% per annum from May 3, 1996 to the Effective Time, calculated in accordance with the terms of the Merger Agreement.



(b) Represents retirement of the following debt of BGII outstanding at March 31, 1996:



    (i) $39.7 million of 10 3/8% Senior Secured Notes due July 1998, at a prepayment price of 101% plus original issue discount of $0.3 million;



    (ii) $9.3 million under a bank revolving line of credit of Bally Gaming, Inc., a wholly-owned subsidiary of BGII, which matures on March 31, 1997 and bears interest at a fluctuating rate based on the bank's prime rate plus 1 1/2% (9.75% per annum at March 31, 1996);



   (iii) other notes payable of BGII aggregating $1.6 million due in varying amounts from 1996 through 1999 bearing interest at rates varying from 5% to 12%; and



    (iv) accrued and unpaid interest on the foregoing debt instruments, through the Effective Time, totaling approximately $2.0 million.



(c) Includes $5.0 million payable in cash to Richard Gillman and $1.3 million payable to Neil Jenkins consisting of $0.9 million in cash and $0.4 million in Common Stock, all pursuant to agreements with Alliance in connection with the termination of their respective employment agreements and performance unit awards. Additionally, Hans Kloss, who will remain with the Company, will receive a total of $4.3 million consisting of $1.5 million in cash and $2.8 million in Common Stock, and Robert Conover, who will remain with the Company, will receive a total of $0.7 million consisting of $0.2 million in cash and $0.5 million in Common Stock, in connection with their employment agreements and performance unit awards. The Common Stock portion of each of such payments will be valued at the Alliance Average Trading Price but in no event more than $6.00 nor less than $4.25 per share.



(d) Total estimated Alliance and BGII Transaction-related fees and expenses are $37.0 million, of which $15.1 million has been paid through March 31, 1996. Excludes the value of Common Stock to be issued to an Underwriter as a financial advisory fee. See "Underwriting."



(e) Represents the Preferred Stock consideration to be paid to BGII stockholders in the Merger consisting of $3.57 of Preferred Stock per share of BGII common stock plus dividends accruing at a rate of 15% per annum from May 3, 1996 to the Effective Time, calculated in accordance with the terms of the Merger Agreement.



(f) Represents the Common Stock consideration to be paid to BGII stockholders in the Merger consisting of $0.30 per share of BGII common stock valued at the Alliance Average Trading Price.

                                DIVIDEND POLICY



    The Company intends to retain all future earnings for use in the development of its business and does not anticipate paying any cash dividends (including with respect to the Preferred Stock for the first five years following issuance and the Series E Preferred Stock) in the foreseeable future. The payment of all dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. The ability of the Company or its subsidiaries to pay dividends is restricted by the Indenture. If a holder of securities is disqualified by any Gaming Authority from owning such securities, such holder will not be permitted to receive any dividends with respect to such securities. See "Gaming Regulations and Licensing."


                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization as of March 31, 1996 (i) of Alliance on a historical basis, (ii) of BGII on a historical basis, and (iii) of the Company on a pro forma basis as adjusted to reflect the Transaction (including the use of the estimated proceeds from the Offerings and the Private Placement). See "The Merger and Related Financings," "Use of Proceeds," and "Unaudited Pro Forma Condensed Combined Financial Information."



                                                                                    AS OF MARCH 31, 1996
                                                                           --------------------------------------
                                                                                                    THE COMPANY
                                                                            ALLIANCE      BGII       PRO FORMA
                                                                             ACTUAL      ACTUAL     AS ADJUSTED
                                                                           ----------  ----------  --------------
                                                                                       (IN THOUSANDS)
Long-Term Debt:
  Senior Secured Notes(1)................................................  $   --      $   --        $  140,000
  Old Convertible Debentures(2)..........................................      85,000      --            35,000
  Hospitality Franchise Systems..........................................       6,902      --             6,902
  Due to Stockholder, Net of Unamortized Discount of $0.6 million at
   March 31, 1996........................................................       1,442      --             1,442
  10 3/8% Senior Secured Notes due July 1998.............................      --          39,688        --
  Other Notes Payable....................................................       1,704       5,605         5,582
                                                                           ----------  ----------  --------------
Total Long-Term Debt, excluding current maturities(3)....................      95,048      45,293       188,926
New Preferred Stock(1)(4)................................................      --          --            50,662
Total Stockholders' Equity (Deficiency)(1)(2)(5).........................      (5,595)     86,000        42,350
                                                                           ----------  ----------  --------------
Total Capitalization.....................................................  $   89,453  $  131,293    $  281,938
                                                                           ----------  ----------  --------------
                                                                           ----------  ----------  --------------


- ------------------------

(1) Issuance costs relative to the Note Offering and the Preferred Stock Offering are assumed to be capitalized and amortized over the relative terms of these instruments. Issuance costs relative to the Private Placement have been offset against proceeds.



(2) Assumes $50.0 million of New Convertible Debentures are issued in exchange for a like amount of Old Convertible Debentures and are converted into Common Stock at a conversion price of $4.76 per share pursuant to the Exchange Offer and the Automatic Conversion.



(3) Actual amounts exclude borrowings under lines of credit of $9.3 million at Bally Gaming, Inc. (which are being repaid in connection with the Merger) and $14.8 million at Wulff and current maturities of long-term debt of $4.7 million. Cash, cash equivalents and securities available for sale at March 31, 1996 on a pro forma basis were $19.8 million. The Wulff lines of credit have additional availability of $7.1 million and are expected to remain in place upon consummation of the Transaction. Alliance currently anticipates obtaining one or more working capital revolving facilities at Gaming, Systems and Wulff providing up to an aggregate of $40.0 million of borrowings (of which approximately $22.0 million of Wulff's existing lines of credit are anticipated to remain in place) which would be secured by inventory and accounts receivable. Alliance has not received any commitment for any such facility and no assurance can be given that it will be able to obtain any such facility on terms acceptable to Alliance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources of the Company (Pro Forma)."



(4) For a  description  of the  Preferred  Stock, see  "Description  of  Capital
    Stock."



(5) Excludes shares underlying certain options and warrants and other equity equivalents. See "Security Ownership of Certain Beneficial Holders and Management--Outstanding Options and Convertible Securities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


    The Unaudited Pro Forma Condensed Combined Statements of Operations present results of operations of the Company assuming the Transaction occurred on July 1, 1994 for the statements for the twelve months ended June 30, 1995 and the nine months ended March 31, 1996, and further assuming that the Rainbow Casino operations were consolidated. Adjustments necessary to reflect these assumptions and to restate historical combined results of operations are presented in the Pro Forma Adjustments columns, which are further described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information.



    The Unaudited Pro Forma Condensed Combined Balance Sheet presents the financial position of the Company assuming the Transaction occurred on March 31, 1996. In preparing the following Pro Forma Financial Information, the Company has also assumed that $50.0 million of the $85.0 million principal amount of the Old Convertible Debentures are exchanged in the Exchange Offer and that all the resulting New Convertible Debentures are converted into Common Stock pursuant to the Automatic Conversion. Adjustments necessary to reflect this assumption and to restate historical combined balance sheets are presented in the Pro Forma Adjustments column, which are further described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information.



    The historical unaudited financial information for Alliance is derived from the audited financial statements of Alliance for the year ended June 30, 1995, and the unaudited financial statements of Alliance for the nine-month period ended March 31, 1996. The historical unaudited financial information for BGII is derived from the unaudited interim information generated as of and for the periods ended June 30, 1994 and 1995 and March 31, 1996. BGII operating results for the twelve-month period ended June 30, 1995 are calculated by subtracting the unaudited six-month period ended June 30, 1994 results from the audited year ended December 31, 1994 results and adding the unaudited six-month period ended June 30, 1995 results. BGII operating results for the nine-month period ended March 31, 1996 are calculated by subtracting the unaudited six-month period ended June 30, 1995 results from the audited year ended December 31, 1995 results and adding the unaudited three-month period ended March 31, 1996 results thereto.



    The Unaudited Supplemental Pro Forma Information presents pro forma cash flow and fixed charges information and includes related pro forma adjustments, consistent with those assumed elsewhere herein.


    The following information does not purport to present the financial position or results of operations of the Company had the Transaction and events assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations of the Company as they may be in the future or as they may have been had the Transaction and the effect of consolidating the Rainbow Casino operating results been consummated on the dates shown. The Unaudited Pro Forma Condensed Combined Financial Information is based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information and should be read in conjunction therewith and with "The Merger and Related Financings," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and related notes thereto of Alliance and BGII included elsewhere herein.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                             MARCH 31, 1996 (1)(2)
                                 (IN THOUSANDS)



                                                         HISTORICAL
                                                   ----------------------                PRO FORMA      PRO FORMA
                                                    ALLIANCE      BGII      COMBINED    ADJUSTMENTS     COMBINED
                                                   ----------  ----------  ----------  --------------  -----------
ASSETS
CURRENT ASSETS:
  Cash and Cash Equivalents and Securities
   Available for Sale............................  $   25,562  $    2,009  $   27,571  $   152,900(a)   $  19,817
                                                                                           (52,190)(b)
                                                                                           (77,220)(c)
                                                                                            (7,559)(c)
                                                                                           (10,410)(c)
                                                                                             1,535(d)
                                                                                           (14,810)(e)
  Receivables, Net...............................       2,060      82,872      84,932                      84,932
  Inventories....................................         661      51,961      52,622                      52,622
  Other..........................................       3,775       4,450       8,225                       8,225
                                                   ----------  ----------  ----------                  -----------
    Total Current Assets.........................      32,058     141,292     173,350                     165,596
Property and Equipment, Net......................      52,065      23,615      75,680                      75,680
Other Assets:
  Long-Term Receivables, Net.....................       5,600       9,696      15,296                      15,296
  Excess of Costs over Net Assets of an Acquired
   Business, Net.................................       2,074       5,290       7,364       46,523(c)      53,887
                                                                                             4,998(c)
  Intangible Assets, Net.........................      11,273       5,127      16,400       (2,478)(f)     18,920
                                                                                             6,500(a)
  Other, Net.....................................       8,218       1,916      10,134         (449)(b)     16,185
                                                   ----------  ----------  ----------                  -----------
    Total Other Assets...........................      27,165      22,029      49,194                     104,288
                                                   ----------  ----------  ----------                  -----------
    Total Assets.................................  $  111,288  $  186,936  $  298,224                   $ 345,564
                                                   ----------  ----------  ----------                  -----------
                                                   ----------  ----------  ----------                  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts Payable...............................  $    2,089  $   14,707  $   16,796                   $  16,796
  Accrued Liabilities............................      10,345      16,258      26,603       (3,789)(e)     21,964
                                                                                              (850)(b)
  Current Maturities of Long-Term Debt...........       4,041      24,678      28,719       (9,213)(b)     19,506
                                                   ----------  ----------  ----------                  -----------
    Total Current Liabilities....................      16,475      55,643      72,118                      58,266
                                                   ----------  ----------  ----------                  -----------
                                                                                           140,000(a)
                                                                                           (41,415)(b)
Long-Term Debt, Less Current Maturities..........      95,048      45,293     140,341      (50,000)(f)    188,926
Other Liabilities................................       4,325                   4,325                       4,325
                                                   ----------  ----------  ----------                  -----------
    Total Liabilities............................     115,848     100,936     216,784                     251,517
Minority Interest................................       1,035                   1,035                       1,035
                                                                                            15,000(a)
Preferred Stock..................................                                           35,662(c)      50,662
STOCKHOLDERS' EQUITY (DEFICIENCY):
                                                                                               125(a)
                                                                                                74(c)
                                                                                                93(c)
                                                                                              (108)(c)
  Common Stock, Par..............................       1,298         108       1,406        1,050(f)       2,640
                                                                                             4,275(a)
                                                                                           (68,345)(c)
                                                                                             2,866(c)
                                                                                             3,637(c)
                                                                                            48,950(f)
  Paid-in Capital................................      32,134      68,345     100,479       22,000(f)     113,862
                                                                                              (712)(b)
                                                                                              (449)(b)
                                                                                            (1,329)(c)
                                                                                               522(d)
                                                                                           (11,021)(e)
  Retained Earnings (Accumulated Deficit)........     (37,960)      1,329     (36,631)     (24,478)(f)    (74,098)
  Cumulative Translation Adjustments.............                  16,708      16,708      (16,708)(c)
                                                                                               490(c)
  Other Stockholders' Equity.....................      (1,067)       (490)     (1,557)       1,013(d)         (54)
                                                   ----------  ----------  ----------                  -----------
    Total Stockholders' Equity (Deficiency)......      (5,595)     86,000      80,405                      42,350
                                                   ----------  ----------  ----------                  -----------
    Total Liabilities and Stockholders' Equity
     (Deficiency)................................  $  111,288  $  186,936  $  298,224                   $ 345,564
                                                   ----------  ----------  ----------                  -----------
                                                   ----------  ----------  ----------                  -----------



   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                 FOR THE FISCAL YEAR ENDED JUNE 30, 1995(1)(3)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                  ALLIANCE
                                     -----------------------------------                   AS              PRO FORMA
                                                                   AS        BGII       ADJUSTED    ------------------------
                                     HISTORICAL   ADJUSTMENTS   ADJUSTED  HISTORICAL    COMBINED    ADJUSTMENTS    COMBINED
                                     ----------   -----------   --------  ----------   ----------   -----------   ----------
REVENUES:
  Gaming...........................   $128,114    $14,809(g)    $142,923   $           $142,923     $             $142,923
  Food and Beverage Sales..........      3,847        891(g)       4,738                  4,738                      4,738
  Net Equipment Sales..............         27                        27    248,701     248,728                    248,728
  Other............................                                           4,432       4,432                      4,432
                                     ----------                 --------  ----------   ----------                 ----------
    Total Revenues.................    131,988                   147,688    253,133     400,821                    400,821
                                     ----------                 --------  ----------   ----------                 ----------
OPERATING COSTS:
  Gaming...........................     91,311      2,127(g)      93,438                 93,438                     93,438
  Food and Beverage................      2,795        334(g)       3,129                  3,129                      3,129
  Equipment Sales..................         12                        12    157,538     157,550                    157,550
  Selling, General and
   Administrative..................     32,611      9,716(g)      39,153     67,651     106,804     (5,000)(i)     100,135
                                                   (3,174)(h)                                       (1,669)(j)
  Unusual Charges and Other........                                           1,500       1,500       (250)(j)       1,250
  Depreciation and Amortization....      9,520        893(g)      10,413      8,482      18,895      1,166(k)       22,642
                                                                                                     2,404(l)
                                                                                                      (298)(m)
                                                                                                       800(n)
                                                                                                      (325)(o)
                                     ----------                 --------  ----------   ----------                 ----------
    Total Operating Costs..........    136,249                   146,145    235,171     381,316                    378,144
                                     ----------                 --------  ----------   ----------                 ----------
Operating Income (Loss)............     (4,261)                    1,543     17,962      19,505                     22,677
OTHER INCOME (EXPENSES):
  Interest Income..................      2,798                     2,798                  2,798                      2,798
  Interest Expense.................     (8,133)      (988)(g)     (9,121)    (7,090)    (16,211)    (7,018)(n)     (23,229)
  Casino Royalty...................       (810)    (2,621)(g)     (3,431)                (3,431)                    (3,431)
  Minority Interest................       (397)                     (397)                  (397)                      (397)
  Other, Net.......................        317        101(g)         418                    418                        418
                                     ----------                 --------  ----------   ----------                 ----------
Income (Loss) Before Taxes.........    (10,486)                   (8,190)    10,872       2,682                     (1,164)
Domestic Tax Expense...............       (265)                     (265)      (290)       (555)                      (555)
Foreign Tax Benefit (Expense)......                                          (5,779)     (5,779)     3,779(p)       (2,000)
                                     ----------                 --------  ----------   ----------                 ----------
Net Income (Loss)..................   $(10,751)                 $ (8,455)  $  4,803    $ (3,652)                  $ (3,719)
                                     ----------                 --------  ----------   ----------                 ----------
                                     ----------                 --------  ----------   ----------
Preferred Stock Dividend...........                                                                               $ (8,039)
                                                                                                                  ----------
Net Loss Applicable to Common
 Shares............................                                                                               $(11,758)
                                                                                                                  ----------
                                                                                                                  ----------
Income (Loss) Per Common Share(5)..   $  (0.95)                            $   0.45                               $  (0.47)
                                     ----------                           ----------                              ----------
                                     ----------                           ----------                              ----------
SUPPLEMENTAL INFORMATION:(6)
PRO FORMA CASH FLOW INFORMATION:
  Cash Flow from Operating Activities..........................................................................   $  7,225
                                                                                                                  ----------
                                                                                                                  ----------
  Cash Flow from Investing Activities..........................................................................   $(26,936)
                                                                                                                  ----------
                                                                                                                  ----------
  Cash Flow from Financing Activities..........................................................................   $   (757)
                                                                                                                  ----------
                                                                                                                  ----------
Pro Forma Deficit of Earnings to Fixed Charges.................................................................   $ (1,164)
                                                                                                                  ----------
                                                                                                                  ----------
Pro Forma Deficit of Earnings to Fixed Charges and Preferred Stock Dividend....................................   $ (9,203)
                                                                                                                  ----------
                                                                                                                  ----------



   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
              FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 1996(1)(4)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                   ALLIANCE
                                     ------------------------------------                    AS              PRO FORMA
                                                                    AS         BGII       ADJUSTED    ------------------------
                                     HISTORICAL    ADJUSTMENTS   ADJUSTED   HISTORICAL    COMBINED    ADJUSTMENTS    COMBINED
                                     -----------   -----------   --------   ----------   ----------   -----------   ----------
REVENUES:
  Gaming...........................   $113,809     $             $113,809    $           $113,809     $             $113,809
  Food and Beverage Sales..........      2,976                      2,976                   2,976                      2,976
  Net Equipment Sales..............         11                         11     166,328     166,339                    166,339
  Other............................                                             3,993       3,993                      3,993
                                     -----------                 --------   ----------   ----------                 ----------
    Total Revenues.................    116,796                    116,796     170,321     287,117                    287,117
                                     -----------                 --------   ----------   ----------                 ----------
OPERATING COSTS:
  Gaming...........................     77,019                     77,019                  77,019                     77,019
  Food and Beverage................      1,992                      1,992                   1,992                      1,992
  Equipment Sales..................          3                          3     107,831     107,834                    107,834
  Selling, General and
   Administrative..................     33,147         252(q)      33,399      48,842      82,241     (3,750)(r)      66,256
                                                                                                      (12,235)(s)
  Unusual Charges and Other........      3,179                      3,179       7,312      10,491     (2,725)(s)       7,766
  Depreciation and Amortization....      7,328                      7,328       6,977      14,305        874(t)       17,114
                                                                                                       1,803(u)
                                                                                                        (224)(v)
                                                                                                         600(w)
                                                                                                        (244)(x)
                                     -----------                 --------   ----------   ----------                 ----------
    Total Operating Costs..........    122,668                    122,920     170,962     293,882                    277,981
                                     -----------                 --------   ----------   ----------                 ----------
Operating Income (Loss)............     (5,872)                    (6,124)       (641)     (6,765)                     9,136
OTHER INCOME (EXPENSES):
  Interest Income..................      1,206                      1,206                   1,206                      1,206
  Interest Expense.................     (6,341)                    (6,341)     (4,949)    (11,290)    (5,632)(w)     (16,922)
  Casino Royalty...................     (2,931)                    (2,931)                 (2,931)                    (2,931)
  Minority Interest................       (708)                      (708)                   (708)                      (708)
  Other, Net.......................        398                        398                     398                        398
                                     -----------                 --------   ----------   ----------                 ----------
Income (Loss) Before Taxes.........    (14,248)                   (14,500)     (5,590)    (20,090)                    (9,821)
Domestic Tax Expense...............       (581)                      (581)       (216)       (797)                      (797)
Foreign Tax (Expense) Benefit......                                            (2,032)     (2,032)     1,321(y)         (711)
                                     -----------                 --------   ----------   ----------                 ----------
Net Loss...........................   $(14,829)                  $(15,081)   $ (7,838)   $(22,919)                  $(11,329)
                                     -----------                 --------   ----------   ----------                 ----------
                                     -----------                 --------   ----------   ----------
Preferred Stock Dividend...........                                                                                 $ (5,916)
                                                                                                                    ----------
Net Loss Applicable to Common
 Shares............................                                                                                 $(17,245)
                                                                                                                    ----------
                                                                                                                    ----------
Loss Per Common Share(5)...........   $  (1.21)                              $  (0.73)                              $  (0.66)
                                     -----------                            ----------                              ----------
                                     -----------                            ----------                              ----------
SUPPLEMENTAL INFORMATION:(6)
PRO FORMA CASH FLOW INFORMATION:
  Cash Flow from Operating Activities............................................................................   $ 20,564
                                                                                                                    ----------
                                                                                                                    ----------
  Cash Flow from Investing Activities............................................................................   $    354
                                                                                                                    ----------
                                                                                                                    ----------
  Cash Flow from Financing Activities............................................................................   $ (3,358)
                                                                                                                    ----------
                                                                                                                    ----------
Pro Forma Deficit of Earnings to Fixed Charges...................................................................   $ (9,821)
                                                                                                                    ----------
                                                                                                                    ----------
Pro Forma Deficit of Earnings to Fixed Charges and Preferred Stock Dividend......................................   $(15,737)
                                                                                                                    ----------
                                                                                                                    ----------



   See Notes to Unaudited Pro Forma Condensed Combined Financial Information

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                         COMBINED FINANCIAL INFORMATION



    1. The Unaudited Pro Forma Condensed Combined Financial Statements of Operations are presented as if the combination of Alliance and BGII occurred on July 1, 1994. The Unaudited Pro Forma Condensed Combined Balance Sheet is presented assuming the combination occurred on March 31, 1996. The combination is expected to be recorded as a purchase transaction in accordance with generally accepted accounting principles and, accordingly, BGII assets and liabilities are presented at their estimated fair values as of that date.



    The Merger Agreement provides that BGII stockholders will receive in the Merger, in exchange for each of their issued and outstanding shares of common stock, (i) an amount of cash (the "Cash Consideration") determined by dividing $76.7 million by the number of shares of BGII common stock issued and outstanding immediately prior to the Effective Time ($7.83 per share for purposes of presentation of the pro forma financial information) (plus interest accruing at a rate of 5.5% per annum from May 3, 1996 to the Effective Time),
(ii) a fraction of a share of Common Stock equal to the quotient of $0.30 and the Alliance Average Trading Price ($2.9 million in aggregate) and (iii) that number of shares (or fractions thereof) of Preferred Stock having a value as determined in accordance with the Merger Agreement equal to $11.40 less the Cash Consideration of $7.83, or $3.57 per share for purposes of presentation of the pro forma financial information ($35.0 million in aggregate) (plus dividends accruing at a rate of 15% per annum from May 3, 1996). The price per share of Common Stock used for purposes of the Unaudited Pro Forma Condensed Combined Financial Information is $4.00, based on the closing price of the Common Stock as reported on Nasdaq on May 23, 1996. The assumed price per share of the $5.0 million Private Placement is computed as the lower of $4.56 (the average trading price of the Common Stock for the five trading day period immediately preceding the Private Placement agreement) and 91% of the lowest of the averages of the last sales prices of Common Stock during any consecutive period of five trading days ending on any date in the period occurring between May 20, 1996 and the Effective Time. The price per share is assumed to be $4.00 for purposes of the pro forma calculations. See "The Merger and Related Financings."



    Foreign taxes result from the income generated by Wulff. Domestic taxes result from Federal consolidated alternative minimum taxes and state and local income taxes.



    The Rainbow Casino in Vicksburg began operations in July 1994. In March 1995, Alliance completed its acquisition of the general partnership interest in the limited partnership owning the casino and from that point forward, the Rainbow Casino's operations have been consolidated with those of Alliance. The Rainbow Casino's operating results have been included in the Unaudited Pro Forma Condensed Combined Statements of Operations as if it was owned for each period presented.



    Certain reclassifications of BGII balances have been made to conform to the Alliance reporting format.



    The following adjustments have been made to arrive at the Unaudited Pro Forma Condensed Combined Financial Information:



    2.  PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS AT MARCH 31, 1996



        (a) To adjust for the net cash proceeds of the Offerings and the Private Placement, less estimated fees and expenses which have been capitalized in the case of the Offerings and netted against the gross proceeds in the case of the Private Placement. For every 1.0% increase in the effective dividend rate on the Preferred Stock, which is assumed to be issued at a 15% annual rate, the correlative change in the Preferred Stock dividend would be an increase of $0.2 million, or a $0.01 increase in loss per common share.



        (b) To adjust for the repayment of $52.2 million of certain BGII debt as such instruments are intended to be repaid with the proceeds of the Offerings, including the remaining original issue discount and other costs associated with the prepayment of the BGII debt totaling $0.7 million and accrued and unpaid interest of $0.9 million. Additionally, certain deferred financing costs related to the BGII debt totaling $0.4 million will be written off. Based on the passage of time from March 31, 1996 to June 18,

    1996, it is anticipated that at the Effective Time the total repayment of debt including accrued and unpaid interest, original issue discount and other costs associated with the prepayment, will be $53.3 million.



        (c) The purchase of BGII is presented as follows:



                                                                                (IN THOUSANDS)
CONSIDERATION PAID:
Cash paid for original 1 million shares of BGII common stock owned by
 Alliance.....................................................................   $     10,410
Cash consideration............................................................         77,220
Value of Common Stock to be exchanged for BGII shares.........................          2,940
Value of Preferred Stock to be exchanged for BGII shares......................         35,662
Contract termination costs for certain BGII personnel (see below).............          6,291
                                                                                --------------
Total consideration...........................................................        132,523
Estimated value of BGII's underlying net assets...............................        (86,000)
                                                                                --------------
Excess of costs over the net assets of BGII acquired..........................   $     46,523
                                                                                --------------
                                                                                --------------



        The compensation to be paid to BGII personnel consists of cash payable to Messrs. Gillman and Jenkins totaling $5.9 million and Common Stock valued at $0.4 million (determined using the Alliance Average Trading Price but in no event more than $6.00 nor less than $4.25 per share). As each of the above individuals will not be employed by the Company after the Merger, such costs have been included in the computation of goodwill.



         Consideration to be paid to Messrs. Kloss and Conover consists of $1.7 million in cash and $3.3 million of Common Stock (determined using the Alliance Average Trading Price but in no event more than $6.00 nor less than $4.25 per share). As Messrs. Kloss and Conover will remain with the Company, such amounts have been capitalized and will be amortized over the approximately 2 1/2 and one year life of each of their employment agreements, respectively. These transactions have been effected in the Unaudited Pro Forma Condensed Combined Financial Information since they are conditions of the Merger Agreement.



        The allocation of purchase cost in the pro forma financial statements is based on available information. After consummation of the Merger, Alliance will arrange for independent appraisal of the significant assets and liabilities of BGII to determine the final allocation of purchase cost. Alliance management does not currently believe that any adjustments to the final allocation of purchase price will have a material effect on the Unaudited Pro Forma Condensed Combined Financial Information.



        (d) To add back the $1.0 million valuation adjustment, net of the tax effect of $0.5 million, for the Alliance-owned BGII common stock, representing the difference between the purchase cost of $10.4 million and the market value at March 31, 1996 of $8.9 million.



        (e) To record the payment of certain Merger and related expenses assumed to be incurred prior to and concurrent with the date of the Unaudited Pro Forma Condensed Combined Balance Sheet totaling $14.8 million, of which $3.8 million has been accrued for at March 31, 1996.



        (f) Represents the assumed conversion of all $50.0 million of the New Convertible Debentures assumed to be issued in the Exchange Offer into shares of Common Stock. Each $1,000 principal amount of Old Convertible Debentures is convertible into 100 shares of Common Stock. Each $1,000 principal amount of the New Convertible Debentures will be converted in the event of the Automatic Conversion into approximately 210 shares of Common Stock. The additional 110 shares of Common Stock per $1,000 of principal are treated as a "sweetener" to the original terms of the Old Convertible Debentures and recorded at the fair value of the stock consideration being offered as a non-cash charge for inducement for early conversion.

        In accordance with the rules and regulations of the Commission, the net charge for inducement for early conversion resulting from the Exchange Offer was not considered in the Unaudited Pro Forma Condensed Combined Statements of Operations and has been reflected in the Unaudited Pro Forma Condensed Combined Balance Sheet as a charge against retained earnings. The assumed $50.0 million of New Convertible Debentures to be issued in the Exchange Offer and converted into Common Stock pursuant to the Automatic Conversion would result in a non-cash charge of $24.5 million, representing the value of the Common Stock inducement of $22.0 million and the write-off of the proportionate amount of the existing deferred financing costs. For tax purposes the Automatic Conversion results in an extinguishment of debt gain. However, this tax gain would be entirely offset against the Company's net operating loss carry-forwards, based on current Common Stock prices.



        The pro forma loss per common share amount presented in the Pro Forma Unaudited Condensed Combined Statements of Operations assumes that all of the $50.0 million of New Convertible Debentures convert into Common Stock. The holders of the New Convertible Debentures may elect to convert into Series E Preferred Stock that will accrue quarterly pay-in-kind dividends, at an annual rate of 11.5%. For each $1.0 million of New Convertible Debentures converted in the Automatic Conversion into Series E Preferred Stock instead of Common Stock, there would be an increase in the pay in kind preferred stock dividends for the first year of $120,055, an increase in the loss per common share of $.01 for the year ended June 30, 1995, and a decrease in the non-cash charge for inducement for early conversion referred to in the preceding paragraph of $0.5 million. Based on the terms of the Series E Preferred Stock, issuance of this security, if any, will be reported in the stockholders' equity section of the balance sheet. Therefore, there is no net effect on total stockholders' equity if New Convertible Debentures are converted into Series E Preferred Stock instead of Common Stock.



    3. PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS FOR THE YEAR ENDED JUNE 30, 1995



        (g) To recognize operations of the Rainbow Casino as if owned for the entire year.



        (h) Alliance development expenses, which relate to mergers, acquisitions and joint ventures, were reduced to $3.0 million annually resulting in an adjustment of $3.2 million. Such adjustment does not include any effect from the elimination of direct costs related to the Merger shown separately in
    (j) below. The reduction to $3.0 million reflects the elimination of costs that were being incurred prior to Alliance's accomplishment of its strategic plan to acquire a major gaming machine manufacturing company. To accomplish this reduction Alliance reduced payroll costs and fees paid to consultants and legal costs related to non-BGII transactions it had been pursuing.



        (i) To adjust for estimated synergy cost savings identified by management to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis.



        (j) To eliminate costs associated with the Merger incurred by Alliance and BGII totaling $1.7 million and $0.3 million, respectively, consisting of legal, accounting and investment banking fees and related costs.



        (k) To record the amortization of the goodwill resulting from the Merger. The goodwill is being amortized over 40 years.



        (l) To amortize the costs associated with the termination of Messrs. Kloss and Conover's existing employment contracts with BGII over the life of their respective employment contracts.



        (m) To eliminate the amortization of goodwill on the historical financial statements of BGII.



        (n) To adjust for the $16.8 million increase in interest expense from the issuance of the Senior Secured Notes, and to amortize the related debt issuance costs over 7 years, offset by the elimination of the $6.0 million interest on the BGII debt being refinanced. For every 0.50% change in the interest rate for the Senior Secured Notes, the correlating change in interest expense for the year would be $0.7 million on a pre-tax basis. Also represents the reduction of interest expense of $3.8 million caused by the Exchange Offer and the Automatic Conversion into Common Stock of an assumed $50.0 million of principal of the New Convertible Debentures.



        (o) Represents the reduction of the amortization of the deferred financing costs related to the assumed $50.0 million of New Convertible Debentures exchanged and converted into Common Stock.



        (p) To adjust for the estimated effect of foreign income tax savings resulting from acquisition restructuring which will enable Alliance to allocate items such as interest expense to Wulff.



    4. PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS FOR THE NINE-MONTH PERIOD ENDED MARCH 31, 1996



        (q) Alliance development expenses, which relate to mergers, acquisitions and joint ventures, were reduced to $3.0 million annually. For the nine-month period ended March 31, 1996, Alliance was below this $3.0 million annualized amount by $0.3 million. The elimination of direct costs related to the Merger is shown separately in note (s) below.



        (r) To adjust for estimated synergy cost savings identified by management to date including elimination of certain duplicative costs, such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis.



        (s) To eliminate costs associated with the Merger incurred by Alliance and BGII of $12.2 million and $2.7 million, respectively, consisting of legal, accounting and investment banking fees and related costs.



        (t) To record the amortization of the goodwill resulting from the Merger. The goodwill is being amortized over 40 years.



        (u) To amortize the costs associated with the termination of Messrs. Kloss and Conover's existing employment contracts with BGII over the life of their respective employment contracts.



        (v) To eliminate the amortization of goodwill on the historical financial statements of BGII.



        (w) To adjust for the $12.6 million increase in interest expense from the issuance of the Senior Secured Notes, and to amortize the related debt issuance costs over 7 years, net of the elimination of the $4.2 million interest on the BGII debt being refinanced. Also represents the reduction of interest expense of $2.8 million caused by the Exchange Offer and the Automatic Conversion into Common Stock of an assumed $50.0 million of principal of the New Convertible Debentures.



        (x) Represents the reduction of the amortization of the deferred financing costs related to the assumed $50.0 million of New Convertible Debentures exchanged and converted into Common Stock.



        (y) To adjust for the estimated effect of foreign income tax savings resulting from acquisition restructuring which will enable Alliance to allocate items such as interest expense to Wulff.

    5.  SHARE INFORMATION



    The following table reflects computations of the pro forma number of shares of Common Stock outstanding and the per share computations (shares in millions):



                                                                    TWELVE MONTHS       NINE MONTHS
                                                                    ENDED JUNE 30,    ENDED MARCH 31,
                                                                         1995              1996
                                                                   ----------------   ---------------
Historical weighted average shares outstanding...................         11.3(a)           12.2
Shares to be sold in the Private Placement.......................          1.3               1.3
Shares to be issued to BGII stockholders.........................          0.7               0.7
Common Stock to be issued to terminate contracts for certain BGII
 personnel.......................................................          0.9               0.9
Common Stock to be issued in the Automatic Conversion and as
 advisory compensation...........................................         11.0              11.0
                                                                           ---               ---
    Pro forma weighted average shares outstanding................         25.2              26.1
                                                                           ---               ---
                                                                           ---               ---


- ------------------------

(a) Excludes 1.3 million shares of non-voting special stock held by KIC, which was converted into Common Stock in December 1995.



    Effect of the Merger on the shareholders of Alliance, assuming a stock price of $4.00, exchange of $50.0 million of Old Convertible Debentures and conversion of New Convertible Debentures solely into Common Stock, is as follows (shares in millions):



Common Stock outstanding at March 31, 1996.......................                       13.0
Shares of BGII common stock outstanding at March 31, 1996........         10.8
    Less the shares of BGII common stock already owned by
     Alliance....................................................          1.0
                                                                          -----
      BGII common stock to be converted..........................          9.8
                                                                          -----
                                                                          -----
Common Stock to be issued to BGII stockholders...................                       0.7
Common Stock to be issued to terminate contracts for certain BGII
 personnel.......................................................                       0.9
Common Stock to be sold in Private Placement.....................                       1.3
Common Stock to be issued in the Automatic Conversion and as
 advisory compensation...........................................                       11.0
                                                                                        -----
    Pro forma total outstanding shares...........................                       26.9
                                                                                        -----
                                                                                        -----



    If all $85.0 million outstanding Old Convertible Debentures were exchanged and the resulting New Convertible Debentures converted into Common Stock, the pro forma total of outstanding shares would increase by an additional 7.4 million.



    6.  SUPPLEMENTAL PRO FORMA INFORMATION



    Additional supplemental information regarding cash flow and fixed charges has been presented with adjustments consistent with those shown in the pro forma operating results. The earnings required to cover the Preferred Stock dividend fixed charge have been presented excluding the effects of income taxes due to the fact that the pro forma results of operations reflect losses from continuing operations, resulting in a computed effective tax rate from continuing operations that is not meaningful.

                            SUPPLEMENTAL ANALYSIS OF
                          ADJUSTED OPERATING CASH FLOW

    The Company believes that it is important to present supplementally an analysis of its Adjusted Operating Cash Flow, given the pro forma leverage ratio of the Company. Reference should be made to the Unaudited Pro Forma Condensed Combined Financial Information presented elsewhere herein. The information presented in the following schedule is being provided solely for the purposes of assisting a prospective investor in making an investment decision.

    The Company believes that this information is a useful adjunct to net income, cash flows and other GAAP measurements. However, this supplemental information should not be construed as an alternative to net income or any other GAAP measure of performance as an indicator of the Company's performance or to GAAP-defined cash flows generated by operating, investing and financing activities as an indicator of cash flows or a measure of liquidity.


    Alliance management has made certain adjustments to combined operating income and has made further adjustments thereto to arrive at a measure of adjusted operating cash flow ("Adjusted Operating Cash Flow"). As is more fully described below, such adjustments consist of the elimination of certain charges that management has determined to be non-recurring or unusual, as well as adjustments made to reflect the most recent operating results of the Rainbow Casino by annualizing the most recent nine month operating results (seasonally adjusted), and presenting such results as if they had occurred for each period presented. The concepts of non-recurring or unusual charges are not defined in GAAP. In making these adjustments, management considered non-recurring revenue items as well as non-recurring expense items. There can be no assurance that other unusual charges will not occur in the future.



                                                                                              ESTIMATED
                                                           ALLIANCE               BGII         SYNERGY      ADJUSTED OPERATING
                                                  --------------------------  -------------     COST      CASH FLOW AND PRO FORMA
                                                  HISTORICAL    AS ADJUSTED    AS ADJUSTED     SAVINGS     NET INTEREST EXPENSE
                                                  -----------  -------------  -------------  -----------  -----------------------
                                                           (DOLLARS IN THOUSANDS)
FISCAL YEAR ENDED JUNE 30, 1995
Operating Income (Loss).........................   $  (4,261)    $   1,543      $  17,962
Depreciation and Amortization...................       9,520        10,413          8,482
Minority Interest...............................        (397)         (397)        --
Casino Royalty..................................        (810)       (3,431)        --
                                                  -----------  -------------  -------------
                                                   $   4,052         8,128         26,444
                                                  -----------  -------------  -------------
                                                  -----------
  Reclassification of Certain Direct Merger
   Costs........................................                     1,669            250
ADJUSTMENTS:
  Rainbow Operations............................                     5,219         --
  Other Unusual or Non-recurring Charges........                     2,367          1,950
                                                               -------------  -------------
Adjusted Operating Cash Flow....................                 $  17,383      $  28,644     $   5,000          $  51,027
                                                               -------------  -------------  -----------           -------
                                                               -------------  -------------  -----------           -------
Pro Forma Net Interest Expense..................                                                                 $  20,431
                                                                                                                   -------
                                                                                                                   -------
NINE-MONTH PERIOD ENDED MARCH 31, 1996
Operating Income (Loss).........................   $  (5,872)    $  (6,124)     $    (641)
Depreciation and Amortization...................       7,328         7,328          6,977
Minority Interest...............................        (708)         (708)        --
Casino Royalty..................................      (2,931)       (2,931)        --
                                                  -----------  -------------  -------------
                                                   $  (2,183)       (2,435)         6,336
                                                  -----------  -------------  -------------
                                                  -----------
  Reclassification of Certain Direct Merger
   Costs........................................                    12,235          2,725
ADJUSTMENTS:
  Rainbow Operations............................                      (160)        --
  Other Unusual or Non-recurring Charges........                     3,179          4,566
                                                               -------------  -------------
Adjusted Operating Cash Flow....................                 $  12,819      $  13,627     $   3,750          $  30,196
                                                               -------------  -------------  -----------           -------
                                                               -------------  -------------  -----------           -------
Pro Forma Net Interest Expense..................                                                                 $  15,716
                                                                                                                   -------
                                                                                                                   -------



    The above supplemental analysis should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information and the notes thereto. In this regard, for the year ended June 30, 1995, the Company's pro forma deficit of earnings to fixed charges was $1.2 million, and the pro forma deficit of earnings to fixed charges after the Preferred Stock dividend was $9.2 million. The Company's pro forma deficit of earnings to fixed charges, both before and after the Preferred Stock dividend, for the nine-month period ended March 31, 1996 was $9.8 million, and $15.7 million, respectively.

    The direct Merger costs have been reclassified and presented in computing the separate company Adjusted Operating Cash Flow, as management believes that such presentation provides additional relevant information to the potential purchasers of the Company's securities, after eliminating direct costs related to the Merger.



    DIRECT MERGER COSTS. Both Alliance and BGII have incurred direct costs related to the Merger consisting of legal, accounting, and investment banking fees and related costs. For Alliance, such costs totaled $1.7 million and $12.2 million for the year ended June 30, 1995 and the nine months ended March 31, 1996. BGII's direct costs incurred relating to the Merger totaled $0.3 million and $2.7 million for the year ended June 30, 1995 and the nine months ended March 31, 1996, respectively.



    The adjustments which were made in determining the supplemental analysis of Adjusted Operating Cash Flow which were not considered in the preceding Unaudited Pro Forma Condensed Combined Statements of Operations reflect the following:



    RAINBOW OPERATIONS. The final elements of the Rainbow Casino facility, consisting of an 89-room hotel and an amusement park and the completion of the casino exterior decor, parking, landscaping and signage, were not completed until July 1995, although the Rainbow Casino had been open without these amenities since July 1994. Although the hotel and amusement park are not owned or operated by Alliance, management believes that such facilities have contributed significantly to the recent strong financial results of the Rainbow Casino. Therefore, Alliance management believes that the results of operations for the nine months ended March 31, 1996 after considering seasonality (which management believes was immaterial) are more reflective of the property's ongoing results of operations. Accordingly, such results for the twelve months ended June 30, 1995 and the nine months ended March 31, 1996 have been annualized based on the actual financial results for the six months ended December 31, 1995, as Alliance management believes that such results better portray the Rainbow Casino's contribution to Adjusted Operating Cash Flow. This annualization involves forward-looking statements that involve risks and uncertainties, including the risks of competition, gaming regulation and the other risks detailed in this Prospectus, included under "Risk Factors."



    BGII ONE-TIME COSTS. Certain charges incurred by BGII consist of costs relating to a regulatory investigation and legal proceedings in Louisiana totaling $1.0 million, legal costs related to a former executive totaling $0.5 million, and legal costs related to the "Bally" trade name litigation that were directly caused by the investigation totaling $0.2 million during the fiscal year ended June 30, 1995. Results for the nine months ended March 31, 1996 were adjusted for charges consisting of a reserve for V.A.T and the write-down of a building in Germany, which had been acquired in the purchase of a distributor and never used by Wulff, to its net realizable value in anticipation of its sale, totaling $1.8 million, as well as to adjust for legal costs relating to Louisiana of $1.0 million.



    In June 1995, BGII entered into a merger agreement with WMS, which was ultimately terminated to enter into the Merger Agreement with Alliance. Based on management's assessment and allocation of the total costs incurred for both the WMS and Alliance merger transactions, one-time costs related to the WMS transaction were $0.2 million and $1.8 million for the fiscal year ended June 30, 1995 and the nine months ended March 31, 1996, respectively.



    ALLIANCE ONE-TIME COSTS. One-time charges incurred by Alliance consist of an executive signing bonus of $1.3 million paid in Common Stock and $1.1 million of termination costs for certain directors. These charges were incurred during the quarter ended June 30, 1995 and are therefore included as adjustments only for the twelve months ended June 30, 1995. Also, for the nine months ended March 31, 1996 Alliance recorded a provision for impaired assets of two business development projects, totaling $3.2 million.



    SYNERGY COST SAVINGS. Although management cannot precisely quantify future savings, the Company has identified and expects to realize synergy cost savings of approximately $5.0 million on an annual basis (primarily through the reduction of duplicative costs, such as facility, legal, accounting and compensation costs) as a result of the Merger. The Company further expects to incur approximately $1.0 million in one-time implementation costs in realizing these savings, which expenditures have been added back in arriving at the above supplemental analysis.

                             FORECAST OF OPERATIONS



    The following Forecast of Operations (the "Forecast") sets forth, to the best of management's knowledge and belief and giving consideration to actual results for Alliance and BGII for the three months ended March 31, 1996, management's expectations of the results of operations for the Company (assuming consummation of the Merger and giving effect to the other elements of the Transaction) for the twelve-month period ending December 31, 1996. The Forecast is based on Alliance's current best estimates of expected results for the period presented given the forecasted assumptions described in "Summary of Significant Assumptions and Accounting Policies for the Forecast." The Forecast, which consists of forward-looking statements, is qualified by, and subject to, the assumptions set forth below and the other information contained in this Prospectus, and should be read in conjunction with "Summary of Significant Assumptions and Accounting Policies for the Forecast" as well as "Unaudited Pro Forma Condensed Combined Financial Information," "Supplemental Analysis of Pro Forma Adjusted Operating Cash Flow," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited historical consolidated financial statements and related notes thereto of Alliance and BGII included elsewhere herein.



    Alliance does not intend to update or otherwise revise the Forecast to reflect events or circumstances existing or arising after the date of this Prospectus or to reflect the occurrence of unanticipated events. BGII's independent accountants, Coopers & Lybrand L.L.P., have neither examined nor compiled nor had any other involvement with the preparation of the Forecast and accordingly do not express an opinion or any other form of assurance with respect thereto, nor do they assume any responsibility for the Forecast. Independent accountants for Alliance, KPMG Peat Marwick LLP, have not examined the Forecast presented herein and, accordingly, do not express an opinion or any other form of assurance with respect thereto, and no other independent expert has examined the Forecast.



    The Forecast is based upon a number of estimates and assumptions that while presented with numerical specificity and considered reasonable by management of Alliance are inherently subject to significant business, economic, competitive, regulatory and other uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of Alliance. However, the Forecast does represent management's good faith estimate of the most likely 1996 results of operations including operating income, net income (loss), net income
(loss) applicable to Common Shares, income (loss) per share, EBITDA and Adjusted Operating Cash Flow. The assumptions disclosed herein are those that Alliance believes are significant to the Forecast and reflect management's judgment as of the date hereof. The Forecast is necessarily speculative in nature, and it is usually the case that one or more of the assumptions do not materialize. Not all assumptions used in the preparation of the Forecast have been set forth herein. In addition, as disclosed elsewhere in this Prospectus under "Risk Factors", the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in the Forecast. Many of the factors disclosed under "Risk Factors" in this Prospectus could cause actual results to differ materially from those expressed in the Forecast. The Forecast and actual results will vary, and those variations may be material. The inclusion of the Forecast herein should not be regarded as a representation by Alliance or any other person (including the Underwriters) that the Forecast will be achieved. Prospective purchasers are cautioned not to place undue reliance on the Forecast.



    Alliance was the sole preparer of the Forecast, which was prepared in accordance with guidelines established by the American Institute of Certified Public Accountants, except that it combines Alliance and BGII as if the Transaction had occurred and it omits the disclosure of certain non-operating items, income taxes, extraordinary items, and significant changes in financial position.



    The Forecast reflects, among other things, the results of operations, EBITDA and Adjusted Operating Cash Flow, but it may not fully reflect the Company's ability to pay cash interest requirements because it does not reflect other cash obligations and requirements, such as mandatory payments on debt principal and preferred stock redemptions, and operating requirements relating to capital maintenance and expansion. Because the Forecast has been prepared on a consolidated basis, the Forecast does not account for the Company's holding company structure, which will result in cash flow earned at certain subsidiaries being unavailable for distribution to the Company, including to service indebtedness of the Company.

                          ALLIANCE GAMING CORPORATION
                             FORECAST OF OPERATIONS



                                                           COMPARATIVE ANALYSIS OF
                                                               OPERATIONS (1)
                                          ---------------------------------------------------------     FORECAST OF
                                                                                                       OPERATIONS FOR
                                                TWELVE MONTHS                 THREE MONTHS               THE TWELVE
                                             ENDED DECEMBER 31,              ENDED MARCH 31,           MONTHS ENDING
                                          -------------------------   -----------------------------     DECEMBER 31,
                                             1994          1995           1995             1996             1996
                                          -----------   -----------   -------------    ------------    --------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENTS OF OPERATIONS INFORMATION:
Revenues
  Gaming................................  $129,690      $147,590        $    36,365      $   39,707      $163,389
  Food and Beverage Sales...............     7,096         4,045              1,118             856         4,189
  Net Equipment Sales...................   231,371       244,488             67,664          57,440       254,467
  Other.................................     4,874         4,841                631           1,109         3,912
                                          -----------   -----------   -------------    ------------    --------------
    Net Revenues........................   373,031       400,964            105,778          99,112       425,957
                                          -----------   -----------   -------------    ------------    --------------
Operating Costs
  Gaming................................    90,125        98,377             22,972          26,771       103,331
  Food and Beverage.....................     4,755         2,884                701             566         3,150
  Equipment Sales.......................   152,582       157,800             42,889          36,740       158,804
  Selling, General and Administrative...    91,508(2)     94,859(2)          24,635(2)       22,318(2)    113,283(2)
  Unusual Charges and Other.............       300         5,216                400           3,479         4,479
  Depreciation and Amortization.........    22,483        22,584              4,740           5,311        23,192
                                          -----------   -----------   -------------    ------------    --------------
      Total Operating Costs.............   361,753       381,720             96,337          95,185       406,239
                                          -----------   -----------   -------------    ------------    --------------
Operating Income........................  $ 11,278      $ 19,244        $     9,441      $    3,927      $ 19,718
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
Net Income (Loss).......................  $(12,181)     $ (7,153)       $     2,906      $   (3,076)     $(33,939)
Preferred Stock Dividends...............    (8,039)       (8,039)            (1,900)         (1,900)       (8,039)
                                          -----------   -----------   -------------    ------------    --------------
Net Income (Loss) Applicable to Common
 Shares.................................  $(20,220)     $(15,192)       $     1,006      $   (4,976)     $(41,978)
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
Income (Loss) per Common Share..........  $  (0.84)     $  (0.60)       $      0.04      $    (0.18)     $  (1.56)(3)
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
Common Shares Outstanding...............    24,100        25,300             25,200          26,900        26,900
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
SUPPLEMENTAL INFORMATION:
Operating Income........................  $ 11,278      $ 19,244        $     9,441      $    3,927      $ 19,718
Depreciation and Amortization...........    22,483        22,584              4,740           5,311        23,192
Casino Royalty..........................    (1,670)       (3,674)              (983)         (1,024)       (4,368)
Minority Interest.......................      (675)         (504)               (83)           (432)         (920)
                                          -----------   -----------   -------------    ------------    --------------
  Subtotal..............................    31,416        37,650             13,115           7,782        37,622
Adjustments:
  Rainbow Operations....................     --            1,912(4)           1,189(4)      --             --
  Unusual Charges and Other.............     2,856(5)      7,783(5)             600(5)        3,487(5)      4,479(6)
  Direct Merger Costs...................     --            --              --               --             12,815(7)
                                          -----------   -----------   -------------    ------------    --------------
Adjusted Operating Cash Flow............  $ 34,272      $ 47,345        $    14,904      $   11,269      $ 54,916
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
OTHER DATA:
  Net Interest Expense..................  $ 19,561      $ 20,743        $     4,964      $    5,191      $ 20,491
                                          -----------   -----------   -------------    ------------    --------------
                                          -----------   -----------   -------------    ------------    --------------
  Ratio of Adjusted Operating
   Cash Flow to Net Interest
   Expense.........................................................................................          2.7x
  Ratio of Net Debt to
   Adjusted Operating Cash
   Flow............................................................................................          3.4x



                                                   (FOOTNOTES ON FOLLOWING PAGE)

- ------------------------------

(1) See Note (2) -- Presentation of Supplemental Comparative Information of  the
    "Summary   of  Significant  Assumptions  and  Accounting  Policies  for  the
    Forecast."


(2) Selling, general and administrative costs are net of the following: direct Merger costs (for all periods presented except for the twelve months ending December 31, 1996); the business development costs over (under) the $3.0 million budgeted annual amount totaling $4.7 million, $1.0 million, $1.4 million and $(52,000) for the twelve months ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively; and synergy cost savings totaling $5.0 million for the twelve months ended December 31, 1994 and 1995 and for the twelve months ending December 31, 1996 and $1.3 million for the three months ended March 31, 1995 and 1996. See Note (6) below for one-time $1.0 million costs to implement synergy cost savings in 1996. See Note (7) below for the 1996 presentation which includes direct Merger costs.


(3) The loss per Common Share in the forecasted twelve-month period ending December 31, 1996 is computed based on 26,900,000 common shares outstanding, and includes depreciation and amortization of $23.2 million (or $0.86 per share), direct Merger costs of $12.8 million (or $0.48 per share), loss on assumed conversion of New Convertible Debentures of $24.5 million (or $0.91 per share) and Preferred Stock dividends of $8.0 million (or $0.30 per share).


(4) Represents adjustment to reflect management's derivation of Rainbow Casino's annualized results for the period, net of incremental royalty.


(5) Reflects items determined by management to be unusual or non-recurring (which are also included in Total Operating Costs). The concepts of non-recurring or unusual charges are not defined in GAAP.


(6) For the twelve months ending December 31, 1996, reflects items determined by management to be non-recurring charges, consisting of a provision for impaired assets of two development projects totaling $3.2 million included in Alliance's Selling, General and Administrative costs; the $1.0 million of one-time charges (which are included in Selling, General and Administrative costs) to implement the expected annual synergy cost savings (which are reflected in Total Operating Costs as well); and certain charges of $0.3 million relating to a regulatory investigation and legal proceedings in Louisiana.


(7) Direct Merger costs for the twelve months ending December 31, 1996 of $12.8 million have been included in Total Operating Costs and presented as an adjustment in computing the Adjusted Operating Cash Flow. See Note (2) above for the presentation of direct Merger costs in earlier periods.



See accompanying Summary of Significant Assumptions and Accounting Policies for
                                  the Forecast

                             SUMMARY OF SIGNIFICANT
               ASSUMPTIONS AND ACCOUNTING POLICIES FOR THE FORECAST FOR THE TWELVE-MONTH PERIOD ENDING DECEMBER 31, 1996

NOTE 1. -- INTRODUCTION

    The Forecast of Operations for the twelve-month period ending December 31, 1996 and the accompanying related Summary of Significant Assumptions and Accounting Policies of Alliance Gaming Corporation and subsidiaries, after consummation of the Transaction, represent Alliance's best estimate as of the date of this Prospectus for the first twelve months of combined operations (after elimination of all significant intercompany accounts and transactions). The Forecast reflects management's judgment, based on present circumstances, of the expected set of conditions and their expected courses of action, to the extent such conditions or action are anticipated to affect the results described in the Forecast.



    The assumptions described herein are those that management believes are significant to the Forecast or are the key factors upon which the results shown in the Forecast depend. However, not all assumptions used in the preparation of the Forecast have been set forth herein. The estimates and assumptions, though considered reasonable by management, may not be achieved and are inherently subject to significant business, economic, regulatory and competitive uncertainties and contingencies, including possible competitive responses, many of which are not within the control of the Company and are not possible to assess accurately. Therefore, the actual results achieved during the forecast period will vary from those set forth in the Forecast, and the variations may be material. Prospective investors are cautioned not to place undue reliance on the Forecast.



    The Forecast assumes that, among other things: (i) the proceeds of the Offerings and the Private Placement are used as contemplated in "The Merger and Related Financings" and "Use of Proceeds;" (ii) there will be no change in GAAP that may have a direct material effect on the reporting of financial results of the Company; (iii) there will be no material changes made to gaming regulations that would affect the operations of the Company; and (iv) that management will realize the anticipated synergies. Management believes that these assumptions, when taken together with management's extensive experience in operating in such markets, provide a reasonably objective basis to forecast the Company's operations for the period presented.



    Alliance does not intend to update or otherwise revise the Forecast to reflect events or circumstances existing or arising after the date hereof or to reflect the occurrence of unanticipated events. The Forecast is provided solely for the purpose of assisting a prospective investor in making an investment decision, and not for the purpose of assessing equity value.


    For a discussion of significant accounting policies see Note 1 of the Notes to the Alliance audited consolidated financial statements and the "Summary of Significant Accounting Policies" of the notes to the BGII audited consolidated financial statements included elsewhere in this Prospectus.

NOTE 2. -- PRESENTATION OF SUPPLEMENTAL COMPARATIVE INFORMATION

    For the purpose of assisting investors in evaluating the forecasted information, Alliance has presented a Comparative Analysis for the twelve-month periods ended December 31, 1994 and 1995 and the three-month periods ended March 31, 1995 and 1996 which have been derived using accounting principles and assumptions consistent with those used in deriving the Pro Forma Unaudited Condensed Combined Statements of Operations included elsewhere in this Prospectus. Each period in the Comparative Analysis includes adjustments for the planned reduction of the Company's ongoing development costs to $3.0 million per year, certain estimated annual synergy cost savings (net of one-time implementation costs) and items management believes to be one-time charges, and assumes that the Rainbow Casino was consolidated since its opening in July 1994. The Comparative Analysis has been prepared by management to provide potential investors with additional information to analyze the Forecast and should not be construed as a presentation of actual historical results or expected future results.



    The "Unaudited Pro Forma Condensed Combined Financial Information," "Supplemental Analysis of Adjusted Operating Cash Flow" and the audited and unaudited historical consolidated financial statements and related notes thereto of Alliance and BGII included elsewhere herein should be read for additional information.

NOTE 3. -- OPERATING ASSUMPTIONS


    The assumptions disclosed herein are those that management believes are significant to the Forecast. There will be differences between forecasted and actual results, because events and circumstances frequently do not occur as expected, and those differences may be material. Costs and Expenses presented for the individual business units below exclude depreciation and amortization, which are non-cash charges.



REVENUES AND COSTS AND EXPENSES



GAMING MACHINE MANAGEMENT OPERATIONS



    NEVADA



    In its Nevada gaming machine management operations, Alliance selects, owns, installs, manages and services gaming devices (approximately 5,250 devices at December 31, 1995) in third-party owned local establishments such as taverns, restaurants, supermarkets, drug stores and convenience stores (approximately 520 locations at December 31, 1995).



    Alliance has agreements with local bars, taverns, restaurants and convenience stores for either space lease or revenue-sharing arrangements. Under the revenue-sharing arrangements, Alliance shares the revenues from the machines with the location operator, and with space lease arrangements Alliance pays a fixed rental to the owner of the establishment and then Alliance receives all of the revenues derived from the gaming devices. At December 31, 1995, the weighted average remaining term of Alliance's revenue-sharing arrangements was approximately 3.9 years, and for space lease arrangements was approximately 2.9 years.



                  NEVADA GAMING MACHINE MANAGEMENT OPERATIONS



                                                                                             FORECASTED
                                                                                               TWELVE
                                                                         TWELVE MONTHS         MONTHS
                                                                       ENDED DECEMBER 31,      ENDING
                                                                      --------------------  DECEMBER 31,
                                                                        1994       1995         1996
                                                                      ---------  ---------  ------------
                                                                            (DOLLARS IN THOUSANDS)
Average Number of Machines..........................................      5,180      5,288         5,482
Average Number of Locations.........................................        504        521           541
Net Revenues........................................................    $90,092    $91,949      $101,579
Costs and Expenses..................................................    $76,248    $77,507       $85,582



    Gaming machine management revenues are a function of the average number of machines installed, times the average net win per machine. The revenues are assumed to increase due to the increase in the number of Alliance's machines installed, which reflects increased demand caused in part by Nevada's significant population growth trend, as well as due to an increase in average net win per machine based primarily on the assumed implementation of Gambler's Bonus discussed below. The Forecast assumes that of the contracts expiring during the forecast period Alliance intends to retain 80%, which is consistent with historical renewal rates. For the year ended June 30, 1995, Alliance did not renew 17% of expiring agreements, including those Alliance had determined to allow to lapse.



    Additionally, in December 1995, Alliance implemented the Gambler's Bonus cardless slot player's club and player tracking system. Alliance assumes, for the purpose of this Forecast, that there will be 88 locations, or an aggregate of 980 machines, installed at June 1996, increasing to 130 locations, or 1,490 machines, at December 1996. Consistent with results of previously installed machines linked to Gambler's Bonus, the Forecast assumes that there will be an increase in the average net win per machine at these locations based on an anticipated increase in the play at these machines. Consistent with contracts signed to date, the Forecast assumes that the contracts with the additional locations will allow Alliance to receive a percentage of the increased gaming win generated by Gambler's Bonus in addition to its existing revenue participation. Forecasted results of the Nevada gaming operations are directly dependent upon the realization of these assumptions. Variations from the realization of these assumptions will have a material effect upon the forecasted results.

    The Forecast assumes that costs and expenses (which include selling, general and administrative costs) related to Nevada gaming machine management operations are relatively stable as a percentage of revenues as compared to the 1995 levels.



    LOUISIANA



    VSI operates video poker devices in the greater New Orleans area under an exclusive agreement with the owner of the only full service thoroughbred horse racing facility and its 10 associated OTBs. The tenth OTB location opened in Metairie, Louisiana in October 1995, bringing the total number of machines in operation to approximately 700 (which is the assumed number of machines for the forecasted period). Only the operator of the full service horse racing facility may own OTBs.



                 LOUISIANA GAMING MACHINE MANAGEMENT OPERATIONS



                                                                                      FORECASTED
                                                                    TWELVE MONTHS       TWELVE
                                                                    ENDED DECEMBER      MONTHS
                                                                         31,            ENDING
                                                                   ----------------  DECEMBER 31,
                                                                    1994     1995        1996
                                                                   -------  -------  ------------
                                                                       (DOLLARS IN THOUSANDS)
Average Number of Machines.......................................      724      702        700
Net Revenues.....................................................  $17,196  $15,739    $16,946
Costs and Expenses...............................................  $13,882  $11,921    $12,985



    Revenues are assumed to increase as a result of the full year impact of the Metairie OTB location completed in October 1995.



    The Forecast assumes that the statute that permits the operation of unlimited numbers of video poker devices in pari-mutuel horse racing tracks and the associated OTBs is not changed by referendum. See "Risk Factors -- Strict Regulation by Gaming Authorities." Forecasted results of the Louisiana gaming machine management operations are directly dependent upon this assumption. An unfavorable result in legislation or referendum will have a material adverse effect upon the forecasted results. Alliance's operations also depend on the financial viability of the racetrack, which is beyond the control of Alliance.



    Pursuant to the terms of a subordinated loan of up to $6.5 million made in March 1992 by Mr. Wilms to VSI, a majority-controlled subsidiary of Alliance (as amended, the "VSI Loan"), VSI may not pay cash dividends or make any distribution of its property. The loan, which had an outstanding balance of $3.4 million at December 31, 1995, amortizes quarterly until due in full in September 1998 and may be prepaid at any time without penalty. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    The Forecast assumes that costs and expenses (which include selling, general and administrative costs) related to Louisiana gaming machine management operations will be approximately the same during the forecast period as a percentage of revenues as during 1995.

CASINO OPERATIONS



    PLANTATION STATION


                         PLANTATION STATION OPERATIONS



                                                                                                FORECASTED
                                                                                                  TWELVE
                                                                         TWELVE MONTHS ENDED      MONTHS
                                                                             DECEMBER 31,         ENDING
                                                                         --------------------  DECEMBER 31,
                                                                           1994       1995         1996
                                                                         ---------  ---------  ------------
                                                                         (DOLLARS IN THOUSANDS, EXCEPT UNIT
                                                                                       DATA)
Average Number of Slot Machines........................................        422        462          453
Win/Slot/Day...........................................................  $      46  $      38   $       41
Average Number of Table Games..........................................          9          9            9
Win/Table/Day..........................................................  $     260  $     219   $      225
Gaming Revenues........................................................  $   8,892  $   8,209   $    8,645
Net Revenues...........................................................  $  12,847  $  12,183   $   12,653
Costs and Expenses.....................................................  $  10,425  $  10,150   $   10,555



    Total revenues include food and beverage sales, which are assumed to remain relatively stable compared to 1995; however, the food and beverage sales provide only minimal gross profit.



    The Forecast assumes that total revenues will experience a 4% increase from the previous year. The Forecast also assumes that the Sparks/Reno, Nevada gaming market will increase by 3% in 1996, compared to 5% growth for calendar 1995 as reported by the Nevada Gaming Control Board. In addition, because the negative impact on Plantation Station of a major street, sidewalk, and landscaping redevelopment project by the City of Sparks ended in December 1995, the Forecast assumes that revenues will increase in 1996. Forecasted results of the Plantation Station operations are directly dependent upon the realization of these assumptions. Variations from these assumptions will have a material effect upon the forecasted results.



    The Forecast also assumes that costs and expenses (which includes selling, general and administrative costs) related to Plantation Station operations are approximately the same during the forecast period as a percentage of revenues as in 1995.

    RAINBOW CASINO



                         RAINBOW CASINO OPERATIONS (a)



                                                                                                FORECASTED
                                                                                                  TWELVE
                                                                         TWELVE MONTHS ENDED      MONTHS
                                                                             DECEMBER 31,         ENDING
                                                                         --------------------  DECEMBER 31,
                                                                           1994       1995         1996
                                                                         ---------  ---------  ------------
                                                                         (DOLLARS IN THOUSANDS, EXCEPT UNIT
                                                                                       DATA)
TOTAL VICKSBURG MARKET
Average Number of Slot Machines........................................      2,849      2,847        2,880
Average Number of Tables...............................................        152        154          155
Win/Slot/Day...........................................................  $     124  $     142   $      153
  % CHANGE.............................................................     --          15.2%         7.4%
Win/Table/Day..........................................................  $     851  $     789   $      730
  % CHANGE.............................................................     --          -7.2%        -7.5%
Win/Position/Day.......................................................  $     128  $     140   $      145
  % CHANGE.............................................................     --           9.2%         4.0%
RAINBOW
Average Number of Slot Machines........................................        573        589          589
Average Number of Tables...............................................         28         28           25
Win/Position/Day.......................................................  $      72  $     102   $      132
  % CHANGE.............................................................     --          42.7%        29.2%
Net Revenues...........................................................  $  10,433  $  29,069   $   36,400
Costs and Expenses.....................................................  $   7,918  $  18,995   $   23,540


- ------------------------

(a) The information for 1994 and 1995 represents the actual results of the Rainbow Casino, which opened in July 1994 and was not consolidated with Alliance until March 1995, when Alliance completed its acquisition of the general partnership interest in the limited partnership owning the casino. From that point forward, the Rainbow Casino's operations have been consolidated with those of Alliance.



    The total gaming market for the Vicksburg, Mississippi area is assumed to increase 5% to approximately $200 million for 1996. Management assumes that the Company's location at Vicksburg Landing and the adjoining amenities will enable the Rainbow Casino to attract visitors from the existing tourism market of the historic city of Vicksburg as well as a significant share of the local market. The Rainbow Casino market share is assumed to be 18% (versus its current level of approximately 19%) which is up from 13% prior to the opening of the Days Inn Hotel, the Funtricity Entertainment Center and the restaurant in July 1995. Both the hotel and entertainment park are operated by third parties. The Forecast assumes that there are no new entrants into the market and no relocation of existing facilities within the market. Forecasted results of Mississippi gaming operations are directly dependent upon the realization of these assumptions. Variations from these assumptions will have a material effect upon forecasted results.



    The Forecast assumes that costs and expenses (which include selling, general and administrative but do not include the casino royalty related to the Rainbow Casino operations) are relatively stable as a percentage of revenues as compared to the 1995 levels.



NET EQUIPMENT SALES



    Forecasted equipment results include the operating results from Gaming, Systems and Wulff. There are numerous factors which affect any forecast of gaming equipment sales, including gaming regulatory factors and casino or arcade machine demand and patron preferences. The impact of such factors on the Company will be material.

    GAMING



    Equipment sales reflect the sales of video and reel-type gaming machines to casinos in various jurisdictions, including casinos in Nevada and Atlantic City, riverboats, Native American casinos, and international markets. Equipment sales is a function of the number of unit sales and the net sales price per unit. Gaming's results include GmbH and BGI Australia Pty Limited along with certain reclassifications from historical presentation.



                               GAMING OPERATIONS



                                                                                                      FORECASTED
                                                                                                        TWELVE
                                                                              TWELVE MONTHS ENDED       MONTHS
                                                                                  DECEMBER 31,          ENDING
                                                                             ----------------------  DECEMBER 31,
                                                                                1994        1995         1996
                                                                             ----------  ----------  ------------
                                                                                    (DOLLARS IN THOUSANDS)
UNIT SALES
United States..............................................................      17,126      12,586       15,000
International..............................................................       4,499       5,498        5,500
                                                                             ----------  ----------  ------------
    Total..................................................................      21,625      18,084       20,500

Net Revenues...............................................................  $  118,659  $  111,849   $  122,483
Costs and Expenses.........................................................  $  111,355  $  104,544   $  111,733



    Although worldwide electronic gaming machine sales (for these purposes, primarily slot and video machines) decreased in 1995 by approximately 18% primarily because of a reduced number of new casino openings and delays in previously expected riverboat activity, management assumes that 1996 worldwide gaming machine sales will increase as a result of (1) three major casino openings in Las Vegas, (2) the opening of Indiana riverboat casinos, (3) the expansion of certain other markets and (4) the expected increase in demand for replacement machines as a result of an increasing portion of the installed base reaching its natural replacement cycle. However, particularly in the case of non-traditional gaming markets, the timing and magnitude of electronic gaming machine sales is difficult to predict with accuracy. The Forecast assumes a relatively constant market share during the forecast period while Gaming's share during the past two years has grown significantly.



    The Forecast assumes gross margin increases during the forecast period due to a 1.5% increase in net unit price, continued reduction in the new material cost per unit (although at a lower rate than experienced during the past two years) and improved manufacturing efficiencies as a result of higher production levels during the forecast period than during the year ended December 31, 1995. Gaming's forecasted operating results are directly dependent upon the realization of these assumptions. The Forecast assumes selling, general and administrative expenses will increase by approximately 18% as a result of increased product development and sales efforts. Variations from these assumptions will have a material effect upon forecasted results. As Gaming's manufacturing overhead costs and selling, general and administrative expenses are relatively fixed, variances from the forecasted unit sales impact margins to a greater extent than if such costs were predominantly variable.

    SYSTEMS



    Systems' revenues reflect the sales of computer hardware and computer software, as well as maintenance and upgrades of such hardware and software, to casinos in various jurisdictions, including Nevada and Atlantic City, riverboats, Native American casinos and, to a lesser extent, in international markets. Hardware and software sales are based on the contracts that Systems enters into with each of the individual casinos. Such contracts generally reflect pre-determined prices for goods and services provided by Systems. Maintenance revenues are generally a function of the total installed base of Systems' GMUs.



                               SYSTEMS OPERATIONS



                                                                                                FORECASTED
                                                                                                  TWELVE
                                                                      TWELVE MONTHS ENDED         MONTHS
                                                                          DECEMBER 31,            ENDING
                                                                     ----------------------    DECEMBER 31,
                                                                        1994        1995           1996
                                                                     ----------  ----------  -----------------
                                                                              (DOLLARS IN THOUSANDS)
Net Revenues.......................................................  $   13,386  $   20,681     $    20,565
Costs and Expenses.................................................  $    9,793  $   14,893     $    14,262



    The Forecast assumes that revenues during the forecast period will be comparable to the prior year. The forecasted net revenues assumes that approximately 40% of Systems' sales result from product upgrades and expansions. The Forecast assumes gross margin will increase during the forecast period due to lower average discounts from list price primarily due to a change in customer mix and the absence of a provision for product upgrades which was recorded during the year ended December 31, 1995. The Forecast assumes selling, general and administrative expenses will increase approximately 13%. Systems' forecasted operating results are directly dependent upon the realization of these assumptions. Variations from these assumptions will have a material effect upon forecasted results. In particular, because Systems' revenues are concentrated in a relatively small number of customers, a change in circumstantial delay or other change in a small number of orders will materially impact Systems' operating results.



    WULFF



    Wulff sales reflect the sales of new and used wall machine units, third-party wall machines, pinball machines and other related amusement devices and used equipment primarily in Germany to various arcades, taverns, hotels and amusement galleries. Wulff's revenues are a function of the number of unit sales and the sales price per unit.



                                WULFF OPERATIONS



                                                                                                      FORECASTED
                                                                                 TWELVE MONTHS          TWELVE
                                                                                     ENDED              MONTHS
                                                                                  DECEMBER 31,          ENDING
                                                                             ----------------------  DECEMBER 31,
                                                                                1994        1995         1996
                                                                             ----------  ----------  ------------
                                                                                    (DOLLARS IN THOUSANDS)

New Wall Machine Units.....................................................      13,100      12,000       12,000

Net Revenues (all machines)................................................  $  104,147  $  116,782   $  115,331
Costs and Expenses.........................................................  $   88,572  $  101,610   $   98,495



    The Forecast assumes that new wall machine revenues for the first six months of 1996 will be adversely affected by an industry downturn caused by regulations imposed in Germany limiting the number of wall machines per square meter in arcade locations effective January 1, 1996, thereby reducing sales opportunities. The Forecast assumes demand for new wall machines to continue to be lower during the first half of 1996 than during the first half of 1995, but to increase, and to exceed the 1995 level of demand, in the second half of 1996 principally due to the expected impact of new regulations going into effect on January 1, 1997, which will require all wall machines in use to have meters to monitor the amount inserted by players and paid out by the machine. There can be no assurance that the downturn in the first half of 1996 will be less than the downturn in the last half of 1995, nor that the downturn is solely related to the regulatory change, and, accordingly, temporary in nature. Further, there can be no assurance that the forecasted positive impact of the 1997 regulations will be realized or that demand will increase in the second half of 1996 as forecasted.



    The Forecast assumes gross margin will increase during the forecast period due to lower raw material costs per unit partially offset by a lower average price per unit. Wulff's forecasted operating results will be directly dependent upon the realization of these assumptions. The Forecast assumes selling, general and administrative expenses will remain relatively constant. Variations from the realization of these assumptions will have a material effect upon forecasted results. As Wulff's manufacturing overhead costs and selling, general and administrative expenses are relatively fixed, variances from forecasted unit sales could impact margins to a greater extent than if such costs were predominantly variable.



OTHER OPERATING COSTS AND EXPENSES (ALL BUSINESS UNITS)



    The Forecast gives effect to assumed cost savings as a result of Merger synergies and further assumes a reduction in corporate development costs, all on the basis reflected under "Supplemental Analysis of Adjusted Operating Cash Flow." In contrast to the actual results presented in the Comparative Analysis for 1995, the Forecast assumes that other than as presented, no charges will be incurred of the sort reflected in the "Supplemental Analysis of Adjusted Operating Cash Flow" as Other Unusual or Non-recurring Charges, although the concepts of non-recurring or unusual charges are not defined under GAAP. In developing the Forecast, management included anticipated Merger costs for the forecast period, and reviewed the Comparative Analysis period for non-recurring revenue items as well as non-recurring expense items. The forecast of other operating costs and expenses are particularly dependent upon the assumptions concerning synergy cost savings and reduction of corporate development costs. There is a possibility that a variation from the assumed savings may occur, and the effect may be material. Assumptions for forecasted overhead levels and certain other expenses as reflected above (E.G., for litigation costs) may be subject to factors substantially outside of the Company's control, to a greater degree than assumptions regarding its business units' revenues and cost of sales.



DEPRECIATION AND AMORTIZATION



    Depreciation and amortization (which were not included in the business unit discussion above) are expected to continue to be charged to earnings on substantially the same basis as has been done historically. There are no significant capital additions expected during the forecast period, nor is there any expected material change to depreciation or amortization rates. Capital replacement is expected to continue during the year at a moderate rate. The Forecast also gives effect to expected increases in amortization of goodwill and other assets resulting from the Merger.



CAPITAL EXPENDITURES



                                                                                                     FORECASTED
                                                                                                       TWELVE
                                                                              TWELVE MONTHS ENDED      MONTHS
                                                                                  DECEMBER 31,         ENDING
                                                                              --------------------  DECEMBER 31,
                                                                                1994       1995         1996
                                                                              ---------  ---------  ------------
                                                                                    (DOLLARS IN THOUSANDS)
Gaming Machine Management...................................................  $   6,166  $   7,773   $    5,132
Casinos.....................................................................        644      3,803        1,580
Gaming......................................................................      1,522        879          750
Systems.....................................................................        626        294          276
Wulff.......................................................................      7,389      7,067        5,682
Other.......................................................................      1,169        444           65
                                                                              ---------  ---------  ------------
    Total...................................................................  $  17,516  $  20,260   $   13,485
                                                                              ---------  ---------  ------------
                                                                              ---------  ---------  ------------

    Management believes that it has substantial discretion to reduce forecasted levels of capital expenditures without materially reducing operating results for the forecasted period, principally in the case of the Gaming Machine Management and Casino expenditures. The significant capital expenditures in 1994 and 1995, including upgrading the Plantation Casino, completing the Rainbow Casino and upgrading the Gaming Machine Management installed base, are assumed to further enhance the Company's ability to reduce 1996 capital expenditures on a discretionary basis. Management estimates the minimum level of capital expenditures for maintenance purposes is approximately $8.0 million.



NOTE 4. -- ADJUSTED OPERATING CASH FLOW BY BUSINESS UNIT



    The following is a reconciliation of the historical EBITDA by business unit to the combined Adjusted Operating Cash Flow:



                                                                                                    FORECASTED
                                                                                                      TWELVE
                                                                                                      MONTHS
                                             TWELVE MONTHS ENDED       THREE MONTHS ENDED MARCH       ENDING
                                                DECEMBER 31,                     31,                 DECEMBER
                                          -------------------------    ------------------------         31,
                                             1994          1995           1995          1996           1996
                                          ----------    -----------    ----------    ----------     -----------
                                                                     (IN THOUSANDS)
EBITDA by Business Unit:
  Gaming Machine Management.............  $   17,159    $    18,260    $    4,758    $    4,469     $ 19,957
  Casinos...............................       2,927         10,546           731         3,889       14,958
  Wulff.................................      15,575         15,172         5,106(a)      3,406(a)    16,836
  Gaming................................       7,304          7,305         2,659(a)      1,046(a)    10,750
  Systems...............................       3,593          5,788         1,997(a)      1,620(a)     6,303
  Alliance Corporate Administrative
   Expense..............................     (10,609)        (8,912)       (1,654)       (4,723)      (8,979)
  Alliance Development Expense..........      (7,694)       (15,072)       (2,139)       (3,497)     (13,815)
  BGII Corporate Administrative
   Expense..............................      (4,520)        (3,732)       (1,285)         (604)      (4,800)
  Discontinued Operations/Other.........      (1,378)(b)        (933)(b)        (58)(b)        (64)(b)    --
  Casino Royalty........................          --         (2,718)          (27)       (1,024)      (4,368)
  Minority Interest.....................        (675)          (504)          (83)         (432)        (920)
  BGII Unusual Charges and Other........        (300)(c)      (7,216)(c)       (400)(c)     (1,296)(c)   (2,300)
                                          ----------    -----------    ----------    ----------     -----------
Combined EBITDA.........................      21,382         17,984         9,605         2,790       33,622
Adjustments:
  Direct Merger Costs...................          --         13,106(d)     --             3,794(d)    12,815(d)
  Alliance Development Expense..........       4,694(e)         966(e)      1,389(e)        (52)(e)    --
  Rainbow Operations....................         340(f)       2,506(f)      2,060(f)     --            --
  Unusual or Non-recurring Charges......       2,856(g)       7,783(h)        600(i)      3,487(j)     4,479(k)
  Synergy Cost Savings..................       5,000(l)       5,000(l)      1,250(l)      1,250(l)     4,000(l)
                                          ----------    -----------    ----------    ----------     -----------
Adjusted Operating Cash Flow............  $   34,272    $    47,345    $   14,904    $   11,269     $ 54,916
                                          ----------    -----------    ----------    ----------     -----------
                                          ----------    -----------    ----------    ----------     -----------


- --------------------------

(a) Differences in interim results for the three-month periods for Gaming and Systems were affected by the timing and number of new casino openings, and management believes that the interim results for Wulff in the 1996 quarter were affected by regulations, which became effective January 1, 1996, limiting the number of wall machines per square meter in arcade locations, thereby reducing new sales opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(b) Principally includes expenses by small casinos and taverns after Alliance management discontinued their operations.



(c) See Notes (3), (6) and (7) to "Selected Historical Financial Information of BGII."



(d) For the twelve months ended December 31, 1995, $11.1 million of direct Merger costs are included in Alliance Development Expense and $2.0 million in BGII Unusual Charges and Other. No such costs were incurred by either company in the three months ended March 31, 1995. For the three months ended March 31, 1996, $2.8 million of direct Merger costs are included in Alliance Development Expense and $1.0 million in BGII Unusual Charges and Other. For the forecasted twelve months ending December 31, 1996, $10.8 million of direct Merger costs are included in Alliance Development Expense and $2.0 million in BGII Unusual Charges and Other.



(e) Reflects Alliance Development Expense, which relates to mergers, acquisitions and joint ventures, adjusted to $3.0 million annually. The adjustment to $3.0 million reflects the anticipated elimination of expenses that were being incurred pending Alliance's accomplishment of its strategic plan to acquire a major gaming manufacturing company. To accomplish this reduction, Alliance reduced payroll costs and fees paid to consultants and legal costs related to non-BGII transactions it had been pursuing. The adjustment to eliminate direct costs related to the Merger is shown in Note (b) above. For the three months ended March 31, 1996, Alliance Development Expense was below the $3.0 million annual rate by $52,000.



(f) To adjust to reflect the operating results of the Rainbow Casino as if owned during all of 1994 and 1995 and, for the twelve months ended December 31, 1995 and three months ended March 31, 1995, to reflect the recent operating results of the Rainbow Casino, as if such results had occurred for all of 1995 (including an adjustment for additional casino royalty expense of approximately $1.7 million, $1.0 million and $1.0 million, for the twelve months ended December 31, 1994 and 1995 and the three months ended March 31, 1995, respectively).



(g) Includes legal costs included as BGII Corporate Administrative Expense related to a former executive totaling $0.5 million and $0.3 million recorded as BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana and a reserve for discontinued operations of $2.0 million for Alliance included in Alliance Corporate Administrative Expense.



(h) Includes one-time charges included in Alliance Corporate Administrative Expense consisting of an executive signing bonus of $1.3 million paid in Common Stock and $1.1 million of termination costs for certain officers and directors, which were incurred during the quarter ended June 30, 1995. Also includes $1.4 million relating to a regulatory investigation and legal proceedings in Louisiana included in BGII Unusual Charges and Other, and $0.2 million included in BGII Corporate Administrative Expense for legal costs related to the "Bally" trade name litigation. BGII Unusual Charges and Other also includes $2.0 million in costs related to the merger agreement between BGII and WMS, a provision of $0.8 million at Wulff to write down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for V.A.T.



(i) Includes certain charges of $0.4 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana and $0.2 million included in BGII Corporate Administrative Expense for legal costs related to the "Bally" trade name litigation.



(j) Includes a provision for impaired assets of two development projects totaling $3.2 million included in Alliance Corporate Administrative Expense. Also includes certain charges of $0.3 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana.



(k) Includes a provision for impaired assets of two development projects totaling $3.2 million in Alliance Corporate Administrative Expense, $1.0 million of one-time charges to implement the expected annual synergy cost savings, and certain charges of $0.3 million included in BGII Unusual Charges and Other relating to a regulatory investigation and legal proceedings in Louisiana.



(l) To adjust for estimated synergy cost savings indentified by management to date including elimination of certain duplicative costs such as facility, legal, accounting and compensation, which total approximately $5.0 million on an annual basis. For the forecasted twelve months ending December 31, 1996, the synergy cost savings are presented net of the $1.0 million of one-time charges to implement the cost savings (which are added back in Note
    (i) above).



NOTE 5. -- MANDATORY PRINCIPAL PAYMENTS


    Because the Forecast has been prepared on a consolidated basis, the Forecast does not account for the Company's holding company structure, which will result in cash flows earned at certain subsidiaries being unavailable for distribution to the Company, including to service indebtedness of the Company during the forecast period. Mandatory principal payments for the twelve months ending December 31, 1996 (all of which relate to indebtedness of subsidiaries) consist of the following:



                                                                                                    (IN THOUSANDS)
VSI Loan..........................................................................................     $   1,074
Rainbow Casino debt...............................................................................         2,810
Other.............................................................................................           773
                                                                                                          ------
                                                                                                       $   4,657
                                                                                                          ------
                                                                                                          ------



See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources of the Company (Pro Forma)."

             SELECTED HISTORICAL FINANCIAL INFORMATION OF ALLIANCE



    The following table sets forth selected consolidated financial information of Alliance as of and for the fiscal years ended June 30, 1991, 1992, 1993, 1994 and 1995, and as of and for the nine months ended March 31, 1995 and 1996. The historical financial information of Alliance as of June 30, 1991, 1992 and 1993 and for the years ended June 30, 1991 and 1992 as set forth below has been derived from the audited consolidated financial statements of Alliance not included in this Prospectus. The results for the period ended March 31, 1996 will not necessarily be indicative of the results for the fiscal year ended June 30, 1996, and in the opinion of Alliance include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the information set forth herein. The table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Information," the audited consolidated financial statements of Alliance and the unaudited interim condensed consolidated financial statements of Alliance including the notes thereto and other financial and operating information included elsewhere in this Prospectus.



                                                                                                      NINE MONTHS
                                                     FISCAL YEARS ENDED JUNE 30,                    ENDED MARCH 31,
                                          -------------------------------------------------     ------------------------
                                            1991     1992     1993      1994         1995         1995          1996
                                          --------  -------  -------  --------     --------     --------     -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
NET REVENUES:
  Gaming:
    Routes..............................  $ 77,150  $77,940  $96,282  $102,830     $106,827     $ 79,389     $    81,111
    Casinos and Taverns.................    11,281   11,560   12,526    15,679       21,287       11,523          32,698
  Food and Beverage Sales...............     3,120    3,376    4,184     4,480        3,847        2,842           2,976
  Net Equipment Sales (1)...............       214      379       99        65           27           22              11
                                          --------  -------  -------  --------     --------     --------     -----------
    Total Net Revenues..................    91,765   93,255  113,091   123,054      131,988       93,776         116,796
COSTS AND EXPENSES:
  Cost of Gaming:
    Routes..............................    58,299   58,585   72,614    76,332       79,875       59,411          62,293
    Casinos and Taverns.................     8,528    8,459    8,667    11,871       11,436        6,743          14,726
  Cost of Food and Beverage.............     2,249    2,367    2,876     3,084        2,795        2,038           1,992
  Cost of Equipment Sales...............       151      284       49        20           12           10               3
  Selling, General and Administrative...     8,059    8,950   12,667    13,555       14,633        9,279          14,308
  Business Development Costs............     --       --         900     1,192        7,843        5,647          14,233
  Corporate Expenses....................     7,567    5,290    6,191     7,882        9,735        6,258           4,606
  Provision for Impaired Assets.........     --       --       --        --           --           --              3,179
  Bad Debt Expense......................     4,845      539      461       705          400        --            --
  Write-off of Inventories, Intangibles
   and Other Assets.....................     4,982    --       --        --           --           --            --
  Loss on Abandoned Casinos.............     7,847    2,307    --        3,713        --           --            --
  Loss on Abandoned Taverns.............     --       --       --        2,638        --           --            --
  Depreciation and Amortization.........     7,092    7,355    8,718     9,530        9,520        6,934           7,328
                                          --------  -------  -------  --------     --------     --------     -----------
    Total Costs and Expenses............   109,619   94,136  113,143   130,522      136,249       96,320         122,668
                                          --------  -------  -------  --------     --------     --------     -----------
Operating Loss..........................   (17,854)    (881)     (52)   (7,468)      (4,261)      (2,544)         (5,872)

OTHER INCOME (EXPENSE):
  Interest Income.......................     1,750    1,324      998     2,084        2,798        2,235           1,206
  Interest Expense......................    (4,663)  (4,505)  (5,046)   (6,830)      (8,133)      (5,844)         (6,341)
  Minority Interest.....................     --       --       --        --            (397)        (252)           (708)
  Royalty...............................     --       --       --        --            (810)         (27)         (2,931)
  Other Net.............................    (1,007)    (618)     450      (673)         317           33             398
                                          --------  -------  -------  --------     --------     --------     -----------
Loss Before Income Taxes................   (21,774)  (4,680)  (3,650)  (12,887)     (10,486)      (6,399)        (14,248)
Income Tax (Expense) Benefit............     5,958    --       --         (241)        (265)        (394)           (581)
                                          --------  -------  -------  --------     --------     --------     -----------
    Net Loss............................  $(15,816) $(4,680) $(3,650) $(13,128)    $(10,751)    $ (6,793)    $   (14,829)
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
Net Loss Per Common Share...............  $  (1.73) $ (0.51) $ (0.38) $  (1.28)    $  (0.95)    $  (0.61)    $     (1.21)
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
Weighted Average Common Shares
 Outstanding............................     9,151    9,248    9,696    10,251       11,300       11,192          12,245
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
Deficit of Earnings to Fixed Charges
 (2)....................................  $(21,744) $(4,680) $(3,650) $(12,887)    $(10,487)    $ (6,399)    $   (14,248)
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
Pro Forma Deficit of Earnings to Fixed
 Charges................................                                           $ (1,164)    $   (200)    $    (9,821)
                                                                                   --------     --------     -----------
                                                                                   --------     --------     -----------
Pro Forma Deficit of Earnings to Fixed
 Charges and Preferred Stock
 Dividends..............................                                           $ (9,203)    $ (6,116)    $   (15,737)
                                                                                   --------     --------     -----------
                                                                                   --------     --------     -----------

                                                                                                NINE MONTHS ENDED MARCH
                                                     FISCAL YEARS ENDED JUNE 30,                          31,
                                          -------------------------------------------------     ------------------------
                                            1991     1992     1993      1994         1995         1995          1996
                                          --------  -------  -------  --------     --------     --------     -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)

CASH FLOW INFORMATION:
  Historical Cash Flow From:
    Operating Activities................  $  4,889  $12,311  $ 5,909  $  9,062     $    957     $    167     $      (533)
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
    Investing Activities................  $ (7,159) $(6,887) $(8,998) $(27,299)    $(21,648)    $ (9,791)    $     5,255
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
    Financing Activities................  $    766  $  (959) $ 2,430  $ 45,742     $ (2,660)    $ (1,509)    $    (2,485)
                                          --------  -------  -------  --------     --------     --------     -----------
                                          --------  -------  -------  --------     --------     --------     -----------
  Pro Forma Cash Flow From:
    Operating Activities................                                           $  7,225     $  4,890     $    20,564
                                                                                   --------     --------     -----------
                                                                                   --------     --------     -----------
    Investing Activities................                                           $(26,936)    $(13,637)    $       354
                                                                                   --------     --------     -----------
                                                                                   --------     --------     -----------
    Financing Activities................                                           $   (757)    $  1,604     $    (3,358)
                                                                                   --------     --------     -----------
                                                                                   --------     --------     -----------

                                                             AT JUNE 30,                              AT MARCH 31,
                                          -------------------------------------------------     ------------------------
                                            1991     1992     1993      1994         1995         1995          1996
                                          --------  -------  -------  --------     --------     --------     -----------

BALANCE SHEET DATA:
Cash and Cash Equivalents...............  $  5,774  $10,239  $ 9,580  $ 37,085     $ 13,734     $ 25,952     $    15,791
Securities Available for Sale...........     --       --       --       12,489       23,680       13,240           9,591
Working Capital.........................    10,450   11,557    7,991    50,926       31,746       37,749          15,583
Total Assets............................    79,024   75,594   73,768   119,416      126,348      128,103         111,288
Total Long-term Debt, including
 Current Maturities.....................    44,450   43,282   44,798    90,726      101,397      102,718          99,089
Total Stockholders' Equity
 (Deficiency)...........................    27,008   23,660   22,665    15,099        9,985       12,699          (5,595)
Book Value per Share....................      2.95     2.51     2.27      1.28(3)      0.77(3)      1.00(3)        (0.43)(3)
Pro Forma Book Value per Share..........                                               2.16                         1.58


- ------------------------------

(1) Includes sales to related parties of $86 (1991), $236 (1992), $2 (1993),  $6
    (1994), $0 (1995) and $0 for the nine-month periods ended March 31, 1995 and 1996.


(2) No dividends were paid by Alliance during any period presented.


(3) Computed including Common Stock and Special Stock owned by KIC which was converted into Common Stock in December 1995.

               SELECTED HISTORICAL FINANCIAL INFORMATION OF BGII



    The following table sets forth selected financial information of BGII (consolidated for the periods 1992 through 1995 and combined for 1991), as of and for the years ended December 31, 1991, 1992, 1993, 1994 and 1995 and as of and for the three months ended March 31, 1995 and 1996, of which certain periods are included elsewhere in this Prospectus. See "Basis of Presentation and Description of Business" in BGII's Notes to Consolidated Financial Statements. The historical financial information of BGII as of December 31, 1991, 1992 and 1993 and for the years ended December 31, 1991 and 1992 as set forth below has been derived from the audited financial statements of BGII not included in this Prospectus. The unaudited results for the period ended March 31, 1996 will not necessarily be indicative of the results for the year ending December 31, 1996 and in the opinion of BGII include all adjustments, consisting of normal recurring adjustments, necessary to present fairly the information set forth herein. The selected historical consolidated financial data for periods prior to November 18, 1991 (the date BGII completed its initial public offering of common stock), present, on a historical cost basis, the financial position, results of operations and cash flows of the subsidiaries and divisions of BEC which formerly conducted operations as Gaming, Systems and Wulff. This table should also be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Condensed Combined Financial Information", the audited consolidated financial statements of BGII including the notes thereto and the unaudited interim condensed consolidated financial statements of BGII including the notes thereto and other financial and operating information included elsewhere in this Prospectus.



                                                                                                     THREE MONTHS
                                                        YEARS ENDED DECEMBER 31,                   ENDED MARCH 31,
                                          -----------------------------------------------------  --------------------
                                            1991       1992      1993(1)    1994(1)    1995(1)    1995(1)    1996(1)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
OPERATING DATA:
Revenues................................  $ 153,648  $ 163,781  $ 168,707  $ 236,192  $ 249,312(2) $  68,289 $  58,544
Cost of Sales...........................    102,357     99,906    121,710(3)   157,059   163,131(2)    43,500    37,757
Selling, General and Administrative
 Expenses...............................     36,725     46,348     57,357(4)    59,989    65,289    16,998     16,526
Provision for Doubtful Receivables......      2,176      3,597      8,176(5)     5,763     6,712(2)     1,154       991
Unusual Charges.........................     --         --         --         --          5,816(6)    --          996(7)
Interest Expense, Primarily Charged by
 BEC in 1991............................      1,602      1,951      4,424      6,768      6,853      1,733      1,665
Provision for Income Taxes..............      5,784      6,725      4,242      2,820      4,904      2,042      1,122
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (Loss) before Extraordinary
 Gain...................................      5,004      5,254    (27,202)     3,793     (3,393)     2,862       (513)
Extraordinary Gain on Early
 Extinguishment of Debt.................     --         --          3,759     --         --         --         --
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income (Loss).......................  $   5,004  $   5,254  $ (23,443) $   3,793  $  (3,393) $   2,862  $    (513)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (Loss) Per Share before
 Extraordinary Gain.....................  $    0.48  $    0.50  $   (2.54) $    0.35  $   (0.31) $    0.27  $   (0.05)
Extraordinary Gain on Early
 Extinguishment of Debt Per Share.......     --         --           0.35     --         --         --         --
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Income (Loss) Per Share.............  $    0.48  $    0.50  $   (2.19) $    0.35  $   (0.31) $    0.27  $   (0.05)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro Forma Net Income....................  $   2,435(8)
                                          ---------
                                          ---------
Pro Forma Net Income Per Share..........  $    0.23(8)
                                          ---------
                                          ---------
Average Number of Common Shares
 Outstanding............................     10,450     10,573     10,685     10,727     10,776     10,751     10,805
Ratio of Earnings to Fixed Charges......       6.51X      6.56X    --           1.93X      1.21X      3.69X      1.35X
                                          ---------  ---------             ---------  ---------  ---------  ---------
                                          ---------  ---------             ---------  ---------  ---------  ---------
Deficit of Earnings to Fixed Charges....     --         --      $ (22,960)    --         --         --         --
                                                                ---------
                                                                ---------
CASH FLOW INFORMATION:
Historical Cash Flow From:
  Operating Activities..................  $  24,960  $ (17,604) $ (29,548) $   1,224  $   3,795  $  (5,605) $  (1,757)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Investing Activities..................  $  (2,878) $  (5,175) $ (13,407) $  (6,391) $  (6,233) $  (2,108) $  (2,218)
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Financing Activities..................  $ (13,134) $  18,506  $  38,980  $   8,231  $  (1,961) $   1,688  $     590
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                             AT DECEMBER 31,                         AT MARCH 31,
                                          -----------------------------------------------------  --------------------
                                            1991       1992       1993       1994       1995       1995       1996
                                          ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and Cash Equivalents...............  $  14,429  $   9,800  $   5,436  $   9,204  $   5,526  $   3,959  $   2,009
Working Capital.........................     69,350     82,481     83,009     95,772     97,357    103,369     85,649
Property, Plant and Equipment, Net......     19,650     18,695     24,042     24,358     23,244     26,412     23,615
Total Assets............................    131,342    150,805    170,830    192,242    194,316    205,112    186,936
Long-term Debt, Including Current
 Maturities.............................      7,186     25,950     62,458     69,762     69,944     73,936     69,971
Stockholders' Equity....................     98,605    101,277     74,879     85,883     88,410     97,314     86,000


- ------------------------------

(1) Includes results from the acquisition of a distribution business by Wulff in January 1993.



(2) Includes the impact of sales returns of $0.3 million and a provision for doubtful receivables of $0.9 million recorded in the second quarter of 1995 by Gaming related to two riverboats at the River City Complex in New Orleans which filed for bankruptcy.



(3) Includes $6.2 million in charges to increase inventory valuation reserves in 1993 principally related to inventory originally intended for sale in the Louisiana video lottery terminal market.



(4) Includes $1.2 million in charges related to a management reorganization at Gaming in 1993.



(5) Includes a provision for doubtful receivables totaling $5.1 million recorded by Gaming in 1993 related to a former distributor who filed for bankruptcy during the second quarter of 1993.



(6) Includes $4.0 million in merger transaction costs and related litigation expenses, a provision of $0.8 million at Wulff to write down to net realizable value the carrying value of a building to be sold and a provision of $1.0 million to increase Wulff's tax reserves primarily for V.A.T.



(7) Includes $1.0 million in Merger transaction costs.



(8) Includes pro forma income tax information for the year ended December 31, 1991 to reflect the provision for income taxes and net income as if Gaming and Systems had filed separate income tax returns. The pro forma information assumes that Gaming and Systems would have been unable to utilize operating losses on a carry back basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

    The following discussion provides an assessment of the liquidity and capital resources of Alliance, the pro forma liquidity and capital resources of the Company, and the results of operations of each of Alliance and BGII. The discussion should be read in conjunction with the audited consolidated financial statements of Alliance and BGII, and the unaudited interim condensed consolidated financial statements of Alliance, in each case including the notes thereto, which are included elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES OF ALLIANCE


    At March 31, 1996, Alliance had working capital of approximately $15,583,000, a decrease of approximately $16,163,000 from June 30, 1995. The decrease in working capital is due in part to a decrease in cash and cash equivalents which were used to fund development activities in connection with Alliance's business strategy. As of March 31, 1996, Alliance had $25,562,000 in cash, cash equivalents and securities available for sale (including $8,875,000 representing the market value of the 1,000,000 shares of BGII common stock owned by Alliance), of which approximately $9,000,000 is necessary to fund ongoing gaming operations in the ordinary course of business. At June 30, 1995, Alliance had working capital of approximately $31,746,000 and $37,414,000 in cash, cash equivalents and securities available for sale.



    For the nine months ended March 31, 1996, Alliance incurred development costs associated with pursuing Alliance's business strategy relating to mergers and acquisition of approximately $14,233,000 consisting of $12,235,000 of direct costs incurred related to the Merger and the previous tender offer and consent solicitation by Alliance and $1,998,000 of salaries and administrative costs of the mergers and acquisitions unit. During fiscal 1995, Alliance incurred approximately $7,843,000 in expenses associated with pursuit of Alliance's business strategy, of which $1,669,000 related to the Merger. Alliance's business strategy is to use its strengthened management team, diversified gaming expertise and business and investment community relationships to develop new opportunities in the operation of land-based, dockside and riverboat casinos (including Native American casinos), gaming systems and technology and the supply and management of electronic gaming machines.



    On July 16, 1994 the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. In connection with the completion of the casino and the acquisition of its original 45% limited partnership interest in Rainbow Casino Vicksburg Partnership L.P. ("RCVP"), the partnership which owns the casino, through a wholly-owned subsidiary, Alliance funded a $3,250,000 advance to the Rainbow Casino Corporation, an unaffiliated Mississippi corporation ("RCC"), on the same terms as RCC's financing from Hospitality Franchise Systems, Inc. ("HFS") (other than the fact that such advance is subordinate to payments due to HFS and the HFS financing is secured).


    The HFS financing provided to RCC on August 3, 1993 consisted of a $7.5 million loan which is secured by a first priority lien on all of the assets of the project. The terms of the HFS financing provide that, in connection with the loan and certain marketing services provided by HFS to RCC, RCC will pay to HFS a royalty based upon the casino's annual gross gaming revenues of 12% on the first $40 million, 11% on the next $10 million, and 10% thereafter, which royalty is also secured by a lien on the assets of the project. See "Business--Casino Operations."

    On March 29, 1995, Alliance consummated certain transactions whereby Alliance acquired from RCC the controlling general partnership interest in RCVP and increased its limited partnership interest. In exchange for commitments by Alliance and National Gaming Mississippi, Inc. ("NGM"), a subsidiary of National Gaming Corporation, to provide additional financing (up to a maximum of $2,000,000 each) to be used, among other things, for the completion of certain elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy) and for a $500,000 payment paid to HFS as a waiver fee, a commitment by Alliance to fund any additional capital necessary for the completion, upgrading or working capital of the project, the following occurred: (i) a subsidiary of Alliance became the general partner and RCC became the limited partner of RCVP and (ii) the respective partnership interests were adjusted. As of March 31, 1996, amounts outstanding under the HFS facility and the related financings aggregated $9.4 million. As adjusted, RCC is entitled to receive 10% of the net available cash flows (which amount shall increase to 20% of such amount of revenues exceeding $35,000,000 (i.e. only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. In addition, if during any continuous 12-month period until December 31, 1999 the casino achieved earnings from the project of at least $10.5 million before deducting depreciation, amortization, royalty and income taxes, then Alliance would be obligated to pay to certain principals of the original partnership an amount aggregating $1.0 million in cash or shares of Common Stock 180 days after the occurrence. The casino has achieved the required earnings as adjusted, and Alliance is obligated to make the required payment or issue the Common Stock (with the issuance being its expected course of action) by September 30, 1996. Also, Alliance's 5.2% royalty on gross revenues was terminated on the date it became general partner.



    Alliance and Casino Magic Corporation, through wholly-owned subsidiaries, are members in Kansas Gaming Partners, L.L.C. ("KGP") and Kansas Financial Partners, L.L.C. ("KFP"), both Kansas limited liability companies. Under an option agreement (the "Option Agreement") granted to KGP by Camptown and The Racing Association of Kansas-Southeast ("TRAK Southeast"), KGP has been granted the exclusive right, which right expires on September 13, 2013, to operate gaming machines and/or casino-type gaming at Camptown's racing facility in Frontenac, Kansas if and when such gaming is permitted in Kansas. In December 1994, Camptown received a $3,205,000 loan from Boatmen's Bank which was guaranteed by KFP. Alliance and Casino Magic Corporation each invested $1,580,000 in KFP which amounts were used by KFP to purchase a certificate of deposit to collateralize its guaranty. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. The racing facility was temporarily closed on November 5, 1995 due to poor financial results. Camptown filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1996 and has stated its intention to reopen for business following bankruptcy reorganization. Boatmen's Bank demanded payment of the Camptown loan from KFP under the terms of the guaranty. KFP paid the loan and Boatmen's Bank returned KFP's certificate of deposit and KFP assumed Boatmen's Bank's position in the loan to Camptown which is secured by a second mortgage on Camptown's greyhound racing facility in Frontenac, Kansas. TRAK Southeast and Camptown continue to be bound by the Option Agreement. KFP intends to vigorously pursue all of its rights and remedies which may include, among other things, seeking authority from the bankruptcy court to commence a foreclosure action. In the case of a foreclosure action, KFP would be required to assume or pay the existing first mortgage of approximately $2,000,000 if KFP becomes the purchaser at any such sale. The Kansas legislature considered gaming bills during the 1996 session although none passed. There can be no assurance that gaming of any type will ever be legalized in Kansas. Management has evaluated this investment and determined it to be impaired because it does not appear to be recoverable. Alliance fully reserved the net book value of approximately $1,585,000 through a charge to operations which has been recorded in the quarter ended March 31, 1996.



    Native American Investments, Inc. ("NAI"), a wholly-owned subsidiary has a contract to develop Class II and III gaming opportunities with an Indian tribe in California. Class II gaming is subject to the concurrent jurisdiction of the National Indian Gaming Commission ("NIGC") and the applicable Indian tribe. Class III gaming is a residual category composed of all forms of gaming that are not Class I gaming or Class II gaming, including casino style gaming. The contract is subject to negotiations resulting in satisfactory compacts with the state and approval of the contract by the NIGC. The Governor of California has to date refused to negotiate a compact covering Class III electronic gaming machines and house-banked games in California and is currently engaged in related litigation over the scope of gaming issues with certain Indian tribes. There can be no assurance as to the ultimate outcome of these litigation activities or successful completion of any part of the Alliance project. On March 27, 1996, the United States Supreme Court ruled that a portion of the Indian Gaming Regulatory Act was unconstitutional. As a result, Federal courts cannot oversee negotiations between Indian tribes and state officials. Alliance believes that this ruling will have a materially adverse effect upon its Native American casino development activities in California. Accordingly, management has evaluated this investment and determined it to be impaired because it now appears to be unrecoverable. Management has fully reserved the net book value of approximately $1,594,000 through a charge to operations which has been recorded in the quarter ended March 31, 1996. Management will continue to monitor the status of Class II and III gaming in California.



    In March 1992, Alfred H. Wilms committed to provide to VSI, a majority-controlled subsidiary of Alliance, a subordinated loan of up to $6.5 million dollars. The VSI Loan, as amended, bears interest at a rate equal to the London Interbank Offered Rate for a period of ninety days plus 2%, payable quarterly, and is due on September 21, 1998. The VSI Loan is secured by liens in favor of N.V. Continental Trust Company ("CTC"), an affiliate of Mr. Wilms, on substantially all of VSI's assets. Pursuant to the terms of the VSI Loan, VSI may not pay cash dividends or make any distribution of its property. Alliance also issued to Mr. Wilms warrants to purchase 2,000,000 shares of Common Stock at $2.50 per share in connection with such loan which expire on September 1, 1998 (the "Wilms Warrants"). As of March 31, 1996, there was an outstanding balance of $3.1 million on this loan.



    Cash provided by operations for the nine months ended March 31, 1996 decreased by approximately $700,000 from amounts reported for the same period in 1995 resulting in negative cash flow from operations of $553,000. The change is primarily due to an increase in business development costs over the same period from the prior year of $8,586,000, primarily related to the Merger, partially offset by an increase in cash provided by the casino operations of approximately $7,795,000 attributable to the Rainbow Casino.



    Cash provided by operations for fiscal 1995 decreased approximately $8,105,000 from fiscal 1994. Included in fiscal 1994's cash provided by operations was a non-recurring gain of $3,600,000 associated with the termination of Alliance's letter agreement with Capital Gaming International, Inc. ("Capital Gaming"), which concerned Alliance's proposed equity investment in Capital Gaming, and the payment by Capital Gaming of $4,000,000 (offset by transaction expenses) to Alliance in connection therewith, and $6,351,000 of charges related to Alliance's decision to exit the downtown Las Vegas gaming market and dispose of its tavern operations. Exclusive of these items, expenditures related to supporting Alliance's business strategy relating to mergers and acquisitions in fiscal 1995 increased approximately $3,051,000 from fiscal 1994. Long-term accrued expenses decreased by approximately $1,031,000 from fiscal 1994 as Alliance paid rent and other exit expenses against the amounts accrued in fiscal 1994 as noted above. The remaining increase in accrued expenses accounted for the use of cash in the amount of $4,710,000. These uses of cash were partially offset by an increase in cash flows from operations of approximately $2,666,000 from Alliance's ongoing business operations and an operating cash contribution of approximately $3,089,000 from the first year of operations by the Rainbow Casino. Significant non-cash items added back to cash flows from operations for fiscal 1995 include $1,313,000 in non-cash compensation expense and $1,075,000 related to certain service contracts and termination costs.



    Cash provided by investing activities for the nine months ended March 31, 1996, increased $15,046,000 over that in 1995 due primarily to the proceeds of approximately $12,950,000 from the sale of securities. Also, proceeds from the sale of property and equipment increased $1,885,000 compared to the same period last year.


    Cash flows used for investing activities in fiscal year 1995 decreased by $5,651,000 from the prior year. Net collections on receivables in fiscal 1995 improved by $2,605,000 over those in fiscal 1994. In fiscal 1994, Alliance funded approximately $7,250,000 in loans to Capital Gaming and the original general partner in RCVP, which additions were partially offset by increased collections of receivables related primarily to the collection of the Capital Gaming loan in fiscal 1994.


    Cash used in financing activities for the nine months ended March 31, 1996, increased $976,000 from the same period in 1995 due primarily to an increase in Alliance's principal reductions on its existing long-term debt of $1,192,000 in 1996.



    Cash flows from financing activities in fiscal year 1995 declined $48,402,000 from fiscal 1994. In fiscal 1994, Alliance completed the private placement of $85,000,000 aggregate principal amount of the Old Convertible Debentures. Concurrent with the closing of the issuance of the Old Convertible Debentures, Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") invested $5,000,000 in Alliance (the "Kirkland

Investment") in exchange for 1,333,333 shares of Alliance's Non-Voting Junior Convertible Special Stock and warrants to purchase up to 2,750,000 shares of Common Stock, subject to certain conditions. A portion of the net proceeds from these transactions was used to repay previously existing debt and accrued interest of approximately $38,245,000. In December 1995, Kirkland elected to convert the entire 1,333,333 shares of Non-Voting Junior Convertible Special Stock into an equivalent number of shares of Common Stock.



    EBITDA as a percent of the related revenues changed for Nevada gaming machine management operations from 15.3% in fiscal 1994 to 16.7% in fiscal 1995 and to 14.5% in the first nine months of fiscal 1996 and for Louisiana gaming machine management operations from 17.5% to 19.1% and to 20.6% for the same periods. EBITDA as a percent of revenues for casino operations (excluding discontinued operations), excluding certain one-time charges, was 18.2% in fiscal 1994 and 23.3% in fiscal 1995 and 31.4% in the first nine months of fiscal 1996. The increase in the first nine months of fiscal 1996 was due primarily to the acquisition of the Rainbow Casino. EBITDA should not be construed as an alternative to net income or any other GAAP measure of performance as an indicator of Alliance's performance or to cash flows generated by operating, investing and financing activities as an indicator of cash flows or a measure of liquidity. Management believes that EBITDA is a useful adjunct to net income and other GAAP measurements and is a conventionally used financial indicator. On a pro forma basis, earnings would have been inadequate to cover fixed charges by approximately $1.2 million for the year ended June 30, 1995 and would have been inadequate to cover fixed charges by approximately $9.8 million for the nine-month period ended March 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES OF THE COMPANY (PRO FORMA)


    On October 18, 1995 Alliance entered into the Merger Agreement with BGII. Pursuant to the Merger, BGII will become a wholly-owned subsidiary of Alliance. The aggregate Merger consideration to BGII stockholders will be approximately $77.2 million in cash (including interest accruing at a rate of 5.5% per annum from May 3, 1996 to the Effective Time), $35.7 million in Preferred Stock (including dividends accruing at a rate of 15% per annum from May 3, 1996 to the Effective Time) and $2.9 million in Common Stock. Alliance will also retire approximately $53.3 million of long-term debt of BGII (including prepayment premium, original issue discount and unpaid interest accrued through the Effective Time of the Merger) in connection with the Merger, and will generally assume BGII's obligations with respect to outstanding options and warrants to purchase shares of BGII common stock. See "The Merger and Related Financings."



    Alliance currently anticipates obtaining one or more working capital revolving facilities at Gaming, Systems and Wulff providing up to an aggregate of $40.0 million of borrowings (of which approximately $22.0 million of Wulff's existing lines of credit are anticipated to remain in place) which would be secured by inventory and accounts receivable. Alliance has not received any commitment for any such facility and no assurance can be given that it will be able to obtain any such facility on terms acceptable to Alliance.



    Following the Transaction, the Company believes that its working capital and funds generated from operations will be sufficient to meet its existing commitments, debt payments and other obligations as they become due; however, the Company expects that it will have to refinance all or a portion of the Old Convertible Debentures and the Senior Secured Notes at maturity if its cash flow from operations does not increase substantially. On a pro forma basis after giving effect to the Transaction, the Company's earnings would have been inadequate to cover fixed charges and Preferred Stock dividends by approximately $9.2 million and approximately $15.7 million for the 12-month period ended June 30, 1995 and the nine-month period ended March 31, 1996, respectively. The Company believes that its working capital needs will increase as a result of the introduction of new gaming machines and the expected increases in production and sales levels from recent historical levels.



    Following the Transaction, it remains a part of Alliance's business strategy to seek on a more limited basis complementary gaming opportunities, including opportunities in which its gaming machine management and casino experience may be applicable. As part of its business activities, Alliance is regularly involved in the identification, investigation and development of such opportunities. Accordingly, in order to support such activities, Alliance may in the future desire to issue additional debt or equity securities if and when attractive opportunities become available on terms satisfactory to management. However, the terms of the

Senior Secured Notes will restrict the Company's ability to incur indedtedness as set forth herein. See "Risk Factors -- High Leverage and Fixed Charges after the Merger; Holding Company Structure; Working Capital" and "Description of the Senior Secured Notes."



    Management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming and Systems to grant extended payment terms on gaming machines and other gaming equipment. While these financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. In conjunction with sales by Gaming, with recourse to Gaming and/or BGII , of certain trade receivables to third parties, Gaming and/or BGII have guaranteed amounts due from various customers of approximately $16.7 million at March 31, 1996. It is possible that one or more of Gaming's customers whose obligation has been guaranteed by Gaming may be unable to make payments as such become due. In this case Gaming may become responsible for repayment of at least a portion of such amounts over the term of the receivables. In general, under the terms of these contracts, the Company may be responsible for monthly payments of the outstanding obligations. Accordingly, the Company will have greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. Wulff provides customer financing for approximately 20% of its sales, and management expects this practice temporarily to increase during the latter half of 1996. In order to be competitive in meeting customer demand for financing of gaming equipment in emerging markets, the Company plans to continue to evaluate the need to involve third party finance companies or secure additional financing, although there is no assurance that such additional financing will be obtained.


ALLIANCE RESULTS OF OPERATIONS


  NINE MONTHS ENDED MARCH 31, 1996 COMPARED TO NINE MONTHS ENDED MARCH 31, 1995



    REVENUES



    Total revenues for the nine months ended March 31, 1996 were $116,796,000, an increase of $23,020,000 (24.5%) over those for the same period in fiscal year 1995. Revenues from all gaming machine management operations increased $1,722,000 (2.2%) to approximately $81,111,000 in the first nine months of fiscal 1996. Revenues from the Louisiana gaming machine management operations increased $467,000 (an increase of 3.9%) primarily as a result of an expansion of operations from the opening of a new OTB in October 1995. Revenues from Nevada gaming machine management operations increased approximately $1,255,000 (1.9%) over those for the same period last year. The increase in the Nevada gaming machine management revenues was attributable to a $0.66 increase in the average net win per gaming device per day for the nine months ended March 31, 1996 compared to the same period in fiscal year 1995 (accounting for an increase of approximately $942,000) and an increase in the weighted average number of gaming devices on location for the nine months ended March 31, 1996 as compared to the same period in fiscal year 1995 (accounting for an increase of approximately $313,000). Revenues from casino and tavern operations, including food and beverage sales, increased approximately $21,309,000 (148.3%) during the current nine months as compared to those for the prior year as revenues recognized from the Rainbow Casino, which were consolidated beginning March 29, 1995, exceeded the revenues lost with the termination of Alliance's lease at the Royal Casino and the reduction of operations at Alliance's tavern locations.



    COSTS AND EXPENSES



    COSTS OF REVENUES. Cost of gaming machine management revenues for the nine months ended March 31, 1996 increased $2,882,000 (4.8%) over the same period in fiscal year 1995. Costs of revenues from gaming machine management operations in Louisiana increased $187,000 (an increase of 2.4% from last year) as a result of an expansion of operations from the opening of a new OTB parlor in October 1995. Costs of gaming revenues for Nevada gaming machine management revenues increased $2,695,000 (5.2%) as compared to the prior year as revenues increased, and increased slightly as a percent of Nevada gaming machine management revenues primarily due to increased costs associated with additional and renewed space lease contracts. Cost of gaming machine management revenues includes rents under both space lease and revenue sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenues including costs of food and beverage revenues increased $7,937,000 (90.4%) compared to the same period of fiscal year 1995 results primarily due to the Rainbow Casino cost of revenues which were consolidated beginning March 29, 1995. This increase was partially offset by the termination of Alliance's lease at the Royal Casino and the reduction of operations at Alliance's tavern locations. Cost of casino and tavern revenues includes cost of goods sold, gaming taxes, rent and direct labor, including related taxes and benefits.



    EXPENSES. For the nine months ended March 31, 1996 Alliance incurred developmental costs associated with pursuing Alliance's business development strategy relating to mergers and acquisitions of approximately $14,233,000, consisting of $12,235,000 of direct costs incurred related to the Merger and the previous tender offer and consent solicitation by Alliance and $1,998,000 of salaries and administrative costs of the mergers and acquisitions unit, which represented an increase of $8,586,000 (152.0%). These business development expenses include salaries and wages, related taxes and benefits, professional fees, travel expense and other expenses associated with supporting Alliance's strategy. The level of business development activities, exclusive of Merger costs, has been reduced from prior periods due to the termination of two executives in this business unit in order to reduce costs and the relocation of this unit to lower cost office space. Alliance believes that such reduced level of costs will be adequate to pursue its business development strategies on a more limited basis in accordance with its business plan following consummation of the Merger.



    Selling, general and administrative expenses for the nine months ended March 31, 1996 increased approximately $5,029,000 (54.2%) over the same period in 1994. Expenses for casinos and taverns for the nine months ended March 31, 1996 increased $5,577,000 (209.5%) over the prior year primarily due to the Rainbow Casino expenses which were consolidated beginning March 29, 1995. This increase was partially offset by the termination of Alliance's lease at the Royal Casino and the reduction of operations at Alliance's tavern locations. Such expenses related to gaming machine management operations for the nine months ended March 31, 1996 decreased $548,000 (8.3%) over the same period in fiscal year 1995 reflecting steps taken to reduce costs, including reduced staffing levels. Corporate general and administrative expenses decreased $1,652,000 (26.4%). This decrease was caused primarily by controlling costs and reducing staffing levels. Alliance expects that there may be further increases in selling, general and administrative expenses related to the addition of new management and development personnel and other costs associated with supporting Alliance's business strategy. Included in last year's other income and expenses is a charge of $386,000 representing Alliance's equity in the net loss of the Rainbow Casino in its first nine months of operations prior to Alliance's acquisition of the general partnership interest in RCVP on March 29, 1995.



    Interest expense for the period increased $497,000 (8.5%) over the same period last year due principally to the increased interest expense related to the debt of Rainbow Casino.


  FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUES

    Total revenues for the fiscal year ended June 30, 1995 were approximately $131,988,000, an increase of $8,934,000 (7.3%) over those for fiscal 1994.
Revenues from  all gaming  machine  management operations  increased  $3,997,000
(3.9%) to approximately $106,827,000 in fiscal 1995. Revenues from gaming machine management operations in the State of Louisiana declined $1,796,000 (10.3%) primarily as a result of increased competition from riverboat operations. Revenue from Nevada gaming machine management operations for fiscal 1995 increased approximately $5,739,000 (6.7%) over those for fiscal 1994. The increase in the Nevada gaming machine management revenues was attributable to a $2.15 increase in the average net win per gaming device per day in fiscal 1995 compared to fiscal 1994 (accounting for approximately $4,042,000 of such increase) and an increase in the weighted average number of gaming devices on location during fiscal 1995 as compared to fiscal 1994 (accounting for an increase of approximately $1,751,000). Revenues from casino and tavern operations, including food and beverage sales, increased approximately $4,975,000 (24.6%) during fiscal 1995 over those for fiscal 1994 as revenues recognized from the Rainbow

Casino, which were consolidated beginning March 29, 1995, exceeded the revenues lost as a result of the closing of Alliance's properties in downtown Las Vegas and the termination of Alliance's lease at the Royal Casino.

    COSTS AND EXPENSES


    COSTS OF REVENUES. Cost of gaming machine management revenues for the fiscal year ended June 30, 1995 increased $3,543,000 (4.6%) over that for fiscal 1994. Costs of revenues for gaming machine management operations in Louisiana decreased $1,199,000 (10.7%) from fiscal 1994 as revenues declined primarily as a result of increased competition in that market. As a percent of related revenues, Louisiana gaming machine management costs of revenues remained relatively constant. Cost of gaming revenues for Nevada gaming machine management revenues for fiscal 1995 increased $4,742,000 (7.3%) over that in fiscal 1994 and increased slightly as a percent of Nevada gaming machine management revenues due primarily to increased costs associated with additional and renewed space lease arrangements. Cost of gaming machine management revenues includes rents under both space lease and revenue-sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenues, including the cost of food and beverage sales, for fiscal 1995 decreased $724,000 (4.8%) over that in fiscal 1994 primarily due to the closing of Alliance's properties in downtown Las Vegas and the termination of Alliance's lease at the Royal Casino. These decreases were partially offset by increases in Rainbow Casino costs of revenues which were consolidated beginning in March 1995. Cost of casino and tavern revenues includes cost of goods sold, gaming taxes, rent and direct labor expenses, including taxes and benefits. Although the gross margin percentage for Nevada operations declined slightly during fiscal 1995, the decline was completely offset by the addition of the Rainbow Casino and a small improvement in the Louisiana gross margin percentage. As a result, the total cost of revenues as a percentage of total revenues declined by 2.9% over that in fiscal 1994.


    EXPENSES. In fiscal 1995, Alliance incurred development costs associated with pursuing Alliance's long term growth strategy of approximately $7,843,000, an increase of approximately $6,651,000 (558.0%) over fiscal 1994. Included in the development costs for fiscal 1995 was $1,669,000 of costs related to the Merger. Included as an offset to development costs for fiscal 1994 was a non-recurring gain of $3,600,000 related to Alliance's effort to acquire Capital Gaming and the payment by Capital Gaming to extinguish its obligation to issue warrants to Alliance in connection therewith. Fiscal 1994 development costs also include certain significant expenses associated with Alliance's purchase of Native American Investments, Inc. ("NAI"). Development costs include salaries and wages, related taxes and benefits, professional fees, travel expenses, payments to third parties for business development options and other expenses associated with supporting Alliance's long-term growth strategy. With the exception of the significant costs expected to be incurred in conjunction with the Merger, Alliance expects to continue to incur a significant level of development costs although at a reduced level compared to fiscal 1995 due to the termination of two executives in this business unit in order to reduce costs and its relocation to lower cost office space. Alliance believes that such reduced costs will be adequate to pursue its business development strategies on a more limited basis in accordance with its business plan following consummation of the Merger.

    Corporate administrative expenses for fiscal 1995 were approximately $9,735,000, an increase of $1,853,000 over the same amounts for fiscal 1994. The primary cause for the increase was $1,331,000 in compensation expense recognized upon the issuance of 250,000 shares of Common Stock to Steve Greathouse, Alliance's President, Chief Executive Officer and Chairman of the Board, in connection with his employment agreement. Also contributing to the increase in corporate administrative expenses were $485,000 of expenses related to certain service contracts and termination costs. Corporate administrative expenses include salaries and wages, related taxes and benefits, professional fees and other expenses associated with maintaining the corporate office and providing centralized corporate services for Alliance.

    Exclusive of the development and corporate expenses noted above, selling, general and administrative expenses for fiscal 1995 increased $1,078,000 (7.9%) from fiscal 1994. Selling, general and administrative expenses related to gaming machine management operations in fiscal 1995 decreased $1,340,000 (13.8%) from fiscal 1994. Selling, general and administrative expenses for Louisiana gaming machine management operations declined approximately $660,000 (23.8%) as staff reductions and cost containment measures were implemented to counter increased competition in that market. The same costs for Nevada gaming machine management operations in fiscal 1995 decreased $680,000 (9.8%) as the benefit of staff reductions and cost controls taken in late fiscal 1994 was realized. Selling, general and administrative costs increased for casino and tavern operations by $1,595,000 (44.0%) over those in fiscal 1994. The acquisition of the Rainbow Casino, which contributed $1,984,000 to the increase, was partially offset by the closing of Alliance's downtown Las Vegas properties and the termination of the lease at the Royal Casino. Also contributing to the increase in selling, general and administrative expenses were $478,000 of expenses related to certain service contracts and termination costs. Selling, general and administrative expenses may be subject to further increases.

    In fiscal 1994, due to continuing losses from operations, negative cash flows and incompatibility with Alliance's long-term growth strategy, Alliance's Board of Directors resolved to (i) exit the downtown Las Vegas gaming market and
(ii) dispose of the currently operated small independent tavern operations. Based on these decisions, Alliance recognized total expenses of approximately $5,884,000 in fiscal 1994. As a result of the decision to exit the downtown Las Vegas gaming market, in September 1994, Alliance substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the fiscal 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income. The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write-down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income.

    On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans, Louisiana where Alliance operated 199 electronic gaming machines prior to the fire (of which 193 were destroyed by the fire) through its controlled subsidiary, VSI. Alliance was fully insured for all equipment, leasehold improvements, other assets and business income with the exception of approximately $46,000 in deductibles. During fiscal 1995, Alliance recorded approximately $247,000 of income from business interruption insurance proceeds compared to $241,000 of such proceeds in fiscal 1994. Alliance is discussing settlement of additional business interruption claims with the insurance carrier. Alliance has also received insurance proceeds based on the replacement value of the assets destroyed in the fire and, therefore, recognized a gain of approximately $156,000 which is included in other income in fiscal 1994.

  FISCAL 1994 COMPARED TO FISCAL 1993

    REVENUES


    Total revenues for the fiscal year ended June 30, 1994 were approximately $123,054,000 for fiscal 1994, an increase of $9,963,000 (8.8%) over those for fiscal 1993. Revenues from all gaming machine management operations increased $6,548,000 (6.8%) to approximately $102,830,000 in fiscal 1994. Gaming machine management operations in the State of Louisiana contributed $5,222,000 (an increase of 42.9%) to the overall increase in gaming machine management revenues as Alliance continued to experience increasing demand in that relatively young market. Revenue from Nevada gaming machine management operations increased approximately $1,326,000 (1.6%) over those for fiscal 1993. The increase in the Nevada gaming machine management revenues was attributable to a $1.30 increase in the average net win per gaming machine per day in fiscal 1994 over that of fiscal 1993 (accounting for an increase of approximately $2,608,000) which was partially offset by a decrease in the weighted average number of gaming machines on location during fiscal 1994 as compared to fiscal 1993 (accounting for a decrease of approximately $1,282,000). Revenues from casino and taverns increased approximately $3,449,000 (20.6%) during fiscal 1994 as compared to those for fiscal 1993 due to the continued expansion of casino operations and operating additional troubled tavern locations.


    COSTS AND EXPENSES

    COSTS OF  REVENUES.   Cost of  gaming machine  management revenues  for  the
fiscal year ended June 30, 1994 increased $3,718,000 (5.1%) over that for fiscal 1993. Gaming machine management operations in

Louisiana contributed $2,854,000 (an increase of 33.8%) from fiscal 1993 to the overall increase. Cost of gaming revenues for Nevada gaming machine management revenues for fiscal 1994 increased $864,000 (1.3%) over that for fiscal 1993. The increase to cost of Nevada gaming machine management revenues was primarily due to an increase in location operators' share of gaming revenues caused by replacing a large space lease arrangement with revenue-sharing arrangements. Cost of gaming machine management revenues includes rents under both space lease and revenue-sharing arrangements, gaming taxes and direct labor, including related taxes and benefits. The cost of casino and tavern revenues for fiscal 1994 increased $3,412,000 (29.6%) over that for fiscal 1993 primarily due to the first full year of operations of two small casinos and the first full year of operating the hotel and food and beverage operations at the Mizpah Hotel and Casino (the "Mizpah"). Previously, Alliance had operated only the casino at the Mizpah, but in January, 1993 began operating the entire facility including food and beverage operations to insure its availability for the casino. Cost of casino and tavern revenues includes cost of goods sold, gaming taxes, rent and direct labor expenses, including taxes and benefits. Although the gross margin percentage from Nevada operations declined during fiscal 1994, the decline was offset by increases in the Louisiana operating margin percentage. As a result, the combined cost of gaming revenues as a percentage of gaming revenues remained relatively constant from fiscal 1993 to fiscal 1994.


    EXPENSES.   In  August  1994,  due to  continuing  losses  from  operations, negative cash flows and incompatibility with Alliance's long-term growth strategy, Alliance's Board of Directors resolved to (i) exit the downtown Las Vegas gaming market and (ii) dispose of the currently operated small independent tavern operations. Based on these decisions, Alliance recognized total expenses of approximately $5,883,500 in fiscal 1994. As a result of the decision to exit the downtown Las Vegas gaming market, in September 1994, Alliance substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the fiscal 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income. The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write-down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income.

    Alliance's  lease at the Mizpah has  a remaining lease term of approximately
8.5 years with an option on Alliance's behalf to terminate the lease arrangement at any time after December 31, 1995 with 120 days notice. In September 1994, Alliance notified the landlord of the Mizpah of its intent to exercise the termination clause of its lease at the earliest possible date of January 1, 1996 and give 120 days notice at that time. As a result of this decision, Alliance recognized additional charges of $467,500 in fiscal 1994.

    Also included in selling, general and administrative expenses for fiscal 1994 are development costs associated with pursuing Alliance's long term growth strategy of approximately $1,192,000. These developmental costs include approximately $4,792,000 in legal fees, travel expenses and other expenses associated with supporting Alliance's long-term growth strategy, which expenses are partially offset by the $3,600,000 recovered under the Capital Gaming termination agreement. Fiscal 1994 was the first year in which significant funds were expended in pursuit of this strategy.

    Exclusive of the reserves, write-downs and development expenses noted above, selling, general and administrative expenses for fiscal 1994 increased $1,679,000 (8.5%) over those in fiscal 1993. The primary causes for the increase include a $400,000 fiscal 1994 bonus granted to Shannon L. Bybee as part of the restructuring of his employment with Alliance, $350,000 in fees incurred under the one year consulting contract with Carole A. Carter, the former President and Chief Operating Officer of Alliance, continued expansion of the Louisiana machine management operations which contributed approximately $546,000 to the overall increase and $274,000 of overall increases in Nevada machine management operations. The general and administrative costs for casinos and taverns were $3,622,000 (18.0%) of related revenues for fiscal 1994 as compared to $3,511,000 (21.0%) for fiscal 1993. The same costs for gaming machine management operations were $9,736,000 (9.5%) of revenues for fiscal 1994 and $8,916,000 or (9.3%) of revenues for fiscal 1993.

    Bad debt expense in fiscal 1994 increased 52.9% to approximately $705,000 over that for fiscal 1993 expense of $461,000 due primarily to the financial difficulties of a particular customer in Northern Nevada.

    On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans, Louisiana where Alliance operated 199 electronic gaming machines prior to the fire (of which 193 were destroyed by the fire) through its controlled subsidiary, VSI. Alliance is fully insured for all equipment, leasehold improvements, other assets and business income with the exception of approximately $46,000 in deductibles. Through June 30, 1994, Alliance had recorded approximately $241,000 of income from business interruption insurance proceeds. Alliance will continue to receive proceeds under this policy while the Fairgrounds Race Course is rebuilt. Alliance also received insurance proceeds based on the replacement value of the assets destroyed in the fire and, therefore, recognized a gain of approximately $156,000 which is included in other income in fiscal 1994.

BGII RESULTS OF OPERATIONS

  GENERAL


    BGII was formed in August 1991 to consolidate BEC's gaming machine manufacturing and distribution operations which are conducted through Wulff, Gaming and Systems. The operations of Wulff were conducted through Automaten and Vertriebs, two direct subsidiaries of BEC, until their transfer to BGII in contemplation of the initial public offering of common stock of BGII. The operations of Gaming and Systems were conducted as divisions or subsidiaries of BEC until substantially all of the assets and liabilities of these divisions and subsidiaries were transferred to BGII in contemplation of the initial public offering of common stock of BGII. For purposes of this discussion of results of operations of BGII, the operations of Wulff, Gaming and Systems are described separately as well as on a consolidated basis and GmbH results are included in Wulff's results. The results of operations for Wulff and Gaming include an allocation of BGII, the parent company, revenues and expenses, and intercompany transactions which are eliminated on a consolidated basis.

    The following tables set forth, for the periods indicated, the percentage of revenues represented by items reflected in BGII's consolidated statements of operations.



                                                                           THREE MONTHS
                                         YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                     -------------------------------   --------------------
                                       1993       1994       1995        1995       1996
                                     --------   --------   ---------   --------   ---------
CONSOLIDATED
REVENUES:
  Sales............................      97.5%      97.9%       98.1%      99.1%       98.1%
  Other............................       2.5        2.1         1.9        0.9         1.9
                                     --------   --------   ---------   --------   ---------
    Total Revenues.................     100.0%     100.0%      100.0%     100.0%      100.0%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
COSTS AND EXPENSES:
  Cost of Sales....................      72.1%      66.5%       65.4%      63.7%       64.5%
  Selling, General and
   Administrative..................      34.0       25.4        26.2       24.9        28.2
  Provision for Doubtful
   Receivables.....................       4.9        2.4         2.7        1.7         1.7
  Unusual Charges..................     --         --            2.3      --            1.7
                                     --------   --------   ---------   --------   ---------
    Total Costs and Expenses.......     111.0       94.3        96.6       90.3        96.1
                                     --------   --------   ---------   --------   ---------
Operating Income (Loss)............     (11.0)       5.7         3.4        9.7         3.9
Interest Expense...................       2.6        2.9         2.8        2.5         2.9
                                     --------   --------   ---------   --------   ---------
Income (Loss) before Income Taxes
 and Extraordinary Gain............     (13.6)       2.8         0.6        7.2         1.0
Provision for Income Taxes.........       2.5        1.2         2.0        3.0         1.9
                                     --------   --------   ---------   --------   ---------
Income (Loss) before Extraordinary
 Gain..............................     (16.1)       1.6        (1.4)       4.2        (0.9)
Extraordinary Gain on Early
 Extinguishment of Debt............       2.2      --         --          --         --
                                     --------   --------   ---------   --------   ---------
Net Income (Loss)..................     (13.9)%      1.6%       (1.4)%      4.2%       (0.9)%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------

WULFF
REVENUES:
  Sales............................      96.6%      96.3%       97.1%      98.5%       97.5%
  Other............................       3.4        3.7         2.9        1.5         2.5
                                     --------   --------   ---------   --------   ---------
    Total Revenues.................     100.0%     100.0%      100.0%     100.0%      100.0%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
COSTS AND EXPENSES:
  Cost of Sales....................      65.4%      64.9%       67.4%      65.4%       66.3%
  Selling, General and
   Administrative..................      25.5       25.1        24.1       23.8        26.8
  Provision for Doubtful
   Receivables.....................       0.5        1.7         1.3        0.4         1.2
  Unusual Charges..................     --         --            2.9      --            1.6
                                     --------   --------   ---------   --------   ---------
    Total Costs and Expenses.......      91.4       91.7        95.7       89.6        95.9
                                     --------   --------   ---------   --------   ---------
Operating Income...................       8.6        8.3         4.3       10.4         4.1
Interest Expense...................       1.3        1.3         1.0        1.0         0.8
                                     --------   --------   ---------   --------   ---------
Income before Income Taxes.........       7.3        7.0         3.3        9.4         3.3
Provision for Income Taxes.........       3.7        2.3         3.5        5.5         3.4
                                     --------   --------   ---------   --------   ---------
Net Income (Loss)..................       3.6%       4.7%       (0.2)%      3.9%       (0.1)%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
ADDITIONAL INFORMATION (APPROXIMATE
 UNITS):
  New Wall Machines Sold by
   Wulff...........................    12,552     13,100      12,000      2,900       2,400
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------

                                                                           THREE MONTHS
                                         YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                     -------------------------------   --------------------
                                       1993       1994       1995        1995       1996
                                     --------   --------   ---------   --------   ---------
GAMING
REVENUES:
  Sales............................      98.3%      99.3%       98.9%      99.5%       98.6%
  Other............................       1.7        0.7         1.1        0.5         1.4
                                     --------   --------   ---------   --------   ---------
    Total Revenues.................     100.0%     100.0%      100.0%     100.0%      100.0%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
COSTS AND EXPENSES:
  Cost of Sales....................     100.0%      73.7%       71.9%      69.6%       71.3%
  Selling, General and
   Administrative..................      48.4       21.9        24.6       24.7        26.4
  Provision for Doubtful
   Receivables.....................      16.9        3.0         3.6        2.4         2.6
  Unusual Charges..................     --         --            1.9      --            2.1
                                     --------   --------   ---------   --------   ---------
    Total Costs and Expenses.......     165.3       98.6       102.0       96.7       102.4
                                     --------   --------   ---------   --------   ---------
Operating Income (Loss)............     (65.3)       1.4        (2.0)       3.3        (2.4)
Interest Expense...................       7.1        4.6         5.2        5.0         6.0
                                     --------   --------   ---------   --------   ---------
Loss before Income Taxes and
 Extraordinary Gain................     (72.4)      (3.2)       (7.2)      (1.7)       (8.4)
Provision for Income Taxes.........     --           0.2         0.3        0.2         0.2
                                     --------   --------   ---------   --------   ---------
Loss before Extraordinary Gain.....     (72.4)      (3.4)       (7.5)      (1.9)       (8.6)
                                     --------   --------   ---------   --------   ---------
Extraordinary Gain on Early
 Extinguishment of Debt, Net of
 Income Taxes......................       7.7      --         --          --         --
                                     --------   --------   ---------   --------   ---------
Net Loss...........................     (64.7)%     (3.4)%      (7.5)%     (1.9)%      (8.6)%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
ADDITIONAL INFORMATION (UNITS):
  New Slot Machines Sold...........     7,749     17,655      11,948      3,668       2,921
  New Video Gaming Machines Sold...     2,205      3,807       6,080      1,194       1,120
  Other............................       202        163          56      --         --
                                     --------   --------   ---------   --------   ---------
    Total..........................    10,156     21,625      18,084      4,862       4,041
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
SYSTEMS
REVENUES:
  Sales............................     100.0%     100.0%      100.0%     100.0%       99.9%
  Other............................     --         --         --          --            0.1
                                     --------   --------   ---------   --------   ---------
    Total Revenues.................     100.0%     100.0%      100.0%     100.0%      100.0%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
COSTS AND EXPENSES:
  Cost of Sales....................      28.2%      32.0%       35.3%      36.3%       31.8%
  Selling, General and
   Administrative..................      42.8       46.5        34.3       25.5        37.0
  Provision for Doubtful
   Receivables.....................      (4.4)       2.1         5.3        5.5      --
                                     --------   --------   ---------   --------   ---------
    Total Costs and Expenses.......      66.6       80.6        74.9       67.3        68.8
                                     --------   --------   ---------   --------   ---------
Operating Income...................      33.4       19.4        25.1       32.7        31.2
Interest Expense...................     --           0.2      --            0.1         0.1
                                     --------   --------   ---------   --------   ---------
Income before Income Taxes.........      33.4       19.2        25.1       32.6        31.1
Provision for Income Taxes.........     --         --         --          --         --
                                     --------   --------   ---------   --------   ---------
Net Income.........................      33.4%      19.2%       25.1%      32.6%       31.1%
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------
ADDITIONAL INFORMATION:
  New Installations Implemented....         6         11           9          3           6
                                     --------   --------   ---------   --------   ---------
                                     --------   --------   ---------   --------   ---------

  THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995



    WULFF



    Wulff's revenues for the three months ended March 31, 1996 were $31.4 million compared to $35.9 million in the comparable 1995 quarter, a decrease of 13%. Revenues from new wall machines decreased approximately 17% due to an approximate 14% decrease in units sold in the first quarter 1996 and an approximate 3% decrease in the average selling price of new wall machines. Revenues from the distribution of recreational and amusement machines, used wall machines and new wall machines manufactured by third parties decreased approximately 11% during the first quarter of 1996 compared to the 1995 period. The currency translation impact of the fluctuation of the German mark versus the U.S. dollar increased revenues by $0.2 million during the 1996 period.



    Operating income for the three months ended March 31, 1996 was $1.3 million compared to $3.7 million for the three months ended March 31, 1995. The $2.4 million decrease was principally due to the aforementioned decrease in revenues, a $0.2 million increase in the provision for doubtful receivables, unusual charges of $0.5 million in 1996 representing an allocation of Merger costs, partially offset by slightly lower selling, general and administrative expenses. Gross margin as a percentage of revenues remained unchanged during the first quarter of 1996 and 1995.



    GAMING



    Gaming reported revenues of $23.6 million in the first quarter of 1996 compared to $28.0 million in the comparable 1995 period, a 16% decrease. Gaming reported unit sales of approximately 4,000 new gaming machines in the three months ended March 31, 1996, compared to approximately 4,900 in the comparable 1995 quarter. This decrease was primarily a result of the continuing trend of lower demand due to a reduced number of new casino openings. First quarter 1996 included sales of approximately 1,900 units to the Nevada and Atlantic City markets, 1,600 units to international markets and 500 units to riverboat, other domestic casinos and casinos on Native American lands. The average sale price for new gaming machines was unchanged during the first quarters of 1996 and 1995. In total, revenues from the sale of new gaming machines were $19.9 million in the 1996 quarter versus $23.8 million in the 1995 period. Revenues from other sources decreased approximately $0.5 million to $3.7 million in the 1996 period due principally to decreased accessory and used equipment sales offset in part by a 43% increase in part sales.



    Gaming reported an operating loss for the 1996 period of $0.6 million compared to operating income of $0.9 million in the first quarter of 1995. The $1.5 million decline in Gaming's operating results was primarily due to the aforementioned decline in Gaming's revenues, a 1% decline in gross profit margins as a percentage of total revenues and $0.5 million in unusual charges, offset, in part, by a decrease in selling, general, and administrative expenses. Gross profit margins as a percentage of revenues decreased due to the impact of decreased demand for new machines and a $0.4 million increase in the provision for inventory valuation, partially offset by the changing mix in products to higher margin products. Unusual charges of $0.5 million in 1996 represent an allocation of Merger costs. Selling, general, and administrative expenses decreased approximately $0.7 million principally due to lower legal expenses.



    SYSTEMS



    Systems' revenues for the three months ended March 31, 1995 and 1996 were $6.1 million and $5.0 million respectively. While this represents an 18% decrease from the prior year quarter, the 1995 quarter was a record quarter due to significant sales in the Louisiana market.



    Operating income for the three months ended March 31, 1996 was $1.6 million compared to operating income of $2.0 million for the three months ended March 31, 1995. The $0.4 million decrease in operating results was primarily a result of lower revenues and increased selling, general and administrative expenses offset, in part, by higher gross margin as a percentage of total revenues and a lower provision for doubtful receivables. Gross margins as a percentage of total revenues increased due primarily to product mix. Selling, general, and administrative expenses increased approximately $0.3 million due to increased staffing levels. The provision for doubtful receivables decreased approximately $0.3 million due principally to better collection experience during the 1996 quarter.

    CONSOLIDATED



    Revenues for the first quarter of 1996 were $58.5 million compared to $68.3 million in the first quarter of 1995, a decrease of $9.8 million (14%) principally due to the aforementioned decreases in revenues at Wulff, Gaming and Systems.



    BGII had operating income of $2.3 million in the 1996 quarter compared to $6.6 million in the comparable 1995 quarter, a decrease of $4.3 million. The decline in operating results was attributable to the aforementioned decreases in Wulff's, Gaming's and Systems' operating results, and reflects $1.0 million of Merger transaction expenses in the first quarter of 1996.



    Interest expense was $1.7 million in both periods.



    BGII's effective tax rate in both periods differs from the United States statutory rate of 35% principally due to a higher tax rate on income earned in Germany and the lack of current tax benefits available for operating losses in the United States.


  YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

    WULFF


    Wulff's revenues for the year ended December 31, 1995 were $130.7 million compared to $111.1 million in 1994, an increase of $19.6 million (18%). This improvement resulted from the favorable effect of currency translation rates in the 1995 period, an increase in slot and video gaming machines sold by Vertriebs' wholly-owned subsidiary, GmbH, and an increase in used equipment and recreation and amusement machine sales offset in part by a decrease in new wall machine units sold by 8% and a decrease in the average selling price for new wall machines by 8.4% as a result of increased price competition. Revenues from GmbH increased by 99% due to increased new casino openings and greater market penetration in Western and Central Europe and in Africa. The overall decline in the value of the U.S. dollar against the Deutsche Mark increased revenues by $15.0 million in 1995. New and used wall machine sales for the last six months of 1995 were impacted by regulations, which became effective January 1, 1996, limiting the number of wall machines per square meter in arcade locations, thereby reducing new sales opportunities. Industry-wide demand for new machines was adversely affected by this new regulation while demand for used machines increased dramatically. The decrease in demand for new wall machines resulted in increased competition based on sales price resulting in the reduction in average selling price for new units during the year. Management expects the demand for new wall machines to continue to be lower than prior year levels during the first half of 1996. See "Risk Factors--Operating History--Recent Losses." Revenues from the distribution of recreational and amusement machines increased by approximately 8.7% during 1995.


    Operating income was $5.6 million for 1995 compared to $9.2 million in 1994, a decrease of $3.6 million or 40%. This decrease resulted from lower gross margins, higher selling, general and administrative expenses, and unusual charges, offset in part by a lower provision for doubtful receivables. Gross margins for 1995 were 33% compared to 35% in the prior year. Gross margin was unfavorably impacted by higher unit costs associated with lower production levels, a change in product mix to lower priced used machines and a decrease in average selling price of new wall machines sold. Selling, general and administrative expenses increased by $3.5 million resulting from the effect of currency translation rates between years and costs associated with the increased revenues in GmbH. Wulff recorded unusual charges in 1995 of $0.8 million to writedown to net realizable value the carrying value of a building to be sold and $1.0 million to increase its tax reserves primarily for V.A.T. In addition, Wulff incurred $2.0 million of unusual charges representing an allocation of merger transaction costs and litigation expenses related to the proposed merger with WMS, which has since been terminated, and to a tender offer by Alliance which was subsequently terminated in connection with the execution of a definitive merger agreement between BGII and Alliance.

    The effective tax rate for the year ended December 31, 1995 was 50% compared to an effective rate of 26% in 1994. The 1994 rate was lower due to implementation of a tax planning strategy that reduced the effective tax rate by approximately 50%.

    GAMING


    Gaming's revenues for the year ended December 31, 1995 were $108.4 million compared to $117.8 million in 1994, a decrease of $9.4 million or 8%. New gaming machines sold decreased to 18,084 units in 1995 from 21,625 units in 1994, a decrease of 16%. This decline in new unit sales was caused principally by a reduced number of new casino openings, especially in the riverboat markets, partially offset by increased sales in the Nevada market. Management believes that the increase in sales into the Nevada market occurred principally due to the popularity of Gaming's new V7000 Game Maker-Registered Trademark- machine (the "Game Maker-Registered Trademark-"), a multi-game, touch screen video device which accounted for 26% of Gaming's unit sales in 1995. The average price of new gaming machines sold increased approximately 3% in 1995 principally due to proportionately greater sales of the higher priced Game Maker-Registered Trademark- machine. Revenues from new machines decreased to $90.9 million in 1995 from $106.6 million in 1994. Revenues from sales of used equipment increased by 121% to $9.2 million in 1995. In addition, revenues from sales of service parts and interest income from financing customer receivables increased by $2.2 million in 1995.


    Gaming incurred an operating loss of $2.2 million for 1995 compared to operating income of $1.6 million in the 1994 period, a decline of $3.8 million. The decline in operating results was principally due to the impact of the aforementioned decrease in revenues, higher selling, general and administrative costs and higher bad debt provisions and unusual charges offset, in part, by an increase in gross margin.

    Gross margin as a percentage of total revenues was 28% for 1995 compared to 26% in 1994. Lower costs of materials in 1995 were offset, in part, by decreased absorption of manufacturing overhead expenses attributable to the decline in new sales units for 1995.

    Selling, general and administrative expenses increased to $26.7 million in 1995 compared to $25.8 million in 1994, an increase of 3%. The $0.9 million increase resulted principally from an increase in legal expenses primarily related to Louisiana. Despite the decrease in unit sales in 1995, the provision for doubtful accounts increased $0.3 million resulting from the closure of certain riverboat casinos. Gaming incurred $2.0 million of unusual charges in 1995 representing an allocation of merger transaction costs and litigation expenses related to the proposed merger with WMS, which has since been terminated, and to a tender offer by Alliance which was subsequently terminated in connection with the execution of the Merger Agreement.

    SYSTEMS


    Systems' revenues for the year ended December 31, 1995 were $20.7 million, a 55% increase compared to 1994. This increase is directly attributable to the increased number of GMUs sold to both new casinos and to existing customers which expanded their casinos, upgraded their current systems due to new products, or replaced existing systems. In 1995 Systems sold approximately
22,000 GMUs compared to 13,000 in 1994. During 1995, Systems products were installed in 9 new locations and as of December 31, 1995, Systems had 50 installations on-line. The average price of a GMU sold during 1995 decreased by 1.5% from the 1994 average price.


    Systems' operating income was $5.2 million in 1995 compared to $2.6 million in 1994, a 100% increase. This increase resulted from increased GMUs sold, partially offset by lower gross margins, higher selling, general and administrative expenses and a higher provision for doubtful receivables. Gross margin was 65% in 1995 compared to 68% in 1994. This decrease results from the decrease in the average selling price of a GMU during 1995, higher product costs and a provision for product upgrades. Selling, general and administrative expenses increased by $0.9 million in 1995 principally as a result of higher compensation costs to support the business and higher facility costs for the 1995 year as 1994 was only impacted for six months by the higher costs resulting from Systems occupying its new facility in July 1994. The provision for doubtful accounts of $1.1 million in 1995 was primarily attributable to one riverboat customer.

    CONSOLIDATED

    Revenues for the year ended December 31, 1995 were $249.3 million, net of eliminations, compared to $236.2 million in 1994, an increase of 6%. This increase is due to the aforementioned increase at Wulff and Systems partially offset by the aforementioned decrease in Gaming's revenues.

    BGII had operating income of $8.4 million for 1995 compared to $13.4 million in the 1994 period. The decrease in operating results of $5.0 million was caused principally by the unusual charges recorded in 1995 along with the aforementioned decrease in Wulff and Gaming's operating results partially offset by the aforementioned increase in operating income at Systems.

    Interest expense was $6.9 million in 1995 compared to $6.8 million in 1994.

    The net loss for 1995 was $3.4 million or $0.31 per share compared to net income of $3.8 million or $0.35 per share in 1994. This decline in net income resulted from the after tax effect of $5.3 million in unusual charges and an increase in the effective income tax rate primarily due to the aforementioned higher effective tax rate in Germany in 1995.

  YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

    WULFF

    Wulff's revenues for the year ended December 31, 1994 were $111.1 million compared to $112.6 million in 1993, a decrease of $1.5 million (1%). New wall machine unit sales of Wulff's products increased approximately 4% in 1994. Additionally, the average selling price for new wall machine units sold increased approximately 10% due principally to popular models introduced by Wulff in the latter part of 1994. Revenues from the distribution of recreational and amusement machines, new wall machines manufactured by third parties, used wall machines and other revenues decreased approximately 17% in the 1994 period due in part to depressed economic conditions in Germany and increased competition in the lower margin recreational and amusement sales markets. Currency translation rate adjustments of Wulff's revenues into U.S. dollars increased revenues by $2.3 million in the 1994 period due to fluctuations in the German mark versus the U.S. dollar.

    Wulff's operating income was $9.2 million for 1994 compared to operating income of $9.7 million in the 1993 period. The $0.5 million decrease in 1994 as compared to 1993 was caused principally by the aforementioned decrease in revenues and a $1.4 million increase in the provision for bad debts, offset, in part, by a slight improvement in Wulff's gross margin as a percentage of total revenues and a decrease in selling, general and administrative expenses of approximately 3%. The increase in Wulff's provision for bad debts was caused by an increase in Wulff's accounts and notes receivable balances in the 1994 period as well as the general impact of depressed economic conditions on some of Wulff's customers.

    GAMING

    Gaming's revenues for the year ended December 31, 1994 were $117.8 million compared to $48.5 million in 1993, an increase of $69.3 million (143%). New gaming machines sold increased to 21,625 units in 1994 from 10,156 units in 1993, an increase of 112%. The introduction of Gaming's S5500 ProSeries-TM- line of slot machines and its new Game Maker-Registered Trademark-, a multi-game touch screen machine, in the second half of 1993 and 1994, respectively, as well as the proliferation of legalized gaming in riverboat markets, contributed to this increase of units sold. The average price of gaming machines sold increased 18% in 1994 due to additional features, such as the embedded bill acceptor, in the new machines and fewer sales through distributors in 1994. Aggregate revenues from new machines increased to $106.6 million in 1994 from $41.7 million in 1993. Revenues from other sources, including interest income, increased $4.4 million from $6.8 million in 1993 to $11.2 million in 1994, primarily due to increased sales of used units and machine accessories.

    Gaming's operating income was $1.6 million for 1994 compared to an operating loss of $31.7 million in the 1993 period, an improvement of $33.3 million. The 1993 operating loss includes $12.5 million of unusual charges principally relating to the writedown of inventories originally intended for the Louisiana VLT market and provisions for bad debts relating to Gaming's former distributor in Louisiana. The improvement in operating results was principally due to the aforementioned increase in revenues, higher gross margins realized from increased absorption of manufacturing overhead costs coupled with lower costs of materials, offset, in part, by higher selling, general and administrative costs as well as higher bad debt provisions and interest costs.

    Cost of sales as a percentage of Gaming's total revenues, was 73% in 1994 compared to 87% in 1993, excluding an inventory valuation adjustment in 1993 of $6.2 million (13% of 1993 total revenues). The lower cost of sales is due to increased absorption of overhead manufacturing expenses attributable to increased production in 1994 as compared to 1993 and lower costs of materials attributed to ongoing redesign of products and volume discounts from suppliers.

    Selling, general and administrative expenses increased to $25.9 million in 1994 compared to $23.4 million in 1993, an increase of 11%. The $2.5 million increase was caused principally by increased staffing levels in the sales departments and sales related costs associated with the aforementioned sales volume increase in 1994 compared to 1993. Bad debt expense provisions increased to $3.6 million in 1994 from $3.2 million in 1993, excluding a $5.1 million increase in the provision in 1993 primarily relating to Gaming's former distributor of VLT devices in Louisiana. This $0.4 million increase (13%) resulted from increased sales volume in the 1994 period.

    SYSTEMS

    Systems' revenues for the year ended December 31, 1994 were $13.4 million compared to $12.0 million in the comparable 1993 period, an increase of $1.4 million (12%). Continued growth in casino emerging markets, particularly with casinos on Indian lands and on riverboats, contributed to an increase in the demand for gaming monitoring systems and the increase in Systems' revenues.

    Systems' operating income was $2.6 million for the year ended December 31, 1994 compared to $4.0 million during the twelve months ended December 31, 1993. This decrease in operating income of $1.4 million was caused primarily by slightly lower gross profit margins as a percentage of revenues, higher selling, general and administrative costs and a higher provision for bad debts offset, in part, by the aforementioned increase in revenues. Selling, general and administrative expenses increased $1.1 million due to higher sales levels, increased staffing levels and increased facility costs. The provision for bad debts increased $0.8 million due to the increase in revenues and higher accounts receivable balances outstanding during the period.

    CONSOLIDATED

    Revenues for the year ended December 31, 1994 were $236.2 million, net of eliminations, compared to $168.7 million in 1993, an increase of 40%. This increase is due to the aforementioned increase at Gaming and Systems partially offset by the aforementioned decrease in Wulff's revenues.

    BGII had operating income of $13.4 million for 1994 compared to an operating loss of $18.5 million in the 1993 period. The improvement in operating results of $31.9 million was caused principally by the aforementioned improvement in Gaming's operating results partially offset by the aforementioned decline in operating income at Systems and Wulff.


    Interest expense was $6.8 million in 1994 compared to $4.4 million in 1993. This increase was caused by higher borrowings outstanding and higher interest rates in 1994.


    BGII's effective tax rate in 1994 and 1993 differs from the U.S. statutory rate of 34% principally due to the lack of tax benefits available for operating losses generated in the U.S.

  IMPACT OF INFLATION AND FOREIGN CURRENCY TRANSLATION


    Inflation has not had a significant effect on Alliance's operations for the three years ended June 30, 1995 or the nine-month period ended March 31, 1996, or BGII's operations during the three years ended December 31, 1995 or the three-month period ended March 31, 1996.


    Substantially all of Wulff's transactions are denominated in Deutsche Marks. The Deutsche Mark is the functional currency used by BGII to translate Wulff's financial statements. Therefore, BGII is exposed to foreign exchange rate risk. BGII does not generally enter into foreign exchange contracts to hedge its exposure to foreign exchange rate fluctuations.

                                    BUSINESS

OVERVIEW

    Alliance is a diversified gaming company that currently operates approximately 6,000 electronic gaming machines (primarily video poker devices and slot machines) and also owns and operates a small casino in each of Vicksburg, Mississippi and Sparks/Reno, Nevada. Alliance is the largest gaming machine management operator in Nevada and is the exclusive operator of video poker devices at the only racetrack and ten associated OTBs in the greater New Orleans area.

    As part of its long-term growth strategy, Alliance entered into the Merger Agreement on October 18, 1995 with BGII pursuant to which BGII will become a wholly-owned subsidiary of Alliance. BGII, through subsidiaries in the United States and Germany, is a leading designer, manufacturer and distributor of electronic gaming machines. BGII also designs, assembles and sells computerized monitoring systems for slot and video gaming machines which provide casino operators with on-line real time player tracking, security and maintenance capabilities.

    BGII is currently the second largest manufacturer of casino-style electronic gaming machines in North America and since 1993 has made significant inroads in recapturing a portion of its once dominant market share of the late 1970s. Although BGII sells gaming devices to most of the major participants in the United States casino industry, the Company hopes to continue to increase its penetration in such casinos by capitalizing on Alliance's and BGII's management's relationships within the gaming industry to enable the Company to demonstrate the performance capabilities of its current products.

    Alliance believes that the Merger represents an opportunity to acquire an established company with a well-recognized presence in the gaming industry and a significant base of assets and experience. Management estimates that the installed base of casino-style electronic gaming machines (for these purposes, primarily slot and video machines) is approximately 650,000 units, of which approximately 50% are located in North America, and that annual sales in North America have grown from approximately 30,000 units in 1991 to approximately 89,000 units in 1995, reflecting a period of exceptional growth in the number and size of casinos in North America. Historically, growth in the gaming machine market has been principally fueled by sales to new casinos and to a lesser degree by replacement of machines (which have an average replacement cycle of three to seven years) and the application of new technology. In the future, management believes that annual sales growth resulting from replacement requirements and the application of new technology should outpace growth in demand generated by new casino openings, which growth rate is expected to decline. Management believes that the Merger provides Alliance with an avenue for entering a business historically characterized by effective barriers to entry in that the BGII assets being acquired are difficult to replicate and require significant time and investment to develop successfully.

BUSINESS STRATEGY

    The Company's strategic objective is to build a pre-eminent gaming entertainment company to capitalize on what management believes to be gaming's continuing growth within the entertainment industry. In addition to continuing the development of the Company's existing business units, the Company's strategic focus will be on the Gaming and Systems business unit, key elements of which include:


    CAPITALIZE ON BGII'S CURRENT SALES MOMENTUM. Since 1993, BGII's management has initiated steps to increase its share of gaming machine sales in traditional markets and capture increased gaming machine market share in new and emerging jurisdictions. In the mid-1980s, BGII management's slow response to rapidly evolving technology, new competitors and changing customer preferences contributed to a significant reduction in Gaming's market position. Hans Kloss, who became President of BGII in 1993, and other members of the current BGII senior management, have led BGII's efforts to rebuild its market position, and have effectively increased its presence in major casinos in the Las Vegas market, including Caesars Palace and the MGM Grand. As part of its long-term growth strategy, Gaming has increased its research and development efforts, focusing on upgrading its gaming machine product line, and has increased its sales and marketing efforts. For example, Gaming introduced its ProSeries-TM-reel-type slot machines during the third quarter of 1993 and its multi-game touch screen machine, the Game Maker-Registered Trademark- during the third quarter of 1994, which have contributed significantly to an increase in unit sales which have approximately doubled the level of unit sales in 1993. See "Gaming Machine Manufacturing and Systems--Gaming--Products."



    DEVELOP AND MARKET PREMIER GAMING ENTERTAINMENT PRODUCTS EMPLOYING NEW TECHNOLOGY. The Company intends to continue to develop, market and sell premier gaming entertainment products and systems that employ available information technology currently in common use in other segments of the entertainment industry, but not yet prevalent in the gaming industry. The Company believes that technological enhancements are the key to improving the appeal of its games and locations. To implement this strategy, the Company will draw upon the resources of Dr. Craig Fields, Vice Chairman of the Board, who has over 20 years of experience with advanced information technology from his work with several leading companies and government agencies. Alliance has developed and is currently marketing a next-generation computerized product called "Gambler's Bonus," a cardless slot players' club and player tracking system for use in its gaming machine management operations which will allow multiple locations to be linked together into a distributed gaming environment. Management believes that "Gambler's Bonus" offers a wider variety of gaming choices to players than any other gaming device currently available for use in route locations. Additionally, BGII is in the process of developing an innovative form of cashless wagering that uses bar-coded coupons which can be read by bill validators in slot machines with the resulting information being transmitted to a computerized monitoring system, subject to testing and regulatory approval. In addition, both BGII and Alliance have developed electronic gaming machines with bill acceptor and ticket printer features, as well as touch screen and multi-game capabilities.



    ENHANCE OPERATING EFFICIENCIES AND IMPROVE THE QUALITY OF THE COMPANY'S PRODUCTS AND SERVICES. The Company is taking a number of steps in different business units to improve its operating efficiencies while at the same time improving the quality of its products and services, including (i) engineering improvements in its gaming machine manufacturing operations and reducing per unit costs by increasing production throughput and negotiating decreases in materials costs; (ii) continuing to improve Wulff's manufacturing efficiency and productivity through the use of computer-aided design systems, automated production equipment and devotion of substantial resources to product quality control in its wall machine operations; (iii) expanding the installed base of electronic gaming machines equipped with Gambler's Bonus, and updated bill-acceptor devices throughout its Nevada gaming machine management operations, which is expected to improve Alliance's revenues and operating efficiencies; (iv) initiating improved customer service programs and increasing employee responsiveness to customers' needs for after-sale services; and (v) eliminating duplicative executive, insurance, rent, outside professional services and other administrative costs. Management will continue to seek cost reductions and efficiencies.


    CAPITALIZE ON RELATIONSHIPS AND ENTER INTO ALLIANCES WITH TECHNOLOGY AND ENTERTAINMENT COMPANIES. Management's focus on technological developments in gaming entertainment has created the potential for alliances with other technology-oriented companies for the purpose of sharing information or professional services in developing product concepts. The Company intends to continue to develop or license technology which can be integrated into various aspects of the gaming entertainment industry in the future. In addition, the Company intends to make strategic acquisitions of rights to use proprietary technology when attractive opportunities arise. There can be no assurance, however, that any such alliances or acquisitions will be available to the Company or will result in sustained beneficial results to the Company.

BUSINESS UNITS


    Following the Merger, the Company will operate through four business  units:
(i) gaming machine management operations, (ii) casino operations, (iii) German operations (consisting of the manufacture and distribution of wall-mounted gaming machines and distribution of other recreational and amusement machines) and (iv) casino-style electronic gaming machine manufacturing and systems operations.

GAMING MACHINE MANUFACTURING AND SYSTEMS OPERATIONS


  INDUSTRY OVERVIEW

    Gaming's primary markets for its gaming machine products are the United States and Europe and, to a lesser extent, Canada, the Far East, Latin America and the Caribbean. The following table sets forth the percentage of Gaming's new unit sales by market segment during the periods shown:


                                                                             PERCENTAGE OF NEW UNITS SOLD
                                                                         -------------------------------------
                                                                                YEAR ENDED DECEMBER 31,
                                                                         -------------------------------------
                   NEW UNIT SALES BY MARKET SEGMENT                         1993         1994         1995
                                                                            -----        -----        -----
Nevada and Atlantic City...............................................          27%          34%          42%
International..........................................................          27           21           30
Riverboats.............................................................          31           31           12
Indian Gaming..........................................................          12           13           14
Other (principally VLTs)...............................................           3            1            2
                                                                                ---          ---          ---
                                                                                100%         100%         100%
                                                                                ---          ---          ---
                                                                                ---          ---          ---


    UNITED STATES MARKETS. Within the United States, Nevada represents the largest installed base of gaming machines with an installed base of approximately 185,000 machines as of December 31, 1995. Atlantic City is the second largest market which management estimates had an installed base of approximately 30,000 machines as of December 31, 1995. Product sales in these markets are primarily to established casino customers to either replace existing machines or as part of an expansion or refurbishment of the casino. Also, because gaming machine revenues have increased at a higher rate than table game revenues over the past decade, casino operators have frequently increased floor space dedicated to gaming machines. In addition, major casino openings in Nevada, expansions of existing casinos and the proliferation of casinos in emerging markets have created additional floor space available for new machines and are anticipated to further increase competitive pressures on casino operators to replace existing equipment with new machines on an accelerated basis.

    Riverboat casinos began operating in 1991 and, as of December 31, 1995, riverboat casinos were operating in Indiana, Iowa, Illinois, Mississippi, Missouri and Louisiana. The estimated installed base of gaming machines on riverboats is approximately 61,000 machines as of December 31, 1995.

    Casino-style gaming continues to expand on North American Indian lands. Indian gaming is regulated under the Indian Gaming Regulatory Act of 1988 which permits specific types of gaming. Gaming's machines are placed only with Indian gaming operators who have negotiated a compact with the state and received approval by the U.S. Department of the Interior. Gaming has, either directly or through its distributors, sold machines for casinos on Indian lands in Arizona, Connecticut, Iowa, Michigan, Minnesota, Mississippi, Montana, New Mexico, North Dakota, South Dakota and Wisconsin. Compacts have also been approved in Oregon, Colorado and Louisiana, although Gaming made no deliveries in these jurisdictions during 1995. In addition to the approved states, compacts are under consideration in several states, including Alabama, California, Maine, Massachusetts, Rhode Island, Texas and Washington. The installed base of all Indian gaming machines as of December 31, 1995 was approximately 52,000 units.

    In addition, there are currently casinos in Colorado and South Dakota. The estimated installed base of machines in these markets as of December 31, 1995 was approximately 13,000 machines.

    The continued growth of domestic emerging markets for gaming machines is contingent upon the public's acceptance of these markets and an ongoing regulatory approval process by Federal, state and local governmental authorities. Management cannot predict which new jurisdictions or markets, if any, will approve the operation of gaming machines, the timing of any such approval or the level of Gaming's participation in any such new markets.

    INTERNATIONAL MARKETS. In addition to the domestic markets, the gaming industry is also expanding in international markets. Gaming's primary
international  market  is  Europe,   and  to  a   lesser  extent,  Canada,   the

Far East, Latin America and the Caribbean. Gaming has begun, and plans to continue, expansion into the Australian market, and in 1995, BGII established an office in Sydney, Australia. No new machines have yet been sold into Australia.

    The percentage of Gaming's international revenues by geographic area for the periods indicated are set forth below:


                                                                                PERCENTAGE OF REVENUE
                                                                           -------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                                           -------------------------------
                                                                             1993       1994       1995
                                                                           ---------  ---------  ---------
Europe (including sales to GmbH).........................................       69.2%      55.6%      51.4%
Canada...................................................................       12.7       16.6       21.6
Latin America............................................................       16.3       20.5       19.7
Far East.................................................................        1.8        4.4        4.0
Other....................................................................     --            2.9        3.3
                                                                           ---------  ---------  ---------
                                                                               100.0%     100.0%     100.0%
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------


    MARKETS FOR SYSTEMS. Systems' primary markets for its computerized monitoring systems are the United States and, to a lesser extent, Canada, New Zealand, Latin America, Europe, and the Caribbean. Markets for Systems within the United States include traditional land-based casinos predominately in Nevada and Atlantic City, New Jersey, Indian gaming and riverboats. Domestically, the market for monitoring systems is divided equally between selling to new installations and to existing customers who are either expanding their casino floors or are upgrading their hardware to a new product release. Unlike the United States, where most jurisdictions require the implementation of systems, there have been few international markets to do so. Management believes, however, that the international market for such systems is increasing, and that Systems' sales to such markets will increase accordingly.

  GAMING

    PRODUCTS. Gaming designs, manufactures and distributes a variety of electronic slot and video gaming machines. Machines are differentiated from one another by graphic design and theme, cabinet style and size, payout, reel-type design and minimum/maximum betting amount. Slot machines are normally produced to specific order, with design and configuration customized to a customer's particular requirements. Customers may also change from one gaming model to another gaming model by ordering a "conversion kit" which consists of artwork, reel strips and a computer chip. Gaming's video gaming machines are designed to simulate various live card games and keno through a video display. New games and themes are introduced periodically in order to satisfy customer demand and to compete with product designs introduced by competitors. Gaming introduced its "ProSeries-TM-" reel-type slot machines during the third quarter of 1993 and its multi-game touch screen machine, the Game Maker-Registered Trademark-, during the third quarter of 1994.

    The Game Maker-Registered Trademark- can offer up to 10 different video games within one gaming device. Various games can be selected from a game library that has over 200 games. The games simulate various card games, keno and popular reel-spinning games. The Game Maker-Registered Trademark- machines contain bill acceptors and many other features believed to be popular with casinos and their customers. The Game Maker-Registered Trademark- machines are available in upright, bar top and slant top cabinets. Based on Gaming's sales of this product to date, management believes that Gaming is currently more competitive than in the past in the video gaming device market. Revenues from sales of Game Maker-Registered Trademark- machines were approximately $0.1 million, $6.7 million and $27.4 million during 1993, 1994 and 1995, respectively.

    The ProSeries-TM- was the result of a comprehensive product development effort which began in 1991. The development process included extensive testing of the new products in-house and on casino floors for reliability and player appeal. Based on Gaming's sales of the ProSeries-TM- products to date, management believes that the ProSeries-TM- has been the catalyst to allow Gaming to increase market share in traditional and emerging markets for gaming machines as the product becomes accepted by casino customers. Revenues from sales of ProSeries-TM- machines were approximately $19.3 million, $86.2 million and $57.1 million during 1993, 1994 and 1995, respectively.

    Gaming typically offers a 90-day labor and up to a one-year parts warranty for new gaming machines sold and is actively involved in customer service after the original installation. Gaming provides several after-sale, value-added services to its customers including customer education programs, a 24-hour customer service hot-line, and field service support programs and spare parts programs.

    In addition, Gaming sells and services used gaming machines and sells parts for existing machines. Sales of used gaming machines increased for 1995 as management implemented a policy to reduce inventory levels. Sales of used equipment were $2.7 million, $4.2 million and $9.2 million for the years ended December 31, 1993, 1994 and 1995, respectively.

    The following table sets forth the percentages of Gaming's revenues provided by each of its major product lines during the periods shown:


                                                                           PERCENTAGE OF REVENUES
                                                                    -------------------------------------
                                                                           YEAR ENDED DECEMBER 31,
                                                                    -------------------------------------
                                                                       1993         1994         1995
                                                                    -----------  -----------  -----------
Slot machines.....................................................       67.0%        74.2%        52.8%
Video gaming machines.............................................       18.9         16.3         31.0
Other (primarily used machines, parts and services)...............       14.1          9.5         16.2
                                                                        -----        -----        -----
                                                                        100.0%       100.0%       100.0%
                                                                        -----        -----        -----
                                                                        -----        -----        -----


    Gaming machines have a mechanical life that can exceed 10 years. However, in the established markets, Gaming's experience is that casino operators usually replace gaming machines after three to seven years. The factors which result in replacement of gaming machines sooner than their mechanical life include technological advances, development of new games, new sound and visual features and changing preferences of casino patrons. Casinos typically recoup the purchase cost of their electronic gaming machines in a few months, which allows casinos to replace machines with new models that are popular with casino patrons.

    Gaming often accepts used machines as trade-ins toward the purchase of new gaming equipment. While a small secondary market exists in the United States, used machines are typically resold into the international market. While some used equipment is reconditioned for direct sale, much is sold in container lots on an "as is" condition through independent brokers.


    In the past, Gaming had designed, manufactured and distributed VLTs, which are generally operated by, or under the regulation of, state or provincial lottery commissions. The VLT business was less than 2% of revenues during 1993, 1994 and 1995. Gaming will pursue this business only on a selected basis in the future.


    PRODUCT DEVELOPMENT. The Company believes that technological enhancements are the key to improving the appeal of its electronic gaming machines. Most gaming machines on casino floors today are driven by technology which was developed over 20 years ago. The Company believes that accelerating the use of existing computer technology will give its gaming machines and systems a competitive advantage in the gaming industry.

    Gaming develops its products for both the domestic and international market. Gaming's product development process is divided into two areas, hardware and software. Major areas of hardware development include cabinet style, electronic capability, machine handle, coin hopper and bill acceptor. Hardware development efforts are focused upon player appeal, product reliability and ease of maintenance. Development cycles for hardware can range from a few days for simple enhancements to more than a year for new electronics or new mechanical packages.

    The software development process for new games, which includes graphics development, involves a continuous effort requiring relatively significant human resource allocations. Creativity in software development is an important element in product differentiation as the major manufacturers sometimes use similar hardware technology. Ideas for new models are generated both internally and from customers. Gaming can design the software and artwork for a new model in as little as two weeks, excluding regulatory approval. All new or modified hardware and software is designed to satisfy all applicable testing standards and must

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
receive the approval of the appropriate gaming regulatory agency based substantially on satisfying such applicable testing standards before such gaming product can be offered for play to the public. Most gaming jurisdictions rely upon and accept the certification of selected independent laboratories that a gaming product meets the applicable testing standards.

    Regulatory approval for new or modified hardware and software changes takes from 30 days to three months or more. On an annual basis, Gaming expects to introduce approximately 25 new games to the market. However, no assurance can be made with respect to the rate of new model introductions.

    During 1993, 1994 and 1995, Gaming spent $3.0 million, $3.5 million, and $3.7 million, respectively, on product research and development.

    SALES AND MARKETING. Gaming uses a direct sales force, an independent distributor network and GmbH to sell its products. Gaming's sales staff of approximately 20, which operates offices in Nevada, New Jersey, Mississippi, Illinois and Florida, generated approximately 84% of new machine sales over the past three years. Gaming currently uses distributors for sales to certain specific markets in the United States as well as certain European jurisdictions. Gaming's agreements with distributors do not specify minimum purchases but generally provide that Gaming may terminate such agreements if certain performance standards are not met. Approximately 8% of new gaming machine unit sales over the past three years have been generated through independent distributors (including foreign distributors) and 8% have been generated through GmbH.

    In addition to offering an expansive product line, Gaming provides customized services in response to specific casino requests. These services include high quality silkscreen printing of gaming machine glass, customized game development and interior design services. Gaming also offers customized design services that utilize computer aided design and studio software programs. Gaming's design department can generate a casino floor layout and can create a proposed slot mix for its customers. In many of the emerging markets, Gaming provides assistance to customers including the selection of related equipment such as slot stands, chairs, etc. and a recommended layout of the casino floor as well as a mix of machine models. Sales to established casinos in Nevada normally require completion of a successful trial period for the machines in the casino.

    Approximately 75% of Gaming's slot and video gaming machine sales are on terms of 90 days or less. Approximately 25% of Gaming's sales, primarily in certain emerging markets such as riverboat and Indian gaming casinos, are financed over extended periods as long as 36 months and bear interest at rates ranging from 8% to 14%. International sales are generally consummated on a cash basis or financed over a period of one year or less. In addition, in certain situations, Gaming has participated in the financing of other gaming related equipment manufactured by third parties in the emerging markets. Management believes that financing of customer sales has become an increasingly important factor in certain emerging markets. See "--Competition."

    CUSTOMERS. The demand for slot machines and video gaming machines varies depending on new construction and renovation of casinos and other facilities with needs for new equipment. Since machines are not replaced each year, many current customers will need only product maintenance in the near future. Growth will depend on Gaming's ability to obtain new customers and take advantage of the newly emerging markets. For the year ended December 31, 1995, Gaming's largest customer accounted for approximately 5% of Gaming's sales while Gaming's ten largest customers, excluding GmbH, accounted for approximately 25% of Gaming's revenues. During that period, sales to GmbH accounted for approximately 9% of Gaming's revenues.

    ASSEMBLY OPERATIONS. Gaming's Las Vegas facility was built in 1990 specifically for the design, manufacture and distribution of gaming equipment. The 150,000-square foot facility was designed to meet fluctuating product design demands and volume requirements, and management believes the facility enables Gaming to increase production without significant capital expenditures.

    Management believes that its assembly operations allow for rapid generation of different models to fill orders quickly and efficiently. Another major advantage of the existing plant operation is the system by which machines can be altered in many ways including the size, type and color of glass, sound and payoff patterns to produce a "customized" product for each customer. Gaming keeps an inventory of parts that allow machines to be altered quickly to conform with a particular customer's design/feature request. Gaming designs all of the major assemblies that are incorporated into the final machine configuration.

    COMPETITION. The market for gaming machines in North America is dominated by a single competitor, IGT. There are a number of other well established, well-financed and well-known companies producing machines that compete with each of Gaming's lines in each of Gaming's markets. The other major competitors are Universal Distributing of Nevada, Inc., Sigma Games, Inc., WMS and in the international marketplace, companies who market gaming machines under the brand names of Aristocrat, Atronic, Cirsa and Novomatic. In addition, certain technology-oriented companies, including CDS and Sega Enterprises Ltd., have recently announced their intention to enter the gaming machine business. Management believes that some of these competitors generally have greater capital resources than Gaming. Competition among gaming product manufacturers, particularly with respect to sales of gaming machines into new and emerging markets, is based on competitive customer pricing and financing terms, appeal to the player, quality of the product and having an extensive distribution and sales network.

    The future success of the Company, to a large extent, will be dependent upon the ability of Gaming to design, manufacture and market technologically sophisticated products that achieve high levels of player acceptance. The development of a successful new product or product design by a competitor could adversely affect sales of Gaming's products and force Gaming to respond quickly with its own competing products. In addition, management believes that customer financing terms have become an increasingly important competitive factor in certain emerging markets. Competitive conditions sometimes require Gaming to grant extended payment terms on gaming machines and other gaming equipment. While these financings are normally collateralized by such equipment, the resale value of the collateral in the event of a default may be less than the amount financed. Accordingly, Gaming will have greater exposure to the financial condition of its customers in emerging markets than has historically been the case in established markets like Nevada and Atlantic City. Also, because certain of Gaming's competitors generally have greater financial resources than Gaming, Gaming will need to rely on third party financing arrangements in order to compete in providing competitive financing to customers. See "--Sales and Marketing."

  SYSTEMS

    PRODUCTS. Systems designs, assembles, and sells a computerized monitoring system ("SDS 6000") for slot and video gaming machines which provide casino operators with on-line real time data relative to a machine's accounting, security, and maintenance functions. The SDS 6000 also provides data to, and receives data from, other third party player tracking computer and software applications allowing casinos to track their players to establish and compile individual player profitability and other demographic information. SDS 6000 is comprised primarily of (1) hardware consisting of microcontroller based printed circuit boards which are installed within the slot and video machines as well as card reader displays and keypads which provide casinos the ability to track player gaming activity and to monitor access to slot and video machines by the casino's employees, (2) application software developed by Systems which provides access to the slot machine's activity data gathered by the microcontroller hardware, and (3) third party mini-computers on which the application software resides. Systems also provides software and hardware support services, including maintenance, repair and training for purchasers of its monitoring systems.

    PRODUCT DEVELOPMENT. Systems' product development is divided into two areas, hardware and software. The major areas of hardware development include microcontroller circuit board design and programming as well as user interface devices such as card readers, keypads and displays. Hardware development efforts are focused upon the casino operator in terms of functionality, product reliability and ease of maintenance and customer appeal in terms of appearance and ease of use. Development cycles for hardware can vary between a few months for minor revisions to more than a year for major design changes or for changes made by various slot manufacturers with which Systems' product must communicate and be physically integrated. Software development results in (1) periodic product releases that include new features which extend and enhance the SDS 6000 product, (2) periodic maintenance releases which enable casino operators to correct problems or improve the usability of the system and (3) documentation needed to install and use the system.

    In 1995, the hardware and software groups from Systems, as well as engineers from Gaming, coordinated efforts to develop a form of cashless wagering that uses bar-coded coupons which can be read by the bill validators in Gaming's slot machines which are connected to an SDS 6000 system. Testing and regulatory approval is being pursued by Systems in anticipation of a 1996 release to casino operators. In 1996, Systems and Gaming development groups will continue to direct development efforts towards other forms of cashless wagering for use on Gaming's slot machines and the SDS 6000 system.

    During 1993, 1994 and 1995, Systems spent $1.4 million, $1.7 million and $1.9 million, respectively on product research and development.

    SALES AND MARKETING. Systems has a direct sales force which produces the majority of its sales. Gaming's sales force and Gaming's independent distributor network produce the balance of Systems' sales, primarily in situations where customers are making slot machine and computerized slot monitoring system purchase decisions at the same time. Worldwide, Systems has approximately 60,000 GMUs installed, or in the process of being installed, of which approximately 53,000 are in the United States. Over the past three years, Systems' own sales force has generated approximately 78% of its sales.

    Systems offers its customers the option of signing separate hardware and software maintenance agreements at the time of sale. These agreements are for periods of one year and automatically renew unless otherwise canceled in writing by the customer or Systems. After an initial warranty period, typically 90 days, the customer is invoiced a monthly hardware and software maintenance fee which provides essentially for repair and/or replacement of malfunctioning hardware and software, software version upgrades, and on-call support for software.


    Systems offers limited financing terms, normally less than one year, for sales to new installations. Most sales, however, are invoiced on a net 30 day basis.


    CUSTOMERS. The demand for computerized slot monitoring systems is driven either by regulatory requirements in a given jurisdiction and/or by a casino operator's competitive need to properly track their players' activity and establish and compile individual player profitability and other demographic information, all of which is of particular importance to casinos in developing marketing strategies. Systems' revenues are derived equally from selling to new installations as well as to existing customers who are either expanding their casino floors or are upgrading their hardware to a new product release. For the year ended December 31, 1995, Systems' ten largest customers (which includes certain multi-site casino operators that have corporate agreements with Systems) accounted for approximately 92% of Systems' revenues. Due to the high initial costs of installing a computerized monitoring system, customers for such systems generally have tended not to change suppliers once they have installed such a system. Future growth will be based on further expansion in the established and emerging markets as well as continued development efforts by Systems to provide customers with new and innovative hardware and software product offerings.


    COMPETITION. Although there are numerous companies providing computerized slot monitoring systems to casino operators, the competition currently consists of IGT, CDS, and to a lesser extent, Gaming Systems International and Acres Gaming. Competition is keen in this market due to the number of providers and the limited number of casinos and the jurisdictions in which they operate. Pricing, product feature and function, accuracy, and reliability are all main factors in determining a provider's success in selling its system. Systems believes the future success of its operations will be determined by its ability to bring new and innovative products to the market place and at the same time maintain a base of loyal existing customers.


GERMAN OPERATIONS

  INDUSTRY OVERVIEW

    Management believes that the German amusement game industry, a historically stable market, consists of approximately 200,000 wall machine units and 50,000 token machine units. German regulations require the replacement of wall machines after a period of up to four years, ensuring replacement sales in Germany. As a result, the annual market sales are approximately 50,000 units with fluctuations resulting primarily from economic conditions and regulatory changes. In May 1993, the maximum initial coin drop in wall machines was increased from 30 pfennigs to 40 pfennigs. This regulatory change caused some customers to defer purchases prior to this regulatory proposal pending its outcome. During mid-1994, the German government effected a tax law revision based on a European Court ruling, whereby V.A.T. charged to the operators of wall machines was significantly reduced. Management believes this tax law revision, offset in part by increased leisure taxes, caused the aggregate new wall machine unit sales to increase to approximately 47,000 units in 1994. Effective January 1, 1996, a regulatory change took effect requiring all arcade operators to have at least 15 square meters of space for each wall machine and a maximum of 10 machines per arcade. Starting in mid-1995, arcade operators began removing wall machines from their arcades to meet the requirements of this new regulation. Despite this adverse impact, the demand for new wall machines remained at approximately 47,000 units in 1995. All wall machines manufactured since 1992 have meters that monitor the amount inserted by players and paid out by the machine; from the end of 1996 on, all wall machines in use are required to have such meters, which management believes should lead to an increase in demand for new, metered wall machines in the latter half of 1996. See "--Operations of Wulff--Products," "Management's Discussion and Analysis of Financial Condition and Results of Operations--BGII Results of Operations" and "Gaming Regulation and Licensing--Germany."


    One of the most important markets for wall machines in Germany is the arcade market. A significant number of arcades are owned by competitors of Wulff who are able to introduce their own machines into the arcades and generally do not purchase wall machines from Wulff. Wulff's two largest competitors, NSM, AG and Gauselmann, AG, own arcades containing approximately 15% of the wall machines in Germany. Management believes Wulff's share of the installed base of German wall machines market was approximately one-quarter of the market for each of the last three years. On an ongoing basis, the German legislative authorities regulate and monitor the wall machine industry so as to ensure certain manufacturing standards and the fairness of each machine to users. The most significant legislation presently affecting the wall machine industry relates to prescribed licensing procedures, the use, installation and operation of wall machines and the taxation of wall machines. There have been no recent material changes in these ongoing legislative regulations. See "Risk Factors--Operating History--Recent Losses" and "Gaming Regulation and Licensing--Germany."

    Token machines, unlike wall machines, are not designed to pay off money. Instead, a player wins games or tokens. Therefore, the strict German licensing requirements governing wall machines are not currently applied to token machines, although it cannot be ruled out that this may change in the future due to legislative changes or changes in administrative practice. Furthermore, management believes that the token machine market has reached its potential and that sales will decline because token machines are not subject to the four-year operation limit set by German regulations. See "Gaming Regulation and Licensing-- Germany."

  OPERATIONS OF WULFF


    PRODUCTS. Wulff's manufacturing operations were founded in Berlin in 1950 and sold to BEC in 1972. Wulff produces and distributes a variety of models of wall machines, under the trade name "Bally Wulff", for operation in arcades, hotels, restaurants and taverns primarily in Germany. These wall machines are coin-operated, armless gaming devices similar to slot machines that award winnings for matching numbers or symbols on three to five wheels or drums and differ primarily in appearance, graphic design, theme, pay-table and customer appeal. Each game costs up to 40 pfennigs (approximately $0.28, assuming an exchange rate of $1.00=DM 1.43 as of December 31, 1995 hereinafter) to play, although the player may deposit larger amounts to provide continuous play but not to increase payoffs. German regulations limit the maximum payout to ten times the player's stake (DM 4.00 or approximately $2.80 per game). Current models of wall machines provide the player the opportunity to win 100 special games on one play, which increases the potential amount that can be won on the minimum coin drop. German regulations require a minimum payback of 60% for wall machines, although many machines are generally programmed to pay back at higher rates to encourage play. Effective January 1, 1997, all wall machines in use must have meters that monitor the amount inserted by players and paid out by the machine. See "Gaming Regulation and Licensing-- Germany."

    In addition to manufacturing wall machines, Wulff distributes wall machines and other recreational and amusement coin-operated machines manufactured by third parties to provide a more extensive line of products to its customers. These machines include pool tables, dart games, pinball machines, jukeboxes and arcade games and are distributed primarily for use in arcades, restaurants, hotels and taverns. One of BGII's indirect subsidiaries, GmbH distributes traditional slot machines, manufactured primarily by Gaming, principally to customers in Europe, Russia and, through its branch office in Johannesburg, South Africa, the African continent. The following table sets forth the percentage of Wulff's revenues by product line during the periods shown:


                                                                                PERCENTAGE OF REVENUE
                                                                           -------------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                                           -------------------------------
                                                                             1993       1994       1995
                                                                           ---------  ---------  ---------
Wall machines manufactured by Wulff......................................       42.8%      50.8%      37.5%
Recreational and amusement machines and third party wall machines
 distributed.............................................................       36.4       20.0       22.3
Slot machines distributed................................................        5.0        6.3       11.2
Other (primarily used machines, parts and services)......................       15.8       22.9       29.0
                                                                           ---------  ---------  ---------
                                                                               100.0%     100.0%     100.0%
                                                                           ---------  ---------  ---------
                                                                           ---------  ---------  ---------


    Wulff  also manufactures  token machines  for operation  in arcades, hotels,
restaurants   and   taverns   in    Germany.   See   "Gaming   Regulation    and
Licensing--Germany."


    PRODUCT DEVELOPMENT. Management believes that Wulff's wall machines are viewed as premium products because of their quality, dependability, ease of service and proven ability to attract players and generate revenue. Wulff designs its machines to appeal to each of the three categories of participants in the distribution process: Wulff's sales representatives and independent distributors, the owner/operators of the machines, and the players. The sales representatives and distributors require machines with broad appeal that are easy to demonstrate and sell. The owner/operators desire reasonably priced machines that are easy to collect from and service and that are proven revenue generators. The players prefer entertaining machines that are simple to play and have unique features.


    Wulff's management has formed design teams which are responsible for generating ideas for creative new machines. These teams are comprised of representatives of each department involved in the production and distribution of machines, such as art design, engineering, manufacturing, marketing and sales. The design teams meet for three days each calendar quarter at a site away from Wulff's headquarters. The teams analyze machines currently being marketed by Wulff and its competitors to assess their strengths and weaknesses and then suggest ideas for new machines. These ideas are reviewed to determine which machines should be produced on a trial basis. Wulff typically pursues 15 to 20 projects at any given time, and approximately 12 to 15 machines are submitted for licensing each year. These new machines are built in limited quantities and then test marketed for three to six months. Generally, less than one-half of the new machines tested are put into full scale production. Management believes this process of generating new ideas and then turning only a limited number of the ideas into machines which will reach the mass market is responsible for the high quality of Wulff's machines and their continued acceptance and success in the marketplace. Because the machines have a reputation for quality, Wulff is often able to produce and market a particular model for up to two years, which management believes, based upon its experience in the relevant marketplace and feedback from customers, exceeds the industry average.

    During 1993, 1994 and 1995, Wulff spent approximately $3.3 million, $3.5 million, and $3.6 million, respectively, on product research and development.

    SALES AND MARKETING. Wulff sells approximately 94% of its products through its own sales force of 56 people located in its 23 regional sales offices. Independent German distributors account for approximately 6% of sales. Approximately 97% of Wulff's sales of new wall machines are in the German market. The sales offices are operated as independent profit centers and are assigned geographic areas for which they are responsible for sales, servicing the machines and assisting in collecting customers' accounts receivable balances. GmbH maintains a sales office in Hanover for the distribution of traditional slot machines, principally in Europe, and has an office in Johannesburg, South Africa for the sale and distribution of traditional slot machines into the African continent.

    Wulff devotes substantial time, money and effort marketing and promoting its products. Wulff takes an active part in the annual Amusement Game Fair which is held each January in Frankfurt, Germany, at which Wulff introduces new products.


    The wall machines manufactured and sold by Wulff generally sell for prices ranging from DM 5,000 to DM 8,000 (approximately $3,493 to $5,590). A majority of machines distributed by Wulff are paid for in full within 90 days after the sale. Remaining sales of machines are financed by Wulff generally over a 12-month period, with interest rates of up to 12%. For this reason, Wulff establishes an internal credit rating and credit limit for each customer. Under Wulff's conditions of sale, title to a machine is retained by Wulff until the machine has been paid for in full. In addition, Wulff demands security. Currently, Wulff provides customer financing for approximately 20% of its sales, and management expects this practice to increase during the latter half of 1996. In approximately 60% of its sales, Wulff accepts wall machines and/or other recreational and amusement equipment as trade-ins toward the purchase of new machines. To the extent possible, the used machines are then resold.


    CUSTOMERS. Each of Wulff's top ten customers in 1994 has maintained its relationship with Wulff for over three years. For the fiscal year ended December 31, 1995, no single customer accounted for more than 3% of Wulff's sales, while Wulff's top ten customers accounted for approximately 10% of Wulff's sales.

    Wulff's customer base for wall machines may be divided into two categories which differ based on the preferences of their clientele. Arcade operators are generally interested in purchasing the newest products in the hopes that a new innovation will result in a high level of public demand to play the new "hot" product. Hotels, restaurants and taverns, on the other hand, are generally more inclined to purchase lower-priced existing models with proven earnings records to provide as an amenity to customers.

    ASSEMBLY OPERATIONS. Wulff's manufacturing process is primarily an assembly operation. Its manufacturing facility consists of a four-story, 100,000-square foot building in Berlin, Germany. Wulff purchases its key raw materials, sub-assemblies and fabricated parts from a variety of suppliers, and most parts are purchased from multiple suppliers. While there exists no formal long-term contract commitments to any single supplier, Wulff has placed certain standing orders with suppliers through 1996 to help assure the availability of specific quantities on an as-needed basis. These orders are cancelable by Wulff at any time without penalty. Most of the component parts are standard on all models of all Wulff's wall machines, which promotes easy conversion from the production of one model to another in response to customer demand. Except in connection with certain promotions, Wulff generally maintains low inventory levels of assembly parts, and the amount of work-in-process is generally less than the number of machines sold in one week.

    Because of its manufacturing structure, Wulff is capable of substantially increasing its wall machine output without significant capital expenditures. Wulff continues to improve its manufacturing efficiency and productivity through the use of computer-aided design systems, automated production equipment and devotion of substantial resources to product quality control.

    COMPETITION. Germany's wall machine manufacturing industry is dominated by Wulff and two of its competitors, NSM, AG and Gauselmann, AG. Management believes these three entities collectively account for more than 90% of the entire market. Wulff competes with many companies in the distribution of coin-operated amusement games, some of which are larger and have greater resources than Wulff. Wulff's two major competitors own and operate a significant number of arcades, which may give them a competitive advantage arising from a built-in market for their games and the ability to test market new games in their own arcades. Further, increased foreign competition in Germany may have an adverse impact on the Company's future wall machine revenues. Management believes that the primary competitive factors in the wall machine coin-operated amusement game market are the quality and depth of the product line, price and customer service which includes the ability to fill orders quickly and efficiently.



    Management believes that the market for token machines has expanded rapidly, from sales of approximately 3,900 units in 1993 to approximately 16,700 units in 1995. Management believes that token machines have in recent years competed directly with wall machines due to the lower prices and the popularity of the token machines. Furthermore, management believes that the token machine market may have reached its potential and that sales may decline because token machines are not subject to the four-year operation limit set by German regulations. Increased foreign competition in Germany may have an adverse impact on the Company's future wall machine revenues. See "Gaming Regulation and Licensing--Germany."


GAMING MACHINE MANAGEMENT OPERATIONS

  NEVADA OPERATIONS

    Alliance's Nevada gaming machine management operations involve the selection, ownership, installation, operation and maintenance of video poker devices, reel-type slot machines and other gaming machines in local establishments such as taverns, restaurants, supermarkets, drug stores and convenience stores operated by third parties ("local establishments"). Alliance's gaming machine management operations target local residents who generally frequent establishments close to their homes.

    The following table sets forth certain historical data concerning the Alliance's Nevada gaming machine management operations:


                                                                   AT JUNE 30,
                                              -----------------------------------------------------   AT MARCH 31,
                                                1991       1992       1993       1994       1995          1996
                                              ---------  ---------  ---------  ---------  ---------  ---------------
Number of electronic gaming machines
 owned......................................      5,240      5,505      5,121      5,148      5,208         5,357
Number of locations.........................        527        552        508        496        516           528


    Alliance enters into gaming machine management agreements with local establishments through either revenue-sharing arrangements or space lease arrangements. In revenue-sharing arrangements, most common with taverns, restaurants and convenience stores, Alliance does not pay rent, but rather receives a percentage of the revenues from the electronic gaming machines. In such arrangements, both the owner of the local establishment and Alliance must have a gaming license. In space lease arrangements, most common with supermarkets and drug stores, Alliance pays a fixed rental to the owner of the local establishment and Alliance receives all of the revenues derived from the gaming machines. In such arrangements, only Alliance (and not the establishment owner) is required to hold a gaming license. Most of the local establishments serviced by Alliance are restricted by law to operating no more than 15 gaming machines.


    Revenue-sharing arrangements accounted for approximately 80%, 86%, 86% and 86% of the Nevada gaming machine management revenues and 77%, 80%, 78% and 77% of its operating Nevada gaming machines in 1993, 1994 and fiscal 1995 and the nine-month period ended March 31, 1996, respectively. At March 31, 1996, the weighted average remaining term of Alliance's revenue-sharing arrangements was approximately 3.6 years. Space lease arrangements accounted for approximately 20%, 14%, 14% and 14% of the Nevada gaming machine management revenues and 23%, 20%, 22% and 23% of its operating Nevada gaming machines in 1993, 1994 and fiscal 1995 and the nine-month period ended March 31, 1996. At March 31, 1996, the weighted average remaining term of Alliance's space lease arrangements was
2.8 years.


    Alliance has historically been able to renew or replace revenues from expiring agreements with revenues generated by renewal or replacement contracts. However, during the past few years, greater competitive pressures in the gaming machine management business have increased the portion of gaming machine management revenues payable to the local establishment, decreasing Alliance's gross margins from these operations. As a result, Alliance has refocused its Nevada gaming machine management operations to emphasize return on investment rather than increasing market share and has undertaken a systematic review process to adjust its contract mix to emphasize higher margin contracts and, where permissible, canceling or not renewing unprofitable contracts.

    SALES AND MARKETING. As the largest Nevada gaming machine management operator, Alliance believes that it is able to differentiate itself from its competitors through a full-service operation providing its customers marketing assistance and promotional allowances and using its advanced design capabilities to provide electronic gaming machines with features customized to customers' needs, such as Gambler's Bonus.


    Alliance has developed and is currently testing a new system called "Gambler's Bonus". Gambler's Bonus is designed as a cardless slot players' club and player tracking system, which allows multiple route locations to be linked together into a distributed gaming environment. Through this technology,
Alliance is able to provide its players and customers with many of the same gaming choices currently available only in a larger scale casino environment such as multi-location progressive jackpots, bigger jackpot payouts and traditional players' club enhancements. Additionally, Alliance will offer a series of new and unique games available only to members of the Gambler's Bonus players' club. Since launching Gamblers' Bonus, the gaming machines linked to Gambler's Bonus have experienced an increase in net win per day per machine. As of March 31, 1996, Alliance had the Gambler's Bonus system installed in 23 locations representing approximately 360 machines, and management expects to have Gambler's Bonus installed in approximately 88 locations, or a total of 980 machines, by June 1996. Alliance believes Gambler's Bonus will improve both the revenues and operating efficiencies of its Nevada gaming machine management operations and has the potential to create additional opportunities in the gaming machine management segment of the gaming industry. Additionally, in keeping with the trends in the Nevada market, Alliance is updating its gaming device base with bill-acceptor equipped electronic gaming machines which are also expected to improve revenues and operating efficiencies.


    CUSTOMERS. Alliance believes it has a diversified customer base with no one customer accounting for more than 10% of Alliance's revenues generated from Nevada gaming machine management operations during fiscal 1995, although approximately 14.1% of such revenues was generated through an affiliated group of such customers. The affiliated group consists of eight partnerships each having one individual partner who is common to all such partnerships. For the year ended December 31, 1995, Alliance's ten largest customers accounted for approximately 20.7% of Alliance's revenues.

    ASSEMBLY OPERATIONS. Alliance currently manufactures and distributes electronic gaming machines in Nevada for use in its gaming machine management operations. Alliance manufactured approximately 80% of the electronic gaming machines currently used in its Nevada gaming machine management operations. The manufacturing process generally involves the assembly of standard components which are readily available from various sources. Alliance is not dependent upon any one supplier for the material or components used in its manufacturing operations.


    COMPETITION. Alliance is subject to substantial direct competition for its revenue-sharing and space lease locations from several large gaming machine management operators and numerous small operators, located principally in Las Vegas, Reno and the surrounding areas. Alliance and Jackpot Enterprises, Inc. are the dominant gaming machine management operators in Nevada. The principal method of competition for gaming machine management operators includes the economic terms of the revenue-sharing or space lease arrangement, the services provided and the reputation of the gaming machine management operator. Price competition is intense and has reduced Alliance's gross margin on such operations over the past several years as the percentage of the gaming device revenues retained by local establishment owners has increased.


  LOUISIANA OPERATIONS


    In March 1992, Alliance obtained a contract to operate video poker gaming devices in the greater New Orleans, Louisiana area through its controlled subsidiary, VSI. Alliance entered into an operating agreement which runs through May 2002 with Fair Grounds for Alliance to be the exclusive operator of video poker devices at the only racetrack and ten associated OTBs in the greater New Orleans area. Alliance


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selects,  installs, manages and services video poker devices for each of the ten facilities owned by Fair Grounds for which it receives a percentage of the revenue generated by the devices. Alliance currently has installed 694 video poker devices in Louisiana.


    Under the Louisiana gaming laws and regulations, the majority stockholder of any entity operating video poker devices in Louisiana must be a domiciled resident of the State of Louisiana. As a result, Alliance owns 49% of the capital stock of VSI and three prominent members of the Louisiana business and legal community own the remaining 51%. Pursuant to the terms of the VSI Loan, VSI may not pay cash dividends or make any distribution of its property. The VSI Loan amortizes quarterly until due in full in September 1998 and may be prepaid at any time without penalty. Alliance, however, owns all the voting stock of VSI and the majority of its officers and directors are Alliance employees. Alliance has a 71% interest in dividends of VSI in the event dividends are declared. Alliance also formed two other Louisiana subsidiaries, Southern Video Services, Inc. ("SVS") and Video Distributing Services, Inc. ("VDSI"). Both SVS and VDSI are structured in a manner similar to VSI except that Alliance is entitled to receive 60% of any SVS dividends. Under the terms of its contract with Fair Grounds, Alliance must conduct any additional video poker operations in Louisiana other than gaming at racetracks or OTBs through SVS. To date, SVS and VDSI have not engaged in business in Louisiana. In addition, Alliance and Fair Grounds may have certain mutual rights of first refusal to participate in certain Louisiana riverboat gaming opportunities of the other party on terms and conditions to be specified.


    Alliance is prohibited by the Louisiana Act from engaging in both the manufacture and operation of gaming machines in Louisiana and, therefore, Alliance does not manufacture its own gaming machines for use in Louisiana. Further, the Louisiana legislature recently passed a bill which could have the effect of curtailing the Company's activities in Louisiana. See "Risk Factors--Regulation by Gaming Authorities" and "Gaming Regulation and Licensing-- Louisiana."

    On December 17, 1993, Alliance incurred a fire loss at the Fairgrounds Race Course in New Orleans where Alliance operated 199 gaming machines prior to the fire, 193 of which were destroyed in the fire. Alliance was fully insured for all equipment, leasehold improvements, other assets and business income with the exception of immaterial deductibles. From December 17, 1993 through December 31, 1995, Alliance recorded approximately $815,000 of income from business interruption insurance proceeds. Alliance is discussing settlement of additional business interruption claims with the insurance carrier.

    SALES AND MARKETING. VSI has developed an extensive marketing program under the name "The Players Room" which is designed to attract primarily local residents to its facilities. Media placement has focused on newspaper and radio advertising with promotions including a player's club, direct mailings and offerings of a wide range of prizes.


    Alliance intends to selectively expand its operations in the greater New Orleans area by increasing the number of video poker devices in certain of its existing locations as demand warrants, as well as investigating the addition of new locations under its current contract with the Fair Grounds in areas where competitive factors are favorable. Under the Louisiana Act, racetracks and OTBs are permitted to install an unlimited number of video poker devices while truckstops and taverns may install only limited numbers of such devices.


    COMPETITION. Alliance is subject to extensive competition for contracts to operate video poker devices and Alliance's racetrack and OTB parlors compete with various truck stops and locations with liquor licenses throughout the New Orleans area. Each truck stop is permitted to operate up to 50 video poker devices and each tavern is permitted to operate up to three video poker devices. In addition, Louisiana has authorized riverboat gaming statewide and several riverboats are operating in Orleans Parish. Riverboats are permitted to have live table games and an unlimited number of gaming machines, including slot machines. Louisiana has also authorized one land-based casino, permitted to include live table games and an unlimited number of gaming machines in New Orleans, which opened in May 1995; however, its operator filed for bankruptcy reorganization and ceased operations in November 1995. The operator has stated its intention to reopen the land-based casino following reorganization.

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CASINO OPERATIONS

    RAINBOW CASINO. On July 16, 1994, the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. The entire project consists of the Rainbow Casino, which is a 24,000-square foot casino owned and operated by Alliance containing approximately 589 gaming machines and 28 table games, and also includes an 89-room Days Inn hotel and a 10-acre indoor and outdoor entertainment complex called Funtricity Entertainment Park, which was developed by a subsidiary of Six Flags Corporation. Both the hotel and entertainment park, which were substantially completed in late May 1995, are operated by third parties. The entire property, known as Vicksburg Landing, is the only destination of its kind in Mississippi containing a casino/family entertainment complex.


    Through a wholly-owned subsidiary, Alliance originally purchased a 45% limited partnership interest in RCVP, a Mississippi limited partnership which owns the casino, all assets (including the gaming equipment) associated with the casino and certain adjacent parcels of land. The 55% general partnership interest in RCVP was held by RCC, an unaffiliated Mississippi corporation. Pursuant to a management agreement dated October 29, 1993, which terminates on December 31, 2010, Alliance through a wholly-owned subsidiary also serves as manager of the casino. In connection with the completion of the casino and the acquisition of its original 45% limited partnership interest, Alliance funded a $3,250,000 advance to RCC on the same terms as RCC's financing from HFS (other than the fact that such advance is subordinate to payments due to HFS, and the HFS financing is secured). The HFS financing provided to RCC on August 3, 1993 consisted of a $7.5 million loan secured by a first priority lien on all of the assets of the project. The terms of the HFS financing provide that, in connection with the loan and certain marketing services provided by HFS to RCC, RCC will pay to HFS a perpetual royalty based upon the casino's annual gross gaming revenues of 12% on the first $40.0 million, 11% on the next $10.0 million, and 10% thereafter.



    On March 29, 1995, Alliance consummated certain transactions whereby Alliance acquired from RCC the controlling general partnership interest in RCVP and increased its partnership interest. In exchange for the commitments by NGM, a subsidiary of National Gaming Corporation, and Alliance to provide additional financing (up to a maximum of $2.0 million each) to be used, among other things for the completion of certain incomplete elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy) and for a $500,000 payment paid to HFS as a waiver fee, a commitment by Alliance to fund any additional capital necessary for the completion, upgrading or working capital of the project, the following occurred:
(i) a subsidiary of Alliance became the general partner and RCC became the limited partner and (ii) the respective partnership interests were adjusted. As of March 31, 1996, amounts outstanding under the HFS facility and the related financings aggregated $9.4 million. As adjusted, RCC is entitled to receive 10% of the net available cash flows after debt service and other items, as defined (which amount increases to 20% of such amount if revenues exceed $35.0 million (i.e. only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. In addition, if during any continuous 12-month period until December 31, 1999 the casino achieved earnings from the project of at least $10.5 million before deducting depreciation, amortization, royalty and income taxes, then Alliance would be obligated to pay to certain principals of the original partnership an amount aggregating $1.0 million in cash or shares of Common Stock 180 days after the occurrence. The casino has achieved the required earnings as adjusted, and Alliance is obligated to make the required payment or issue the Common Stock (with the issuance being its expected course of action) by September 30, 1996. Also, Alliance's 5.2% royalty on gross revenues was terminated on the date it became the general partner.



    PLANTATION STATION. In April 1990, Alliance purchased, for an aggregate purchase price of $9.5 million, substantially all of the assets of the Plantation Station casino ("Plantation Station") located near the border of Reno and Sparks in northern Nevada. Plantation Station is a 20,000 square-foot casino which currently contains approximately 453 gaming machines, keno and 10 table games, including blackjack, craps, roulette and poker. In addition, Plantation Station offers a race and sports book which is leased to an independent race and sports book operator and includes a 300-seat restaurant owned by Alliance. Plantation Station is convenient to both Reno and Sparks and caters to the local market.


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    SALES AND MARKETING.  Alliance's  casinos target the cost-conscious  market.
Alliance promotes its casinos primarily by providing quality food at reasonable prices and through special promotional events. Alliance believes its experience with operating small casinos targeted to local markets will enable it to effectively operate casinos in emerging gaming jurisdictions that have similar characteristics.

    COMPETITION. Gaming of all types is available throughout Nevada in numerous locations, including many locations similar to those at which Alliance operates gaming machines. All of these gaming opportunities may compete directly or indirectly with Alliance's casino operations. Many of Alliance's competitors possess substantially greater financial and other resources than Alliance. Many of such competitors include large casino-hotels which offer more variety and amenities and may be perceived to have more favorable locations than Alliance. The operation of casinos is a highly competitive business. The principal competitive factors in the industry include the quality and location of the facility, the nature and quality of the amenities and customer services offered and the implementation and success of marketing programs. Plantation Station's primary casino operations focus on the local market rather than the tourist market. The Rainbow Casino generally appeals to both locals and visitors. Accordingly, Alliance believes that the principal competition for Plantation Station's operations comes from larger "locals" casinos. The Rainbow Casino appeals to both locals and visitors to historic Vicksburg, Mississippi. The Rainbow Casino is the fourth gaming facility to open in Vicksburg, Mississippi and as such, faces substantial direct competition for gaming customers in the region.

BUSINESS DEVELOPMENT ACTIVITY


    As described in "Unaudited Pro Forma Condensed Combined Financial Information," the Company intends to reduce Alliance development expenses, which related to mergers, acquisitions and joint ventures, following the Transaction. The reduction reflects the elimination of costs that were being incurred prior to Alliance's accomplishment of its strategic plan to acquire a major electronic gaming machine manufacturing company. To accomplish this reduction the Company intends to reduce payroll costs and fees paid to consultants and legal costs related to non-BGII transactions Alliance had been pursuing.


PATENTS, COPYRIGHTS AND TRADE SECRETS

    Alliance has copyrighted both the source code and the video presentation of its games and registered many of these copyrights with the U.S. Copyright Office under the Copyright Act of 1976. Game version upgrades and new games are currently in the process of United States patent and copyright registration. Such copyrights expire at various dates from September 2056 to October 2065. In addition, some of the games have Federal and/or state trademarks registered with the U.S. Patent and Trademark Office. Some of the games (either currently used or reserved for future development) also are covered by patents filed with the U.S. Patent and Trademark Office. Such patents expire at various dates from May 2008 to March 2012.

    BGII is obligated under several patent agreements to pay royalties ranging from approximately $50 to $200 per game depending on the components in the gaming machines. Additionally, based on an amendment to the trademark licensing agreement between BGII and BEC dated March 31, 1995, BGII is obligated to pay a royalty on new machines sold of $25 to $30 per machine beginning on March 31, 1995 with a minimum annual royalty payment of $500,000 for the initial five-year term of the amended agreement, which is subject to annual renewals thereafter. Royalty expense for the years ended December 31, 1993, 1994 and 1995 was $1.1 million, $2.9 million and $3.0 million, respectively.


    Pursuant to a Trademark and License Agreement, as amended, between BEC and BGII (the "License Agreement"), BGII licenses the name "Bally" from BEC for use in the businesses of BGII. In 1992, BGII paid $3.5 million to BEC in the form of an offset against a tax receivable which was owed by BEC to BGII for the licensing rights. See "Notes to BGII's Consolidated Financial Statements--Summary of Significant Accounting Policies--Intangible and other Assets." On November 20, 1995, Alliance, the Merger Subsidiary and BGII commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Merger will be permitted to use the "Bally" trade name in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against BGII, Bally Gaming Inc., Alliance and the Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from


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

using the "Bally" trade name (the "BEC Action"). Alliance and BEC have settled the Alliance Action and the BEC Action by entering into an amendment to the License Agreement. Under the terms of the settlement, BEC will withdraw its objection to the continued use by BGII of the "Bally" name following the Merger. The amendment also provides that for five years beginning with the Effective Time, Bally Gaming, Inc. will pay BEC a royalty of $35 for each gaming machine sold or leased which is an increase from the $25 royalty currently paid pursuant to the License Agreement. The minimum royalty under the License Agreement for each of the first five twelve-month periods beginning with the Effective Time will increase to $1.0 million (from the current $0.5 million), and for each such period thereafter will return to $0.5 million. In addition, the amendment clarifies that sales and pledges of the stock and/or assets of Bally Gaming, Inc. or a parent company, other than those to competitors of BEC, will generally not be treated as assignments requiring BEC's consent under the License Agreement.



    In July 1992, BGII reached an agreement for an exclusive license until December 31, 2005, subject to extension, of a patent relating to the use of credit cards in gaming machines and acquired 1% of the stock of Scotch Twist, Inc., the private company which granted this license in exchange for the issuance of 100,001 shares of BGII's common stock. The licensing agreement requires BGII to commit $1.2 million in research and development costs related to the patent, plus any costs related to obtaining required regulatory approvals and licenses. As of March 31, 1996, approximately $1.0 million had been spent relating to this commitment.



    In connection with a settlement agreement entered between BEC, Gaming, BGI Enterprises, BGII and IGT on December 16, 1992, BGII sold its interest in the Casino Interlink Multiple Location Progressive System (the "Progressive System") to IGT. BGII reserved certain rights in the sale, including the rights to continue to sell the Progressive System (i) within Europe, (ii) for use in single locations, and (iii) worldwide in lottery applications. BGII agreed to discontinue general sales of the Progressive System or any similar system outside of Europe for a period of five years. This agreement is binding on all successors and assigns of BGII, including the Company from the date of the settlement agreement.


    The Company has registered the trademark "CEI" and its design and the logos of United Gaming, Inc. and United Coin Machine Co. with the U.S. Patent and Trademark Office.

EMPLOYEES AND LABOR RELATIONS

    As of December 31, 1995, Alliance employed approximately 683 persons in the State of Nevada and approximately 8 persons in various states related to its business development activities, VSI employed approximately 73 persons in the State of Louisiana, RCVP employed 374 persons in the State of Mississippi, and BGII and its subsidiaries employed approximately 500 persons in various states and 440 persons in Germany. None of such employees is covered by a collective bargaining agreement. Wulff's employees, however, are covered by German regulations which apply industry-wide and are developed, to some extent, through negotiations between representatives of the metal working industry employers and the trade union representing the employees. These regulations are in the nature of collective bargaining agreements and cover the general terms and conditions of such items as wages, vacations and work hours. The regulations codify what are considered the common standards of employment in the German metal working industry. The Company believes its relationships with its employees are satisfactory.

LITIGATION RELATING TO THE MERGER

    On or about June 19, 1995, three purported class actions were filed in the Chancery Court of Delaware by BGII stockholders against BGII and its directors (the "Fiorella, Cignetti and Neuman Actions") in connection with the then-proposed merger of BGII with WMS (the "WMS Merger"). Also on or about June 19, 1995, a purported class action was filed in the Delaware Court of Chancery by a BGII stockholder against BGII and its directors and Alliance (the "Strougo Action") in connection with the tender offer and consent solicitation made by Alliance (subsequently superseded by the execution of the Merger Agreement). On or about July 6, 1995, the plaintiffs in the Fiorella, Cignetti, Neuman and Strougo Actions (collectively, the "Stockholder Plaintiffs") filed with the Court a motion to consolidate the four actions. On or about July 27, 1995, certain of the Stockholder Plaintiffs filed an amended complaint that adopted certain allegations concerning self-dealing by BGII directors in connection with the merger agreement entered into

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with WMS (the "WMS Agreement"); added a claim relating to BGII's alleged failure to hold an annual meeting as required; and added WMS as defendant. The amended complaint also alleged that BGII intended, in violation of Delaware law, to sell Wulff without first seeking stockholder approval of the sale. The action sought an order enjoining defendants from proceeding with, consummating or closing the WMS Merger, or rescinding it if it closed; preventing the sale of Wulff without prior stockholder approval; declaring invalid BGII's agreement to pay WMS a fee if the WMS Agreement is terminated by BGII in certain circumstances; compelling an auction of BGII and the provision of due diligence to Alliance; scheduling an immediate meeting of BGII stockholders; and awarding compensatory damages. Management believes these claims to be without merit and intends to vigorously defend these actions.

    On October 23, 1995, WMS instituted a suit in New York State Court against BGII for BGII's failure to pay $4.8 million upon termination of the WMS Agreement. Management intends to vigorously defend this action. On November 22, 1995, BGII answered the complaint and brought counterclaims against WMS alleging that WMS repudiated and breached the WMS Agreement by, among other things, failing to act in good faith toward the consummation of the WMS Merger, advising BGII that it would not perform as agreed but would impose new conditions on the WMS Merger, acting in excess of its authority and undermining the ability of BGII to perform the WMS Agreement. On February 8, 1996 WMS moved for summary judgment. On April 2, 1996, BGII opposed WMS's motion and cross-moved for summary judgment. Pursuant to the Merger Agreement, Alliance has agreed to indemnify BGII against such a claim under certain circumstances.


    On September 14, 1995, a stockholders' class and derivative action was commenced by Richard Iannone, an Alliance stockholder, against Alliance, the members of its current Board of Directors and certain of its former directors in Federal District Court in Nevada asserting, among other matters, that Alliance has wasted corporate assets in its efforts to acquire BGII by, among other things, agreeing to onerous and burdensome financing arrangements that threaten Alliance's ability to continue as a going concern and that Alliance had made false and misleading statements and omissions in connection with that effort by failing to disclose the need to refinance an additional $53.0 million of existing BGII indebtedness, by failing to disclose how Alliance would recapitalize the indebtedness of a combined Alliance/BGII and by failing to disclose the leading role played by Richard Rainwater in Alliance's efforts to acquire control of BGII which, given assurances made by Alliance to gaming regulators in Nevada that the unlicensed Mr. Rainwater would not play an active role in the management of Alliance, could expose Alliance to suspension or revocation of its Nevada gaming license. In addition, the stockholder action against Alliance alleges that (i) Alliance substantially inflated its results of operations by selling gaming machines at inflated prices in exchange for promissory notes (without any down payment) which Alliance knew could not be paid in full but which Alliance nevertheless recorded at full value, (ii) Alliance doctored reports sent to its route customers and (iii) the directors of Alliance had caused Alliance to engage in self-dealing transactions with certain directors which resulted in the exchange of Alliance assets for assets and services of vastly lesser value. On September 21, 1995, a United States magistrate denied the plaintiffs' request for expedited discovery, stating that Mr. Iannone was not an adequate representative and was not likely to succeed on the merits. On October 4, 1995, the defendants filed a motion to dismiss the action. On December 18, 1995, the plaintiff filed an amended shareholder derivative complaint. The plaintiff is no longer asserting any class claims. On March 5, 1996 the defendants filed a motion to dismiss the amended complaint. On May 16, 1996, the magistrate judge, on motion of defendants, stayed discovery in this case pending a ruling by the court on the defendants' motion to dismiss the amended complaint.



OTHER LITIGATION


    In 1994, after an intensive Federal investigation of Gaming's former Louisiana distributor, eighteen individuals were indicted on charges of racketeering and fraud against Gaming and the Louisiana regulatory system. Among those indicted were the former distributor's stockholders, directors, employees and others alleged to be associated with organized crime. Fifteen entered pleas of guilty before trial and the remaining three were convicted in October 1995. In addition, Alan Maiss, a former director and president of BGII, pled guilty to misprision of a felony in connection with such investigation. BGII, its subsidiaries and its current employees were not subject to such investigation.

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
    Prior to the conclusion of the Federal criminal case, BGII's activities with regard to its former VLT distributor in Louisiana were the subject of inquiries by gaming regulators and a report by the New Jersey Division of Gaming Enforcement dated August 24, 1995. The New Jersey Commission has indicated that it will hold a hearing on the matter, but no date has been set at this time. The New Jersey report made no specific recommendations for action by the New Jersey Commission. The Gaming Authorities in Ontario, Canada, who have investigated the matter, issued a gaming registration to Gaming on February 8, 1996.


    On September 25, 1995, BGII was named as a defendant in a class action lawsuit filed in Federal District Court in Nevada, by Larry Schreirer on behalf of himself and all others similarly situated (the "plaintiffs"). The plaintiffs filed suit against BGII and approximately 45 other defendants (each a "defendant," and collectively the "defendants"). Each defendant is involved in the gaming business as either a gaming machine manufacturer, distributor, or casino operator. The class action lawsuit arises out of alleged fraudulent marketing and operation of casino video poker machines and electronic slot machines. The plaintiffs allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people into playing their gaming machines based on a false belief concerning how those machines actually operate as well as the extent to which there is actually an opportunity to win on any given play. The plaintiffs allege that the defendants' actions constitute violations of the Racketeer Influenced and Corrupt Organizations Act (RICO) and give rise to claims of common law fraud and unjust enrichment. The plaintiffs are seeking monetary damages in excess of one billion dollars, and are asking that any damage awards be trebled under applicable Federal law. Management believes the plaintiffs' lawsuit to be without merit. The Company intends to vigorously pursue all legal defenses available to it.


ENVIRONMENTAL MATTERS

    The Company is subject to Federal, state and local laws, regulations and ordinances that (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (ii) impose liability for the costs of cleaning up, and certain damages resulting from, past spills, disposals or other releases of hazardous substances (together, "Environmental Laws"). The Company uses certain substances and generates certain wastes that are regulated or may be deemed hazardous under applicable Environmental Laws. From time to time, the Company's operations may result in certain noncompliance with applicable requirements under Environmental Laws. Any past noncompliance with applicable requirements under Environmental Laws has not had a material adverse effect on the Company's results of operations or financial condition. Further, the Company believes that any noncompliance or cleanup liability under current Environmental Laws would not have a material adverse effect on the Company's results of operations or financial condition.

                        GAMING REGULATION AND LICENSING

    The manufacture and distribution of gaming machines and the operation of gaming facilities are subject to extensive Federal, state, local and foreign regulation. Although the laws and regulations of the various jurisdictions in which the Company operates and into which the Company may expand its gaming operations vary in their technical requirements and are subject to amendment from time to time, virtually all of these jurisdictions require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming machines and the operation of gaming facilities, as well as for the officers, directors, major stockholders and key personnel of such companies.

    Any person which acquires a controlling interest in the Company would have to meet the requirements of all governmental bodies which regulate the Company's gaming business. A change in the make-up of the Company's Board of Directors and management would require the various Gaming Authorities to examine the qualifications of the new board and management. The past conduct of management, which may be re-examined in conjunction with hearings in Nevada, New Jersey and Louisiana, would normally not be a controlling factor in passing upon the suitability of a successor group when that prior management group would no longer be in control of the Company. Absent actual approval of the successor interests controlling the Company after a merger or other acquisition, there can be no assurances that governmental authorities would give required approvals to any particular persons or groups.

NEVADA

    The ownership and operation of casino gaming facilities in Nevada, and the manufacture, distribution and operation of gaming machines and cashless wagering systems for use or play in Nevada, or for distribution outside of Nevada, are subject to (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (the "Nevada Act") and (ii) various local ordinances and regulations. The Company's gaming, manufacturing, distributing and slot machine route operations (herein referred to as "gaming machine management operations") are subject to the licensing and regulatory control of the Nevada State Gaming Control Board (the "Nevada Board"), the Nevada Gaming Commission (the "Nevada Commission"), the County Liquor and Gaming Licensing Board (the "Clark County Board") and various other county and city regulatory agencies, all of which are collectively referred to as the "Nevada Gaming Authorities."

    The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy which are concerned with, among other things, (i) the prevention of unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time in any capacity; (ii) the strict regulation of all persons, locations, practices, associations and activities related to the operation of licensed gaming establishments and the manufacture and distribution of gaming machines, cashless wagering systems and associated equipment; (iii) the establishment and maintenance of responsible accounting practices and procedures; (iv) the maintenance of effective control over the financial practices of licensees, including establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (v) the prevention of cheating and fraudulent practices; and (vi) providing a source of state and local revenues through taxation and licensing fees. Change in such laws, regulations and procedures could have an adverse effect on the gaming related operations conducted by the Company.


    Alliance and BGII are each registered with the Nevada Commission as publicly-traded corporations ("Registered Corporations"). The Company's direct and indirect subsidiaries conduct gaming operations at various locations, conduct gaming machine management operations and manufacture and distribute electronic gaming machines (collectively, the "Alliance Nevada Subsidiaries"). Gaming, the operating subsidiary for BGII's domestic gaming operations, which manufactures and distributes electronic gaming machines, is also required to be licensed by the Nevada Gaming Authorities. The licenses held by the Alliance Nevada Subsidiaries and Gaming require the periodic payments of fees, or fees and taxes, and are not transferable. Alliance and BGII have been found suitable to own the stock of the Alliance Nevada Subsidiaries and Gaming, respectively, each of which is a corporate licensee (individually, a "Corporate Licensee" and collectively, "Corporate Licensees") under the terms of the Nevada Act. As Registered Corporations, Alliance and BGII are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of the profits from, the Corporate Licensees without first obtaining licenses and approvals from the Nevada Gaming Authorities. Alliance, BGII and the Corporate Licensees have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities, gaming machine management operations, and in the manufacture and distribution of gaming machines for use or play in Nevada or for distribution outside of Nevada, as the case may be.


    On May 23, 1996, the Merger and related transactions were approved by the Nevada Commission upon the recommendation of the Nevada Board.


    All gaming machines and cashless wagering systems that are manufactured, sold or distributed for use or play in Nevada, or for distribution outside of Nevada, must be manufactured by licensed manufacturers and distributed or sold by licensed distributors. All gaming machines manufactured for use or play in Nevada must be approved by the Nevada Commission before distribution or exposure for play. The approval process for gaming machines and cashless wagering systems includes rigorous testing by the Nevada Board, a field trial and a determination as to whether the gaming machines or cashless wagering system meets strict technical standards that are set forth in the regulations of the Nevada Commission. Associated equipment must be administratively approved by the Chairman of the Nevada Board before it is distributed for use in Nevada.

    The Nevada Gaming Authorities may investigate any individual who has a material relationship to, or material involvement with, the Company or the Corporate Licensees in order to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and key employees of the Company who are actively and directly involved in the licensed activities of the Corporate Licensees may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities who, in addition to their authority to deny an application for a finding of suitability or licensure, have jurisdiction to disapprove a change in a corporate position.

    If  the Nevada Gaming Authorities  were to find an  officer, director or key employee unsuitable for licensing or unsuitable to continue having a relationship with the Company or the Corporate Licensees, the companies involved would have to sever all relationships with such person. In addition, the Nevada Commission may require the Company or the Corporate Licensees to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

    The Company and the Corporate Licensees that hold nonrestricted licenses are required to submit detailed financial and operating reports to the Nevada Commission. A nonrestricted license is a license for an operation consisting of 16 or more slot machines, or a license for any number of slot machines together with any other game, gaming device, race book or sports pool at one establishment. Substantially all material loans, leases, sales of securities and similar financing transactions by the Corporate Licensees that hold a nonrestricted license must be reported to or approved by the Nevada Commission.

    If it  were determined  that the  Nevada  Act was  violated by  a  Corporate
Licensee, the licenses it holds could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, the Company and the Corporate Licensees and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate any nonrestricted gaming establishment operated by a Corporate Licensee and, under certain circumstances, earnings generated during the supervisor's appointment (except for reasonable rental of the casino) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of the gaming licenses of the Corporate Licensees or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the gaming related operations of the Company.


    The Gaming Authorities may, at their discretion, require the holder of any security of the Company, such as the Senior Secured Notes or the Preferred Stock, to file applications, be investigated, and be found suitable to own such security of the Company if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.



    The Nevada Act requires any person who acquires more than 5% of any class of a Registered Corporation's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of any class of a Registered Corporation's voting securities apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails the written notice requiring such filing. In the event that there is a default in the payment of dividends for six consecutive dividend payment dates, the Preferred Stock will qualify as a voting security under the terms of the Nevada Act and will be considered as a separate class of voting securities for purposes of determining beneficial ownership. Under certain circumstances, an "institutional investor" as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of a class of a Registered Corporation's voting securities may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Registered Corporation, any change in the Registered Corporation's corporate charter, bylaws, management, policies or operations of the Registered Corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Registered Corporation's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.



    Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or the Corporate Licensees, the Company (i) pays that person any dividend or interest upon voting securities of the Company,
(ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities, including, if necessary, the immediate purchase of said voting securities for cash at fair market value. Additionally, the Clark County Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.



    The Nevada Commission may, in its discretion, require the holder of any debt securities of a Registered Corporation, such as the Senior Secured Notes, to file applications, be investigated and be found suitable to own the debt security if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the Registered Corporation can be sanctioned, including the loss of its approvals, if, without the prior approval of the Nevada Commission, it (i) pays the unsuitable person any dividend, interest or any distribution whatsoever, (ii) recognizes any voting right by such unsuitable person in connection with such securities; (iii) pays the unsuitable person remuneration in any form; or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

    The Company is required to maintain current stock ledgers in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power to impose a requirement that a Registered Corporation's stock certificates bear a legend indicating that the securities are subject to the Nevada Act. The Nevada Commission has imposed this requirement on the Company.


    The Company may not make a public offering of its securities such as the Senior Secured Notes and the Preferred Stock, without the prior approval of the Nevada Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. On May 23, 1996, the Nevada Commission approved the Offerings and related transactions, including stock pledges, negative pledges, security interests and guarantees in connection with the Note Offering. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities offered. Any representation to the contrary is unlawful. The Nevada Commission has also imposed a requirement on Alliance and BGII that it must receive the prior administrative approval of the Nevada Board Chairman for any offer for the sale of an equity security in a private transaction such as the Private Placement. The Company filed a request for administrative approval of the Private Placement and the Nevada Board Chairman has approved the Private Placement.


    Changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby he or she obtains control, may not occur without the prior approval of the Nevada Commission. Entities seeking to acquire control of a Registered Corporation must satisfy the Nevada Board and Nevada Commission in a variety of stringent standards prior to assuming control of such Registered Corporation. The Nevada Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as a part of the approval process relating to the transaction. The Merger and certain related transactions require the prior approval of the Nevada Commission.

    The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada corporate gaming licensees, and Registered Corporations that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has established a regulatory scheme to ameliorate the potentially adverse effects of these business practices on Nevada's gaming industry and to further Nevada's policy to: (i) assure the financial stability of corporate gaming licensees and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for orderly governance of corporate affairs. Approvals are, in certain circumstances, required from the Nevada Commission before a Registered Corporation can make exceptional repurchases of voting securities above the current market price thereof and before a corporate acquisition opposed by management can be consummated. The Nevada Act also requires prior approval of a plan of recapitalization proposed by the Registered Corporation's Board of Directors in response to a tender offer made directly to the Registered Corporation's stockholders for the purposes of acquiring control of the Registered Corporation.

    License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada, and to the counties and cities in which the Licensees' respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either (i) a percentage of the gross revenues received, (ii) the number of gaming machines operated, or (iii) the number of games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. The Corporate Licensees that hold a license as an operator of a gaming device route or a manufacturer's or distributor's license also pay certain fees to the State of Nevada.

    Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control with such persons (collectively "Licensees"), and who proposes to become involved in a gaming venture outside of Nevada, is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of its participation in such foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Act. Licensees are also subject to disciplinary action by the Nevada Commission if they knowingly violate any laws of the foreign jurisdiction pertaining to the foreign gaming operation, fail to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engage in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees or employ a person in the foreign operations who has been denied a license or finding of suitability in Nevada on the ground of personal unsuitability.

    The sale of alcoholic beverages at establishments operated by a Corporate Licensee are subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse affect upon the operations of the Corporate Licensees.

LOUISIANA


    The manufacture, distribution, servicing and operation of video draw poker devices ("Devices") in Louisiana is subject to the Louisiana Video Draw Poker Devices Control Law and the Rules and Regulations promulgated thereunder (the "Louisiana Act"). Licensing and regulatory control was provided by the Video Gaming Division of the Gaming Enforcement Section of the Office of State Police within the Department of Public Safety and Corrections (the "Division"). The Louisiana legislature recently passed a bill which creates a single gaming control board for the regulation of gaming in Louisiana. This Board is called the Louisiana Gaming Control Board (the "Louisiana Board") who will issue all licensing after May 1, 1996 for video draw poker devices. The Division will continue to perform investigatory functions for the Louisiana Board. The laws and regulations of Louisiana are based upon a primary consideration of maintaining the health, welfare and safety of the general public and upon a policy which is concerned with protecting the video gaming industry from elements of organized crime, illegal gambling activities and other harmful elements as well as protecting the public from illegal and unscrupulous gaming to ensure the fair play of Devices. The Louisiana legislature recently passed a bill which would allow each parish to decide whether to disallow video poker devices, riverboat casinos and, in Orleans Parish, land-based casinos. If any parish in which the Company operates elects to disallow video poker devices, the Company would have to cease its video poker operations there by June 30, 1999. The Company cannot predict which parishes will so elect; however, if all of the parishes in which the Company operates so elect, the cessation of the Company's video poker operations would have a material adverse effect on the operations of the Company. See "Risk Factors--Strict Regulation by Gaming Authorities."


    Each of the indirect operating subsidiaries for the Company's gaming operations in Louisiana, VSI and SVS, has been granted a license as a Device owner by the Division. Another indirect subsidiary of the Company, VDSI, has been granted a license as a distributor by the Division. Gaming has been granted a license as a manufacturer by the Division. These gaming subsidiaries are "Louisiana Licensees" under the terms of the Louisiana Act. The licenses held by such Louisiana Licensees expire at midnight on June 30 of each year and must be renewed annually through payment of fees. All license fees must be paid on or before May 15 in each year licenses are renewable.


    The Louisiana Board may deny, impose a condition on or suspend or revoke a license, renewal or application for a license for violations of any rules and regulations of the Louisiana Board or any violations of the Louisiana Act. In addition, fines for violations of gaming laws or regulations may be levied against the Louisiana Licensees and the persons involved for each violation of the gaming laws. The issuance, condition, denial, suspension or revocation is a pure and absolute privilege and is at the discretion of the Louisiana Board in accordance with the provisions of the Louisiana Act. A license is not property or a protected interest under the constitution of either the United States or the State of Louisiana.



    The Division has the authority to conduct overt and covert investigations of any person involved directly or indirectly in the video gaming industry in Louisiana. This investigation may extend to information regarding a person's immediate family and relatives and their affiliations with certain organizations or other business entities. The investigation may also extend to any person who has or controls more than a 5% ownership, income or profits interest in an applicant for or holder of a license or who is a key employee, or who has the ability to exercise significant influence over the licensee. All persons or entities investigated must meet all suitability requirements and qualifications for a licensee. The Louisiana Board may deny an application for licensing for any cause which it may deem reasonable. The applicant for licensing must pay a filing fee which also covers the cost of the investigation.



    In order for a corporation to be licensed as an operator or a distributor by the Louisiana Board, a majority of the stock of the corporation must be owned by persons who have been domiciled in Louisiana for a period of at least two years prior to the date of the application.


    In addition to licensure as a manufacturer of Devices under the Louisiana Act, Gaming has been licensed by the Division as a manufacturer under the Louisiana Riverboat Economic Development and Gaming Control Act (the "Louisiana Riverboat Act"). Gaming's application for a permanent manufacturer's license as it relates to the land-based casino was pending before LEDGC at the time the operator of the land-based casino filed for bankruptcy reorganization and ceased operations, resulting in the termination of funding for the LEDGC regulatory operations and the effective closure of the LEDGC's operations. See "Risk Factors--Ongoing BGII Regulatory Investigations" and "Business--Other Litigation."


    The Division notified Alliance that it would be necessary to obtain approval from it prior to the Effective Time which approval will now have to be issued by the Louisiana Board. To that effect, the Company has made all requests necessary to obtain any such licenses, permits or approvals required to be obtained prior to the Effective Time.


MISSISSIPPI


    The manufacture, distribution, ownership and operation of gaming machines in Mississippi is subject to extensive state and local laws and regulations, including the Mississippi Gaming Control Act (the "Mississippi Act") and the regulations (the "Mississippi Regulations") promulgated thereunder. The Mississippi Gaming Commission (the "Mississippi Commission") oversees licensing and regulatory compliance. Gaming in Mississippi can be legally conducted only on vessels of a certain minimum size in navigable waters of the Mississippi River or in waters of the State of Mississippi which lie adjacent and to the south (principally in the Gulf of Mexico) of the counties of Hancock, Harrison and Jackson, and only in counties in Mississippi in which the registered voters have not voted to prohibit such activities. The voters in Jackson County, the southeastern-most county of Mississippi, have voted to prohibit gaming in that county. However, gaming could be authorized in Jackson County should the voters fail to disapprove of gaming in that county in any referendum, which could be held annually. The underlying policy of the Mississippi Act is to ensure that gaming operations in Mississippi are conducted (i) honestly and competitively,
(ii) free of criminal and corruptive influences and (iii) in a manner which protects the rights of the creditors of gaming operations.


    The Mississippi Act requires that a person (including any corporation or other entity) must be licensed to conduct gaming activities in Mississippi. A license to own and operate gaming machines will be issued only for a specified location which has been approved as a gaming site by the Mississippi Commission. Alliance through its interest in RCVP must apply for renewal of such licenses every two years, which renewal cannot be assured. Gaming holds a license to manufacture and distribute gaming machines. The current license at the Rainbow Casino will expire on June 1, 1996 unless renewed in advance of that date. Alliance knows of no reason why such license will not be renewed. The Mississippi Act also requires that each officer or director of a gaming licensee, or other person who exercises a significant influence over the licensee, either directly or indirectly, must be found suitable by the Mississippi Commission. In addition, any employee of the licensee who is directly involved in gaming must obtain a work permit from the Mississippi Commission. The Mississippi Commission will not issue a license or make a finding of suitability unless it is satisfied, only after an extensive investigation paid for by the applicant, that the persons associated with the gaming licensee or applicant for a license are of good character, honesty and integrity, with no relevant or material criminal record. In addition, the Mississippi Commission will not issue a license unless it is satisfied that the licensee is adequately financed or has a reasonable plan to finance its proposed operations from acceptable sources, and that persons associated with the applicant have sufficient business probity, competence and experience to engage in the proposed gaming enterprise. The Mississippi Commission may refuse to issue a work permit to a gaming employee (i) if the employee has committed larceny, embezzlement or any crime of moral turpitude, or knowingly violated the Mississippi Act or Mississippi Regulations, or (ii) for any other reasonable cause. If an employee is denied a license, the Company must terminate his or her employment.



    On May 16, 1996, the Merger and related transactions were approved by the Mississippi Commission.


    The Mississippi Commission has the power to deny, limit, condition, revoke and suspend any license, finding of suitability or registration, or fine any person, as it deems reasonable and in the public interest, subject to an opportunity for a hearing. The Mississippi Commission may fine any licensee or person who was found suitable up to $100,000 for each violation of the Mississippi Act or the Mississippi Regulations which is the subject of an initial complaint, and up to $250,000 for each such violation which is the subject of any subsequent complaint. The Mississippi Act provides for judicial review of any final decision of the Mississippi Commission by petition to a Mississippi Circuit Court, but filing of such petition does not necessarily stay any action by the Mississippi Commission pending a decision by the Circuit Court.

    Each gaming licensee must pay a license fee to the State of Mississippi based upon "gaming receipts" (generally defined as gross receipts less payouts to customers as winnings). The license fee equals 4% of gaming receipts of $50,000 or less per month, 6% of gaming receipts over $50,000 and up to $134,000 per month and 8% of gaming receipts over $134,000 per month. The foregoing license fees are allowed as a credit against any Mississippi State income tax liability for the year paid. An additional license fee, equal to $100 for each table game conducted or planned to be conducted on the gaming premises, is payable to the State of Mississippi annually in advance. Municipal and county fees may also be assessed and vary from jurisdiction to jurisdiction. All taxes and fees must be paid timely in order to retain a gaming license. The Mississippi Act also imposes certain audit and record keeping laws and regulations, primarily to ensure compliance with the Mississippi Act, including compliance with the provisions relating to the payment of license fees.

    Under the Mississippi Regulations, a gaming licensee cannot be publicly held, although an affiliated corporation, such as the Company, may be publicly held so long as the Company registers with and gets the approval of the Mississippi Commission. In addition, approval of any subsequent public offerings of the securities of the Company must be obtained from the Mississippi Commission if any part of the proceeds from that offering are intended to be used to pay for or reduce debt used to pay for the construction, acquisition or operation of any gaming facility in Mississippi.

    Under the Mississippi Regulations, a person is prohibited from acquiring control of a licensee without the prior approval of the Mississippi Commission. Any person who, directly or indirectly, or in association with others, acquires beneficial ownership of more than five percent of a licensee must notify the Mississippi Commission of this acquisition. The Mississippi Commission may require that a person be found suitable if that person holds between a five percent and ten percent ownership position and must require that a person be found suitable if that person owns more than ten percent of a licensee. Furthermore, regardless of the amount of ownership, any person who acquires beneficial ownership may be required to be found suitable if the Mississippi

Commission has reason to believe that the acquisition of such ownership would be inconsistent with the declared policy of Mississippi. Any person who is required to be found suitable must apply for a finding of suitability from the Mississippi Commission within 30 days after being requested to do so, and must deposit with the State Tax Commission a sum of money which is adequate to pay the anticipated investigatory costs associated with such finding. Any person who is found not to be suitable by the Mississippi Commission will not be permitted to have any direct or indirect ownership in the licensee. Any person who is required to apply for a finding of suitability and fails to do so, or who fails to dispose of his or her interest in the licensee if found unsuitable, is guilty of a misdemeanor. If a finding of suitability with respect to any person is not applied for where required, or if it is denied a revoked by the Mississippi
Commission, the licensee is not permitted to pay such person of services rendered, or to employ or enter into any contract with such person.

    Dockside casinos may be required to be moved to a "safe harbor" in the event of a threatened hurricane. The appropriate county civil defense director will determine when such movement is required. In general, it is anticipated that casino vessels will have to be moved in the event of a Class III or more severe hurricane warning, where there is the possibility of 125 miles per hour wind speeds. The movement of a casino barge will not necessarily insure protection against damage or destruction by a hurricane. Furthermore, the removal of a casino barge will generally require several days, and as a consequence, the casino barge will be out of business during that movement, even if no hurricane strikes the casino site.

    Any permanently moored vessel used for casino operations must meet the fire safety standard of the Mississippi Fire Prevention Code, the Life Safety Code and the Standards for the Construction and Fire Protection of Marine Terminals, Piers and Wharfs of the National Fire Protection Association. Additionally, any establishment to be constructed for dockside gaming must meet the Southern Standard Building Code or the local building code, if such a local building code has been implemented at the casino's site.

    While unpowered and permanently moored vessels do not require certification by the United States Coast Guard, the Mississippi Commission has engaged the American Bureau of Shipping, an independent consulting agency, which will inspect and certify all casino barges with respect to stability and single compartment flooding integrity, in accordance with the Mississippi Regulations.

    The law and regulations permitting and governing Mississippi casino gaming were adopted during 1990 and 1991, and the first casinos opened in August 1992. Consequently, the interpretation and application of Mississippi law and regulations may evolve over time, and any such changes may have an adverse effect on Mississippi licensees.

NEW JERSEY

    BGII's subsidiary, Gaming, is licensed by the New Jersey Commission as a gaming-related casino service industry ("CSI") in accordance with the New Jersey Casino Control Act (the "Casino Control Act").

    Prior to expiration of the initial license period, Gaming filed an application for renewal of its license, which application has been deemed complete by the New Jersey Commission. Consequently, pending formal renewal of the license, Gaming is permitted to continue doing business with New Jersey casino licenses.

    Due to the change of control of BGII as a result of the Merger, BGII's license as a CSI will be terminated. The Company will apply for a new CSI license following the Merger; however, the Company's operations in New Jersey are expected to continue uninterrupted pursuant to transactional waivers granted by the New Jersey Commission on a sale-by-sale basis, as the New Jersey Commission has indicated its willingness to provide such waivers to the Company.

    In considering the qualifications of an applicant for a CSI license, the New Jersey Commission may require that the officers, directors, key personnel, financial sources and stockholders (in particular those with holdings in excess of 5%) of the applicant and its holding and intermediary companies demonstrate their qualifications. In this regard, such persons and entities may be investigated and may be required to make certain regulatory filings and to disclose and/or to provide consents to disclose personal and financial data. The costs associated with such investigation are typically borne by the applicant.

ADDITIONAL DOMESTIC JURISDICTIONS
    The  Company, in  the ordinary course  of its  business, routinely considers
business  opportunities  to  expand   its  gaming  operations  into   additional
jurisdictions.

    Although the laws and regulations of the various jurisdictions in which the Company operates or into which the Company may expand its gaming operations vary in their technical requirements and are subject to amendment from time to time, virtually all of those jurisdictions require licenses, permits, documentation of qualification, including evidence of financial stability, and other forms of approval for companies engaged in the manufacture and distribution of gaming machines as well as for the officers, directors, major stockholders and key personnel of such companies.

    Alliance and BGII and their key personnel have obtained, or applied for, all government licenses, registrations, findings of suitability, permits and approvals necessary for the manufacture and distribution, and operation where permitted, of their gaming machines in the jurisdictions in which Alliance and BGII currently do business. The Company and the holders of its securities may be subject to the provisions of the gaming laws of each jurisdiction where BGII or its subsidiaries are licensed and/or conduct business, including, without limitation, the States of Arizona, Colorado, Connecticut, Illinois, Indiana, Iowa, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Jersey, New Mexico, South Dakota, Wisconsin, and the local regulatory authority within each such state as well as Australian, Canadian and other foreign gaming jurisdictions in which BGII and its subsidiaries are licensed or conduct business. Following the consummation of the Merger, the Company and its officers and directors will be required to apply for any government licenses, permits and approvals necessary or required by each of these jurisdictions.


    Holders of common stock of an entity licensed to manufacture and sell gaming machines, and in particular those with holdings in excess of 5%, should note that local laws and regulations may affect their rights regarding the purchase of such common stock and may require such persons or entities to make certain regulatory filings, or seek licensure, findings of qualification or other approvals. In some cases this process may require the holder or prospective holder to disclose and/or provide consents to disclose personal and financial data in connection with necessary investigations, the costs of which are typically borne by the applicant. The investigatory and approval process can take three to six months to complete under normal circumstances. See "Risk Factors--Strict Regulation by Gaming Authorities."


    FEDERAL REGISTRATION. The operating subsidiaries of the Company that are involved in gaming activities are required to file annually with the Attorney General of the United States in connection with the sale, distribution or operation of gaming machines. All currently required filings have been made.

GERMANY

    German legislative authorities regulate and monitor the wall machine industry so as to ensure certain manufacturing standards and the fairness of each machine to users. The most significant legislation presently affecting the wall machine industry relates to prescribed licensing procedures, the use, installation and operation of machines and the taxation of same. No approval of the Merger is required to be obtained from German legislative or regulatory authorities.

    Wall machine manufacturers are dependent upon the successful introduction of new products each year and currently are required to receive prior government approval for each new product introduction. Manufacturers are required to apply for licenses through an agency of the German federal Ministry of Economics. Such agency maintains a policy of accepting only two licensing applications from an individual applicant at any given time. Wulff, through affiliates and subsidiaries, is in a position to file up to six concurrent applications. After receiving a prototype of a machine for which the applicant seeks government licensing approval, the federal agency deliberates for periods that range from approximately 6 to 24 months. If that product is approved, the wall machine manufacturer is permitted to reproduce the sample machine initially submitted for government approval. Every wall machine carries with it a small license card that permits the machine to be operated for up to four years from the initial date of sale, after which it may not be used in Germany. In Germany, wall machines sold via the secondary market may be operated by a new owner but only for the residual time remaining on each machine's four-year life. In addition to licensing requirements for manufacturers, any person or entity which intends to operate a licensed wall machine must apply to local regulatory authorities for a license, which will not be granted by the authorities if facts justify the assumption that the applicant does not possess the requisite reliability. In this proceeding, the applicant must furnish a police certificate of conduct.

    German legislation prohibits the public play of wall machines by individuals under age 18. Voluntary agreements among manufacturers and certain amusement game trade associations, among other things, restrict wall machine advertising and the ability of a player to play more than two machines at once, require all machines to carry visible warning notices and provide that every wall machine is automatically switched off for three minutes after one hour of continuous play.


    In April 1993, the German government increased the maximum coin drop per game effective May 7, 1993 from 30 pfennigs (approximately $0.21) to 40 pfennigs (approximately $0.28) although 30-pfennig machines are still permitted to be manufactured and sold.


    The Spielverordnung (gaming ordinance) specifically governs wall machines. These regulations limit game payouts to DM 4.00 (approximately $2.80 per game), require a minimum payout percentage, detail where the machines may be installed, how many may be installed and by whom, which games are prohibited, the technical requirements of the machines and technical review and approval. Operators must comply with regulations which stipulate how many machines may operate within defined square foot areas (15 square meters per machine, with a maximum of ten machines per location). The Spielverordnung was modified in 1985 to achieve a significant reduction of gaming machines. Gaming halls which through December 19, 1985 had more gaming machines than permitted under the revised regulations, have a transition period through December 31, 1995 to comply with the revised regulations. Such facilities were allowed to keep the 1985 number of wall machines until December 31, 1990. During the period January 1, 1991 to December 31, 1995 they are entitled to two-thirds of such total number, but they must be in compliance with the new limits by January 1, 1996. In taverns, restaurants, hotels and certain other establishments, no more than two gaming machines are permitted. See "Risk Factors--Operating History--Recent Losses."

    The  Baunutzungsverordnung  (Ordinance  Regarding the  Use  of  Real Estate)
governs the zoning classification of land and the type and density of development within the various zoning classifications. Effective January 27, 1990, the Baunutzungsverordnung was amended essentially to restrict the development of larger gaming halls to core commercial areas, limit the permissibility of smaller gaming halls in various types of mixed use zones and to ban gaming halls in most types of residential and all types of industrial use areas. Prior to such amendment, gaming halls, regardless of size, were generally allowed in core, business, mixed and industrial zones. In addition, on a case by case basis, each local zoning agency is authorized to exclude certain types of otherwise permissible uses, including gaming halls.


    Subject to certain exceptions, V.A.T. of 15% is generally assessed on the sale or supply of any goods and services in Germany. Since the total amount paid for particular goods or services is considered to be the gross price in calculating such tax, the actual rate is 13.04%. With respect to operators of gaming machines, prior to January 1, 1994, V.A.T. was to have been assessed at a rate of 0.1304 times a multiplier of, with respect to the period from January 1, 1991 through December 31, 1992, 2.0 times the amount remaining in the cash box after payoffs to players and, with respect to the period from January 1, 1993 through December 31, 1993, 2.5 times the amount remaining in the cash box after payouts to players. Commencing January 1, 1994 the tax rate was changed to
0.1304 times the cash handled by a machine. During mid-1994, the German government effected a tax law revision based on a European Court ruling whereby V.A.T. charged to the operators of wall machines was significantly reduced. See "Business--German Operations--Industry Overview." In accordance with the ruling, for all cases arising on or after, or that were pending on, July 5, 1994, the basis for taxation has been the cash remaining in the machines. The rule requiring a minimum payout percentage is applied to the amount remaining in the cash box net of such V.A.T. Depending on the municipality in which a machine is located, operators may also have to pay a monthly leisure tax on each machine of up to DM 600 (approximately $419).


    The business conducted by Wulff had benefitted from the Berlin Promotion Act, a special tax statute which was intended to support the economy of West Berlin in various ways. With the reunification of Germany, the need for benefits provided by the law is perceived to have decreased. Consequently, the German government has enacted amendments to the Berlin Promotion Act which are designed to phase out, over a number of years, most of the tax benefits and incentives provided by the law. These tax benefits and incentives have been changed in five ways: (i) the V.A.T. rebates of up to 10% to enterprises located in West Berlin for sales to German customers outside West Berlin were eliminated by January 1, 1994, which began with an initial 30% decrease on January 1, 1992, and continued with further decreases of 20% on July 1, 1992, 25% on January 1, 1993 and 25% on January 1, 1994; (ii) the V.A.T. rebates of 4.2% for German (other than West Berlin) enterprises which purchase goods from West Berlin taxpayers' enterprises were abolished effective July 1, 1991; (iii) special accelerated depreciation allowances which permitted West Berlin taxpayers to pay to write off 75% of the cost of qualifying fixed assets at any time during the first three years after acquisition have been modified to limit the write off to 50%; (iv) certain special investment subsidies have been restricted and were completely eliminated by the end of 1994; and (v) tax credits on German federal income taxes were reduced from 22.5% in 1990 to 20% in 1991, 13.5% in 1992, 9.0% in 1993 and 4.5%
in 1994, and were phased out completely by December 31, 1994.

    During 1995, Wulff increased the amount of V.A.T. reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million.

                                   MANAGEMENT


    The name, age, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Alliance as of May 24, 1996 is set forth below. No director or executive officer is related by blood, marriage or adoption to any other director or executive officer.



NAME                             AGE                             POSITION WITH THE COMPANY
- ---------------------------      ---      ------------------------------------------------------------------------
Steve Greathouse                     45   Chairman of the Board, President and Chief Executive Officer
Anthony DiCesare                     33   Director and Executive Vice President--Development
Craig Fields                         49   Vice Chairman of the Board
Joel Kirschbaum                      45   Director and Consultant
David Robbins                        36   Director
Alfred H. Wilms                      51   Director
Shannon L. Bybee                     56   Executive Vice President--Government Affairs and Special Advisor to the
                                            Board of Directors
John W. Alderfer                     51   Senior Vice President--Finance and Administration; Chief Financial
                                            Officer and Treasurer
David D. Johnson                     44   Senior Vice President, General Counsel and Secretary
Robert L. Miodunski                  45   Senior Vice President--Nevada Route Group
Robert M. Hester                     40   Vice President--Human Resources and Administration
Johnann F. McIlwain                  49   Vice President--Marketing
Robert L. Saxton                     42   Vice President--Casino Group
Robert A. Woodson                    46   Vice President--Regulatory Compliance



    Steve Greathouse joined Alliance as President and Chief Executive Officer in August 1994, was appointed a director in October 1994, and became Chairman of the Board in March 1995. Mr. Greathouse, who has held various positions in the gaming industry since 1974, most recently served as the President of the Harrah's Casino Hotels Division of The Promus Companies Incorporated from September 1993 to July 1994. In this position, Mr. Greathouse had responsibility for Harrah's resorts in Las Vegas, Laughlin, Reno, Lake Tahoe and Atlantic City. From July 1991 to September 1993, Mr. Greathouse served as President and (from
1990) Chief Operating Officer of Harrah's Southern Nevada, overseeing the operations of Harrah's Las Vegas and Harrah's Laughlin. From 1990 to July 1991, Mr. Greathouse served as Executive Vice President of Harrah's Southern Nevada. Mr. Greathouse is an active member and has served as the

Chairman of the Board of the Nevada Resort Association and is on the Executive Committee of United Way of Southern Nevada. He has also served as a member of the Board of Directors of the Las Vegas Convention and Visitors Authority and on the Executive Committee of the Nevada Development Authority.


    Anthony L. DiCesare was employed by KIC from April 1991 to July 1994 and joined Alliance as Executive Vice President--Development and as a director in July 1994. Prior to that time and following his graduation from business school in 1989 he was employed as an associate at Wasserstein, Perella & Co., Inc. from September 1989 to April 1991, where he worked in the Mergers and Acquisitions group.


    Dr. Craig Fields was appointed a director in October 1994 and became Vice Chairman of the Board in March 1995. Dr. Fields was employed by the U.S. Department of Defense Advanced Research Projects Agency ("ARPA") from 1974 to 1990. He joined the Microelectronics and Computer Technology Corporation ("MCC") in 1990 as President and later became Chairman and CEO. He left MCC in 1994, and serves as director of two publicly-traded corporations in addition to the Company, Ensco, Inc. and Projectavision, Inc.


    Joel Kirschbaum was appointed a director in July 1994 and served as Chairman of the Board from July 1994 to March 1995. Mr. Kirschbaum is the sole stockholder, director and officer of KIC, which is the sole general partner in Kirkland, and of GSA, Inc. ("GSI"), the sole general partner in Gaming Systems Advisors, L.P. ("GSA"). He has been engaged in operating the businesses of KIC and Kirkland since January 1991 when KIC and Kirkland were established, and GSI and GSA since June 1993. Prior to that time, he worked at Goldman, Sachs & Co. for 13 years, during the last six of which he was a General Partner. When he established KIC and Kirkland, Mr. Kirschbaum resigned his general partnership interest in Goldman, Sachs & Co. and became a limited partner. Mr. Kirschbaum resigned his limited partnership interest in Goldman, Sachs & Co. in November 1993.


    David Robbins was appointed a director in July 1994. Mr. Robbins has been an attorney with O'Sullivan, Graev & Karabell from September 1995 to the present. From May 1993 to September 1995, Mr. Robbins was an attorney with Kramer, Levin, Naftalis, Kamin & Frankel. From September 1984 to May 1993, Mr. Robbins was an attorney with Cahill Gordon & Reindel.


    Alfred H. Wilms has served as a director of Alliance since November 1983. He served as Chief Executive Officer of Alliance from December 1984 to July 1994 and as Chairman of the Board of Alliance from August 1986 to July 1994. From 1976 through 1989, Mr. Wilms served as President of Wilms Distributing Company, Inc. and Wilms Export Company, N.V., a Belgian company engaged in the distribution of amusement and gaming equipment. From 1971 through 1976, Mr. Wilms held various positions with Bally Continental, including positions in research and development, marketing, sales, gaming operation and management, and, from 1974 through 1979, he served as a director of Bally Manufacturing Corp. Mr. Wilms is currently President and a director of Aqualandia, the largest waterpark in Europe; President and a director of Gibsa, a real estate company located in Spain; and a director of Jardin Parks, a real estate company located in Spain. Mr. Wilms is a citizen and resident of Belgium.



    Shannon L. Bybee joined Alliance in July 1993 and served as President and Chief Operating Officer until July 1994. In July 1994, Mr. Bybee assumed the roles of Executive Vice President--Government Affairs and Special Advisor to the Board of Directors and also took a position as Associate Professor with the William F. Harrah College of Hotel Administration and the UNLV International Gaming Institute at the University of Nevada, Las Vegas. Mr. Bybee currently serves as a member of the board of directors of The Claridge Hotel and Casino Corporation, a position he has held since August 1988. Prior to his association with Alliance, Mr. Bybee had served as Chief Executive Officer of The Claridge Hotel and Casino Corporation from August 1989 to July 1993. From 1983 to 1987 Mr. Bybee served as Senior Vice President and from 1978 to 1981 as Vice President of Golden Nugget, Inc. (now Mirage Resorts, Inc.).



    John W. Alderfer joined Alliance in September 1990 as Vice President, Chief Financial Officer and Treasurer. Mr. Alderfer was subsequently promoted to Senior Vice President--Finance and Administration, in December 1993. Prior to joining Alliance, Mr. Alderfer was the Chief Financial Officer of The Bicycle Club, a Los Angeles-based card casino, from February 1989 to September 1990.

    David D. Johnson joined Alliance as Senior Vice President, General Counsel and Secretary in March 1995. Previously, Mr. Johnson developed extensive gaming industry experience representing a diverse group of casino clients as a Senior Partner at Schreck, Jones, Bernhard, Woloson & Godfrey, a Nevada law firm where he was employed from January 1987 to April 1995. Prior to joining Schreck, Jones, Bernhard, Woloson & Godfrey, Mr. Johnson served as Chief Deputy Attorney General for the gaming division of the Nevada Attorney General's Office. Mr. Johnson serves as Vice Chairman of the Executive Committee of the Nevada State Bar's Gaming Law Section and is an officer and founding member of the Nevada Gaming Attorneys Association.



    Robert L. Miodunski joined Alliance as Senior Vice President--Nevada Route Group in March 1994. From January 1991 to March 1994, Mr. Miondunski was President of Mulholland-Harper Company, a sign manufacturing and service company. From 1984 through 1990, Mr. Miodunski held various positions with Federal Signal Company, the most recent being Vice President and General Manager of the Midwest Region of the Sign Group.



    Robert M. Hester joined Alliance in October 1993 as Director of Human Resources and was promoted to Vice President--Human Resources and Administration in December 1993. From 1989 to 1993, Mr. Hester was Director of Human Resources for Sam's Town Hotel and Casino in Las Vegas.



    Johnann F. McIlwain joined Alliance in June 1994 as Vice President--Marketing. From 1991 to 1992, Ms. McIlwain was Vice President of Marketing of Greenwood, Inc. a Philadelphia-based gaming and entertainment company. From 1989 to 1991, she was Director of Marketing Services for Hospitality Franchise Systems, Inc. in Parsippany, New Jersey. Prior to joining Hospitality Franchise Systems, Inc. Ms. McIlwain served as Director of Advertising for the Resorts International Casino Hotel and the Trump Taj Mahal Casino Hotel.



    Robert L. Saxton joined Alliance in 1982 as Corporate Controller and was elected Vice President-- Casino Group in December 1993. Since joining Alliance, Mr. Saxton has held various management positions with the Nevada Route Group and is currently responsible for casino operations. He also serves as President of Alliance's Louisiana subsidiaries.



    Robert A. Woodson joined Alliance in 1988 as Director of Gaming Compliance and was promoted to Vice President--Regulatory Compliance in September 1993. Prior to joining Alliance, Mr. Woodson was with the Investigation Division of the State of Nevada Gaming Control Board for 10 years.



    Following consummation of the Merger, the Company intends to evaluate the composition of its Board of Directors to insure that the Board includes individuals having appropriate skills and experience in light of the expanded scope of the Company's operations following the Merger. With the exception of Hans Kloss, who, subject to regulatory approval, will continue as President of BGII and Managing Director of Wulff, and Robert Conover, who will continue as President of Systems, and Richard Gillman and Neil Jenkins, who will not continue with the Company, the current executive officers of BGII, if any, who will be employed by the Company after the Merger have not yet been determined. The Company expects that a substantial number of BGII officers will remain employed by the Company following consummation of the Merger.


    Hans Kloss has been a Director of BGII since August 1991 and President and Chief Operating Officer of BGII since May 1993. Mr. Kloss has been the Managing Director of BGII's German subsidiaries, Bally Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH, since 1981 and has been employed by those companies since 1970.

    Robert Conover is the President of Systems and has held that position since November 1990. Mr. Conover also serves as Vice-President and Chief Information Officer of BEC and has served as such since December 1992. Mr. Conover is also Senior Vice-President in charge of Management Information Systems Operations at the BEC subsidiaries that operate casino hotels, and has held that position since 1983.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             HOLDERS AND MANAGEMENT


    The following table sets forth certain information as of May 24, 1996 with respect to the beneficial ownership of the Common Stock, which constitutes the Alliance's only outstanding class of voting securities, by (i) each person who, to the knowledge of Alliance, beneficially owned more than 5% of the Common Stock, (ii) each director of the Company, (iii) the named executive officers of Alliance (as defined in the Exchange Act) and (iv) all executive officers and directors of Alliance as a group:



                                                                                         POST-TRANSACTION
                                                  AMOUNT OF        PRE-TRANSACTION          PERCENT OF
                                                   SHARES        PERCENT OF CLASS(1)      CLASS(1)(2)(3)
                                               ---------------  ---------------------  --------------------
Alfred H. Wilms..............................    7,034,082(4)             46.9%                 24.4%
Donaldson, Lufkin & Jenrette Securities          1,695,500(5)             11.6%                  5.9%
 Corporation ................................
  277 Park Avenue
  New York, New York 10172
Joel Kirschbaum .............................    1,333,333(6)             10.3%                  5.0%
 Kirkland Investment Corporation
 Kirkland-Ft. Worth Corporation
 Investment Partners, L.P.
 535 Madison Avenue
 New York, New York 10022
Gaming Systems Advisors, L.P. ...............           --(7)            --                     --
 535 Madison Avenue
 New York, New York 10022
Steve Greathouse.............................      333,333(8)              1.9%                  1.3%
Anthony L. DiCesare..........................           --(9)            --                     --
Craig Fields.................................      125,000(10)            *                     *
David Robbins................................       20,000(11)            *                     *
Shannon L. Bybee.............................      210,000(12)             1.6%                 *
John W. Alderfer.............................      162,000(13)             1.2%                 *
David D. Johnson.............................       66,667(14)           --                     --
Robert L. Miodunski..........................       56,667(15)            *                     *
All executive officers and directors as a
 group.......................................    9,321,082(16)            46.5%                 27.5%


- ------------------------

 *   Less than 1%.


 (1) Excludes the effect of (a) the issuance of (i) 2,750,000 shares subject to warrants to Kirkland in connection with the Kirkland Investment, (ii) 1,250,000 shares subject to warrants to GSA pursuant to the GSA Advisory Agreement on September 21, 1993 and 2,500,000 shares subject to additional warrants issuable to GSA upon consummation of the Merger, both of which become exercisable in equal amounts only when the stock price reaches $11, $13 and $15, and (iii) 750,000, 250,000 and 30,000 shares subject to warrants issued to Donaldson, Lufkin & Jenrette Securities Corporation, Oppenheimer & Co. Inc. ("Oppenheimer") and L.H. Friend ("Friend"),
     respectively, in connection with the issuance of the Old Convertible Debentures, and (iv) 250,000 shares subject to warrants issued to Cerberus Partners L.P. and certain affiliates of Canyon Partners, Inc., in September 1995, and (b) shares covered by employee stock options other than those deemed beneficially owned by executive officers and directors.

 (2) Assumes the issuance of approximately 735,000 shares to BGII stockholders in the Merger, approximately 1,250,000 shares in the Private Placement, approximately 933,000 shares in partial satisfaction of BGII employee contract termination costs and performance unit awards, and approximately 10,950,000 shares in the Exchange Offer and the Automatic Conversion.


 (3) Excludes the effect of BGII obligations assumed by Alliance with respect to each outstanding stock option and warrant to purchase shares of BGII common stock, which options and warrants represented an aggregate of 752,500 and 1,498,000 shares of BGII common stock, respectively.


 (4) Includes 2,000,000 shares represented by the warrants issued to Mr. Wilms. Mr. Wilms' mailing address is 4380 Boulder Highway, Las Vegas, Nevada 89121. See "Certain Relationships and Related Transactions."



 (5) Donaldson, Lufkin & Jenrette Securities Corporation and certain affiliated entities filed on February 14, 1995, as amended on February 14, 1996, a
     Schedule 13G indicating ownership as of December 31, 1995, of (i) 1,193,500 shares issuable upon conversion of Convertible Debentures held by it, (ii) 500,000 shares which may be acquired upon exercise of certain warrants issued to Donaldson, Lufkin & Jenrette Securities Corporation and (iii) 2,000 shares. Excludes warrants exercisable for 250,000 shares issued to Donaldson, Lufkin & Jenrette Securities Corporation which will vest when the price of the Common Stock reaches $13 per share following consummation of the Merger or any similar transaction.



 (6) Based upon information contained in a Schedule 13D filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995, and provided to Alliance by such persons (except as to percent of class) which indicated that each of them held sole voting and disposition over all such shares. Of such shares, certain amounts have been or may be sold or distributed to Friend, Mr. DiCesare and, possibly, certain other persons, as set forth in the Schedule 13D provided to Alliance by Mr. Kirschbaum, KIC, Kirkland and GSA.



 (7) Based upon information contained in a Schedule 13D filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995 and provided to Alliance by such person jointly with Mr. Kirschbaum, KIC and Kirkland.



 (8) Includes options to purchase shares of Common Stock pursuant to the Alliance 1991 Plan, a portion of which vested in 1995 and excludes warrants exercisable for 250,000 shares portions of which became exercisable in equal amounts only when the stock price reaches $11, $13 and $15.



 (9) Based upon information contained in a Schedule 13D filed on June 23, 1994, as amended on September 28, 1995 and November 6, 1995 and provided to Alliance by Mr. Kirschbaum, KIC, Kirkland and GSA. As set forth in such
     Schedule 13D, as amended, Mr. DiCesare has certain rights to receive a portion of the securities that KIC would be entitled to receive upon dissolution of Kirkland and that GSI would be entitled to receive upon dissolution of GSA.



(10) Includes 125,000 shares subject to options that are currently exercisable or will become exercisable within 60 days. Excludes warrants exercisable for 250,000 shares portions of which become exercisable in equal amounts only when the stock price reaches $11, $13 and $15 and options exercisable in equal amounts for 150,000 shares which will be issued within 30 days of the consummation of the Merger. See "Certain Relationships and Related Transactions."



(11) Pursuant  to  options  granted  to  Mr.  Robbins  by  Kirkland.  Based   on
     information contained in the Schedule 13D referred to in Note 5 above.



(12) Includes 210,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.



(13) Includes 162,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.

(14) Includes 66,667 shares subject to options that are currently exercisable or will become exercisable within 60 days.



(15) Includes 17,000 shares subject to options that are currently exercisable or will become exercisable within 60 days.



(16) Includes 2,676,000 shares subject to options and warrants that are currently exercisable or will become exercisable within 60 days.


STOCKHOLDERS AGREEMENT


    On July 14, 1994, as contemplated by the Stockholders Agreement dated as of September 21, 1993 by and among Alliance, KIC, GSA, Kirkland and Mr. Wilms (as amended, the "Stockholders Agreement"), the Alliance Board of Directors was reconfigured to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, David Robbins and Jay R. Gottlieb) and three persons designated by Mr. Wilms (Messrs. Wilms, David A. Scheinman and Sidney Sosin). The Stockholders Agreement and related transactions are more fully described in the Alliance Forms 8-K dated June 25, 1993, September 21, 1993 and July 14, 1994 and in its Information Statement dated June 29, 1994. On October 20, 1994, the Stockholders Agreement was amended to reconfigure the Board of Directors of Alliance to consist of four persons designated by KIC (Messrs. Kirschbaum, DiCesare, Robbins and Gottlieb), one person designated by Mr. Wilms (Mr. Wilms) and two new directors designated by a majority of the Board of Directors of Alliance. The Stockholders Agreement obligates Mr. Wilms to vote his shares for such persons nominated by KIC. On October 20, 1994 Mr. Greathouse and Dr. Fields were appointed to the Board to fill vacancies created upon the resignation of Messrs. Scheinman and Sosin. As amended, the Stockholders Agreement also provides that Mr. Wilms may designate two persons (currently Messrs. Scheinman and Sosin) (the "Advisors") who will be observers of, and advisors to, the Board of Directors and who will be entitled to attend all of the Alliance Board of Directors' meetings and receive all information furnished to members of the Board. Mr. Wilms and/or at least one Advisor will be entitled to attend all meetings of the committees of Alliance's and its subsidiaries' Boards of Directors. In addition, Mr. Wilms is contractually obligated until September 21, 1997 to vote his shares of Common Stock in favor of four nominees of KIC to the Alliance Board of Directors. See "Certain Relationships and Related Transactions."


OUTSTANDING OPTIONS AND CONVERTIBLE SECURITIES


    Immediately following the Transaction (and assuming that $50.0 million principal amount of New Convertible Debentures are exchanged pursuant to the Exchange Offer and converted into Common Stock and none into Series E Preferred Stock pursuant to the Automatic Conversion and that $35.0 million in Old Convertible Debentures remain outstanding), the Company will have outstanding options, warrants and convertible securities which will be exercisable in the aggregate for approximately 15,900,000 shares of Common Stock, as described below. The following description does not purport to be complete and is qualified in its entirety by reference to the documents and agreements related to the items described which are incorporated by reference as exhibits to the Registration Statement of which this prospectus is a part.


    ALLIANCE


    OPTIONS. Alliance has two stock option plans currently in effect: the United Gaming, Inc. 1991 Long-Term Incentive Plan and the Gaming and Technology, Inc. 1984 Employee Stock Option Plan. Pursuant to these two plans, an aggregate of 5,000,000 shares of Common Stock are issuable, as to which options covering 2,162,834 shares were outstanding and options covering 1,088,644 shares were exercisable as of March 31, 1996. In addition, Alliance has agreed to issue to Dr. Fields options exercisable for 150,000 shares within 30 days of the consummation of the Merger.


    WARRANTS. Alliance has issued warrants to purchase shares of Common Stock to the following persons in the amounts set forth below:

    (1) Mr. Wilms: warrants to purchase 2,000,000 shares at a purchase price of $2.50 per share (and in certain circumstances in a "cashless" transaction), and which expire on September 1, 1998, issued in connection with the VSI Loan;

    (2) Kirkland: warrants to purchase 2,750,000 shares at a purchase price of $1.50 per share, divided equally among warrants which become exercisable when the price of the Common Stock reaches $11, $13 and $15 per share and which expire on September 21, 1999, issued in connection with the Kirkland Investment;


    (3) GSA: warrants to purchase 1,250,000 shares at a purchase price of $1.50 per share, divided equally among warrants which become exercisable when the price of the Common Stock reaches $11, $13 and $15 per share and which expire on September 21, 1999 issued pursuant to the GSA Advisory Agreement, and additional warrants to purchase 2,500,000 shares issuable on the same terms (other than their respective expiration dates) upon consummation of the Merger;



    (4) Donaldson, Lufkin & Jenrette Securities Corporation: warrants to purchase 500,000 shares at a purchase price of $8.25 per share, issued in connection with the issuance of the Old Convertible Debentures, and additional warrants to purchase 250,000 shares at a purchase price of $8.25 per share which will vest when the price of the Common Stock reaches $13 per share following consummation of the Merger or any similar transaction, all of which expire on September 21, 1999;



    (5) Oppenheimer: warrants to purchase 250,000 shares of Common Stock at a purchase price of $8.25 per share and which expire on September 21, 1999, issued in connection with the issuance of the Old Convertible Debentures;



    (6) Cerberus Partners, L.P. and Canyon Partners, Inc.: warrants expiring in 2002 to purchase 250,000 shares of Common Stock at a purchase price of $3.75 per share, issued in connection with a firm commitment by Cerberus Partners, L.P. and affiliates of Canyon Partners, Inc. to Alliance in September 1995 relating to financing for Alliance's tender offer and consent solicitation;


    (7) Mr. Greathouse: warrants to purchase 250,000 shares on terms substantially the same as the warrants issued to GSA described in clause (3) above and which expire on August 15, 2000, issued in connection with his employment;

    (8) Dr. Fields: warrants to purchase 250,000 shares on terms substantially the same as the warrants issued to GSA described in clause (3) above and which expire on September 21, 2000, issued in connection with an agreement between Dr. Fields and Alliance upon his becoming a director; and


    (9) Friend: warrants to purchase 30,000 shares at a purchase price of $1.50 per share divided equally among warrants which become exercisable when the price of the Common Stock reaches $11, $13 and $15 per share and which expire on September 21, 1999, issued in connection with the issuance of the Old Convertible Debentures.


    BGII


    OPTIONS. BGII has three stock option plans currently in effect: the 1991 Incentive Plan (the "BGII 1991 Incentive Plan"), the 1991 Non-employee Directors' Option Plan (the "BGII 1991 Directors' Plan") and the 1994 Stock Option Plan for Non-Employee Directors (the "BGII 1994 Plan"). Under the BGII 1991 Incentive Plan, 852,500 options were issued to employees of BGII, including 365,000 options held by executive officers. Under the BGII 1991 Directors' Plan, 100,000 options were issued to non-employee directors of BGII. Under the BGII 1994 Plan, 100,000 options were issued to non-employee directors of BGII.


    Pursuant to the Merger Agreement, Alliance will assume BGII's obligations with respect to each outstanding option, and such options will be exercisable for the Merger consideration per share of BGII common stock subject to such options, except that at the election of any employee of BGII (other than Messrs. Gillman, Jenkins and Kloss) immediately prior to the effective time, any such options held (not more than 552,500 in the aggregate) will be instead exercisable for a number of shares of Common Stock equal to the number of shares of BGII common stock subject thereto at an exercise price equal to the Alliance Average Trading Price. See "The Merger and Related Financings."

    WARRANTS. BGII issued warrants to purchase 1.2 million shares of BGII common stock at a purchase price of $12.50 per share, exercisable after the BGII common stock has traded at or above a price of $20 per share for 20 consecutive trading days and under certain other circumstances, expiring on July 29, 1998, which were issued in connection with the private placement of its 10 3/8% Senior Secured Notes due July 1998. In addition, BGII issued warrants to purchase
300,000 shares of BGII common stock at a purchase price of $15 per share, exercisable during a four-year period ending November 11, 1996, issued to the underwriters of the initial public offering of BGII's common stock, of which 2,000 warrants have been exercised.

    Pursuant to the Merger Agreement, Alliance will assume BGII's obligation with respect to each outstanding warrant, and such warrants will be exercisable for the Merger consideration per share of BGII common stock subject to such warrants. See "The Merger and Related Financings."

    PERFORMANCE UNITS. Under the BGII 1992 Restricted Stock Performance Plan, BGII granted awards of performance units comprised of stock and cash to certain members of its senior management based upon specific performance objectives. Such performance units vest under certain circumstances following a change in control, including as a result of the Merger. Alliance has agreed to make payments to certain executive officers in connection with their employment agreements and performance unit awards. See "The Merger and Related Financings."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    In March 1992, Mr. Wilms committed to provide the VSI Loan to Alliance's majority controlled subsidiary, VSI. As consideration for Mr. Wilms commitment, Alliance issued to Mr. Wilms a warrant to purchase 200,000 shares of Alliance Common Stock at a purchase price of $2.50 per share and agreed to issue an additional warrant to purchase 1.8 million shares of Common Stock at a purchase price of $2.50 per share upon funding of the full amount of such loan. Mr. Wilms is entitled to one demand and unlimited piggyback registration rights covering resale for the Common Stock underlying the warrants (previously defined as the Wilms Warrants). The exercise price of the warrants was determined based on an analysis of, and a fairness opinion with respect to, the transaction and on the price range of the Common Stock during a period prior to announcement of Alliance's expansion into Louisiana. The VSI Loan requires quarterly interest and principal payments with an interest rate equal to 2% above the London InterBank Offered Rate, adjusted quarterly. The VSI Loan is currently held by CTC, a Belgian corporation owned by Mr. Wilms and members of his family.



    At June 30, 1993, Mr. Wilms had funded $6.0 million of the VSI Loan. On August 2, 1993, the Board unanimously approved (except that Mr. Wilms abstained from voting) the execution of a new Loan and Security Agreement and amendment of the Wilms Warrants. CTC assumed Mr. Wilms' rights and obligations under the VSI Loan. The VSI Loan grants CTC a security interest in substantially all of VSI's present and future personal property; provided, however, that CTC's security interest will be subordinated to certain purchase money indebtedness incurred by VSI in the purchase from unaffiliated persons of inventory or equipment, and working capital loans to VSI from unaffiliated persons. Pursuant to the terms of the VSI Loan, VSI may not pay cash dividends or make any distributions of its property. The VSI Loan matures on September 21, 1998 and provides for quarterly principal payments beginning September 1, 1993, rising from approximately $280,000 to $360,000 over its term. CTC has funded the full $6.5 million original principal amount of the VSI Loan and Alliance has issued to Mr. Wilms the warrant to purchase 1.8 million shares of Common Stock. Pursuant to the 1993 amendments to the VSI Loan, the maturity date of the VSI loan was extended one year and the terms of the Wilms Warrants were also amended to extend their exercise period to September 1, 1998 and to provide for a "cashless" exercise of the Wilms Warrants under certain circumstances. No change was made in the interest rate applicable to the VSI Loan or in the number of shares or the exercise price of the Wilms Warrants. Alliance agreed to pay Mr. Wilms out-of-pocket expenses incurred in connection with the transactions with Kirkland, the restructuring of the VSI Loan and the related documentation in an aggregate amount of $201,750. As of March 31, 1996 the aggregate amount of the VSI Loan outstanding was approximately $3.7 million.


    Under the terms of the Letter Agreement, dated as of June 25, 1993, between Kirkland, KIC, Alliance and, as to certain provisions, Mr. Wilms, and the related Securities Purchase Agreement, dated as of September 21, 1994, Alliance agreed to make payments to Kirkland at the rate of $350,000 per year in reimbursement to Kirkland for its aggregate costs and expenses in conducting its business as related to Alliance. Such payments aggregated approximately $272,000, $346,000 and $597,000 in fiscal years 1993 through 1995, respectively.

    In connection with the closing of the Kirkland Investment and the related Nevada licensing process (completed June 23,1994), Alliance is obligated to reimburse Kirkland for an aggregate of approximately $312,000 in out-of-pocket expenses.


    Pursuant to a letter agreement dated June 25, 1993 among GSA, Alliance and Mr. Wilms, Alliance engaged GSA to assist it in among other things, identifying opportunities for strategic transactions and in structuring and negotiating such transactions. In connection with its retention of GSA for financial advisory services, Alliance has issued to it warrants to purchase 1,250,000 shares of Common Stock with an exercise price of $1.50 per share. Upon consummation of the Merger, GSA will be entitled to receive additional warrants to purchase 2,500,000 shares of Common Stock on the same terms. Joel Kirschbaum, a director of and consultant to Alliance, is the president, sole director and sole stockholder of GSI, the sole general partner of GSA. Mr. DiCesare, a director and Executive Vice President-Development of Alliance, has the right to receive 20% of the issued warrants (which percentage may increase in certain circumstances) to be distributed to GSI by GSA.


    The Stockholders Agreement contains certain registration rights running in favor of Kirkland, KIC, GSA, Mr. Wilms and their respective transferees, including up to four demand registration rights each (and additional demand rights for Mr. Wilms under certain circumstances), at the expense of the Company, and provisions granting Mr. Wilms the right to participate in certain offerings of securities by the Company and by KIC and its transferees.

    Pursuant to an agreement with Alliance, Dr. Fields, Vice Chairman of the Alliance Board, will within 30 days of the consummation of the Merger receive options to purchase 150,000 shares of Common Stock.

    David Robbins, a director of Alliance appointed to the Board of Directors in July 1994, was employed until July 1995 by the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel which has represented Alliance in various matters. The firm received fees from Alliance of $1,046,000 and $493,000 in fiscal 1994 and 1995, respectively.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

CONVERTIBLE DEBENTURES


    GENERAL.    Alliance  currently  has  outstanding  $85.0  million  aggregate principal amount of 7 1/2% Convertible Subordinated Debentures due 2003, although the information appearing elsewhere in this Prospectus, unless stated otherwise, assumes the exchange of $50.0 million of the Old Convertible
Debentures into New Convertible Debentures, and the subsequent Automatic Conversion into Common Stock or Series E Preferred Stock in lieu thereof. The Old Convertible Debentures pay 7 1/2% interest per annum payable on a semi-annual basis. The Old Convertible Debentures are convertible into shares of Common Stock at any time prior to maturity (unless previously redeemed) at a conversion price of $10.00 (the "Conversion Price") with each $1,000 principal amount being convertible into 100 shares of Common Stock. The Company may, at its option, redeem the Old Convertible Debentures at a redemption price equal to the principal amount of such Old Convertible Debentures, together with accrued interest, plus a specified redemption premium. The Old Convertible Debentures also contain certain required redemption obligations at the option of the holders of the Old Convertible Debentures. The following description of the Old Convertible Debentures does not purport to be complete and is subject to and qualified in its entirety by reference to the agreements related to such Convertible Debentures which have been filed as exhibits to Alliance's Form S-2 Registration Statement No. 33-72990 and subsequent amendments thereto.



    CHANGE IN CONTROL. Upon the occurrence of a Change in Control (as defined in the Old Convertible Debentures), each holder of Old Convertible Debentures will have the right to require the Company to purchase all or any of such holder's Old Convertible Debentures at 101% of the principal amount thereof, plus accrued interest to the date of such purchase. The Merger will not constitute a Change of Control under the Old Convertible Debentures.



    SUBORDINATION. The Old Convertible Debentures are subordinated in right of payment to all indebtedness of Alliance, including the principal of and premium, if any, and interest on such indebtedness, whether outstanding or created in the future, for borrowed money, for indebtedness incurred in connection with acquisitions, and for money owned or reimbursement obligations under letters of credit or under any lease of real or personal property, which obligations are capitalized on Alliance's books.


SUBSIDIARY INDEBTEDNESS


    Set forth below is a brief summary of certain indebtedness of the subsidiaries of the Company, which will remain outstanding after the Merger. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the agreements related to such indebtedness which have been filed as exhibits to, or incorporated by reference in, each Registration Statement of which this Prospectus forms a part.


VSI LOAN


    In March 1992, Alfred H. Wilms committed to provide to VSI, a subordinated loan of up to $6.5 million. The VSI Loan, bears interest at a rate equal to the London Interbank Offered Rate for a period of ninety days plus 2%, payable quarterly, and is due on September 21, 1998. The VSI Loan is secured by liens in favor of CTC, an affiliate of Mr. Wilms, on substantially all of VSI's assets. Pursuant to the terms of the VSI Loan, VSI may not pay cash dividends or make any distribution of its property. As of March 31, 1996, there was an outstanding balance of $3.7 million on this loan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions."


RAINBOW CASINO


    In connection with the completion of the Rainbow Casino, HFS provided financing to RCC on August 3, 1993, consisting of a $7.5 million loan secured by a first priority lien on all of the assets of the project. Such assets are also pledged to secure a royalty payment required to be made by RCVP to an affiliate of HFS. The terms of the HFS financing provide that, in connection with the loan and certain marketing services provided by HFS to RCC, RCC will pay to HFS a royalty based upon the casino's annual gross gaming revenues of 12% on the first $40.0 million, 11% on the next $10.0 million, and 10% thereafter. See "Business--Casino Operations."



    On March 29, 1995, in exchange for commitments by Alliance and NGM, to provide additional financing (up to a maximum of $2.0 million each) to be used, among other things, for the completion of certain elements of the project. RCVP issued promissory notes to each of Alliance and NGM equal to the amount of such commitments. As of March 31, 1996, amounts outstanding under the HFS facility and the related financings aggregated $9.7 million. As adjusted, RCC is entitled to receive 10% of the net available cash flows (which amount shall increase to 20% of cash flow from gaming revenues above $35.0 million (I.E., only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. In addition, if during any continuous 12-month period until December 31, 1999 the casino achieved earnings from the project of at least $10.5 million before deducting depreciation, amortization, royalty and income taxes, then Alliance would be obligated to pay to certain principals of the original partnership an amount aggregating $1.0 million in cash or shares of Common Stock 180 days after the occurrence. The casino has achieved the required earnings as adjusted, and Alliance is obligated to make the required payment or issue the Common Stock (with the issuance being its expected course of action) by September 30, 1996.

                    DESCRIPTION OF THE SENIOR SECURED NOTES



    Set forth below is a summary of certain provisions of the Senior Secured Notes. The Senior Secured Notes will be issued pursuant to an indenture (the "Indenture") to be dated as of June , 1996 by and among Alliance Gaming
Corporation, the Guarantors and United States Trust Company of New York, as trustee (the "Trustee"), a copy of which is filed as an exhibit to each Registration Statement of which this Prospectus is a part. The Senior Secured Notes are also governed by certain provisions contained in the Trust Indenture Act. The following summary of certain provisions of the Indenture and the Collateral Agreements does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Indenture and the Collateral Agreements, including the definitions therein of certain terms used below. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Indenture. Wherever particular provisions of the Indenture are referred to in this summary, such provisions are incorporated by reference as a part of the statements made and such statements are qualified in their entirety by such reference. For purposes of this summary, the term "the Company" refers to Alliance Gaming Corporation, exclusive of its subsidiaries, following the Transaction and "Wulff" refers collectively to the Wulff Entities, in which BGII's German operations are to be conducted following the Wulff Realignment (as described in "The Merger and Related Financings").


GENERAL


    The Senior Secured Notes will be senior, secured, general obligations of the Company, limited in aggregate principal amount to $140.0 million and secured as set forth under "-- Security for the Senior Secured Notes" below. The Senior Secured Notes will be jointly and severally irrevocably and unconditionally guaranteed on a senior basis by each of the Company's present and future Subsidiaries, except RCVP, VSI, SVS, VDSI and Wulff (the "Guarantors"). The term "Subsidiaries" as used herein, however, does not include Unrestricted Subsidiaries. The Senior Secured Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.



    The Senior Secured  Notes will mature  on                , 2003. The  Senior
Secured Notes will bear interest at the rate per annum stated on the cover page hereof from the date of issuance or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on
           and             of each year,  commencing             , 1996, to  the
persons  in whose names such Senior Secured Notes are registered at the close of
business on the             or              immediately preceding such  Interest
Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.



    Principal of, premium, if any, and interest on the Senior Secured Notes will be payable, and the Senior Secured Notes may be presented for registration of transfer or exchange, at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. At the option of the Company, payment of interest may be made by check mailed to the holders of the Senior Secured Notes at the addresses set forth upon the registry books of the Company. No service charge will be made for any registration of transfer or exchange of Senior Secured Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee at 114 West 47th Street, New York, New York.



SECURITY FOR THE SENIOR SECURED NOTES



    Subject to certain limited exceptions, the obligations of the Company with respect to the Senior Secured Notes will be secured by an exclusive pledge of all Equity Interests directly or indirectly held by the Company or its Subsidiaries, whether currently owned or acquired in the future, except for its Equity Interests in BGII and its Subsidiaries, but including its Equity Interests in Alliance Holding Company, which has been formed to hold the equity interests in BGII and, indirectly, its subsidiaries (collectively, the "Collateral"). The Collateral will not include any other property or assets. The Company and certain Guarantors will enter into one or more pledge agreements (collectively, the "Collateral Agreements") that will provide for the pledge of the Collateral to the Trustee, as collateral agent, for the benefit of the holders of the Senior Secured Notes. Such pledges will secure the payment and performance when due of all of the obligations of the

Company and the Guarantors under the Indenture and the Senior Secured Notes. The Equity Interests of Subsidiaries that are not pledged as Collateral are not permitted to be pledged to any other person, except the Equity Interests in Wulff may be pledged to secure working capital facilities at Wulff. See the covenant "LIMITATION ON LIENS."



    The Indenture will contain certain covenants limiting the ability of the Company and its Subsidiaries to incur Indebtedness. However, subject to certain limitations, the Indenture permits the inventory and accounts receivable and certain other assets of Bally Gaming, Inc., Wulff and their Subsidiaries to be used to secure up to $40.0 million principal amount permitted to be outstanding under one or more working capital facilities. The Indenture also permits the incurrence of up to $20.0 million of Purchase Money Indebtedness, Capitalized Lease Obligations and other secured debt. See the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK." In addition, substantially all of the assets of RCVP and VSI, and certain of the assets of Wulff, will continue to be pledged to secure Indebtedness and other obligations of such persons. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Other Indebtedness." As a result, such encumbered assets will be available to satisfy obligations in respect of the Senior Secured Notes, if at all, only after such secured obligations are satisfied in full.



    Following an Event of Default, the Trustee, on behalf of the holders of the Senior Secured Notes, in addition to any rights or remedies available to it under the Indenture, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of foreclosure proceedings. The ability of the holders of the Senior Secured Notes to operate certain businesses of the Company or any Subsidiary after any foreclosure on the Collateral is subject to (x) restrictions under certain gaming regulations, including the approval of certain Gaming Authorities and (y) such other restrictions as may be applicable under the laws of other jurisdictions. See "Gaming Regulation and Licensing." If the Trustee takes possession of or otherwise acquires any of such facilities, the Trustee would be required to obtain a license from the Gaming Authorities of the relevant jurisdiction or jurisdictions to operate such facilities. Because potential bidders must satisfy licensing requirements, the number of potential bidders in a foreclosure sale will be less than in foreclosure of other types of facilities and such requirements may delay the sale of, and may adversely affect the sales price for, such businesses and other Collateral. In addition, the ability of the holders of Senior Secured Notes to realize upon the Collateral may be subject to certain other bankruptcy law or fraudulent transfer limitations in the event of a bankruptcy. Enforcement of each of the terms of the Indenture, the Collateral Agreements and the other documents and instruments executed in connection therewith is also subject to general principles of equity.


CERTAIN BANKRUPTCY LIMITATIONS


    The right of the Trustee to foreclose on the Collateral upon the occurrence of an Event of Default will likely be significantly impaired if a bankruptcy case under Title 11 of the Bankruptcy Code is commenced by or against the Company or any Guarantor prior to such foreclosure. Once such a case is commenced, the Bankruptcy Code prohibits a secured creditor, such as the Trustee, from commencing or pursuing a foreclosure on its collateral without bankruptcy court approval. Moreover, the bankruptcy court may decline to grant such approval, even if the debtor is in default under the applicable debt instruments, if it concludes that there exists or that the debtor can provide "adequate protection" for the interest of such secured creditor. The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral, as of the commencement of the case, and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of foreclosure during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict, in the event of the bankruptcy of the Company or any Guarantor, whether and for how long payments under the Senior Secured Notes would be delayed, whether or when the Trustee would be permitted to foreclose on the Collateral or whether or to what extent holders of the Senior Secured Notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." See "Risk Factors -- Fraudulent Transfer Considerations."

    The Company is a holding company, conducting all of its business through Subsidiaries, including the Guarantors. Holders of the Senior Secured Notes will be direct creditors of each Guarantor by virtue of its guarantee. Nonetheless, in the event of the bankruptcy or financial difficulty of a Guarantor, such Guarantor's obligations under its guarantee may be subject to review and avoidance under state and Federal fraudulent transfer laws. Among other things, such obligations may be avoided if a court concludes that such obligations were incurred for less than reasonably equivalent value or fair consideration at a time when the Guarantor was insolvent, was rendered insolvent, or was left with inadequate capital to conduct its business. A court would likely conclude that a Guarantor did not receive reasonably equivalent value or fair consideration to the extent that the aggregate amount of its liability on its guarantee exceeds the economic benefits it receives in the Transaction. See "Risk Factors -- Fraudulent Transfer Considerations." The obligations of each Guarantor under its guarantee will be limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law.



    If the obligations of a Guarantor under its guarantee were avoided, Holders of Senior Secured Notes would have to look to the assets of any remaining Guarantors for payment. There can be no assurance in that event that such assets would be sufficient to pay the outstanding principal and interest on the Senior Secured Notes.


REDEMPTION


    The Company will not have the right to redeem any Senior Secured Notes prior
to            , 2000 (other  than as described in the following paragraph).  The
Senior  Secured Notes will be redeemable at  the option of the Company, in whole
or in part, at any time on  or after              , 2000, upon not less than  30
days nor more than 60 days notice to each holder of Senior Secured Notes, at the following redemption prices (expressed as percentages of the principal amount)
if redeemed during  the 12-month period  commencing                of the  years
indicated below, in each case (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Redemption Date) together with accrued and unpaid interest thereon to the Redemption Date:



YEAR                                                                               PERCENTAGE
- ---------------------------------------------------------------------------------  -----------
2000.............................................................................           %
2001.............................................................................           %
2002 and thereafter..............................................................    100.000%



    The Senior Secured Notes of a holder will also be redeemable in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice (or such earlier date as may be required by any Gaming Authority) at 100% of the principal amount thereof, together with accrued and unpaid interest through the date on which such holder receives notice of disqualification (or such lesser price as such Gaming Authority may require), pursuant to a Required Regulatory Redemption. In certain circumstances, holders of the Senior Secured Notes may be required to qualify under regulations adopted by certain Gaming Authorities as a financial source to and as holders of securities of the Company. See "Gaming Regulation and Licensing." The Indenture will provide that if any Gaming Authority requires that a holder (whether the record or beneficial owner) so qualify and if such holder does not so qualify, then such holder must dispose of his interest in the Senior Secured Notes within 30 days after receipt of notice of such finding, or within such earlier time as such Gaming Authority may require.



    In the case of a partial redemption, the Trustee shall select the Senior Secured Notes or portions thereof for redemption on a pro rata basis, by lot or in such other manner it deems appropriate and fair. The Senior Secured Notes may be redeemed in part in multiples of $1,000 only.



    The Senior Secured Notes will not have the benefit of any mandatory redemption or sinking fund.



    Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to the holder of each Senior Secured Note to be redeemed to such holder's last address as then shown upon the registry books of the Registrar. Any notice which relates to a Senior Secured Note to be partially redeemed must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the date of redemption, upon surrender of such Senior Secured Note, a new Senior Secured Note or Senior Secured Notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the date fixed for redemption, interest will cease to accrue on the Senior Secured Notes or portions thereof called for redemption, unless the Company defaults in the payment thereof.


CERTAIN COVENANTS


    REPURCHASE OF SENIOR SECURED NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE OF CONTROL



    The Indenture will provide that in the event that a Change of Control has occurred, each holder of Senior Secured Notes will have the right, at such holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Change of Control Offer"), to require the Company to repurchase all or any part of such holder's Senior Secured Notes (PROVIDED, that the principal amount of such Senior Secured Notes must be $1,000 or an integral multiple thereof) on a date (the "Change of Control Purchase Date") that is no later than 60 days after the occurrence of such Change of Control, at a cash price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof (subject to the right of Holders of record on a Record Date to receive interest due on an Interest Payment Date that is on or prior to such Change in Control Purchase Date), together with accrued interest to the Change of Control Purchase Date. The Change of Control Offer will be made within 30 days following a Change of Control and will remain open for 20 Business Days following its commencement (the "Change of Control Offer Period"). Upon expiration of the Change of Control Offer Period, the Company shall purchase all Senior Secured Notes properly tendered in response to the Change of Control Offer.



    As used herein, a "Change of Control" is deemed to have occurred at such time as (i) any person or group (as the term "person" or "group" is used in
Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) other than an Exempt Person has become the beneficial owner (as defined) of 50% or more of the Company's capital stock having the power to vote in the election of directors under ordinary circumstances ("Voting Stock"), (ii) there shall be consummated any consolidation or merger of the Company that is not approved by at least a majority of the Continuing Directors (A) in which the Company is not the continuing or surviving corporation or (B) pursuant to which any Voting Stock of the Company would be converted into cash, securities or other property, in each case other than a consolidation or merger in which the holders of such Voting Stock immediately prior thereto have at least a majority of the Voting Stock, directly or indirectly, of the resulting or surviving corporation immediately after the consolidation or merger, (iii) any person acquires all or substantially all of the assets of the Company, in one transaction or a series of related transactions, or (iv) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company, together with any Continuing Directors, cease for any reason to constitute a majority of the Board of Directors of the Company then in office.



    An "Exempt Person" is defined as (A) the Company or any employee benefit plan or stock ownership plan of either the Company or any subsidiary of the Company or (B) any of Kirkland, KIC, GSA or Mr. Wilms, or any of their respective Affiliates, or any successor to any of Kirkland, KIC or GSA or any of their respective Affiliates by merger, sale or transfer of assets or similar transaction, or by a transfer from Mr. Wilms to any estate planning vehicle controlled by Mr. Wilms or established for the benefit of Mr. Wilms' family or his estate.



    On or before the Change of Control Purchase Date, the Company will (i) accept for payment Senior Secured Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest) of all Senior Secured Notes so tendered and (iii) deliver to the Trustee Senior Secured Notes so accepted together with an Officers' Certificate listing the Senior Secured Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Senior Secured Notes so accepted payment in an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Senior Secured Note equal in principal amount to any unpurchased portion of the Senior Secured

Note surrendered. Any Senior Secured Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.



    The Change of Control purchase feature of the Senior Secured Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. No assurance can be given that the Company will have sufficient funds available to purchase any Senior Secured Notes tendered in response to an offer made as a result of a Change of Control. See "Risk Factors
- -- Change of Control."



    The phrase "all or substantially all" of the assets of the Company will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred.


    Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws.

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK


    The Indenture will provide that, except as set forth below in this covenant, the Company and the Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an Acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur" or, as appropriate, an "incurrence"), any Indebtedness (including Acquired Indebtedness) or any Disqualified Capital Stock. Notwithstanding the foregoing:



    (a) if (i) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a PRO FORMA basis to, such incurrence of Indebtedness or Disqualified Capital Stock and (ii) on the date of such incurrence (the "Incurrence Date"), the Consolidated Coverage Ratio of the Company for the Reference Period immediately preceding the Incurrence Date, after giving effect on a PRO FORMA basis to such incurrence of such Indebtedness or Disqualified Capital Stock and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof,
would be at least 2.0 to 1 for incurrences on or prior to            , 1997  and
at least 2.25 to 1 for incurrences thereafter (the "Debt Incurrence Ratio"), then the Company may incur such Indebtedness or Disqualified Capital Stock, PROVIDED, that except in the case of Acquired Indebtedness, such Indebtedness incurred pursuant to this clause (a) has an Average Life to Stated Maturity that exceeds the remaining Average Life to Stated Maturity of the Senior Secured Notes and has a Stated Maturity for its final scheduled principal or (in the case of Disqualified Capital Stock) redemption payment, as applicable, later than the Stated Maturity for the final scheduled principal payment of the Senior Secured Notes;



    (b) the Company or any Guarantor may incur Indebtedness evidenced by the Senior Secured Notes and the Guarantees and represented by the Indenture up to the amounts specified therein as of the date thereof, and the Company or any Subsidiary may incur other Indebtedness outstanding on the Issue Date (after giving effect to the Transaction);



    (c) the Company or any Subsidiary may incur Purchase Money Indebtedness, Capitalized Lease Obligations and Indebtedness secured solely by the current BGII headquarters and site ("BGII Site Indebtedness") (including any Indebtedness issued to refinance, replace or refund such Indebtedness) on or after the Issue Date, PROVIDED, that (i) the aggregate amount of such Indebtedness incurred on or after the Issue Date and outstanding at any time pursuant to this paragraph (c) shall not exceed $20.0 million, and (ii) such Indebtedness other than BGII Site Indebtedness shall not constitute less than 75% nor more than 100% of the cost (determined in accordance with GAAP) to the Company or such Subsidiary, as applicable, of the property so purchased, constructed or leased;


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

    (d) the Company or any Subsidiary, as applicable, may incur Refinancing Indebtedness with respect to any Indebtedness or Disqualified Capital Stock, as applicable, of such Person described in clauses (a) and (b) of this covenant so long as such Refinancing Indebtedness is secured only by the assets (if any) that secured the Indebtedness so refinanced;



    (e) Bally Gaming, Inc., Wulff and their Subsidiaries may incur Indebtedness under one or more working capital facilities in an aggregate amount outstanding at any time (including any Indebtedness which refinances, replaces or refunds such Indebtedness) of up to $40.0 million, less any amounts outstanding pursuant to clause (h) of the definition of "Permitted Indebtedness;"


    (f) the Company or any Subsidiary may incur Permitted Indebtedness;


    (g) the Company or any Subsidiary may incur Indebtedness in an aggregate amount outstanding at any time (including any Indebtedness issued to refinance, replace, or refund such Indebtedness) of up to $7.5 million; and



    (h) any Subsidiary may incur Acquired Indebtedness in an aggregate amount outstanding at any time of up to $7.5 million, provided, however, that the Consolidated Coverage Ratio of the Company for the Reference Period immediately preceding the Incurrence Date thereof, after giving effect on a PRO FORMA basis to such incurrence of Acquired Indebtedness and, to the extent set forth in the definition of Consolidated Coverage Ratio, the use of proceeds thereof, would be at least 2.25 to 1.



    Indebtedness or Disqualified Capital Stock of any Person which is outstanding at the time such Person becomes a Subsidiary of the Company (including upon designation of any subsidiary or other person as a Subsidiary) or is merged with or into or consolidated with the Company or a Subsidiary of the Company shall be deemed to have been incurred at the time such Person becomes such a Subsidiary of the Company or is merged with or into or consolidated with the Company or a Subsidiary of the Company, as applicable.


    LIMITATION ON RESTRICTED PAYMENTS


    The Indenture will provide that the Company and the Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis, (1) a Default or an Event of Default shall have occurred and be continuing, (2) the Company is not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in clause (a) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," or (3) the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries, including after giving effect to such proposed Restricted Payment, from and after the Issue Date, would exceed the sum of (a) 50% of the aggregate Consolidated Net Income of the Company for the period (taken as one accounting period) commencing on the first day of the first full fiscal quarter commencing after the Issue Date, to and including the last day of the fiscal quarter ended immediately prior to the date of each such calculation (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus (b) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance of Qualified Capital Stock of the Company after the Issue Date (whether upon the exercise of options, warrants or other rights or otherwise), other than (i) to a Subsidiary and (ii) to the extent applied in connection with a Qualified Exchange.



    The foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit (A) the redemption by the Company or any Subsidiary of any Equity Interest if (i) counsel to the Company delivers an opinion that failure to so redeem would subject the Company to a materially adverse action by a Gaming Authority (or, if applicable, a failure so to act with a materially adverse consequence to the Company) or is required to preserve a Gaming License and (ii) the Company determines (as evidenced by a Board of Directors resolution delivered to the Trustee) that such adverse action or failure so to act would be likely to have a material adverse effect on the Company, (B) Restricted Investments, PROVIDED, that, after giving PRO FORMA effect to such Restricted Investment, the aggregate amount of all such Restricted Investments made on or after the Issue Date that are outstanding (after giving effect to any such Investments that are returned or repaid to the Company or to any Wholly-owned Subsidiary, without restriction, in cash or property on or prior to the date of any such calculation) at any time does not exceed $10.0 million, (C) the payment of scheduled dividends on the Preferred Stock to the extent such dividends are not permitted to be paid in kind pursuant to the terms thereof as in effect on the Issue Date (which cash dividends will be 7% per annum compounding quarterly for the sixth and seventh years, and 15% per annum compounding quarterly for the eighth year, following the Issue Date), (D) a Qualified Exchange, (E) the payment of any dividend on Qualified Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions; (F) the purchase of Capital Stock held by employees of the Company or any Subsidiary pursuant to any stock ownership or option plan in an aggregate amount not to exceed $1.0 million in any one 12-month period and $5.0 million in the aggregate; (G) the payment of any dividend or distribution by RCVP, VSI, SVS and VDSI to minority holders of their respective Equity Interests not in excess of such holders' pro rata share of dividends or distributions in accordance with the applicable terms of such entities' respective charters, bylaws or agreements as in effect on the Issue Date; (H) prepayments made with respect to the VSI Loan as in effect on the Issue Date; (I) loans or advances to officers, directors and employees of the Company or any Subsidiary after the Issue Date in an aggregate amount not to exceed $1.0 million at any one time outstanding; and
(J) any redemption, retirement, repurchase or other acquisition of the Preferred Stock (at a price of not more than the Liquidation Value) with the Net Cash Proceeds received by the Company from the substantially concurrent sale of Qualified Capital Stock, other than to a Subsidiary, or any exchange of Qualified Capital Stock for Preferred Stock. The full amount of any Restricted Payment made pursuant to the foregoing clauses (A), (B), (C), (E), (F), (G), (I) and (J), of the immediately preceding sentence, however, will be deducted in the calculation of the aggregate amount of other Restricted Payments available to be made thereafter referred to in clause (3) of the immediately preceding paragraph.


    LIMITATION ON DIVIDENDS AND OTHER PAYMENT RESTRICTIONS AFFECTING
SUBSIDIARIES


    The Indenture will provide that the Company and the Guarantors will not, and will not permit any of their Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any Subsidiary of the Company to pay dividends or make other distributions to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or to pay any obligation to or on behalf of, or make or pay loans or advances to or on behalf of, the Company or any Subsidiary of the Company, except (a) restrictions imposed by the Senior Secured Notes or the Indenture, (b) restrictions imposed by applicable law or by Gaming Authorities on entities possessing a Gaming License, (c) existing restrictions under Indebtedness outstanding on the Issue Date (after giving effect to the Transaction) and any Refinancing Indebtedness with respect thereto which is permitted by the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," PROVIDED, that any restriction imposed by such Refinancing Indebtedness is no more restrictive than that imposed by such Indebtedness as of the Issue Date, (d) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement relating to any property, asset, or business acquired by the Company or any of its Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any person, other than the person acquired, or to any property, asset or business, other than the property, assets and business so acquired, (e) restrictions imposed by Indebtedness incurred under clause (e) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," PROVIDED such restriction is no more restrictive than that imposed by the Company's working capital facilities as they existed immediately prior to the Issue Date, (f) restrictions with respect solely to a Subsidiary of the Company imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Subsidiary, PROVIDED, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold and (g) restrictions on transfer contained in Permitted Liens, PROVIDED, that such restrictions relate only to the transfer of the property subject thereto. Notwithstanding the foregoing, customary provisions restricting subletting or assignment of any lease or assignment of any license entered into in the ordinary course of business, consistent with industry practice shall not in and of themselves be considered a restriction on the ability of the applicable Subsidiary to transfer such agreement.

    LIMITATION ON LIENS

    The Indenture will provide that the Company will not, and will not permit any Subsidiary to, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the date of the Indenture or upon any income or profits therefrom.

    LIMITATION ON SALE OF ASSETS AND SUBSIDIARY STOCK


    The Indenture will provide that the Company and the Guarantors will not, and will not permit any of their Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their respective property, business or assets, including by merger or consolidation (in the case of a Subsidiary), and including any sale or other transfer or issuance of any Equity Interests of any Subsidiary of the Company, whether by the Company or a Subsidiary of either or through the issuance, sale or transfer of Equity Interests by a Subsidiary of the Company (an "Asset Sale"), unless (l)(a) within 270 days after the date of such Asset Sale, the Net Cash Proceeds therefrom (the "Asset Sale Offer Amount") are applied to the optional redemption of the Senior Secured Notes in accordance with the terms of the Indenture or to the repurchase of the Senior Secured Notes pursuant to an irrevocable, unconditional cash offer (the "Asset Sale Offer") to repurchase Senior Secured Notes at a purchase price (the "Asset Sale Offer Price") of 100% of principal amount, together with accrued and unpaid interest to the date of payment, made within 240 days of such Asset Sale or (b) within 270 days following such Asset Sale, the Asset Sale Offer Amount is invested in assets and property (other than notes, bonds, obligations and securities) which in the good faith judgment of the Board will immediately constitute or be a part of a Related Business of the Company or such Subsidiary (if it continues to be a Subsidiary) immediately following such transaction or (c) within 270 days following such Asset Sale, the Asset Sale Offer Amount is applied to the repayment of any Indebtedness of the Company or any Subsidiary which is secured by the assets subject to such Asset Sale, as required by the terms thereof, (2) with respect to any Asset Sale or related series of Asset Sales involving securities, property or assets with an aggregate fair market value in excess of $5.0 million, at least 75% of the consideration for such Asset Sale or series of related Asset Sales consists of Cash or Cash Equivalents, (3) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a PRO FORMA basis, to, such Asset Sale, and (4) the Board of Directors of the Company determines in good faith that the Company or such Subsidiary, as applicable, receives fair market value for such Asset Sale.



    The Indenture will provide that an Asset Sale Offer may be deferred until the accumulated Net Cash Proceeds from Asset Sales not applied to the uses set forth in (l)(b) or (c) above (the "Excess Proceeds") exceeds $15.0 million and that each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the "Asset Sale Offer Period"). Upon expiration of the Asset Sale Offer Period, the Company shall apply the Asset Sale Offer Amount plus an amount equal to accrued interest to the purchase of all Senior Secured Notes properly tendered (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Senior Secured Notes so tendered) at the Asset Sale Offer Price (together with accrued interest). To the extent that the aggregate amount of Senior Secured Notes tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, the Company may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture, and following each Asset Sale Offer the Excess Proceeds amount shall be reset to zero. For purposes of (2) above, total consideration received means the total consideration received for such Asset Sales minus the amount of (a) Indebtedness secured by the assets sold and assumed or repaid by a transferee as required thereunder and (b) property that within 90 days of such Asset Sale is converted into Cash or Cash Equivalents.


    Notwithstanding the foregoing provisions of the prior paragraph:


        (i) the Company and its Subsidiaries may, in the ordinary course of business, convey, sell, lease, transfer, assign or otherwise dispose of inventory acquired and held for resale in the ordinary course of business;


        (ii) the Company and its Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the limitation on mergers, sales or consolidations provisions in the Indenture;

       (iii) the Company and its Subsidiaries may sell or dispose of damaged, worn out or other obsolete property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Subsidiary, as applicable; and



        (iv) the Subsidiaries may convey, sell, lease, transfer, assign or otherwise dispose of assets to the Company or any of its Subsidiaries.



    All Net Cash Proceeds from an Event of Loss shall be invested or used to repurchase Senior Secured Notes, all within the period and as otherwise provided above in clause (1) of the first paragraph of this covenant.



    In addition to the foregoing, the ability of the Company and its Subsidiaries to, directly or indirectly, make any Asset Sale of any of the Equity Interests of any Subsidiary is restricted pursuant to the covenant "RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK."


    Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws.

    LIMITATION ON TRANSACTIONS WITH AFFILIATES


    The Indenture will provide that the Company may not, and may not permit any Subsidiary to, directly or indirectly, enter into any transaction or series of transactions after the Issue Date with any Affiliate of the Company (other than the Company or a Wholly-owned Subsidiary), unless (i) such transaction or series of transactions is on terms no less favorable to the Company or such Subsidiary than those that could be obtained in a comparable arm's-length transaction with an entity that is not an Affiliate; (ii) if such transaction or series of transactions involves aggregate consideration equal to or greater than $1.0 million, a committee of directors of the Company that are disinterested with respect to such transaction shall approve by resolution certifying that such transaction or series of transactions complies with clause (i) above; and (iii) if such a transaction or series of transactions involves aggregate consideration equal to or greater than $5.0 million, the Company receives a written opinion from an investment banking firm of national standing or, in the case of a transaction involving a sale or transfer of assets subject to valuation such as real estate, an appraisal by a nationally recognized appraisal firm, that such transaction or series of transactions is fair to the Company from a financial point of view.



    This covenant will not apply to (a) transactions between the Company or any Subsidiary and any employee of the Company or any Subsidiary that is entered into in the ordinary course of business, (b) the payment of reasonable and customary regular fees and expenses (including indemnification) to directors of the Company, (c) Exempted Affiliate Transactions, (d) Restricted Payments permitted by the provisions of the Indenture described above in clauses (F),
(G), and (I) of the second paragraph under the covenant "LIMITATION ON RESTRICTED PAYMENTS," or (e) any other transactions that do not involve, in the aggregate for all such transactions, the payment of more than $250,000 in consideration in any one calendar year.



    In addition, the Company will not, and will not permit any of its Subsidiaries to, pay any management, consulting or related fees to Kirkland, KIC or their respective Affiliates pursuant to any agreement between any of such entities and the Company or any of its Affiliates if a Default or Event of Default has occurred and is continuing.


    LIMITATION ON MERGER, SALE OR CONSOLIDATION


    The Indenture will provide that the Company will not, directly or indirectly, consolidate with or merge with or into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a Consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons or adopt a plan of liquidation, unless (i) either (a) the Company is the continuing entity or
(b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of the obligations of the Company in connection with the Senior Secured Notes and the

Indenture; (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect on a PRO FORMA basis to such transaction; (iii) immediately after giving effect to such transaction on a PRO FORMA basis, the Consolidated Net Worth of the Consolidated surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is at least equal to 90% of the Consolidated Net Worth of the Company immediately prior to such transaction; and (iv) immediately after giving effect to such transaction on a PRO FORMA basis, the Consolidated resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in clause (a) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK."



    Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or consummation of a plan of liquidation in accordance with the foregoing, the successor corporation formed by such consolidation or into which the Company is merged or to which such transfer is made or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and the Company (except in the case of a lease) shall be released from the obligations under the Senior Secured Notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.


    For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Company's interest in which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    LIMITATION ON LINES OF BUSINESS


    The Indenture will provide that neither the Company nor any of its Subsidiaries shall directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which in the good faith judgment of the Board of Directors of the Company is a Related Business.


    MAINTENANCE OF INSURANCE


    The Indenture will provide that, from and at all times after the Issue Date until the Senior Secured Notes have been paid in full, the Company and the Guarantors will, and will cause their Subsidiaries to, have and maintain in effect insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, self insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty. All such insurance policies will be issued by carriers having an A.M. Best & Company, Inc. rating of A- or higher and a financial size category of not less than X, or if such carrier is not rated by A.M. Best & Company, Inc., having the financial stability and size deemed appropriate by an opinion from a reputable insurance broker.


    RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK


    The Indenture will provide that the Company and the Guarantors will not sell, and will not permit any of their Subsidiaries to issue or sell, any Equity Interests of any Subsidiary of the Company to any person other than the Company or a Wholly-owned Subsidiary of the Company, except for (i) directors' qualifying shares or shares owned by foreign nationals, in each case to the extent required by applicable law; (ii) Equity Interests of RCVP, VSI, SVS and VDSI outstanding on the Issue Date (after giving effect to the Transaction) and not owned by Wholly-owned Subsidiaries; and (iii) the issuance and sale of all, but not less than all, of the Equity Interests of any Subsidiary of the Company held by the Company or any Subsidiary in compliance with the other provisions of the Indenture.

    FUTURE SUBSIDIARY GUARANTORS



    The Indenture will provide that all present and future Subsidiaries of the Company (other than RCVP, VSI, SVS, VDSI and Wulff, until any such Subsidiary (other than Wulff) becomes a Wholly-owned Subsidiary, at which time such Subsidiary shall promptly become a Guarantor) jointly and severally will guaranty irrevocably and unconditionally all principal, premium, if any, and interest on the Senior Secured Notes on a senior basis. The term Subsidiary does not include Unrestricted Subsidiaries.



    RELEASE OF GUARANTORS



    The Indenture will provide that no Guarantor shall consolidate or merge with or into (whether or not such Guarantor is the surviving person) another person (other than the Company or another Guarantor) unless (i) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture and (if required) additional Collateral Agreements in form reasonably satisfactory to the Trustee, pursuant to which such person shall unconditionally guarantee, on a senior basis, all of such Guarantor's obligations under such Guarantor's Guarantee, the Indenture and the Senior Secured Notes on the terms set forth in the Indenture; (ii) immediately before and immediately after giving effect to such transaction on a PRO FORMA basis, no Default or Event of Default shall have occurred or be continuing; and (iii) immediately after such transaction, the surviving person holds all permits required for operation of the business of, and such entity is controlled by a person or entity (or has retained a person or entity which is) experienced in, or otherwise holds all permits (including those required from Gaming Authorities) to operate its business.



    Upon the sale or disposition (whether by merger, stock purchase, asset sale or otherwise) of a Guarantor or all of its assets to an entity which is not a Guarantor or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant "LIMITATIONS ON SALE OF ASSETS AND SUBSIDIARY STOCK"), such Guarantor will be deemed released from its obligations under its Guarantee of the Senior Secured Notes; PROVIDED, HOWEVER, that any such termination shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Company or any other Subsidiary shall also terminate upon such release, sale or transfer.



    The Indenture will expressly permit the consummation of the Transaction (including the Wulff Realignment).


    LIMITATION ON STATUS AS INVESTMENT COMPANY

    The Indenture will prohibit the Company and its Subsidiaries from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

REPORTS

    The Indenture will provide that whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall deliver to the Trustee and to each Holder, within 15 days after it is or would have been required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company's certified independent public accountants as such would be required in such reports to the Commission, and, in each case, together with a management's discussion and analysis of financial condition and results of operations which would be so required.

EVENTS OF DEFAULT AND REMEDIES


    The Indenture will define an Event of Default as (i) the failure by the Company to pay any installment of interest on the Senior Secured Notes as and when the same becomes due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the Senior Secured Notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, or otherwise, (iii) the failure by the Company or any Subsidiary to observe or perform any other covenant or agreement contained in the Senior Secured Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Senior Secured Notes then outstanding, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any of its Significant Subsidiaries,
(v) a default in Indebtedness of the Company or any of its Subsidiaries with an aggregate principal amount in excess of $10.0 million as a result of which the maturity of such Indebtedness has been accelerated prior to its Stated Maturity,
(vi) final unsatisfied judgments not covered by insurance aggregating in excess of $10.0 million at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days, and (vii) an event of default under any Collateral Agreement. The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default.



    If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above, relating to the Company or any Significant Subsidiary,) then in every such case, unless the principal of all of the Senior Secured Notes shall have already become due and payable, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Senior Secured Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by Holders) (an "Acceleration Notice"), may declare all principal, determined as set forth below, and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause (iv), above, relating to the Company or any Significant Subsidiary occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Senior Secured Notes without any declaration or other act on the part of Trustee or the Holders. The Holders of a majority in aggregate principal amount of Senior Secured Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Senior Secured Notes which have become due solely by reason of such acceleration and except a default with respect to any provision requiring a supermajority approval to amend, which default may only be waived by such a supermajority, have been cured or waived.



    Prior to the declaration of acceleration of the maturity of the Senior Secured Notes, the Holders of a majority in aggregate principal amount of the Senior Secured Notes at the time outstanding may waive on behalf of all the Holders any default, except a default with respect to any provision requiring a supermajority approval to amend, which default may only be waived by such a supermajority, and except a default in the payment of principal of or interest on any Senior Secured Note not yet cured or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Senior Secured Note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable security or indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Senior Secured Notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE


    The Indenture will provide that the Company may, at its option and at any time within one year of the Stated Maturity of the Senior Secured Notes, elect to have its obligations discharged with respect to the outstanding Senior Secured Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the Senior Secured Notes, the Collateral shall be released from the Liens in favor of the Senior Secured Notes and the Indenture shall cease to be of further effect as to all outstanding Senior Secured Notes, except as to (i) rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such Senior Secured Notes when such payments are due from the trust funds; (ii) the Company's obligations with respect to such

Senior   Secured  Notes  concerning  issuing  temporary  Senior  Secured  Notes, registration of Senior Secured Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust; (iii) the rights, powers, trust, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Senior Secured Notes. In the event Covenant Defeasance occurs, the Collateral shall be released from the Liens in favor of the Senior Secured Notes and certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Senior Secured Notes.



    In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Senior Secured Notes, U.S. legal tender, non-callable government securities or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on such Senior Secured Notes on the stated date for payment thereof or on the redemption date of such principal or installment of principal of, premium, if any, or interest on such Senior Secured Notes, and the holders of Senior Secured Notes must have a valid, perfected, exclusive security interest in such trust; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that (A) the Company has received from, or there has been published by the Internal Revenue Service, a ruling or (B) since the date of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of such Senior Secured Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Legal Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that the holders of such Senior Secured Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of such Senior Secured Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the conditions precedent provided for in, in the case of the officers' certificate, clauses (i) through (vi) of this paragraph and, in the case of the opinion of counsel, clauses (i) (with respect to the validity and perfection of the security interest), (ii), (iii) and (v) of this paragraph have been complied with.



    If the funds deposited with the Trustee to effect Legal Defeasance or Covenant Defeasance are insufficient to pay the principal of, premium, if any, and interest on the Senior Secured Notes when due, then the obligations of the Company under the Indenture and the Collateral Agreements will be revived, and no such defeasance will be deemed to have occurred.


AMENDMENTS AND SUPPLEMENTS


    The Indenture will contain provisions permitting the Company, the Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the Holders. With the consent of the Holders of not less than a majority in aggregate principal amount of the Senior Secured Notes at the time outstanding, the Company, the Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the Holders; PROVIDED, that no such modification may without the consent of holders of at least 66-2/3% in aggregate principal amount of the Senior Secured Notes at the time outstanding modify the provisions (including the defined terms used therein) of the covenant "REPURCHASE OF SENIOR SECURED NOTES AT THE OPTION OF THE HOLDER UPON A CHANGE IN CONTROL" in a manner adverse to the Holders; and PROVIDED, FURTHER, that no such modification may, without the consent of each Holder affected thereby: (i) change the Stated Maturity on any Senior Secured Note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof, or change the place of payment where, or the coin or currency in which, any Senior Secured Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or reduce the Change of Control Purchase Price or the Asset Sale Offer Price, or alter the provisions (including the defined terms used therein) regarding the right of the Company to redeem the Senior Secured Notes in a manner adverse to the Holders, or make the Senior Secured Notes subordinated in right of payment to any other Indebtedness of the Company or (ii) reduce the percentage in principal amount of the outstanding Senior Secured Notes, the consent of whose Holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture, or (iii) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Senior Secured Note affected thereby.


NO PERSONAL LIABILITY OF STOCKHOLDERS, EMPLOYEES, OFFICERS, DIRECTORS


    The Indenture will provide that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company, the Guarantors or any successor entity shall have any personal liability in respect of the obligations of the Company or a Guarantor under the Indenture, the Senior Secured Notes or the Guarantees by reason of such status as a stockholder, employee, officer or director, except to the extent such is an issuer or a Guarantor of any Senior Secured Note.


CERTAIN DEFINITIONS

    "ACQUIRED INDEBTEDNESS" means Indebtedness or Disqualified Capital Stock of any person existing at the time such person becomes a Subsidiary of the Company, including by designation, or is merged or consolidated into or with the Company or one of its Subsidiaries.


    "ACQUISITION" means the purchase or other acquisition of any person or substantially all the assets of any person by any other person, whether by purchase, merger, consolidation, or other transfer, and whether or not for consideration.



    "AFFILIATE" means any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For purposes of this definition, the term "control" means the power to direct the management and policies of a person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, PROVIDED, that ownership by a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable, shall for such purposes be deemed to constitute control.


    "AVERAGE LIFE TO STATED MATURITY" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing
(i) the sum of (a) the product of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (ii) the sum of all such principal (or redemption) payments.


    "BENEFICIAL OWNER" or "beneficial owner" for purposes of the definition of Change of Control has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

    "BUSINESS DAY" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

    "CAPITAL STOCK" means, with respect to any corporation, any and all shares, interests, rights to purchase (other than convertible or exchangeable Indebtedness), warrants, options, participations or other equivalents of or interests (however designated) in stock issued by that corporation.

    "CAPITALIZED LEASE OBLIGATION" of any person means any obligation of such person or its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

    "CASH EQUIVALENT" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (PROVIDED, that the full faith and credit of the United States of America is pledged in support thereof), (ii) time deposits, certificates of deposit, commercial paper and bankers' acceptances issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Ratings Services or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition,
(iii) repurchase agreements that are secured by a perfected security interest in the types of securities described in clause (i) above, and (iv) money market funds investing principally in the types of securities described in clauses (i) and (ii) above.

    "CONSOLIDATED COVERAGE RATIO" of any person on any date of determination (the "Transaction Date") means the ratio, on a PRO FORMA basis, of (a) the aggregate amount of Consolidated EBITDA of such person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such person's Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; PROVIDED, that for purposes of such calculation, (i) Acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period, (ii) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period, (iii) the incurrence of any Indebtedness or issuance of any Disqualified Capital Stock during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom to the extent used to refinance or retire other Indebtedness) shall be assumed to have occurred on the first day of such Reference Period, (iv) the Consolidated Fixed Charges of such person attributable to interest on any Indebtedness or dividends on any Disqualified Capital Stock bearing a floating interest (or dividend) rate shall be computed on a PRO FORMA basis as if the average rate in effect from the beginning of the Reference Period to the Transaction Date had been the applicable rate for the entire period, unless such person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation (which shall remain in effect for the 12-month period immediately following the Transaction Date) that has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used, (v) there shall be excluded from Consolidated Fixed Charges any portion of such Consolidated Fixed Charges related to any amount of Indebtedness that was outstanding during the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Fixed Charges actually incurred with respect to Indebtedness borrowed (as adjusted pursuant to clause (iv)) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date and (iv) the Consolidated Fixed Charges of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the Reference Period.

    "CONSOLIDATED EBITDA" means, with respect to any person, for any period, the Consolidated Net Income of such person for such period adjusted to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of (i) Consolidated income tax expense,
(ii) Consolidated depreciation and amortization expense and (iii) Consolidated Fixed Charges.


    "CONSOLIDATED FIXED CHARGES" of any person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of (a) interest expensed or capitalized, paid, accrued, or scheduled to be paid or accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such person and its Consolidated Subsidiaries during such period, including (i) original issue discount and non-cash interest payments or accruals on any Indebtedness, (ii) the interest portion of all deferred payment obligations, and (iii) all commissions, discounts and other fees and charges owed with respect to bankers' acceptances and letter of credit financings and Interest Swap and Hedging Obligations, in each case to the extent attributable to such period, (b) one-third of Consolidated Rental Expense for such period attributable to operating leases of such person and its Consolidated Subsidiaries, and (c) the amount of dividends accrued or payable by such person or any of its Consolidated Subsidiaries in respect of Disqualified Capital Stock (other than Disqualified Capital Stock of RCVP, VSI, SVS or VDSI as in effect on the Issue Date, or dividends payable by Subsidiaries of such person to such person or such person's Wholly-owned Subsidiaries). For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate determined in good faith by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) interest expense attributable to any Indebtedness represented by the guaranty by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.



    "CONSOLIDATED NET INCOME" means, with respect to any person for any period, the net income (or loss) of such person and its Consolidated Subsidiaries (determined on a Consolidated basis in accordance with GAAP) for such period, adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication): (a) all gains (but not losses) which are extraordinary (as determined in accordance with GAAP) or are either unusual or nonrecurring (including any gain from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any Capital Stock), (b) the net income, if positive, of any person, other than a Consolidated Subsidiary, in which such person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such person or a Consolidated Subsidiary of such person during such period, but in any case not in excess of such person's PRO RATA share of such person's net income for such period, (c) the net income or loss of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, and
(d) the net income, if positive, of any of such person's Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions to the Company is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary; PROVIDED, that for the purposes of determining Consolidated Net Income for any period which includes any fiscal quarter ending on or prior to September 30, 1996, net income shall be adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication) Alliance's net charge for inducement for early conversion resulting from the Exchange Offer, the direct Merger costs of Alliance and BGII and the unusual or nonrecurring charges of Alliance and BGII, consisting of BGII costs relating to a regulatory investigation and legal proceedings in Louisiana, provision to write-down to net realizable value the carrying value of a building to be sold and provision to increase Wulff's tax reserves, and Alliance costs relating to an executive signing bonus paid in Common Stock, termination costs for certain officers and directors, and provision for impaired assets of two development projects (each in an amount not to exceed, and in the nature of, the amounts disclosed in Alliance's and BGII's financial statements appearing elsewhere in this Prospectus).



    "CONSOLIDATED NET WORTH" of any person at any date means, in the cases of a partnership, the partners' capital, and in the case of any other person, the aggregate Consolidated stockholders' equity of such person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be

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shown  on the Consolidated  balance sheet of such  person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders' equity attributable to Disqualifed Capital Stock or treasury stock of such person and its Consolidated Subsidiaries, (b) all upward reevaluations and other write-ups in the book value of any asset of such person or a Consolidated Subsidiary of such person subsequent to the Issue Date, and (c) all investments in Subsidiaries that are not Consolidated Subsidiaries and in person that are not Subsidiaries.



    "CONSOLIDATED RENTAL EXPENSE" of any Person, for any period and determined without duplication, means the aggregate rental obligations of such Person and its Consolidated Subsidiaries (not including taxes, insurance, maintenance and similar expenses that the lessee is obligated to pay under the terms of the relevant leases), determined on a Consolidated basis in conformity with GAAP, payable in respect of such period under leases of real or personal property (net of income from subleases thereof, not including taxes, insurance, maintenance and similar expenses that the sublessee is obligated to pay under the terms of such sublease), whether or not such obligations are reflected as liabilities or commitments on a Consolidated balance sheet of such Person and its Subsidiaries or in the notes thereto, excluding, however, in any event, (i) that portion of Consolidated Fixed Charges of such Person representing payments by such Person or any of its Consolidated Subsidiaries in respect of Capitalized Lease Obligations and (ii) in the case of the Company or its Subsidiaries, that portion of rental obligations in respect of revenue-sharing arrangements or space lease arrangements used in the Company's gaming machine management operations.


    "CONSOLIDATED SUBSIDIARY" means, for any person, each Subsidiary of such person (whether now existing or hereafter created or acquired) the financial statements of which are Consolidated for financial statement reporting purposes with the financial statements of such person in accordance with GAAP.

    "CONSOLIDATION" means, with respect to any Person, the consolidation of the accounts of such Person and each of its Subsidiaries if and to the extent the accounts of such Person and each of its Subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP consistently applied. The term "Consolidated" shall have a similar meaning.


    "CONTINUING DIRECTOR" means a director of the Company who either (i) was a member of the board of directors of the Company on the date hereof or (ii) subsequently became a director of the Company and whose election or nomination for election is approved or recommended by a vote of a majority of the board of directors of the Company, which majority includes a majority of the then existing Continuing Directors then on the board of directors of the Company.



    "DISQUALIFIED CAPITAL STOCK" means, with respect to any person, (a) Equity Interests of such person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event (other than the disqualification of the holder thereof by a Gaming Authority) or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such person or any of its Subsidiaries, in whole or in part, on or prior to the Stated Maturity of the Senior Secured Notes and (b) with respect to any Subsidiary of such person (including with respect to any Subsidiary of the Company), any Equity Interests other than any common equity with no preference, privileges, or redemption or repayment provisions.


    "EQUITY INTEREST" of any Person means any shares, interests, participations or other equivalents (however designated) in such Person's equity, and shall in any event include any Capital Stock issued by, or partnership interests in, such Person.

    "EVENT OF LOSS" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.


    "EXEMPTED AFFILIATE TRANSACTIONS" means (i) the continuation, extension or renewal of any transaction entered into between the Company or any Subsidiary and any Affiliate prior to the Issue Date, (ii) any agreement between the Company, KIC, Kirkland, GSA or their respective Affiliates providing for the payment by the Company of management or related fees in connection with providing services to the Company in an aggregate amount not exceeding $1.4 million per annum, plus reimbursement of reasonable


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

related expenses, (iii) any agreement between the Issuer and Mr. Wilms or any of his Affiliates providing for the payment by the Company of consulting fees or similar fees in an aggregate amount not to exceed $500,000 per annum, and (iv) any agreement between the Issuer and Mr. Kirschbaum or any of his Affiliates providing for the granting of options or warrants, provided that such options or warrants will not be payable by their terms in cash, notes payable or property.



    "FAIR MARKET VALUE" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy and, with respect to any redemption of Senior Secured Notes pursuant to the applicable gaming laws, means (a) the last sales price regular way on the last trading day prior to the date of determination of such value on the largest national securities exchange (or, if said security is not listed on a national securities exchange, on which such Senior Secured Notes shall have traded on such trading day, or (b) if no such sales of such Senior Secured Notes occurred on such trading day, the mean between the "bid" and "asked" prices on such national securities exchange or as quoted on Nasdaq, as the case may be, on such last trading day, or (c) if the Senior Secured Notes are not listed or quoted on any national securities exchange or Nasdaq, the average of the closing bid and asked prices on such day in the over-the-counter market as reported by Nasdaq or, if bid and asked price for the Senior Secured Notes have not been reported through Nasdaq, the average of the bid and asked prices on such day as furnished by any New York Stock Exchange member firm regularly making a market in the Senior Secured Notes, selected for such purpose by the Company or (d) if none of the clauses (a) through (c) are applicable, the fair market value of such Senior Secured Notes as of the date of determination as determined in such manner as shall be satisfactory to the Company, which shall be entitled to rely for such purpose on the advice of any firm of investment bankers or securities dealers having familiarity with the Senior Secured Notes.


    "GAAP" means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession as in effect on the Issue Date.

    "GAMING AUTHORITY" means any governmental agency which regulates gaming in a jurisdiction in which the Company or any of its Subsidiaries conducts gaming activities or activities related to the design, manufacture or distribution of gaming machines, equipment or systems.

    "GAMING LICENSES" means every material license, material franchise, or other material authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming (including any applicable liquor licenses) or to design, manufacture or distribute gaming machines, equipment or systems in any state or jurisdiction where the Company or any of its Subsidiaries conducts such business.

    "GSA" means Gaming Systems Advisors, L.P.

    "GUARANTEED DEBT" of any person means, without duplication, all indebtedness of any other person referred to in the definition of Indebtedness contained in this section guaranteed directly or indirectly in any manner by such person, or in effect guaranteed directly or indirectly by such person through an agreement
(a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (c) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (d) to maintain working capital or equity capital of the debtor, or otherwise maintain the net worth, solvency or other financial condition of the debtor or (e) otherwise to assure a creditor against loss; PROVIDED, that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

    "INDEBTEDNESS" of any person means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of any such person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would and continue to constitute ordinarily a trade payable to trade creditors, (iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to any Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such person with respect to any letter of credit; (b) all net obligations of such person under Interest Swap and Hedging Obligations; (c) all liabilities and obligations of others of the kind described in the preceding clause (a) or (b) that such person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such person and all obligations to purchase, redeem or acquire any Equity Interests; (d) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties; and (e) all Disqualified
Capital Stock of such Person (valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends). For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.


    "INTEREST SWAP AND HEDGING OBLIGATION" means any obligation of any person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates or currency values, including, without limitation, any arrangement whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or floating rate of interest on the same notional amount.


    "INVESTMENT" by any person in  any other person means (without  duplication)
(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such person (whether for cash, property, services, securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other person; (b) the making by such person of any deposit with, or advance, loan or other extension of credit to, such other person (including the purchase of property from another person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other person) or any commitment to make any such advance, loan or extension (but excluding accounts or notes receivable, prepayments or deposits or other similar arrangements arising in the ordinary course of business); (c) other than guarantees of Indebtedness of the Company or any Subsidiary to the extent permitted by the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," the entering into by such person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other person; (d) the making of any capital contribution by such person to such other person; and (e) the designation by the Board of Directors of the Company of any person to be an Unrestricted Subsidiary. Any such designation constitutes an Investment in an amount equal to the sum of (x) the net assets of such Subsidiary at the time of the designation, unless in the case of this clause (x) the designation is made at the time of an Acquisition of such Subsidiary by the Company or any of its Subsidiaries, in which case the amount of consideration paid by the Company and its Subsidiaries to effect such Acquisition (excluding Qualified Capital Stock of the Company issued in connection therewith) shall be included in lieu thereof and (y) the maximum amount of Guaranteed Debt of the Company and its Subsidiaries in respect of the designated Subsidiary which is to be outstanding immediately after such designation.

    "ISSUE DATE" means the date of first issuance of the Senior Secured Notes under the Indenture.


    "KIC" means Kirkland Investment Corporation.

    "KIRKLAND" means Kirkland-Ft. Worth Investment Partners, L.P.

    "LEGAL REQUIREMENTS" shall mean all applicable laws, statutes, codes, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions and requirements of all governments, departments, commissions, boards, courts, authorities, agencies, officials and officers of governments, federal, state and municipal.

    "LIEN" means any mortgage, charge, pledge, lien (statutory or otherwise), security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.


    "NET CASH PROCEEDS" means the aggregate amount of cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash on or after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary) expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only, less the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its respective Subsidiaries in connection with such Asset Sale.



    "PERMITTED INDEBTEDNESS" means (a) Indebtedness incurred by the Company to any Subsidiary, and any Indebtedness incurred by any Subsidiary of the Company to any other Subsidiary or to the Company; PROVIDED, that, in the case of
Indebtedness of the Company, such obligations shall be unsecured and subordinated in all respects to the Company's obligations pursuant to the Senior Secured Notes and the date of any event that causes such Subsidiary to no longer be a Subsidiary shall be an Incurrence Date; (b) Interest Swap and Hedging Obligations relating to Indebtedness of the Company or any Subsidiary, as the case may be; PROVIDED the notional principal amount of such Interest Swap and Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap and Hedging Obligation relates; (c) Indebtedness in connection with one or more commercial letters of credit or banker's acceptances issued for the account of the Company or any Subsidiary for the purchase of goods or services in the ordinary course of business; (d) Indebtedness in respect of performance, completion, guarantee, surety or similar bonds, provided by the Company or any Subsidiary in the ordinary course of business; (e) Indebtedness in respect of any bond or surety obligation in order to prevent the loss or material impairment of or to obtain a Gaming License or as otherwise required by an order of any Gaming Authority to the extent required by applicable law and consistent in character and amount with customary industry practice, provided, that the aggregate amount of Indebtedness incurred pursuant to clauses (c), (d) and (e) outstanding at any one time shall not exceed $5.0 million in the aggregate; (f) reimbursement obligations with respect to letters of credit in respect of workers' compensation claims consistent in character and amount with customary industry practice; (g) Indebtedness consisting of obligations, contingent or otherwise, in respect of incremental additions after the Issue Date to off-balance sheet sales or financing of accounts receivable ("Receivables Financing") in existence on the Issue Date pursuant to the terms of such factoring arrangements in existence on the Issue Date; and (h) Indebtedness consisting of Receivables Financing incurred after the Issue Date, PROVIDED, that any such Indebtedness will be deemed Indebtedness incurred pursuant to clause (e) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," subject to the limitations on the aggregate amount thereof contained therein.



    "PERMITTED INVESTMENT" means (a) Investments in any of the Senior Secured Notes; (b) Cash Equivalents; (c) intercompany notes to the extent permitted under the definition of "Permitted Indebtedness;" (d) loans, advances or investments in existence on the Issue Date (after giving effect to the Transaction); (e) any Investment consisting of the extension of credit to customers consistent with industry practice in the ordinary course of business; (f) accounts and notes receivable if credited or acquired in the ordinary course of business and payable or dischargeable on commercially reasonable terms; (g) Investments in Wholly-owned Subsidiaries (including Investments as a direct result of which a person becomes a Wholly-owned Subsidiary); and (h) Investments consisting of non-cash proceeds from Asset Sales permitted by the Indenture.



    "PERMITTED LIEN" means (a) Liens existing on the Issue Date (after giving effect to the Transaction); (b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the company in accordance with GAAP; (c) statutory liens of carriers, warehousemen, mechanics, materialmen, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business, PROVIDED, that (i) the underlying obligations are not overdue for a period of more than 60 days, or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; (d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business; (e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; (f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto; (g) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation; (h) Liens securing the Senior Secured Notes and the Guarantees; (i) Liens securing Indebtedness of a person existing at the time such person becomes a Wholly-owned Subsidiary or is merged with or into the Company or a Wholly-owned Subsidiary or Liens securing Indebtedness incurred in connection with an Acquisition, PROVIDED, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets; (j) Liens arising from Indebtedness permitted to be incurred under clause (c) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK," PROVIDED, that such Liens relate only to the property which is subject to such Indebtedness; (k) Liens on accounts receivable, inventory, general intangibles and associated documents, instruments, lockbox accounts and related bank accounts in respect thereof, BGII's current headquarters and site and the Equity Interests in Wulff, in each case securing Indebtedness permitted to be incurred under clause (e) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK" or under clause (h) of the definition of "Permitted Indebtedness" (but not in respect of inventory);
(l) leases or subleases granted to other persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary; and (m) Liens securing
Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the Holders of the Senior Secured Notes than the terms of the Liens securing such refinanced Indebtedness, PROVIDED, that the Indebtedness secured is not increased and the lien is not extended to any additional assets or property.



    "PURCHASE MONEY INDEBTEDNESS" means any Indebtedness of such person to any seller or other person incurred to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease) or construction of any real or personal tangible property which in the good faith judgment of the Company is directly related to a Related Business of the Company and which is incurred substantially concurrently with such acquisition, lease or construction and is secured only by the assets so financed or other property acquired for use therewith.



    "QUALIFIED CAPITAL STOCK" means any Capital Stock of the Company that is not Disqualified Capital Stock.

    "QUALIFIED EXCHANGE" means any legal defeasance, redemption, retirement, repurchase or other acquisition of Equity Interests or Indebtedness of the Company issued after the Issue Date with the Net Cash Proceeds received by the Company from the substantially concurrent sale of Qualified Capital Stock or any exchange of Qualified Capital Stock for any Equity Interests or Indebtedness issued after the Issue Date.



    "REFERENCE PERIOD" with regard to any person means the four full fiscal quarters (or such lesser period during which such person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the Senior Secured Notes or the Indenture.



    "REFINANCING  INDEBTEDNESS" means Indebtedness or Disqualified Capital Stock
(a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing) the lesser of (i) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so refinanced and (ii) if such Indebtedness being refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; PROVIDED, that (A) such Refinancing Indebtedness of any Subsidiary of the Company shall only be used to refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (B) such Refinancing Indebtedness shall (x) not have an Average Life to Stated Maturity shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such Refinancing and (y) in all respects, be no less subordinated or junior, if applicable, to the rights of Holders of the Senior Secured Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced and (C) such Refinancing Indebtedness shall have no installment of principal (or redemption payment) scheduled to come due earlier than the Stated Maturity of the corresponding installment of principal of the Indebtedness or Disqualified Capital Stock to be so refinanced which was scheduled to come due prior to the Stated Maturity of the Senior Secured Notes or a final Stated Maturity or redemption date, as applicable, no earlier than the final Stated Maturity or redemption date, as applicable, of the Indebtedness or Disqualified Capital Stock to be so refinanced.



    "RELATED BUSINESS" means the business conducted (or proposed to be conducted) by the Company and its Subsidiaries as of the Issue Date (after giving effect to the Transaction), including the management and operation of gaming machines and casinos, the design, manufacture and distribution of gaming machines, equipment, monitoring and systems and amusement equipment, and other gaming-related businesses, including but not limited to amusements, arcades and lottery-related activities, and any and all businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses.



    "REQUIRED REGULATORY REDEMPTION" means a redemption by the Company of any of a holder's Senior Secured Notes pursuant to, and in accordance with, any order of any Gaming Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the good faith judgment of the Company to prevent the loss, failure to obtain or material impairment to or to secure the reinstatement of, any material Gaming License, where such redemption or acquisition is required because the holder or beneficial owner of such Senior Secured Note is required to be found suitable or to otherwise qualify under any gaming laws and is found unsuitable, or not found suitable or so qualified within a reasonable period of time.


    "RESTRICTED INVESTMENT" means, in one or a series of related transactions, any Investment, other than Permitted Investments.


    "RESTRICTED PAYMENT" means, with respect to any person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such person or any parent or Subsidiary of such person, (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such person or any Subsidiary or parent of such person,
(c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such person or a parent or Subsidiary of such person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Subordinated Indebtedness and (d) any

Restricted Investment by such person; PROVIDED, HOWEVER, that the term "Restricted Payment" does not include (i) any dividend, distribution or other payment on or with respect to Capital Stock of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer; or (ii) any dividend, distribution or other payment, directly or indirectly, to the Company, or to any of its Wholly-owned Subsidiaries, by any of its Subsidiaries.


    "SIGNIFICANT SUBSIDIARY" shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.


    "STATED MATURITY," when used with respect to any Senior Secured Note,  means
       , 2003 and, when used with respect to any other Indebtedness or Disqualified Capital Stock, means the dates specified in such other instrument as the fixed date on which the principal thereof or such installment of principal is due and payable.



    "SUBORDINATED INDEBTEDNESS" means Indebtedness of the Company or a Subsidiary that is subordinated in right of payment to the Senior Secured Notes or such Subsidiary's Guarantee, as applicable, in any respect or, except in the case of Indebtedness incurred under clause (e) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," has a Stated Maturity on or after the Stated Maturity of the Senior Secured Notes (excluding the Senior Secured Notes).


    "SUBSIDIARY," with respect to any person, means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such person, by such person and one or more Subsidiaries of such person or by one or more Subsidiaries of such person, (ii) any other person (other than a corporation) in which such person, one or more Subsidiaries of such person, or such person and one or more Subsidiaries of such person, directly or indirectly, at the date of determination thereof has at least majority ownership interest, or (iii) a partnership in which such person or a Subsidiary of such person is, at the time, a general partner and in which such person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest.
Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary of the Company. Unless the context otherwise requires, Subsidiary means each direct and indirect subsidiary of the Company.

    "TRUST INDENTURE ACT" means the Trust Indenture Act of 1939, as amended.


    "UNRESTRICTED SUBSIDIARY" means any direct or indirect subsidiary of the Company that does not own any Capital Stock of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company); PROVIDED, that (a) such subsidiary shall not engage, to any substantial extent, in any line or lines of business activity other than a Related Business, (b) neither immediately prior thereto nor after giving PRO FORMA effect to such designation would there exist a Default or Event of Default and (c) either (x) such subsidiary, at the time of designation thereof, has no assets, (y) such subsidiary is designated an "Unrestricted Subsidiary" at the time of acquisition by the Company or a Subsidiary in the case of subsidiaries acquired after the Issue Date or (z) immediately after giving effect to such designation, on a PRO FORMA basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in clause
(a) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK." The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Subsidiary, PROVIDED, that (i) no Default or Event of Default is existing or will occur as a consequence thereof and (ii) immediately after giving effect to such designation, on a PRO FORMA basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio in clause (a) of the covenant "LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS AND DISQUALIFIED CAPITAL STOCK." Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.



    "WHOLLY-OWNED SUBSIDIARY" means a Subsidiary all the Equity Interests of which are owned by the Company or one or more Wholly-owned Subsidiaries of the Company, except for directors' qualifying shares or shares owned by foreign nationals, in each case to the extent required by applicable law.

                          DESCRIPTION OF CAPITAL STOCK



    The Company's Articles of Incorporation, as amended (the "Articles of Incorporation"), authorize the issuance of 185,000,000 shares of capital stock, of which 175,000,000 shares are designated as Common Stock, par value $0.10 per share, and 10,000,000 shares are designated as Special Stock, par value $0.10 per share. As of March 31, 1996, approximately 12,988,000 shares of Common Stock were issued and outstanding and no shares of Special Stock were issued and outstanding. See "Security Ownership of Certain Beneficial Holders and Management." The Company expects to issue approximately 735,000 shares of Common Stock to BGII stockholders and 933,000 shares of Common Stock in partial satisfaction of BGII employee contract termination costs and performance unit awards, and 350,000 shares of Preferred Stock pursuant to the Merger Agreement (in each case, based on 10,799,501 shares of BGII common stock outstanding, less 1,000,000 shares owned by Alliance and a Common Stock price of $4.00 per share) and expects to issue approximately 9,450,000 shares of Common Stock and no shares of Series E Preferred Stock upon Automatic Conversion of the New Convertible Debentures and as a financial advisory fee assuming the exchange of $50.0 million principal amount of New Convertible Debentures and no election by the holders of New Convertible Debentures to receive Series E Preferred Stock in the conversion and 1,250,000 shares of Common Stock in the Private Placement
(based on a Common Stock price of $4.00 per share) and 150,000 shares of Preferred Stock in the Preferred Stock Offering.



COMMON STOCK



    Holders of Common Stock are entitled to cast one vote per share on all matters on which the Company's stockholders are entitled to vote. The number of votes required to take any action by the Company's stockholders are as provided in Title 7 of the Nevada Revised Statutes (the "Nevada Revised Statutes") or the Articles of Incorporation. Holders of Common Stock are not entitled to cumulate their votes. Holders of Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors (the "Board") out of funds legally available for the payment thereof. The Articles of Incorporation provide that once the subscription price or par value of any share of Common Stock has been paid in, such share shall be non-assessable and shall not be subject to assessment to pay the debts of Alliance. Subject to any preferential rights which may be granted to holders of certain series of Special Stock, holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution to its stockholders in the event of its liquidation or dissolution. Holders of Common Stock have no preemptive rights nor are there any subscription, redemption or conversion privileges associated with the Common Stock.



    The Common Stock is quoted on Nasdaq under the symbol "ALLY."



SPECIAL STOCK



    The Articles of Incorporation provide that the Special Stock may be issued from time to time upon such terms and conditions and for such consideration as may be provided by the Board. The Special Stock may be issued in one or more series, each series having such designations, rights, preferences and privileges as may be determined by the Board at the time of issuance. The Company has no current intention to issue any series of Special Stock with the exception of the Preferred Stock and the Series E Preferred Stock described herein.



  15% NON-VOTING SENIOR PAY-IN-KIND SPECIAL STOCK, SERIES B



    The Company's Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof (the "Certificate of Designations") of the 15% Non-Voting Senior Pay-in-Kind Special Stock, Series B (previously defined as the "Preferred Stock") provides that holders of shares of Preferred Stock are entitled to receive quarterly dividends, as and when declared by the Board, in an amount per share equal to $3.75, or 15% per annum, payable in cash, except that the Company may at its option pay any such dividend accruing through and including the Dividend Payment Date (as defined below) occurring next after the seventh anniversary of the Effective Time in whole or in part in additional shares of Preferred Stock (or fractions thereof) in an amount equal to such dividend, with each share of Preferred Stock valued at $100 (the "Liquidation Value"), provided that after the first Dividend Payment Date (as defined below) occurring next after the fifth anniversary of the Effective Time the portion of any such dividend that may be so paid is limited to $2.00 per share, or 8% per annum. Dividends are payable on the first day in each year of the first, fourth, seventh and tenth months of each year following the date of initial issuance beginning on the first day of the fourth month following the date of initial issuance or such other dates as set by the Board (each a "Dividend Payment Date"). Dividends are cumulative and shall accrue from and after May 3, 1996 or, in the case of Preferred Stock issued as dividends, from and after the date of initial issuance. Dividends payable for any partial dividend period (including the period from May 3, 1996 until the first day of the month next following the month in which the date of initial issuance occurred) will be computed on the basis of the actual days elapsed in such period over a year of 365 or 366 days. Unless all dividends that have accrued are paid on the Preferred Stock, no dividend or other distribution can be paid to holders of any equity security ranking junior to or pari passu with the Preferred Stock (including the Series E Preferred Stock) and no shares of such junior or pari passu security can be purchased or redeemed by the Company. The Company currently expects that so long as the Preferred Stock remains outstanding, it will, subject to the terms thereof, pay dividends accruing through the first dividend payment date occurring after the seventh anniversary of the Effective Time on the Preferred Stock in additional shares of such stock.



    Upon liquidation, the holders of shares of Preferred Stock are entitled (subject to other rights of any senior equity securities) to be paid out of assets of the Company in cash or property valued at its fair market value (as determined in good faith by the Board) an amount equal to $100 plus an amount equal to all accrued and unpaid dividends and distributions thereon. The Company may not issue equity securities ranking senior in right of payment to the Preferred Stock. Therefore, immediately following the Merger, no equity security will be senior to or pari passu with the Preferred Stock and only the Common Stock and Series E Preferred Stock will be junior to the Preferred Stock.



    The Preferred Stock has no voting rights except as required by law and except in the case where dividends payable on shares of the Preferred Stock have been in arrears for six consecutive Dividend Payment Dates, at which time the number of directors constituting the Board will be increased by two and the holders of shares of Preferred Stock will have the right, voting separately as a class, to elect two directors to the Board until all dividends accumulated on such shares have been paid or set apart for payment in full.



    The Company may at its option redeem all, or any number less than all, of the outstanding shares of Preferred Stock at any time at a price per share equal to $100 per share plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption. The Company is required to redeem at the above mentioned price all of the outstanding shares of Preferred
Stock by the eighth anniversary of original  issuance,             2004. If  the
Company fails to redeem such shares on that date and the holders have not yet elected two directors to the Board as provided in the previous paragraph, then the number of directors constituting the Board will be increased by two and the holders of the shares of Preferred Stock will have the right to elect two directors to the Board. The total number of directors which the holders of Preferred Stock shall have the right to elect may not exceed two. Holders of the Preferred Stock have no other remedy than those described above if the Company fails to redeem all the outstanding shares of Preferred Stock on such date. The terms of the Senior Secured Notes will restrict the Company's ability to effect any such redemption so long as any Senior Secured Notes remain outstanding.



    Fractional shares of Preferred Stock will entitle the holder to receive dividends and distributions and to exercise voting rights in proportion to the fractional holding.



    Alliance has applied to have the Preferred Stock quoted on Nasdaq under the symbol "ALLYP."



  11 1/2% NON-VOTING JUNIOR CONVERTIBLE PAY-IN-KIND SPECIAL STOCK, SERIES E



    Alliance's Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions thereof (the "Series E Certificate of Designations") of the 11 1/2% Non-Voting Junior Convertible Pay-in-Kind Special Stock, Series E (previously defined as the "Series E Preferred Stock") to be filed with the Secretary of State of Nevada provides that holders of shares of Series E Preferred Stock are entitled to receive quarterly dividends, as and when declared by the Board, in an amount per share equal to $2.50 payable in cash, through and including the Series E Dividend Payment Date (as defined below) occurring next after the third anniversary of the Effective Time, except that the Company may at its option pay any such dividend in whole or in part in additional shares of Series E Preferred Stock (or fractions thereof) in an amount equal to such dividend, with each share of Series E Preferred Stock valued at $100. Dividends are payable on the first day in each year of the first, fourth, seventh and tenth months of each year following the date of initial issuance beginning on the first day of the fourth month following the date of initial issuance or such other dates as set by the Board (each a "Series E Dividend Payment Date"). Dividends are cumulative and will accrue from and after the date of initial issuance. Dividends payable for any partial dividend period (including the period from the date of initial issuance until the first day of the month next following the month in which the date of initial issuance occurred) will be computed on the basis of the actual days elapsed in such period over a year of 365 or 366 days. Unless all dividends that have accrued are paid on the Series E Preferred Stock, no dividend or other distribution can be paid to holders of any equity security ranking junior to or pari passu with the Series E Preferred Stock and no shares of such junior security can be purchased or redeemed by Alliance. Alliance currently expects that so long as the Series E Preferred Stock remains outstanding, it will, subject to the terms thereof, pay dividends on the Series E Preferred Stock in additional shares of such stock.



    Shares of Series E Preferred Stock are convertible into shares of Common Stock at any time, initially at a conversion price of $5.88 per share, subject to adjustment as provided below (the "Series E Conversion Price"). The right to convert shares of Series E Preferred Stock called for redemption will expire at the close of business on the fifth business day prior to the redemption date.



    The Series E Conversion Price is subject to adjustment in certain events, including (i) dividends (and other distributions) payable in shares of Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of shares of Common Stock or rights or warrants entitling them to subscribe for or purchase shares of Common Stock at less than the current market price (as defined in the Series E Certificate of Designations), (iii) subdivisions, combinations and reclassifications of shares of Common Stock, (iv) certain tender offers by the Company or any subsidiary of the Company for shares of Common Stock and (v) distributions by the Company to all holders of shares of Common Stock of evidences of indebtedness, securities other than shares of Common Stock or other assets (including securities but excluding those dividends, rights, warrants and distributions referred to above and excluding dividends and distributions paid in cash or other property out of the retained earnings of the Company), provided that, in the event that the fair market value of the assets, evidences of indebtedness or other securities so distributed applicable to one share of Common Stock equals or exceeds such current market price per share of Common Stock or such current market price exceeds such fair market value by less than $0.10 per share, the Series E Conversion Price will not be adjusted until such time as the cumulative amount of all such distributions exceed $0.10 per share.



    In addition to the foregoing adjustments, the Company is permitted to make such reductions in the Series E Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the shares of Common Stock.



    In case of certain reclassifications, consolidations or mergers to which the Company is a party or the transfer of all or substantially all of the assets of the Company, each share of Series E Preferred Stock then outstanding would, without the consent of any holders of such shares, become convertible only into the kind and amount of securities, cash and other property receivable upon the reclassification, consolidation, merger or transfer by a holder of the number of shares of Common Stock into which such shares might have been converted immediately prior to such reclassification, consolidation, merger or transfer (assuming such holder of shares of Common Stock failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares).



    Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price (as determined in accordance with the Series E Certificate of Designations). Fractional shares of Series E Preferred Stock may be issued under certain circumstances (including in payment of dividends payable in shares of Series E Preferred Stock) and will entitle the holder to receive dividends and distributions and to exercise voting rights in proportion to the fractional holding.



    Upon liquidation, the holders of shares of Series E Preferred Stock are entitled (subject to prior preferences and other rights of any senior equity securities including the Preferred Stock and on a parity with other securities ranking equally) to be paid out of assets of the Company in cash or property valued at its fair market value (as determined in good faith by the Board) an amount equal to $100 plus an amount equal to all accrued and unpaid dividends and distributions thereon.



    The Series E Preferred Stock has no voting rights except as required by law and except in the case where dividends payable on shares of the Series E Preferred Stock have been in arrears for six consecutive Series E Dividend Payment Dates, at which time the number of directors constituting the Board will be increased by two and the holders of shares of Series E Preferred Stock, together with the holders of any other class of Special Stock ranking on a parity with the Series E Preferred Stock as to the payment of dividends, will have the right, voting separately as a class, to elect two directors to the Board until all dividends accumulated on such shares have been paid or set apart for payment in full.



    The Company may at its option redeem all, or any number less than all, of the outstanding shares of Series E Preferred Stock at any time at a price per share equal to $100 per share plus an amount equal to all accrued and unpaid dividends and distributions thereon to the date of redemption.



PROVISIONS APPLICABLE TO CERTAIN HOLDERS



    The Nevada Revised Statutes contains a control share provision with respect to the acquisition of more than 20% of the voting shares of a Nevada corporation. Alliance, however, has opted out of this provision in accordance with the Nevada Revised Statutes by adopting an amendment to its by-laws to such effect.

     MATERIAL FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF PREFERRED STOCK



    The following is a description of the material Federal income tax consequences to the original holders of Preferred Stock. The description is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, current administrative rulings and court decisions, all of which are subject to change (possibly on a retroactive basis) and any such change could affect the continuing validity of this description. The Federal income tax description set forth below may not be applicable to certain classes of taxpayers, including insurance companies, securities dealers, financial institutions, foreign persons, and persons in special situations. Holders of Preferred Stock are urged to consult their tax advisors as to their respective personal tax situations including the applicability and effect of state, local and other tax laws. The discussion below assumes that the shares of Preferred Stock are capital assets in the hands of any holder.



TAX TREATMENT OF CASH DISTRIBUTIONS AND DISTRIBUTIONS OF ADDITIONAL SHARES OF PREFERRED STOCK



    The Company believes the Preferred Stock will be deemed "participating" preferred stock for purposes of Code section 305(b)(4). Consequently, the Company believes that the quarterly distribution of additional shares of Preferred Stock ("Distribution Shares") on the shares of Preferred Stock sold pursuant to this Offering is a distribution of stock described in Code Section 305(a) and will not be subject to tax upon receipt by holders ("Non-taxable Distribution Shares"). Generally, a holder must allocate a portion of the holder's adjusted tax basis in its share of Preferred Stock to the basis of each Non-taxable Distribution Share, or portion thereof, a holder receives tax free under Code section 305(a). It is possible at some time in the future that additional shares of Preferred Stock distributed on Distribution Shares will not be "participating" in this sense and their receipt by holders will be subject to tax as described in the immediately following paragraph ("Taxable Distribution Shares"). In addition, in the event more than a DE MINIMIS amount of Old Convertible Debentures remain outstanding after the Merger, under one possible reading of the Treasury Regulations under Code Section 305(b)(2), the receipt of Distribution Shares would be subject to tax as described in the immediately following paragraph because such receipt would increase the proportionate interest in Alliance's earnings and assets by holders of Preferred Stock while the receipt of interest by holders of Old Convertible Debentures would be treated as the receipt of property. Under Code section 306(a), if a holder sells a Non-taxable Distribution Share (other than in a redemption by the Company) the amount realized shall be treated as ordinary income except to the extent the amount realized exceeds such share's ratable share of the amount which would have been a dividend at the time of distribution if the Company had distributed money in an amount equal to the fair market value of such share at the time of distribution (the "Dividend Amount"). Any excess of the amount realized by the holder over the sum of (i) the Dividend Amount and (ii) the holder's allocated tax basis in the Non-taxable Distribution Share shall be treated as capital gain from the sale of such stock. If the Company redeems such Non-taxable
Distribution Share, the redemption will be taxed as a distribution subject to Code section 301(c) (as described immediately below), unless, generally, a holder reduces his interest in the Company as described below in the section titled "Redemption for Cash", in which case the amount realized shall be treated as capital gain from the sale of such stock.



    Pursuant to Code section 301(c)(1), holders of Preferred Stock will recognize ordinary income upon the receipt of a dividend in cash or in Taxable Distribution Shares, in both cases to the extent of the Company's current or accumulated earnings and profits. The amount of the distribution for purposes of Code section 301(c) will equal the amount of cash and the fair market value of the Taxable Distribution Shares distributed. The fair market value of each Taxable Distribution Share paid as a dividend will equal the mean between the highest and lowest quoted selling prices of shares of the Preferred Stock on Nasdaq on the date of payment. Pursuant to Code section 301(c)(2) and (3), a distribution of cash or Taxable Distribution Shares in an amount in excess of the Company's current and accumulated earnings and profits will be a tax free return of capital to the extent of a holder's tax basis in the shares of
Preferred Stock,  and  thereafter,  capital  gain.  Any  capital  gain  will  be long-term if, as of the date of payment, the holder held the shares of the Preferred Stock for more than one year, and will be short-term if, as of the date of payment, the holder held the shares of Preferred Stock for one year or less. Short-term capital gain is subject to a maximum marginal

Federal income tax rate of 39.6%. For individuals, long-term capital gain is currently subject to a maximum marginal Federal income tax rate of 28%. The current maximum long-term capital gain rate for corporations is 35%.



    Pursuant to Code section 305(c) and the Treasury Department regulations recently promulgated thereunder, if the Liquidation Value of a Distribution Share is greater than its issue price by more than a DE MINIMIS amount, the difference between the Liquidation Value and the issue price will be treated as a constructive distribution or series of constructive distributions of additional shares of Preferred Stock to which Code section 301(c) applies (as described in the immediately preceding paragraph) and will be taken into account by the holder over the period from the issue date to the mandatory redemption date of the Preferred Stock. The issue price of the Taxable Distribution Shares will be the mean between the high and low trading prices of such shares on their date of issue. The difference between the issue price and Liquidation Value of a Taxable Distribution Share will be more than DE MINIMIS if it is at least 2% of the Liquidation Value (.25% times the Liquidation Value times eight (the number of complete years from the issue date until the mandatory redemption date of the Preferred Stock)). Holders will take into account the constructive distributions under "principles similar to the principles of Code section 1272(a)". While the regulations under Code section 305(c) do not expressly provide how to apply the principles of Code section 1272(a) to constructive distributions of Preferred Stock, the Company believes the so-called "constant yield method" will apply to accrue the difference between issue price and Liquidation Value of a Taxable Distribution Share.



    Generally, under the "constant yield method", the amount of the constructive distribution to be taken into account in accord with Code section 301(c) will equal the increase in the adjusted issue price of a Taxable Distribution Share for each accrual period. For this purpose, the increase in the adjusted issue price for any accrual period shall be an amount equal to the excess, if any, of
(a) the product of (i) the adjusted issue price of a Taxable Distribution Share at the beginning of such accrual period and (ii) the yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the amounts actually distributed on a Taxable Distribution Share during such accrual period. For this purpose, the adjusted issue price of a Taxable Distribution Share at the beginning of any accrual period is the sum of the issue price of a Taxable Distribution Share plus the adjustments made to such issue price for all periods before the first day of such accrual. For this purpose, the accrual period shall mean the three month period (or shorter period from the date of original issue of the Taxable Distribution Share) which ends on a day in the calendar year corresponding to the redemption date of the Taxable Distribution Share or the date three, six or nine months before such redemption date.



    In the event the redemption price of any Distribution Share exceeds its fair market value at the time of the distribution by more than a DE MINIMIS amount, the excess could be treated as a constructive distribution that must be taken into account by the holders in a manner consistent with the constant yield method of Code section 1272(a)(1) and Code section 301. The Company, however, intends to take a position that there will be no constructive distribution to holders prior to the redemption date of the Preferred Stock with respect to any such excess in respect of additional shares of Preferred Stock. Pursuant to Treasury Regulation section 1.305-5(b)(5), the Company's determination is binding on all holders of Preferred Stock, other than a holder that explicitly discloses on its timely filed federal income tax return for the taxable year that includes the date of the holder's receipt of the relevant Preferred Stock distribution that its determination as to whether there is a constructive distribution differs from that of the Company. The Company will provide holders the relevant information in a reasonable manner in order to make their own such determination. There is no assurance that the IRS would not disagree with the Company's position and assert that there has been a constructive distribution with respect to the Preferred Stock prior to redemption.



REDEMPTION FOR CASH



    If the Company redeems the holder's shares of Preferred Stock for cash, the following would be applicable. Under the rules of Code section 302 a redemption of shares of Preferred Stock by the Company for cash will be treated as a distribution taxable as a dividend to redeeming stockholders to the extent of the

Company's current or accumulated earnings and profits unless the redemption (i) results in a "complete termination" of the stockholder's interest in the Company (within the meaning of Code section 302(b)(3)), (ii) is "substantially disproportionate" (within the meaning of Code section 302(b)(2)) with respect to the holder or (iii) is "not essentially equivalent to a dividend" (within the meaning of Code section 302(b)(1)). In determining whether any of the Code section 302(b) tests have been met, shares of Common Stock and of any other class of stock of the Company will be taken to account along with shares of Convertible Preferred Stock. Moreover, shares considered to be owned by the holder by reason of the constructive ownership rules set forth in Code section 318, as well as shares actually owned, will be taken into account. If any of the foregoing tests are met, then, except with respect to declared and unpaid dividends, if any, the redemption of shares of Preferred Stock for cash will result in taxable gain or loss equal to the difference between the amount of cash received and the holder's tax basis in the redeemed shares. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shareholder's holding period exceeds one year. Based on a published IRS ruling, the redemption of a shareholder's Preferred Stock for cash will be treated as "not essentially equivalent to a dividend" if, taking into account the constructive ownership rules, (a) the holder's relative stock interest in the Company is minimal, (b) the holder exercises no control over the Company's affairs and (c) there is a reduction in the holder's proportionate interest in the Company.



    THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS, HER OR ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO THE HOLDER OF THE PREFERRED STOCK INCLUDING FEDERAL, STATE AND LOCAL TAX CONSEQUENCES.

                                  UNDERWRITING


    Subject to the terms and conditions contained in the Underwriting Agreements relating to the Senior Secured Notes and the Preferred Stock, respectively (copies of which have been filed as exhibits to the Registration Statements of which this Prospectus forms a part), the Company has agreed to sell to Jefferies & Company, Inc., Wasserstein Perella Securities, Inc. and Ladenburg, Thalmann & Co. Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, the principal amount of the Senior Secured Notes and the liquidation value of Preferred Stock as set forth opposite their respective names in the table below.



                                                           PRINCIPAL AMOUNT  LIQUIDATION VALUE
                                                              OF SENIOR        OF PREFERRED
                       UNDERWRITER                          SECURED NOTES          STOCK
Jefferies & Company, Inc.................................
Wasserstein Perella Securities, Inc......................
Ladenburg, Thalmann & Co. Inc............................
                                                           ----------------  -----------------
    Total................................................   $  140,000,000
                                                           ----------------  -----------------
                                                           ----------------  -----------------



    Under the terms and conditions of the Underwriting Agreements, the Underwriters are committed to purchase all the Securities offered hereby (other than those covered by the over-allotment option for the Preferred Stock described below) if any are purchased. The Underwriters propose to offer the Securities directly to the public initially at the public offering prices set forth on the cover page of this Prospectus and, in the case of the Preferred Stock, to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $ per share to certain other dealers. After the initial public offering of the Securities, the respective public offering price of the Senior Secured Notes and the Preferred Stock and the commission to selected dealers and the reallowance to other dealers with the respect to the Preferred Stock may be changed by the Underwriters.



    Prior to the Offerings, there has been no public market for the Senior Secured Notes or the Preferred Stock. The public offering prices were determined by negotiations between the Company and the Underwriters. Among the principal factors considered in such negotiations were the financial strength of the Company in recent periods, prevailing economic prospects, debt offerings of companies in related businesses, the prospects for the Company and its industry and the general conditions prevailing in the securities markets. The Underwriters do not intend to confirm sales of the Securities to any accounts over which they exercise discretionary authority.



    Alliance and its subsidiaries have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offerings, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.



    The Company does not intend to list any of the Senior Secured Notes on a national securities exchange or to seek the admission thereof for trading on Nasdaq. The Underwriters have advised the Company that they currently intend to make a market in the Senior Secured Notes as permitted by applicable laws and regulations; however, they are not obligated to do so, and such market-making, if commenced may be discontinued at any time without notice. The Company has applied to have the Preferred Stock quoted on Nasdaq, however, there can be no assurance as to the liquidity of the trading market for either the Senior Secured Notes or the Preferred Stock, or that an active trading market will develop.



    The Company has granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to an additional $ liquidation value of Preferred Stock at the public offering price, less the underwriting discount. The Underwriters may exercise such right of purchase only for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Preferred Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase additional shares of Preferred Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    The foregoing includes a summary of the principal terms of the Underwriting Agreements and does not purport to be complete. Reference is made to the copy of each Underwriting Agreement that is on file as an exhibit to the Registration Statements of which this Prospectus is a part.



    Jefferies & Company, Inc., on the one hand, and Ladenburg, Thalmann & Co. Inc., on the other, are serving as financial advisors to Alliance and BGII, respectively, for which they receive customary fees and reimbursement of certain expenses, including in the case of Jefferies & Company, Inc., 450,000 shares of Common Stock as an advisory fee. Jefferies & Company, Inc. and Ladenburg, Thalmann & Co. Inc. are acting as dealer managers, together with a third dealer manager, for the Exchange Offer, for which they expect to receive customary fees and reimbursement of certain expenses.


                                 LEGAL MATTERS

    Certain legal matters in connection with the securities offered hereby are being passed upon for the Company by Schreck, Jones, Bernhard, Woloson & Godfrey, Chartered, Las Vegas, Nevada, and Milbank, Tweed, Hadley & McCloy, New York, New York, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.

    The statements as to matters of law and legal conclusions concerning Nevada gaming laws included under the caption "Gaming Regulation and Licensing--Nevada" have been prepared by Schreck, Jones, Bernhard, Woloson & Godfrey, Chartered, Las Vegas, Nevada, gaming counsel for the Company.

    The statements as to matters of law and legal conclusions concerning Louisiana gaming laws included under the captions "Risk Factors--Strict Regulation of Gaming Authorities" and "Gaming Regulation and Licensing--Louisiana" have been prepared by Hoffman, Sutterfield, Ensenat, a Professional Corporation, New Orleans, Louisiana, gaming counsel for the Company.

    The statements  as  to  matters  of law  and  legal  conclusions  concerning
Mississippi gaming laws included under the caption "Gaming Regulation and Licensing--Mississippi" have been prepared by Paul H. Johnson, Esq., Jackson, Mississippi, gaming counsel for the Company.

    The statements as to matters of law and legal conclusions concerning New Jersey gaming laws included under the captions "Risk Factors--Strict Regulation of Gaming Authorities" and "Gaming Regulation and Licensing--New Jersey" have been prepared by Kozlov, Seaton, Romanini & Brooks, Cherry Hill, New Jersey, gaming counsel for the Company.

    The statements as to matters of law and legal conclusions concerning German gaming laws included under the caption "Gaming Regulation and Licensing--Germany" have been prepared by Bruckhaus, Westrick, Stegeman, Berlin, Germany, German counsel for the Company.

                                    EXPERTS


    The consolidated financial statements of Alliance Gaming Corporation and subsidiaries as of June 30, 1994 and 1995, and for each of the years in the three-year period ended June 30, 1995 included herein have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the method of accounting for income taxes, effective July 1, 1993. As noted under "Forecast of Operations," KPMG Peat Marwick LLP has not examined the Forecast presented under "Forecast of Operations" and, accordingly, does not express an opinion or any other form of assurance with respect thereto.



    The consolidated balance sheets of BGII as of December 31, 1994 and 1995, and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 included herein have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, appearing elsewhere herein, given on the authority of that firm as experts in accounting and auditing. As noted under "Forecast of Operations," Coopers & Lybrand L.L.P.

neither examined nor compiled nor had any other involvement with the preparation of the Forecast presented under "Forecast of Operations" and accordingly does not express an opinion or any other form of assurance with respect thereto, nor do they assume any responsibility for the Forecast.


                             AVAILABLE INFORMATION

    Each of Alliance and BGII is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed by Alliance and BGII may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and should be available at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or part of such materials also may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Alliance's Common Stock is and the Preferred Stock, when issued, will be, listed on Nasdaq under the symbol "ALLY" and "ALLYP", respectively. Reports, proxy statements and other information filed by Alliance and BGII may also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


    Alliance has filed with the Commission Registration Statements on Form S-2 (together with any amendments and exhibits thereto, each, a "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus, which is a part of each such Registration Statement, does not contain all the information set forth in each such Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Such additional information may be inspected, without charge, at the Commission's principal office in Washington, D.C. and copies may be obtained from the Commission upon payment of the prescribed fee. Statements contained in this Prospectus or in any document incorporated in this Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to each such Registration Statement or such other document, each such statement being qualified in all respects by such reference.



                         FOR CALIFORNIA RESIDENTS ONLY



    With respect to sales of the security being offered hereby to California residents, such security may be sold only to: (1) "accredited investors" within the meaning of Regulation D under the Securities Act of 1933, (2) banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension or profit-sharing trusts, corporations or other entities which, together with the corporation's or other entity's affiliates which are under common control have a net worth on a consolidated basis according to their most recent regularly prepared financial statements (which shall have been reviewed, but not necessarily audited, by outside accountants) of not less than $14,000,000, and subsidiaries of the foregoing, or (3) any person (other than a person formed for the sole purpose of purchasing the security being offered hereby) who purchases at least $1,000,000 aggregate amount of the security offered hereby.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS

                          ALLIANCE GAMING CORPORATION


                                                                                                         PAGE
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report.......................................................................       F-2
Consolidated Balance Sheets as of June 30, 1994 and 1995...........................................       F-3
Consolidated Statements of Operations for the Fiscal Years Ended June 30, 1993, 1994 and 1995......       F-5
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended June 30, 1993, 1994 and
 1995..............................................................................................       F-6
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 1993, 1994 and 1995......       F-7
Notes to Consolidated Financial Statements.........................................................    F-8-F-34

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of June 30, 1995 (audited) and March 31, 1996
 (unaudited).......................................................................................      F-35
Unaudited Condensed Consolidated Statements of Operations for the Nine Months Ended March 31, 1995
 and 1996..........................................................................................      F-36
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 1995
 and 1996..........................................................................................      F-37
Notes to Unaudited Condensed Consolidated Financial Statements.....................................    F-38-F-48

                                         BALLY GAMING INTERNATIONAL, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants..................................................................      F-49
Consolidated Balance Sheets, December 31, 1994 and 1995............................................      F-50
Consolidated Statements of Operations for the Years Ended December 31, 1993, 1994 and 1995.........      F-51
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994 and
 1995..............................................................................................      F-52
Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995.........      F-53
Notes to Consolidated Financial Statements.........................................................    F-54-F-82

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets as of December 31, 1995 (audited) and March 31, 1996
 (unaudited).......................................................................................      F-83
Consolidated Statements of Operations (unaudited) -- for the Three Months Ended March 31, 1995 and
 1996..............................................................................................      F-84
Consolidated Statement of Stockholders Equity for the Three Months Ended March 31, 1996............      F-85
Condensed Consolidated Statements of Cash Flows (unaudited) -- for the Three Months Ended March 31,
 1995 and 1996.....................................................................................      F-86
Notes to Condensed Consolidated Financial Statements (unaudited)...................................   F-87-F-100

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Alliance Gaming Corporation

    We have audited the consolidated balance sheets of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alliance Gaming Corporation and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the consolidated financial statements, effective July 1, 1993 Alliance Gaming Corporation adopted the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standard No. 109, ACCOUNTING FOR INCOME TAXES.

                                          KPMG Peat Marwick LLP

Las Vegas, Nevada
September 1, 1995

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)

                                                                                               1994        1995
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $   37,085  $   13,734
  Securities available for sale...........................................................      12,489      23,680
  Receivables, net........................................................................       5,924       3,316
  Inventories.............................................................................         661         714
  Prepaid expenses........................................................................       4,420       4,148
  Refundable income taxes.................................................................         361         361
  Other...................................................................................          30         156
                                                                                            ----------  ----------
    Total current assets..................................................................      60,970      46,109
                                                                                            ----------  ----------
Property and equipment:
  Land and improvements...................................................................       3,229      17,296
  Building and improvements...............................................................       4,286       8,822
  Gaming equipment........................................................................      30,395      36,396
  Furniture, fixtures and equipment.......................................................       9,632      11,582
  Leasehold improvements..................................................................       5,222       5,372
  Construction in progress................................................................         212          30
                                                                                            ----------  ----------
                                                                                                52,976      79,498
  Less accumulated depreciation and amortization..........................................      24,293      29,146
                                                                                            ----------  ----------
    Property and equipment, net...........................................................      28,683      50,352
                                                                                            ----------  ----------
Other assets:
  Receivables, net........................................................................       4,609       5,309
  Excess of costs over net assets of an acquired business, net of accumulated amortization
   of $295 (1994) and $585 (1995).........................................................       3,789       3,842
  Intangible assets, net of accumulated amortization of $4,145 (1994) and $5,516 (1995)...      13,527      12,405
  Deferred tax assets.....................................................................       1,081       1,399
  Investment in minority owned subsidiary.................................................       2,000       1,585
  Other...................................................................................       4,757       5,347
                                                                                            ----------  ----------
    Total other assets....................................................................      29,763      29,887
                                                                                            ----------  ----------
                                                                                            $  119,416  $  126,348
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                  (Continued)

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                             JUNE 30, 1994 AND 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               1994        1995
                                                                                            ----------  ----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt....................................................  $    1,504  $    3,995
  Accounts payable........................................................................       1,661       1,758
  Accrued expenses, including related parties of $312 (1994) and $931 (1995)..............       6,879       8,610
                                                                                            ----------  ----------
    Total current liabilities.............................................................      10,044      14,363
                                                                                            ----------  ----------

Long-term debt, less current maturities...................................................      89,222      97,402
Deferred tax liabilities..................................................................       1,218       1,205
Other liabilities.........................................................................       3,587       2,750
                                                                                            ----------  ----------
    Total liabilities.....................................................................     104,071     115,720
                                                                                            ----------  ----------

Commitments and contingencies

Minority interest.........................................................................         246         643
Stockholders' equity:
  Common stock, $.10 par value; authorized 175,000,000 shares; issued 10,505,928 shares
   (1994) and 11,654,150 shares (1995)....................................................       1,051       1,165
  Special stock, $.10 par value; authorized 10,000,000 shares; issued 1,333,333 (1994 and
   1995)..................................................................................         133         133
  Paid-in capital.........................................................................      26,716      32,134
  Unrealized loss on securities available for sale, net...................................        (421)       (316)
  Accumulated deficit.....................................................................     (12,380)    (23,131)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      15,099       9,985
                                                                                            ----------  ----------
                                                                                            $  119,416  $  126,348
                                                                                            ----------  ----------
                                                                                            ----------  ----------

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995


                                                                                  1993        1994        1995
                                                                               ----------  ----------  ----------
                                                                                     (IN THOUSANDS, EXCEPT
                                                                                       PER SHARE AMOUNTS)
Revenues:
  Gaming:
    Routes...................................................................  $   96,282  $  102,830  $  106,827
    Casinos and taverns......................................................      12,526      15,679      21,287
  Food and beverage sales....................................................       4,184       4,480       3,847
  Net equipment sales........................................................          99          65          27
                                                                               ----------  ----------  ----------
                                                                                  113,091     123,054     131,988
                                                                               ----------  ----------  ----------
Costs and expenses:
  Cost of gaming:
    Routes...................................................................      72,614      76,332      79,875
    Casinos and taverns......................................................       8,667      11,871      11,436
  Cost of food and beverage..................................................       2,876       3,084       2,795
  Cost of equipment sales....................................................          49          20          12
  Selling, general & administrative..........................................      12,667      13,555      14,633
  Business development expenses..............................................         900       1,192       7,843
  Corporate expenses.........................................................       6,191       7,882       9,735
  Bad debt expense...........................................................         461         705         400
  Loss on abandoned small casinos............................................      --           3,713      --
  Loss on abandoned taverns..................................................      --           2,638      --
  Depreciation and amortization..............................................       8,718       9,530       9,520
                                                                               ----------  ----------  ----------
                                                                                  113,143     130,522     136,249
                                                                               ----------  ----------  ----------
Operating loss...............................................................         (52)     (7,468)     (4,261)
Other income (expense):
  Interest income............................................................         998       2,084       2,798
  Interest expense...........................................................      (5,046)     (6,830)     (8,133)
  Minority share of income...................................................      --            (506)       (397)
  Equity in income of affiliate..............................................      --          --              31
  Other, net.................................................................         450        (167)       (524)
                                                                               ----------  ----------  ----------
Loss before income taxes.....................................................      (3,650)    (12,887)    (10,486)
Income tax expense...........................................................      --            (241)       (265)
                                                                               ----------  ----------  ----------
Net loss.....................................................................  $   (3,650) $  (13,128) $  (10,751)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Net loss per common share....................................................      $(0.38)     $(1.28)     $(0.95)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Weighted average common shares outstanding...................................       9,696      10,251      11,300
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------


          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                                 (IN THOUSANDS)


                                                                                                               UNREALIZED
                                                                                                   RETAINED     LOSS ON
                                        TOTAL        COMMON STOCK      SPECIAL STOCK               EARNINGS    SECURITIES
                                     STOCKHOLDERS'  ---------------   ----------------   PAID-IN  (ACCUMULATED AVAILABLE
                                        EQUITY      SHARES  DOLLARS   SHARES   DOLLARS   CAPITAL   DEFICIT)     FOR SALE
                                     ------------   ------  -------   ------   -------   -------  ----------   ----------
Balances, June 30, 1992............    $23,661      9,409   $  942     --       $ --     $18,321  $  4,398       $--
  Net loss.........................     (3,650)      --       --       --       --         --       (3,650)      --
  Common stock warrants issued.....        559       --       --       --       --           559     --          --
  Shares issued upon exercise of
   options.........................      2,096        591       59     --       --         2,037     --          --
                                     ------------   ------  -------   ------   -------   -------  ----------     -----
Balances, June 30, 1993............     22,666      10,000   1,001     --       --        20,917       748       --
  Net loss.........................    (13,128)      --       --       --       --         --      (13,128)      --
  Shares issued for acquisitions...        249        112       11     --       --           238     --          --
  Common stock warrants issued.....        116       --       --       --       --           116     --          --
  Cost of private placement........       (201)      --       --       --       --          (201)    --          --
  Net change in unrealized loss on
   securities available for sale...       (421)      --       --       --       --         --        --           (421)
  Shares issued for capital
   infusion........................      4,999       --       --      1,333      133       4,866     --          --
  Shares issued upon exercise of
   options.........................        819        394       39     --       --           780     --          --
                                     ------------   ------  -------   ------   -------   -------  ----------     -----
Balances, June 30, 1994............     15,099      10,506   1,051    1,333      133      26,716   (12,380)       (421)
  Net loss.........................    (10,751)      --       --       --       --         --      (10,751)      --
  Shares issued for acquisitions...      3,754        712       71     --       --         3,683     --          --
  Compensatory stock issued........      1,313        250       25     --       --         1,288     --          --
  Net change in unrealized loss on
   securities available for sale...        105       --       --       --       --         --        --            105
  Shares issued upon exercise of
   options.........................        465        186       18     --       --           447     --          --
                                     ------------   ------  -------   ------   -------   -------  ----------     -----
Balances, June 30, 1995............    $ 9,985      11,654  $1,165    1,333     $133     $32,134  $(23,131)      $(316)
                                     ------------   ------  -------   ------   -------   -------  ----------     -----
                                     ------------   ------  -------   ------   -------   -------  ----------     -----

          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995


                                                                                        1993       1994       1995
                                                                                      ---------  ---------  ---------
                                                                                              (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..........................................................................  $  (3,650) $ (13,128) $ (10,751)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization...................................................      8,718      9,530      9,520
    Loss on abandoned casinos.......................................................     --          3,713     --
    Loss on abandoned taverns.......................................................     --          2,638     --
    Write-off of other assets.......................................................        149      1,817      2,796
    Provision for losses on receivables.............................................        461        705        400
    Amortization of debt discounts..................................................        265        292        297
    Undistributed earnings of affiliate.............................................     --         --            (31)
    Non-cash stock compensation expense.............................................     --         --          1,313
  Net change in operating assets and liabilities:
  (Increase) decrease in:
    Inventories.....................................................................       (233)        78        (40)
    Prepaid expenses................................................................      1,475       (519)       381
    Refundable income taxes.........................................................        766       (361)    --
    Other...........................................................................        305        254       (126)
  Increase (decrease) in:
    Accounts and slot contracts payable.............................................     (2,378)       269       (447)
    Accrued and deferred income taxes...............................................     --            137       (137)
    Other liabilities, including minority interest..................................       (153)       511        397
    Accrued expenses................................................................        184      3,126     (2,615)
                                                                                      ---------  ---------  ---------
      Net cash provided by operating activities.....................................      5,909      9,062        957
                                                                                      ---------  ---------  ---------
Cash flows from investing activities:
  Additions to property and equipment...............................................     (5,092)    (5,385)    (8,887)
  Proceeds from sale of property and equipment......................................        257      1,466        351
  Additions to receivables..........................................................     (8,715)   (18,801)    (8,970)
  Cash collections on receivables...................................................      7,925     17,541     10,315
  Net cash provided by acquisition of business......................................     --         --          2,481
  Acquisition of securities available for sale......................................     --        (12,910)   (11,086)
  Acquisition of partnership interests..............................................     --         (2,000)    (1,585)
  Additions to intangible assets....................................................        (77)    (5,179)      (390)
  Additions to other long-term assets...............................................     (3,296)    (2,031)    (3,877)
                                                                                      ---------  ---------  ---------
      Net cash (used in) investing activities.......................................     (8,998)   (27,299)   (21,648)
                                                                                      ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from long-term debt, net of expenses.....................................      1,941     81,984     --
  Issuance of common stock warrants.................................................        559        116     --
  Reduction of long-term debt.......................................................     (2,167)   (41,776)    (3,125)
  Issuance of special stock, net of costs...........................................     --          4,799     --
  Issuance of common stock..........................................................      2,097        619        465
                                                                                      ---------  ---------  ---------
      Net cash (used in) provided by financing activities...........................      2,430     45,742     (2,660)
                                                                                      ---------  ---------  ---------
Cash and cash equivalents:
  Increase (decrease) for year......................................................       (659)    27,505    (23,351)
  Balance, beginning of year........................................................     10,239      9,580     37,085
                                                                                      ---------  ---------  ---------
      Balance, end of year..........................................................  $   9,580  $  37,085  $  13,734
                                                                                      ---------  ---------  ---------
                                                                                      ---------  ---------  ---------


          See accompanying notes to consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

  DESCRIPTION OF BUSINESS

    Alliance Gaming Corporation and its subsidiaries (collectively, the "Company") are presently engaged in gaming device route operations in Nevada and in the greater New Orleans, Louisiana area; casino operations in Nevada and Mississippi; and the design, manufacture and refurbishment of gaming devices.

  PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Alliance Gaming Corporation, its wholly-owned subsidiaries and indirect subsidiaries and its partially owned, controlled subsidiaries. In the case of Video Services, Inc. ("VSI"), the Company owns 490 shares of Class B voting stock, which constitutes 100% of the voting stock, of VSI. The Company is entitled to receive 71% of dividends declared by VSI, if any, at such time that such dividends are declared. In July 1994, the Company acquired a 45% limited partnership interest in the Rainbow Casino-Vicksburg Partnership. Accordingly, the Company accounted for its investment in this partnership under the equity method until March 29, 1995 at which time the Company increased its partnership interest and assumed the general partnership position (see Note 11). Effective March 29, 1995, the results of operations of the Rainbow Casino have been included in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

  REVENUE RECOGNITION

    In accordance with industry practice, the Company recognizes gaming revenues as the net win from route, casino and tavern operations, which is, for gaming devices, the difference between coins and currency deposited into the devices and payments to customers and, for other games, the difference between gaming wins and losses. The Company recognizes total net win from gaming devices as revenues for gaming routes which operate under revenue-sharing arrangements and revenue-sharing payments as a cost of gaming routes. The Company recognizes revenue from parts and equipment sales to outside purchasers when the products are shipped.

  LOCATION RENT EXPENSE

    For financial statement purposes, the Company recognizes expenses for fixed periodic rental payments (including scheduled increases) made in connection with route operation space lease arrangements or sublease agreements on a straight line basis over the term of the agreement including any extension periods which are expected to be exercised. Contingent periodic rental payments are expensed in the period incurred.

  CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Such investments of $29,799,000 (1994) and $5,238,000 (1995) are included in cash and cash equivalents and are carried at cost, which approximates market value.

  SECURITIES AVAILABLE FOR SALE

    Effective January 1, 1994, the Company adopted Financial Accounting Standard No. 115. For fiscal years beginning after December 15, 1993, Statement 115 requires that, except for debt securities classified as "held-to-maturity" securities, investments in debt and equity securities should be reported at fair market value. The Company has designated certain securities as being available for sale. Securities are designated as available for sale at the time of their purchase. The Company determines which securities are available for sale by evaluating whether such securities would be sold in response to liquidity needs, asset/liability management and other factors. Securities available for sale are recorded at market value with the resulting unrealized gains and losses being recorded, net of tax, as a component of stockholders' equity. Gains or losses on these securities are determined using the specific identification method.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS (CONTINUED)
  INVENTORIES

    Inventories are stated at the lower of cost or market and are determined by the first-in, first out method.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated and amortized over their estimated useful lives or lease terms, if less, using the straight line method as follows:

Building and improvements......................................  31-39 years
Gaming equipment...............................................    5-7 years
Furniture, fixtures and equipment..............................   3-10 years
Leasehold improvements.........................................   5-20 years

  EXCESS OF COSTS OVER NET ASSETS OF AN ACQUIRED BUSINESS

    Excess of costs over net assets of an acquired business is the excess of the cost over the value of net tangible assets of an acquired business and is generally amortized on the straight-line method over a period of 40 years. In the case of the Company's majority-owned subsidiary, Native American Investments, Inc., where the assets acquired are largely intangible, the Company has elected a 10-year amortization period representing the estimated life of the rights acquired, consisting principally of contracts to conduct gaming operations on Indian lands.

    At each balance sheet date, management evaluates the realizability of goodwill based on expectations of non-discounted cash flows and operating income for each subsidiary having a material goodwill balance. Based upon its most recent analysis, management believes that no material impairment of goodwill exists at June 30, 1995.

  INTANGIBLE ASSETS

    Intangible assets consist primarily of costs associated with the acquisition of location leases which are capitalized and amortized using the straight-line method over the terms of the leases, ranging from one to 40 years, with an average life of approximately 11 years. Intangible assets for fiscal 1995 includes approximately $4,547,000 of commissions, discounts and other capitalized costs related to the issuance of the Company's 7.5% Convertible Subordinated Debentures due 2003, net of approximately $957,000 of accumulated amortization. At June 30, 1994, intangible assets includes $4,993,000 of such costs, net of $405,000 of accumulated amortization. Such amounts are being amortized over the term of the debentures.

    The carrying value of intangible assets is periodically reviewed by management and impairment losses are recognized when the expected non-discounted future operating cash flows derived from such intangible assets are less than their carrying value.

  OTHER ASSETS

    Other assets includes assets held for sale, long-term deposits and other non-current assets. In fiscal 1993, the Company paid to certain property owners a $2,500,000 refundable deposit to operate gaming devices at their location. Additionally, other assets are presented net of valuation allowances of $1,763,000 and $631,000 at June 30, 1994 and 1995, respectively.

  LOSS PER SHARE OF COMMON STOCK

    Loss per share of common stock has been computed based on the weighted average number of shares of common stock outstanding. Fully diluted earnings per share is not presented because the effect would be anti-dilutive.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS (CONTINUED)
  INCOME TAXES

    In February 1992, the Financial Accounting Standards Board issued Financial Accounting Standard No. 109 ACCOUNTING FOR INCOME TAXES. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Effective July 1, 1993, the Company adopted Statement 109. The Company previously used the asset and liability method under Statement 96.

  RECLASSIFICATIONS

    Certain reclassifications have been made to prior year financial statements to conform with the current year presentation.

2.  RECEIVABLES
    The Company's gaming route operations from time to time involve making loans to location operators in order to participate in revenues over extended periods of time. The loans, made for build-outs, tenant improvements and initial operating expenses are generally secured by the personal guarantees of the operators and the locations' assets. The majority of the loans are interest bearing and are expected to be repaid over a period of time not to exceed the life of the revenue sharing arrangement. The loans have varying payment terms, with weekly payment amounts ranging from $200 to $1,440 and monthly payment amounts ranging from $200 to $18,780. Interest rates on the loans range from prime plus 1.50% to stated rates of 12% with various due dates ranging from July 1995 to April 2007. The loans are expected to be repaid from the locations' cash flows or proceeds from the sale of the leaseholds.

    Receivables at June 30 consist of the following:

                                                                             1994       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Notes receivable-location operators......................................  $   8,319  $   7,760
Other receivables........................................................      2,214        865
                                                                           ---------  ---------
                                                                              10,533      8,625
Less current amounts.....................................................      5,924      3,316
                                                                           ---------  ---------
Long-term receivables, excluding current amounts.........................  $   4,609  $   5,309
                                                                           ---------  ---------
                                                                           ---------  ---------

    Receivables are presented net of an allowance for doubtful accounts of $1,389,000 and $1,659,000 as of June 30, 1994 and 1995, respectively. The allowance is allocated between current and long-term receivables on a pro rata basis related to notes receivable from location operators.

    During fiscal 1994, the Company cancelled certain sublease agreements as a result of defaults by payors in making payments and acquired title to the assets and operating rights to the tavern locations in exchange for releases of the customers' debt owed to the Company. During fiscal 1994, interest income of approximately $48,000 was recognized on these receivables. Total interest income of $130,000 would have been recognized if the receivables had been current in accordance with their original terms. The total initial investment in these tavern locations of approximately $2,011,000 includes the net receivables of approximately $1,362,000 and other assets of $649,000. No such transactions were completed in fiscal 1995. Management of the Company has determined the fair value of the locations' assets from knowledge of sales

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

2.  RECEIVABLES (CONTINUED)
of comparable establishments and expertise acquired from operating its gaming devices at similar locations. Due to the Company's decision to dispose of the currently operated small independent tavern operations, certain reserves and write downs were recognized in fiscal 1994 results of operations.

    Management believes properly managing the disposal of these operations will protect the Company's existing contractual arrangements from the tavern locations as well as assure their continued operation while preserving the Company's investment. Management cannot estimate when or how many of these locations will be obtained and subsequently disposed.

3.  LOSS ON ABANDONMENT OF SMALL CASINOS AND TAVERNS
    In fiscal 1994, due to continuing losses from operations, negative cash flows and incompatibility with the Company's long-term growth strategy, the Company's Board of Directors resolved to 1) exit the downtown Las Vegas gaming market and 2) dispose of the currently operated small independent taverns on commercially reasonable terms as market conditions warrant.

    As a result of the decision to exit the downtown Las Vegas gaming market, the Company substantially reduced operations at both the Trolley Stop Casino and Miss Lucy's Gambling Hall & Saloon. Included in the 1994 statements of operations are total expenses of approximately $3,246,000 related to these actions. The total charge included approximately $488,000 related to the write-down of assets and approximately $2,758,000 representing primarily the present value of the future lease payments net of estimated future sublease income.

    The decision to withdraw from the tavern business resulted in expenses of approximately $2,638,000 being recognized in fiscal 1994. Approximately $1,813,000 of the total amount was related to the write down of assets while approximately $825,000 represented primarily the present value of the future lease payments net of estimated future sublease income. The Company has entered into an agreement to sell all of its tavern locations to an unaffiliated third party. The sale is contingent upon, among other conditions, approval by Nevada gaming authorities.

    In addition to the items noted above, the Company's lease on the Mizpah Hotel and Casino has a remaining term of approximately 7.5 years with an option on the Company's behalf to terminate the lease arrangement with 120 days written notice at any time after December 31, 1995. The Company has notified the landlord of the Mizpah of its intention to exercise the termination clause of the lease at that time. As a result of this decision, the Company recognized an expense of $467,500 in fiscal 1994.

4.  DEBT
    Long-term debt at June 30 consists of the following:

                                                                                     1994        1995
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
7.5% Convertible subordinated debentures due 2003, unsecured....................  $   85,000  $   85,000
Due to stockholder, net of discount of $983,709 (1994) and $747,619 (1995),
 secured by the assets of VSI...................................................       4,390       3,309
Hospitality Franchise Systems, secured by the assets of Rainbow Vicksburg.......      --           9,065
Other, secured by related equipment.............................................       1,336       4,023
                                                                                  ----------  ----------
                                                                                      90,726     101,397
Less current maturities.........................................................       1,504       3,995
                                                                                  ----------  ----------
Long-term debt, less current maturities.........................................  $   89,222  $   97,402
                                                                                  ----------  ----------
                                                                                  ----------  ----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

4.  DEBT (CONTINUED)
    Accrued interest of approximately $1,893,000 (1994) and $1,991,000 (1995) is included in accrued expenses in the Consolidated Balance Sheets. Included in these amounts are $30,343 (1994) and $27,813 (1995) due to affiliates of Alfred
H. Wilms, principal stockholder and member of the Board of Directors of the Company, related to funding of VSI's gaming device route operations.

    In September 1993, the Company completed the private placement of $85,000,000 aggregate principal amount of its 7.5% Convertible Subordinated Debentures due 2003. The debentures pay interest semi-annually on March 15 and September 15. These debentures are convertible at any time into shares of the Company's common stock at a conversion price of $10 per share (equivalent to a conversion rate of 100 shares per $1,000 principal amount of debentures), subject to adjustment. Upon certain defined events, including a change of control, holders of the debentures have the right to require the Company to redeem the debentures for cash at the rate of 101% of principal amount plus accrued interest. The debentures are redeemable at predetermined redemption prices, in whole or in part, at the option of the Company for cash at any time on and after September 15, 1995 if the market price of the common stock exceeds 250% of the conversion price for 20 out of any 30 consecutive trading days or at any time on and after September 15, 1996.


    In March 1992, Alfred H. Wilms, director and principal stockholder (and then Chairman of the Board of Directors and Chief Executive Officer) of the Company, committed to provide or cause others to provide a $6,500,000 five year subordinated loan to VSI, the Company's controlled subsidiary which loan has been funded in full and is secured by a subordinated interest in all of VSI's present and future personal property. Until August 1993, the loan required quarterly payments of interest. In August 1993, the loan agreement was amended to extend the maturity of the loan to September 1, 1998 and to require quarterly payments of principal and interest. Interest on the loan accrues at the rate of 200 basis points above the 90-day London Inter Bank Offered Rate, adjusted quarterly. At June 30, 1995 the interest rate for the note was 8.2275%.



    During 1995, Hospitality Franchise Systems, Inc. ("HFS") agreed to loan $7,750,000 to the Company's majority controlled subsidiary RCVP in connection with the construction of the Rainbow Casino. The loan amount was subsequently increased to $10,000,000. The note bears interest at 7.5% per annum and requires monthly payments of principal and interest over an 24 month period. In exchange for funding this loan, HFS is also entitled to receive a monthly royalty fee equal to 12% of the casino's gaming revenues. Included in the consolidated results of operations for fiscal 1995 are approximately $810,000 of such royalties.


    Maturities of long-term debt for each of the five years ending subsequent to June 30, 1995 are as follows:

1996...........................................................  $3,995,000
1997...........................................................   3,927,000
1998...........................................................   2,825,000
1999...........................................................   1,670,000
2000...........................................................   1,723,000
Thereafter.....................................................  87,257,000

5.  STOCKHOLDERS' EQUITY
    The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of special stock, par value $.10 per share ("Special Stock"). Special Stock consists of non-voting stock where no holder of the Special Stock shall be entitled to vote at any meeting of stockholders or otherwise, except as otherwise may be specifically provided by law or as approved by the Board of Directors in certain limited circumstances at the time of the stock issuance. The Special Stock may be issued from time to time in one or more series, each series having such designations, preferences and relative, participating, optional or other special rights,

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

5.  STOCKHOLDERS' EQUITY (CONTINUED)
qualifications, limitations or restrictions as shall be stated and expressed in the resolution providing for the issuance of Special Stock or any series thereof adopted by the Board of Directors. The Board has designated an initial series of Special Stock as "Non-voting Junior Convertible Special Stock" which consists of 1,333,333 shares (the "Initial Series"). The Company's Articles of Incorporation provide that the Initial Series is intended to have the same rights as the Common Stock except that the Initial Series has no voting rights and a $.01 per share liquidation preference. At June 30, 1995, only the Initial Series of Special Stock was outstanding. The Initial Series is convertible on a share for share basis into shares of Common Stock of the Company.

    In 1984, the Company created an Employee Stock Option Plan (the "1984 Plan") that provides for the issuance of up to 2,000,000 shares of common stock to Company employees and directors. At June 30, 1995, there were incentive stock options covering 207,000 shares and non-qualified stock options covering 10,000 shares outstanding under the 1984 Plan.

    At June 30, 1994 there were incentive stock options covering 376,000 shares and non-qualified stock options covering 15,000 shares outstanding under the 1984 Plan. Generally, options are granted at the fair market value of the Company's Common Stock at the date of the grant and become exercisable over five years.

    In 1992, the Company created the 1991 Long Term Incentive Plan (the "Incentive Plan") that, as amended, provides for the issuance of up to 3,000,000 shares of common stock to Company employees and directors. At June 30, 1995 there were incentive stock options covering 2,400,834 shares outstanding under the Incentive Plan. At June 30, 1994 there were incentive stock options covering 1,099,500 shares outstanding under the Incentive Plan. Generally, options are granted at the fair market value of the Company's Common Stock at the date of the grant and become exercisable over five years.

    Transactions involving stock options are summarized as follows:

                                                                                OPTIONS OUTSTANDING
                                                                             --------------------------
                                                                               SHARES    EXERCISE PRICE
Balance, June 30, 1992.....................................................   1,546,150    1.375- 8.750
  Granted..................................................................     300,000    5.875- 8.750
  Exercised................................................................    (590,700)   1.375- 4.875
  Cancelled................................................................      (3,600)          3.875
                                                                             ----------
Balance, June 30, 1993.....................................................   1,251,850    1.375- 8.750
  Granted..................................................................     690,500    6.500-10.125
  Exercised................................................................    (393,850)   1.625- 4.000
  Cancelled................................................................     (58,000)   2.125- 4.000
                                                                             ----------
Balance, June 30, 1994.....................................................   1,490,500    1.375-10.125
  Granted..................................................................   1,598,334    5.750- 8.000
  Exercised................................................................    (186,000)   1.375- 4.000
  Cancelled................................................................    (285,000)   3.500-10.000
                                                                             ----------
Balance, June 30, 1995.....................................................   2,617,834    1.625- 9.250
                                                                             ----------
                                                                             ----------
Exercisable at June 30, 1995...............................................     825,600    1.625- 9.250
                                                                             ----------
                                                                             ----------

    Also at June 30, 1995, Mr. Wilms held warrants to purchase 2,000,000 shares of Common Stock at $2.50 per share, subject to adjustment. These warrants were issued in connection with the funding of the $6,500,000 five year subordinated loan for VSI.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

5.  STOCKHOLDERS' EQUITY (CONTINUED)
    Upon closing of the private placement of the Company's 7.5% Convertible Subordinated Debentures and the $5 million equity investment by Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") on September 21, 1993, the Company issued warrants to purchase up to 2,750,000 shares of Common Stock at $1.50 per share to Kirkland. These warrants are exercisable one year after the grant date and only after the market price of the Common Stock reaches certain predetermined levels. Under the same terms, the Company issued warrants to purchase 1,250,000 and 30,000 shares of Common Stock to Gaming Systems Advisors, L.P. ("GSA") and L.H. Friend, Weinress & Frankson, Inc. ("Friend"), respectively. The Company also issued warrants to purchase 500,000 and 250,000 shares of Common Stock at $8.25 per share to the initial purchasers of the Debentures, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Oppenheimer & Co., Inc. ("Oppenheimer"), respectively. Under the same general terms and conditions, DLJ may earn warrants to purchase an additional 250,000 shares of the Company's Common Stock. In fiscal 1995, in connection with the commencement of their employment with the Company, Steve Greathouse, the Company's Chairman of the Board, President and Chief Executive Officer and Dr. Craig Fields, Vice Chairman of the Board were each granted warrants to purchase 250,000 shares of common stock on the same terms as the Kirkland warrants described above.

    As of June 30, 1995, none of the warrants granted to Kirkland, GSA, Friend, Greathouse or Fields are exercisable.

6.  INCOME TAXES
    The Company generally accounts for income taxes and files its income tax returns on a consolidated basis. However, VSI, in which the Company holds 100% of the voting interests, has previously filed its income tax returns on a separate basis and was not consolidated for tax purposes. During the quarter ended December 31, 1994, the Company determined that VSI can be consolidated for tax purposes. As a result, the Company filed for and has received a refund of estimated income taxes paid for fiscal year 1994.

    Effective July 1, 1993, the Company adopted Financial Accounting Standard No. 109 ACCOUNTING FOR INCOME TAXES, prospectively. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

6.  INCOME TAXES (CONTINUED)
    The federal and state income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 1995 and 1994 are presented below.

                                                                                     1994        1995
                                                                                  ----------  ----------
                                                                                      (IN THOUSANDS)
Deferred Tax Assets:
  Net Operating Loss Carryforwards..............................................  $    8,495  $   12,470
  Inventory Obsolescence Reserve................................................         578         179
  Receivables, Bad Debt Allowance...............................................         472         564
  Organization and Start-up Costs...............................................         267         172
  Reserves for abandoned projects...............................................       1,577       1,356
  Other.........................................................................         307         566
                                                                                  ----------  ----------
Total gross deferred tax assets.................................................      11,696      15,307
Less valuation allowance........................................................      10,615      13,908
                                                                                  ----------  ----------
Net deferred tax assets.........................................................  $    1,081  $    1,399
                                                                                  ----------  ----------
Deferred tax liabilities:
  Property and equipment, principally due to depreciation differences...........       1,218       1,399
                                                                                  ----------  ----------
Total gross deferred tax liabilities (in 1995, $194 is included in accrued
 expenses)......................................................................       1,218       1,399
                                                                                  ----------  ----------
Net deferred tax assets (liabilities)...........................................  $     (137) $   --
                                                                                  ----------  ----------
                                                                                  ----------  ----------

    The valuation allowance for deferred tax assets as of June 30, 1994 was $10,615,000. The net change in the total valuation allowance for the twelve months ended June 30, 1995 was an increase of $3,293,000.

    At June 30, 1995, the Company has estimated net operating loss carryforwards for federal income tax purposes of approximately $36,678,000 which are available to offset future federal taxable income, if any, expiring in the years 2007 through 2010.

    A reconciliation of the Company's provision for income tax expense as compared to the tax benefit calculated by applying the statutory federal tax rate to the loss before income taxes follows.

                                                                                       1994       1995
                                                                                     ---------  ---------
                                                                                        (IN THOUSANDS)
Statutory Rate.....................................................................  $  (4,202) $  (3,565)
Meals, entertainment...............................................................          3         27
State Income Taxes.................................................................         33         67
Tax losses for which no current benefit is recognized..............................      4,385      3,736
Alternative Minimum Tax............................................................         22     --
                                                                                     ---------  ---------
                                                                                     $     241  $     265
                                                                                     ---------  ---------
                                                                                     ---------  ---------

    The components of the Company's income tax expense for the year ended June 30, 1995 are:

                                                                                       1994       1995
                                                                                     ---------  ---------
                                                                                        (IN THOUSANDS)
Federal--current...................................................................  $      73  $  --
State--current.....................................................................         31        102
Federal--deferred..................................................................        118        163
State--deferred....................................................................         19     --
                                                                                     ---------  ---------
    Total..........................................................................  $     241  $     265
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

7.  STATEMENTS OF CASH FLOWS
    The following supplemental information is related to the Consolidated Statements of Cash Flows. In fiscal 1995, the Company reclassified approximately $212,000 from receivables to intangible assets and reclassified other assets of approximately $1,099,000 to property and equipment ($1,074,000) and receivables ($25,000). Additionally, numerous non-cash items related to the Company's acquisition of the general partnership interest in RCVP impacted the statement of cash flows. The most significant of these non-cash items included non-cash additions to property, plant and equipment of approximately $23,400,000 and additions to total debt of approximately $13,839,000. See also Note 11.

    In fiscal 1994, the Company reclassified approximately $1,445,000 of accounts receivable to intangible assets ($1,393,000) and property and equipment ($52,000) on a net basis.

    Payments for interest expense in 1993, 1994 and 1995 were approximately $4,408,000, $4,690,000 and $7,102,000 respectively.

8.  INTERIM FINANCIAL INFORMATION (UNAUDITED)
    Following is the unaudited quarterly results of the Company for the years ended June 30, 1994 and 1995. This information is not covered by the Independent Auditors' Report.

                                                                                                PRIMARY
                                                                                                INCOME
                                                                         TOTAL    NET (LOSS)  (LOSS) PER
                                                                       REVENUES     INCOME       SHARE
                                                                       ---------  ----------  -----------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                 SHARE AMOUNTS)
1994
First Quarter........................................................  $  28,419  $   (1,376)  $    (.14)
Second Quarter.......................................................     30,566      (1,221)       (.12)
Third Quarter........................................................     31,807         847         .08
Fourth Quarter.......................................................     32,262     (11,378)      (1.09)
1995
First Quarter........................................................  $  30,824  $   (1,926)  $    (.18)
Second Quarter.......................................................     31,514      (3,090)       (.28)
Third Quarter........................................................     31,439      (1,775)       (.16)
Fourth Quarter.......................................................     38,211      (3,960)       (.34)

    The sum of the income (loss) per share for the four quarters, which are based on average shares outstanding during each quarter, does not equal income
(loss) per share for the year, which is based on average shares outstanding during the year.

9.  RELATED PARTY TRANSACTIONS
    The Company sold products to Seeben N.V., a company in which Alfred H. Wilms is the brother of a member of the company's board of directors. Sales to this company were approximately $2,000 (1993), $6,000 (1994) and $0 (1995). No accounts receivable were due from this company at June 30, 1994 or June 30, 1995. Sales prices and terms were similar to those of non-affiliated persons.

    In March 1992, Alfred H. Wilms, a director and principal stockholder (and then Chairman and Chief Executive Officer of the Company), committed to provide or cause others to provide a $6,500,000 five year, unsecured, subordinated loan to VSI, a majority-controlled subsidiary of the Company engaged in the Company's Louisiana gaming device route operations. As consideration for this commitment, the Company issued to Mr. Wilms five year warrants to purchase 200,000 shares of Common Stock at $2.50 per share subject to certain adjustments, and agreed to issue an additional warrant to purchase 1,800,000 shares of Common Stock at $2.50 per share subject to certain adjustments upon complete funding of the loan. At

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

9.  RELATED PARTY TRANSACTIONS (CONTINUED)
June 30, 1993 approximately $6,000,000 of the loan had been funded. The remaining $500,000 was funded in October 1993 at which time the Company issued to Mr. Wilms the additional warrant for 1,800,000 shares of common stock.

    David Robbins, a director appointed to the Board in July 1994, as a designee of Kirkland Investment Corporation ("KIC"), is employed by the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel which has represented the Company in various matters related to the Company's growth strategy and its transactions with Kirkland and KIC. The Company paid fees of approximately $1,046,000 and $493,000 to such firm in fiscal 1994 and fiscal 1995, respectively.

    In connection with the agreements with KIC (100% owned by Joel Kirschbaum) and its affiliates and related transactions, the Company has paid to or on behalf of Kirkland and its affiliates a total of approximately $346,000 in fiscal 1994 and $597,000 in fiscal 1995 primarily for reimbursement of expenses incurred on behalf of the Company.

    In 1993 and 1994 the Company entered into employment agreements with certain key employees. These agreements range from one to three years in length and cover certain other terms of employment including compensation. As a condition of his employment, in April 1995 the Company issued 250,000 shares of common stock to Steve Greathouse, the Company's Chairman, President and Chief Executive Officer and recognized a non-cash charge of $1,313,000 related to this transaction.

10. COMMITMENTS AND CONTINGENCIES
    The Company leases office space, equipment, warehouse and repair facilities,
gaming   route  locations,  casino  and  other  locations  under  non-cancelable operating leases.

    Future minimum rentals under non-cancelable operating leases at June 30, 1995 are:

                                                                            TOTAL
                                                                           MINIMUM     SUBLEASE    NET MINIMUM
YEAR ENDED JUNE 30                                                         RENTALS      INCOME       RENTALS
- -----------------------------------------------------------------------  -----------  -----------  -----------
                                                                                    (IN THOUSANDS)
1996...................................................................   $   8,828    $     921    $   7,907
1997...................................................................       6,462          842        5,620
1998...................................................................       6,173          809        5,364
1999...................................................................       5,623          758        4,865
2000...................................................................       3,737          598        3,139
Thereafter.............................................................      34,349        2,757       31,592
                                                                         -----------  -----------  -----------
                                                                          $  65,172    $   6,685    $  58,487
                                                                         -----------  -----------  -----------
                                                                         -----------  -----------  -----------

    Certain gaming route location leases provide only for contingent rentals based upon a percentage of gaming revenue and are cancelable at any time by either party.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Operating lease rental expense, including contingent lease rentals, for years ended June 30 was as follows:

                                                                           1993       1994       1995
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Minimum rentals........................................................  $  11,727  $  13,743  $   9,704
Contingent rentals.....................................................     49,621     55,910     58,113
                                                                         ---------  ---------  ---------
                                                                            61,348     69,653     67,817
Sublease rental income.................................................       (850)    (1,004)    (1,192)
                                                                         ---------  ---------  ---------
                                                                         $  60,498  $  68,649  $  66,625
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

    These  amounts  are  included  in  the  cost  of  gaming  revenues  on   the
accompanying Consolidated Statements of Operations.

    In April, 1990, the Company entered into a ten year lease to operate a non-restricted gaming location in Las Vegas, Nevada. The lease commencement date was scheduled to begin no later than 90 days after the construction had been finalized. In January, 1991, the Company received notice that the construction was complete; however, upon review of the property, the Company did not believe that construction had been completed. In August, 1992, the lessor filed a suit against the Company seeking compensatory and exemplary damages totalling
$18,700,000. In fiscal 1992, the Company had accrued a $480,000 liability representing back rent owed to the lessor. In February, 1993 the lawsuit was settled and the Company paid the lessor $425,000 in return for resolution of all prior and current disputes regarding the lease terms. The lease calls for monthly rentals of approximately $31,000 and provides for annual increases based on certain indices. At June 30, 1992, the Company sublet the property to a location operator in exchange for the right to operate gaming devices at the property under a space lease arrangement for a period of 10 years beginning December, 1992.

    The Company and Casino Magic Corporation, through wholly owned subsidiaries, are members in Kansas Gaming Partners, LLC ("KGP") and Kansas Financial Partners, LLC ("KFP"), both Kansas limited liability companies. Under an option agreement granted to KGP by Camptown Greyhound Racing, Inc. ("Camptown"), KGP has been granted the exclusive right to operate gaming devices and/or casino-type gaming at Camptown's facility if and when such gaming is permitted in Kansas. In September 1994, the Kansas Racing Commission approved a revised financing proposal submitted by Camptown that would facilitate completion of construction of a greyhound racing facility on the 320 acre site in Frontenac, Kansas. Camptown has received a $3,205,000 loan commitment which has been guaranteed by KFP. In December 1994, the Company invested $1,580,000 in KFP for its portion of the loan guarantee which was made in the form of a certificate of deposit. The Company owns 50% of the equity of KFP which is accounted for under the equity method. The Company has not guaranteed the obligations of KFP. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. Camptown's obligation to begin to repay the loan guaranteed by KFP commenced in June 1995 with interest only payments. Principal repayment is scheduled to commence in June 1996. There can be no assurance as to the successful completion or operation of any part of this project.

    The Company is also involved in various claims and legal actions arising in the ordinary course of business. Management of the Company believes that the ultimate outcome of these matters will not have a material adverse effect on the Company's consolidated financial statements taken as a whole.

11. ACQUISITIONS
    On July 12, 1994, the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. Through a wholly-owned subsidiary, the Company originally purchased a 45% limited partnership

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995

11. ACQUISITIONS (CONTINUED)
interest in RCVP, a Mississippi limited partnership which owns the casino, all assets (including the gaming equipment) associated with the casino and certain adjacent parcels of land. As consideration for its 45% limited partnership interest, the Company paid $2,000,000 in cash and issued 600,000 shares of its common stock to RCC and its two shareholders. The 55% general partnership interest in RCVP was held by RCC. In connection with the completion of the casino, the Company funded a $3,250,000 advance to RCC on the same terms as RCC's financing from Hospitality Franchise Systems, Inc. ("HFS") (other than the fact that such advance is subordinate to payments due to HFS). On March 29, 1995, the Company consummated certain transactions whereby the Company acquired from RCC the controlling general partnership interest in RCVP and increased its partnership interest. In exchange for the assumption by National Gaming Mississippi, Inc. ("NGM"), a subsidiary of National Gaming Corporation, of approximately $1,140,000 of liabilities (plus a financing fee payable to HFS) related to the completion of certain incomplete elements of the project which survived the opening of the casino (for which RCC was to have been responsible, but failed to satisfy), a related $652,000 cash payment by the Company to NGM and commitments by the Company and NGM to fund additional financing required to complete the project (i) a subsidiary of the Company became the general partner and RCC became the limited partner and (ii) the respective partnership interests were adjusted. As a result of these transactions, RCVP assumed $1,304,000 of new debt of which 50% was payable to the Company. Under the adjusted partnership interests, RCC is entitled to receive 10% of the net available cash flows after debt service and other items, as defined, (which amount shall increase to 20% of cash above $35,000,000 (i.e., only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. This transaction was accounted for as an acquisition using the purchase method. Accordingly, the purchase price was allocated to assets acquired based on their estimated fair values. This treatment resulted in no cost in excess of net assets acquired (goodwill) being recognized. The Rainbow Casino's results of operations have been included in the consolidated results of operations since the date of acquisition.

    The following summarized, unaudited pro forma results of operations for the fiscal year ended June 30, 1995, assume the complete acquisition of RCVP occurred on the date the casino permanently opened for business:

                                                                                            1995
                                                                                     -------------------
                                                                                       (IN THOUSANDS,
                                                                                      EXCEPT PER SHARE
                                                                                           AMOUNT)
Revenues...........................................................................      $   142,051
Net loss...........................................................................          (10,862)
Net loss per common share..........................................................            (0.96)


12. CONSOLIDATING FINANCIAL STATEMENTS


    The following consolidating financial statements are presented to provide information regarding Alliance Gaming Corporation (the Parent) and its wholly-owned "Guaranteeing Subsidiaries" and its non-wholly-owned "Pledging Subsidiaries," VSI and Rainbow. The "Pledging Subsidiaries" are shown separately because all of the Company's interest in these entities is pledged as collateral for the Senior Secured Notes. The notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                          CONSOLIDATING BALANCE SHEETS


                                 JUNE 30, 1994


                             (DOLLARS IN THOUSANDS)



                                                                                                       ALLIANCE
                                                                                                        GAMING
                                                               PARENT AND                             CORPORATION
                                                              GUARANTEEING   PLEDGING                     AND
                                                              SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                              ------------  -----------  -----------  -----------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   34,750    $   2,335    $  --        $  37,085
  Securities available for sale.............................       12,489       --           --           12,489
  Receivables, net..........................................        5,821          103       --            5,924
  Inventories...............................................          661       --           --              661
  Prepaid expenses..........................................        3,715          705       --            4,420
  Refundable income taxes...................................       --              361       --              361
  Other.....................................................           29            1       --               30
                                                              ------------  -----------  -----------  -----------
    Total current assets....................................       57,465        3,505       --           60,970
                                                              ------------  -----------  -----------  -----------
PROPERTY AND EQUIPMENT:
  Land and improvements.....................................        3,229       --           --            3,229
  Building and improvements.................................        4,286       --           --            4,286
  Gaming equipment..........................................       28,547        4,267       (2,419)      30,395
  Furniture, fixtures and equipment.........................        8,961          671       --            9,632
  Leasehold improvements....................................        4,743          479       --            5,222
  Construction in progress..................................          212       --           --              212
                                                              ------------  -----------  -----------  -----------
                                                                   49,978        5,417       (2,419)      52,976
  Less accumulated depreciation and amortization............      (25,198)      (1,281)       2,186      (24,293)
                                                              ------------  -----------  -----------  -----------
    Property and equipment, net.............................       24,780        4,136         (233)      28,683
                                                              ------------  -----------  -----------  -----------
OTHER ASSETS:
  Receivables, net..........................................        4,609       --           --            4,609
  Excess of costs over net assets of an acquired business,
   net of accumulated amortization..........................        3,789       --           --            3,789
  Intangible assets, net of accumulated amortization........       13,145          382       --           13,527
  Deferred tax assets.......................................          797          284       --            1,081
  Investment in minority owned subsidiary...................        6,287       --           (4,287)       2,000
  Other.....................................................        5,057         (113)        (187)       4,757
                                                              ------------  -----------  -----------  -----------
    Total other assets......................................       33,684          553       (4,474)      29,763
                                                              ------------  -----------  -----------  -----------
                                                               $  115,929    $   8,194    $  (4,707)   $ 119,416
                                                              ------------  -----------  -----------  -----------
                                                              ------------  -----------  -----------  -----------



                                  (Continued)



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                   CONSOLIDATING BALANCE SHEETS--(CONTINUED)


                                 JUNE 30, 1994


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt....................   $      324    $   1,180    $  --        $   1,504
  Accounts payable........................................        1,508          153       --            1,661
  Accrued expenses........................................        6,154          725       --            6,879
                                                            ------------  -----------  -----------  -----------
    Total current liabilities.............................        7,986        2,058       --           10,044
                                                            ------------  -----------  -----------  -----------

Long-term debt, less current maturities...................       85,807        3,415       --           89,222
Deferred tax liabilities..................................          797          421       --            1,218
Other liabilities.........................................        3,387       --              200        3,587
                                                            ------------  -----------  -----------  -----------
    Total liabilities.....................................       97,977        5,894          200      104,071
                                                            ------------  -----------  -----------  -----------

Commitments and contingencies

Minority interest.........................................       --              245            1          246
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock.........................................        3,084       --           (3,084)      --
  Common stock, $.10 par value; authorized 175,000,000
   shares.................................................        1,169            2         (120)       1,051
  Special stock, $.10 par value; authorized 10,000,000
   shares.................................................          133       --           --              133
  Paid-in capital.........................................       26,966        1,454       (1,704)      26,716
  Unrealized loss on securities available for sale, net...         (421)      --           --             (421)
  Accumulated (deficit) earnings..........................      (12,979)         599       --          (12,380)
                                                            ------------  -----------  -----------  -----------
    Total stockholders' equity (deficiency)...............       17,952        2,055       (4,908)      15,099
                                                            ------------  -----------  -----------  -----------
                                                             $  115,929    $   8,194    $  (4,707)   $ 119,416
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                          CONSOLIDATING BALANCE SHEETS


                                 JUNE 30, 1995


                             (DOLLARS IN THOUSANDS)



                                                                                                       ALLIANCE
                                                                                                        GAMING
                                                               PARENT AND                             CORPORATION
                                                              GUARANTEEING   PLEDGING                     AND
                                                              SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                              ------------  -----------  -----------  -----------
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $    8,234    $   5,500    $  --        $  13,734
  Securities available for sale.............................       23,680       --           --           23,680
  Receivables, net..........................................        4,322           50       (1,056)       3,316
  Inventories...............................................          700           14       --              714
  Prepaid expenses..........................................        3,345          803       --            4,148
  Refundable income taxes...................................       --              361       --              361
  Other.....................................................          150            6       --              156
                                                              ------------  -----------  -----------  -----------
    Total current assets....................................       40,431        6,734       (1,056)      46,109
                                                              ------------  -----------  -----------  -----------
PROPERTY AND EQUIPMENT:
  Land and improvements.....................................        3,230       14,066       --           17,296
  Building and improvements.................................        4,659        4,163       --            8,822
  Gaming equipment..........................................       30,465        7,706       (1,775)      36,396
  Furniture, fixtures and equipment.........................        9,351        2,231       --           11,582
  Leasehold improvements....................................        4,889          483       --            5,372
  Construction in progress..................................           17           13       --               30
                                                              ------------  -----------  -----------  -----------
                                                                   52,611       28,662       (1,775)      79,498
  Less accumulated depreciation and amortization............      (28,528)      (2,393)       1,775      (29,146)
                                                              ------------  -----------  -----------  -----------
    Property and equipment, net.............................       24,083       26,269       --           50,352
                                                              ------------  -----------  -----------  -----------
OTHER ASSETS:
  Receivables, net..........................................        9,839       --           (4,530)       5,309
  Excess of costs over net assets of an acquired business,
   net of accumulated amortization..........................        3,864       --              (22)       3,842
  Intangible assets, net of accumulated amortization........       12,153          230           22       12,405
  Deferred tax assets.......................................        1,399       --           --            1,399
  Investment in minority owned subsidiary...................       10,235       --           (8,650)       1,585
  Other.....................................................        5,485          282         (420)       5,347
                                                              ------------  -----------  -----------  -----------
    Total other assets......................................       42,975          512      (13,600)      29,887
                                                              ------------  -----------  -----------  -----------
                                                               $  107,489    $  33,515    $ (14,656)   $ 126,348
                                                              ------------  -----------  -----------  -----------
                                                              ------------  -----------  -----------  -----------



                                  (Continued)



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                   CONSOLIDATING BALANCE SHEETS--(CONTINUED)


                                 JUNE 30, 1995


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt....................   $      186    $   4,419    $    (610)   $   3,995
  Accounts payable........................................        1,254          504       --            1,758
  Accrued expenses........................................        6,683        2,373         (446)       8,610
                                                            ------------  -----------  -----------  -----------
    Total current liabilities.............................        8,123        7,296       (1,056)      14,363
                                                            ------------  -----------  -----------  -----------
Long-term debt, less current maturities...................       85,219       16,438       (4,255)      97,402
Deferred tax liabilities..................................          281          924       --            1,205
Other liabilities.........................................        3,766        4,665       (5,681)       2,750
                                                            ------------  -----------  -----------  -----------
    Total liabilities.....................................       97,389       29,323      (10,992)     115,720
                                                            ------------  -----------  -----------  -----------

Commitments and contingencies

Minority interest.........................................       --              642            1          643
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock.........................................          253       --             (253)      --
  Common stock, $.10 par value; authorized 175,000,000
   shares.................................................        1,283            2         (120)       1,165
  Special stock, $.10 par value; authorized 10,000,000
   shares.................................................          133       --           --              133
  Paid-in capital.........................................       33,971        1,455       (3,292)      32,134
  Unrealized loss on securities available for sale, net...         (316)      --           --             (316)
  Accumulated (deficit) earnings..........................      (25,224)       2,093       --          (23,131)
                                                            ------------  -----------  -----------  -----------
    Total stockholders' equity (deficiency)...............       10,100        3,550       (3,665)       9,985
                                                            ------------  -----------  -----------  -----------
                                                             $  107,489    $  33,515    $ (14,656)   $ 126,348
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF OPERATIONS


                            YEAR ENDED JUNE 30, 1993



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
REVENUES:
  Gaming:
    Routes................................................   $   84,726    $  12,168    $    (612)   $  96,282
    Casinos and taverns...................................       12,887       --             (361)      12,526
  Food and beverage sales.................................        5,756       --           (1,572)       4,184
  Net equipment sales.....................................           99       --           --               99
                                                            ------------  -----------  -----------  -----------
                                                                103,468       12,168       (2,545)     113,091
                                                            ------------  -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of gaming:
    Routes................................................       64,780        8,446         (612)      72,614
    Casinos and taverns...................................        9,028       --             (361)       8,667
  Cost of food and beverage...............................        2,876       --           --            2,876
  Cost of equipment sales.................................           49       --           --               49
  Selling, general & administrative.......................       11,634        2,337       (1,304)      12,667
  Business development expenses...........................          900       --           --              900
  Corporate expenses......................................        6,191       --           --            6,191
  Bad debt expense........................................          461       --           --              461
  Depreciation and amortization...........................        8,000          718       --            8,718
                                                            ------------  -----------  -----------  -----------
                                                                103,919       11,501       (2,277)     113,143
                                                            ------------  -----------  -----------  -----------
Operating (loss) income...................................         (451)         667         (268)         (52)
                                                            ------------  -----------  -----------  -----------
Other income (expense):
  Interest income.........................................          977           21       --              998
  Interest expense........................................       (4,315)        (731)      --           (5,046)
  Other, net..............................................          122           60          268          450
                                                            ------------  -----------  -----------  -----------
(Loss) income before income taxes.........................       (3,667)          17       --           (3,650)
Income tax expense........................................       --           --           --           --
                                                            ------------  -----------  -----------  -----------
Net (loss) income.........................................   $   (3,667)   $      17    $  --        $  (3,650)
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF OPERATIONS


                            YEAR ENDED JUNE 30, 1994



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
REVENUES:
  Gaming:
    Routes................................................   $   86,268    $  17,389    $    (827)   $ 102,830
    Casinos and taverns...................................       16,150       --             (471)      15,679
  Food and beverage sales.................................        6,306       --           (1,826)       4,480
  Net equipment sales.....................................           65       --           --               65
                                                            ------------  -----------  -----------  -----------
                                                                108,789       17,389       (3,124)     123,054
                                                            ------------  -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of gaming:
    Routes................................................       65,971       11,214         (853)      76,332
    Casinos and taverns...................................       12,316       --             (445)      11,871
  Cost of food and beverage...............................        3,084       --           --            3,084
  Cost of equipment sales.................................           20       --           --               20
  Selling, general & administrative.......................       12,344        2,884       (1,673)      13,555
  Business development expenses...........................        1,192       --           --            1,192
  Corporate expenses......................................        7,882       --           --            7,882
  Bad debt expense........................................          705       --           --              705
  Loss on abandoned small casinos.........................        3,713       --           --            3,713
  Loss on abandoned taverns...............................        2,638       --           --            2,638
  Depreciation and amortization...........................        8,652          878       --            9,530
                                                            ------------  -----------  -----------  -----------
                                                                118,517       14,976       (2,971)     130,522
                                                            ------------  -----------  -----------  -----------
Operating (loss) income...................................       (9,728)       2,413         (153)      (7,468)
Other income (expense):
  Interest income.........................................        2,049           35       --            2,084
  Interest expense........................................       (6,173)        (657)      --           (6,830)
  Minority share of income................................       --             (506)      --             (506)
  Other, net..............................................         (498)         178          153         (167)
                                                            ------------  -----------  -----------  -----------
(Loss) income before income taxes.........................      (14,350)       1,463       --          (12,887)
Income tax expense........................................       --             (241)      --             (241)
                                                            ------------  -----------  -----------  -----------
Net (loss) income.........................................   $  (14,350)   $   1,222    $  --        $ (13,128)
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF OPERATIONS


                            YEAR ENDED JUNE 30, 1995



                                                                                                      ALLIANCE
                                                                                                       GAMING
                                                          PARENT AND                                 CORPORATION
                                                         GUARANTEEING     PLEDGING                       AND
                                                         SUBSIDIARIES   SUBSIDIARIES    ADJUSTMENTS  SUBSIDIARIES
                                                         ------------  ---------------  -----------  -----------
                                                                         (DOLLARS IN THOUSANDS)
REVENUES:
  Gaming:
    Routes.............................................   $   92,007     $    15,592     $    (772)   $ 106,827
    Casinos and taverns................................       14,997           6,759          (469)      21,287
  Food and beverage sales..............................        5,522             207        (1,882)       3,847
  Net equipment sales..................................           27         --             --               27
                                                         ------------  ---------------  -----------  -----------
                                                             112,553          22,558        (3,123)     131,988
                                                         ------------  ---------------  -----------  -----------
COSTS AND EXPENSES:
  Cost of gaming:
    Routes.............................................       70,637          10,015          (777)      79,875
    Casinos and taverns................................        9,155           2,698          (417)      11,436
  Cost of food and beverage............................        2,712              83        --            2,795
  Cost of equipment sales..............................           12         --             --               12
  Selling, general & administrative....................       12,011           4,208        (1,586)      14,633
  Business development expenses........................        7,843         --             --            7,843
  Corporate expenses...................................        9,735         --             --            9,735
  Bad debt expense.....................................          387              13        --              400
  Depreciation and amortization........................        8,175           1,345        --            9,520
                                                         ------------  ---------------  -----------  -----------
                                                             120,667          18,362        (2,780)     136,249
                                                         ------------  ---------------  -----------  -----------
Operating (loss) income................................       (8,114)          4,196          (343)      (4,261)
Other income (expense):
  Interest income......................................        2,786             115          (103)       2,798
  Interest expense.....................................       (7,131)         (1,106)          104       (8,133)
  Minority share of income.............................       --                (397)       --             (397)
  Equity in income of affiliate........................           31         --             --               31
  Other, net...........................................         (251)           (615)          342         (524)
                                                         ------------  ---------------  -----------  -----------
(Loss) income before income taxes......................      (12,679)          2,193        --          (10,486)
Income tax benefit (expense)...........................          434            (699)       --             (265)
                                                         ------------  ---------------  -----------  -----------
Net (loss) income......................................   $  (12,245)    $     1,494     $  --        $ (10,751)
                                                         ------------  ---------------  -----------  -----------
                                                         ------------  ---------------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF CASH FLOWS


                            YEAR ENDED JUNE 30, 1993



                                                                                                              ALLIANCE
                                                                                                               GAMING
                                                                   PARENT AND                                CORPORATION
                                                                  GUARANTEEING    PLEDGING                       AND
                                                                  SUBSIDIARIES   SUBSIDIARIES  ADJUSTMENTS   SUBSIDIARIES
                                                                  -------------  -----------  -------------  -----------
                                                                                  (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $  (3,667)    $      17     $  --         $  (3,650)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...............................        8,000           718        --             8,718
    Write-off of other assets...................................          149        --            --               149
    Provision for losses on receivables.........................          461        --            --               461
    Amortization of debt discounts..............................           41           224        --               265
    Net change in operating assets and liabilities:
  (Increase) decrease in:
    Inventories.................................................         (233)       --            --              (233)
    Prepaid expenses............................................        1,375           100        --             1,475
    Refundable income taxes.....................................          766        --            --               766
    Other.......................................................          313            (8)       --               305
  Increase (decrease) in:
    Accounts and slot contracts payable.........................         (753)       (1,625)       --            (2,378)
    Other liabilities, including minority interest..............         (153)       --            --              (153)
    Accrued expenses............................................         (185)          (38)          407           184
                                                                  -------------  -----------        -----    -----------
      Net cash (used in) provided by operating activities.......        6,114          (612)          407         5,909
                                                                  -------------  -----------        -----    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...........................       (4,583)         (509)       --            (5,092)
  Proceeds from sale of property and equipment..................          257        --            --               257
  Additions to receivables......................................       (8,749)          (83)          117        (8,715)
  Cash collections on receivables...............................        8,728             2          (805)        7,925
  Additions to intangible assets................................          (77)       --            --               (77)
  Additions to other long-term assets...........................       (3,853)           (2)          559        (3,296)
                                                                  -------------  -----------        -----    -----------
      Net cash (used in) provided by investing activities.......       (8,277)         (592)         (129)       (8,998)
                                                                  -------------  -----------        -----    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt, net of expenses.................          285         1,656        --             1,941
  Issuance of common stock warrants.............................       --               559        --               559
  Reduction of long-term debt...................................       (1,377)       (1,071)          281        (2,167)
  Issuance of common stock......................................        2,656        --              (559)        2,097
                                                                  -------------  -----------        -----    -----------
      Net cash (used in) provided by financing activities.......        1,564         1,144          (278)        2,430
                                                                  -------------  -----------        -----    -----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for year..................................         (599)          (60)       --              (659)
  Balance, beginning of year....................................        7,922         2,317        --            10,239
                                                                  -------------  -----------        -----    -----------
      Balance, end of year......................................    $   7,323     $   2,257     $  --         $   9,580
                                                                  -------------  -----------        -----    -----------
                                                                  -------------  -----------        -----    -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF CASH FLOWS


                            YEAR ENDED JUNE 30, 1994



                                                                                                            ALLIANCE
                                                                                                             GAMING
                                                                   PARENT AND                              CORPORATION
                                                                  GUARANTEEING    PLEDGING                     AND
                                                                  SUBSIDIARIES   SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                                  -------------  -----------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $ (14,350)    $   1,222    $  --        $ (13,128)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...............................        8,652           878       --            9,530
    Loss on abandoned casinos...................................        3,713        --           --            3,713
    Loss on abandoned taverns...................................        2,638        --           --            2,638
    Write-off of other assets...................................        1,793            24       --            1,817
    Provision for losses on receivables.........................          705        --           --              705
    Amortization of debt discounts..............................           46           246       --              292
  Net change in operating assets and liabilities:
  (Increase) decrease in:
    Inventories.................................................           78        --           --               78
    Prepaid expenses............................................         (211)         (308)      --             (519)
    Refundable income taxes.....................................       --              (361)      --             (361)
    Other.......................................................          246             8       --              254
  Increase (decrease) in:
    Accounts and slot contracts payable.........................          548          (279)      --              269
    Accrued and deferred income taxes...........................       --               137       --              137
    Other liabilities, including minority interest..............            4           507       --              511
    Accrued expenses............................................        2,996           130       --            3,126
    Intercompany accounts.......................................         (122)          122       --           --
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by operating activities.......        6,736         2,326       --            9,062
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...........................       (4,061)       (1,324)      --           (5,385)
  Proceeds from sale of property and equipment..................          368         1,098       --            1,466
  Additions to receivables......................................      (15,933)       (2,868)      --          (18,801)
  Cash collections on receivables...............................       22,746         2,860       (8,065)      17,541
  Acquisition of securities available for sale..................      (12,910)       --           --          (12,910)
  Acquisition of partnership interests..........................       (2,000)       --           --           (2,000)
  Additions to intangible assets................................       (5,179)       --           --           (5,179)
  Additions to other long-term assets...........................       (1,664)         (325)         (42)      (2,031)
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) investing activities...................      (18,633)         (559)      (8,107)     (27,299)
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt, net of expenses.................       81,484           500       --           81,984
  Issuance of common stock warrants.............................          116        --           --              116
  Reduction of long-term debt...................................      (47,694)       (2,189)       8,107      (41,776)
  Issuance of special stock, net of costs.......................        4,799        --           --            4,799
  Issuance of common stock......................................          619        --           --              619
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by financing activities.......       39,324        (1,689)       8,107       45,742
                                                                  -------------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for year..................................       27,427            78       --           27,505
  Balance, beginning of year....................................        7,323         2,257       --            9,580
                                                                  -------------  -----------  -----------  -----------
      Balance, end of year......................................    $  34,750     $   2,335    $  --        $  37,085
                                                                  -------------  -----------  -----------  -----------
                                                                  -------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONSOLIDATING STATEMENTS OF CASH FLOWS


                            YEAR ENDED JUNE 30, 1995



                                                                                                            ALLIANCE
                                                                                                             GAMING
                                                                   PARENT AND                              CORPORATION
                                                                  GUARANTEEING    PLEDGING                     AND
                                                                  SUBSIDIARIES   SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                                  -------------  -----------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $ (12,245)    $   1,494    $  --        $ (10,751)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...............................        8,175         1,345       --            9,520
    Write-off of other assets...................................        2,892           (96)      --            2,796
    Provision for losses on receivables.........................          387            13       --              400
    Amortization of debt discounts..............................           62           235       --              297
    Undistributed earnings of affiliate.........................          (31)       --           --              (31)
    Non-cash stock compensation expense.........................        1,313        --           --            1,313
  Net change in operating assets and liabilities:
  (Increase) decrease in:
    Inventories.................................................          (40)       --           --              (40)
    Prepaid expenses............................................          377             4       --              381
    Other.......................................................         (126)       --           --             (126)
  Increase (decrease) in:
    Accounts and slot contracts payable.........................         (254)         (193)      --             (447)
    Accrued and deferred income taxes...........................         (227)           90       --             (137)
    Other liabilities, including minority interest..............       --               397       --              397
    Accrued expenses............................................          722          (302)      (3,035)      (2,615)
    Intercompany accounts.......................................           37           (37)      --           --
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by operating activities.......        1,042         2,950       (3,035)         957
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...........................       (7,643)       (1,244)      --           (8,887)
  Proceeds from sale of property and equipment..................          225           126       --              351
  Additions to receivables......................................       (8,765)         (205)      --           (8,970)
  Cash collections on receivables...............................       10,295           271         (251)      10,315
  Net cash provided by acquisition of business..................       --             2,481       --            2,481
  Acquisition of securities available for sale..................      (11,086)       --           --          (11,086)
  Acquisition of partnership interests..........................       (1,585)       --           --           (1,585)
  Additions to intangible assets................................         (390)       --           --             (390)
  Additions to other long-term assets...........................       (7,452)       --            3,575       (3,877)
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by investing activities.......      (26,401)        1,429        3,324      (21,648)
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt, net of expenses.................       --             1,504       (1,504)      --
  Reduction of long-term debt...................................         (579)       (2,718)         172       (3,125)
  Issuance of common stock......................................         (578)       --            1,043          465
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by financing activities.......       (1,157)       (1,214)        (289)      (2,660)
                                                                  -------------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS:
  Increase (decrease) for year..................................      (26,516)        3,165       --          (23,351)
  Balance, beginning of year....................................       34,750         2,335       --           37,085
                                                                  -------------  -----------  -----------  -----------
      Balance, end of year......................................    $   8,234     $   5,500    $  --        $  13,734
                                                                  -------------  -----------  -----------  -----------
                                                                  -------------  -----------  -----------  -----------



                            See accompanying notes.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)



BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS



    These notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.



    Certain  reclassifications  have  been   made  to  prior  years'   financial
statements to conform with the current year presentation.



RECEIVABLES



    Aggregate receivables at June 30, 1994 (in thousands) consist of the following:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
Notes receivable-location
 operators.........................    $ 8,319        $--            $--             $ 8,319
Other receivables..................      2,111            103         --               2,214
                                     ------------   ------------   -----------       -------
                                        10,430            103         --              10,533
Less current amounts...............     (5,821)          (103)        --              (5,924)
                                     ------------   ------------   -----------       -------
Long-term receivables, excluding
 current amounts...................    $ 4,609        $--            $--             $ 4,609
                                     ------------   ------------   -----------       -------
                                     ------------   ------------   -----------       -------



    Aggregate receivables at June 30, 1995 (in thousands) consist of the following:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
Notes receivable-location
 operators.........................    $ 7,760         $--           $--             $ 7,760
Other receivables..................      6,401            50          (5,586)            865
                                     ------------      -----       -----------       -------
                                        14,161            50          (5,586)          8,625
Less current amounts...............     (4,322)          (50)          1,056          (3,316)
                                     ------------      -----       -----------       -------
Long-term receivables, excluding
 current amounts...................    $ 9,839         $--           $(4,530)        $ 5,309
                                     ------------      -----       -----------       -------
                                     ------------      -----       -----------       -------



LONG-TERM DEBT



    Aggregate long-term debt at June 30, 1994 (in thousands) was as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
7.5% Convertible subordinated
 debentures due 2003, unsecured....    $85,000         $--           $--             $85,000
Due to stockholder, net of discount
 of $983,709 secured by the assets
 of VSI............................     --              4,390         --               4,390
Other, secured by related
 equipment.........................      1,131            205         --               1,336
                                     ------------      ------      -----------       -------
                                        86,131          4,595         --              90,726
Less current maturities............       (324)        (1,180)        --              (1,504)
                                     ------------      ------      -----------       -------
Long-term debt, less current
 maturities........................    $85,807         $3,415        $--             $89,222
                                     ------------      ------      -----------       -------
                                     ------------      ------      -----------       -------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATING FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)



    Aggregate long-term debt at June 30, 1995 (in thousands) was as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
7.5% Convertible subordinated
 debentures due 2003, unsecured....    $85,000        $--            $--             $85,000
Due to stockholder, net of discount
 of $747,619 secured by the assets
 of VSI............................     --              3,309         --               3,309
Hospitality Franchise Systems,
 secured by the assets of Rainbow
 Vicksburg.........................     --              9,065         --               9,065
Other, secured by related
 equipment.........................        405          8,483         (4,865)          4,023
                                     ------------   ------------   -----------       -------
                                        85,405         20,857         (4,865)        101,397
Less current maturities............       (186)        (4,419)           610          (3,995)
                                     ------------   ------------   -----------       -------
Long-term debt, less current
 maturities........................    $85,219        $16,438        $(4,255)        $97,402
                                     ------------   ------------   -----------       -------
                                     ------------   ------------   -----------       -------



    Aggregate annual maturities of long-term debt for the five years subsequent to June 30, 1995 (in thousands) are as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
1996...............................    $    186      $     4,419          (610)    $      3,995
1997...............................          98            4,493          (664)           3,927
1998...............................          70            3,475          (720)           2,825
1999...............................          51            2,401          (782)           1,670
2000...............................      --                2,572          (849)           1,723
Thereafter.........................      85,000            3,497        (1,240)          87,257

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATING FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)



INCOME TAXES



    The federal and state income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the year ended June 30, 1994 are as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
DEFERRED TAX ASSETS:
  NOL Carryforwards................    $  8,495        $--           $--             $ 8,495
  Inventory Obsolescence Reserve...         578        --             --                 578
  Receivables, Bad Debt
   Allowance.......................         472        --             --                 472
  Organization and Start-up
   Costs...........................      --               267         --                 267
  Reserves for abandoned
   projects........................       1,577        --             --               1,577
  Other............................         307            17           (17)             307
                                     ------------      ------      -----------       -------
Total gross deferred tax assets....      11,429           284           (17)          11,696
Less: Valuation allowance..........     (10,632)       --                17          (10,615)
                                     ------------      ------      -----------       -------
Net deferred tax assets............         797           284         --               1,081
                                     ------------      ------      -----------       -------
DEFERRED TAX LIABILITIES:
  Property and equipment,
   principally due to
   depreciation....................         797           421         --               1,218
                                     ------------      ------      -----------       -------
Total gross deferred tax
 liabilities.......................         797           421         --               1,218
                                     ------------      ------      -----------       -------
Net deferred tax (liabilities).....    $ --            $ (137)       $--             $  (137)
                                     ------------      ------      -----------       -------
                                     ------------      ------      -----------       -------



    The federal and state income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the year ended June 30, 1995 are as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
DEFERRED TAX ASSETS:
  NOL Carryforwards................    $ 12,470        $--            $--            $12,470
  Inventory Obsolescence Reserve...         179        --             --                 179
  Receivables, Bad Debt
   Allowance.......................         550           14          --                 564
  Organization and Start-up
   Costs...........................      --              172          --                 172
  Reserves for abandoned
   projects........................       1,356        --             --               1,356
  Other............................         458          108          --                 566
                                     ------------      -----       -----------       -------
Total gross deferred tax assets....      15,013          294          --              15,307
Less: Valuation allowance..........     (13,908)       --             --             (13,908)
                                     ------------      -----       -----------       -------
Net deferred tax assets............       1,105          294          --               1,399
                                     ------------      -----       -----------       -------
DEFERRED TAX LIABILITIES:
  Property and equipment,
   principally due to
   depreciation....................         475          924          --               1,399
                                     ------------      -----       -----------       -------
Total gross deferred tax
 liabilities ($194 is included in
 other liabilities)................         475          924          --               1,399
                                     ------------      -----       -----------       -------
Net deferred tax assets
 (liabilities).....................    $    630        $(630)         $--            $--
                                     ------------      -----       -----------       -------
                                     ------------      -----       -----------       -------



    The Rainbow Casino Vicksburg Partnership L.P. has been consolidated since March 29, 1995, and as a partnership its earnings are passed through to the partnership principals.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATING FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)



COMMITMENTS AND CONTINGENCIES



    Operating lease rental expense, including contingent lease rentals, for the year ended June 30, 1993 was as follows:



                                                                                   ALLIANCE
                                                                                    GAMING
                                      PARENT AND                                 CORPORATION
                                     GUARANTEEING     PLEDGING                       AND
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   SUBSIDIARIES
                                     ------------   ------------   -----------   ------------
Minimum rentals....................    $11,626         $  101         --           $11,727
Contingent rentals.................     46,151          3,470         --            49,621
                                     ------------      ------      -----------   ------------
                                        57,777          3,571         --            61,348
Sublease rental income.............       (850)        --             --              (850)
                                     ------------      ------      -----------   ------------
                                       $56,927         $3,571         --           $60,498
                                     ------------      ------      -----------   ------------
                                     ------------      ------      -----------   ------------



    Operating lease rental expense, including contingent lease rentals, for the year ended June 30, 1994 was as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
Minimum rentals....................    $13,655         $   88         --             $13,743
Contingent rentals.................     50,797          5,113         --              55,910
                                     ------------      ------      -----------       -------
                                        64,452          5,201         --              69,653
Sublease rental income.............     (1,004)        --             --              (1,004)
                                     ------------      ------      -----------       -------
                                       $63,448         $5,201         --             $68,649
                                     ------------      ------      -----------       -------
                                     ------------      ------      -----------       -------



    Operating lease rental expense, including contingent lease rentals, for the year ended June 30, 1995 was as follows:



                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
Minimum rentals....................    $ 9,611         $   98        $   (5)         $ 9,704
Contingent rentals.................     54,406          4,479          (772)          58,113
                                     ------------      ------      -----------       -------
                                        64,017          4,577          (777)          67,817
Sublease rental income.............     (1,192)        --             --              (1,192)
                                     ------------      ------      -----------       -------
                                       $62,825         $4,577        $ (777)         $66,625
                                     ------------      ------      -----------       -------
                                     ------------      ------      -----------       -------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATING FINANCIAL STATEMENTS--(CONTINUED)
                    YEARS ENDED JUNE 30, 1993, 1994 AND 1995
                             (DOLLARS IN THOUSANDS)



    Future minimum rentals under non-cancelable operating leases at June 30, 1995 (in thousands) are as follows:


                                                         TOTAL MINIMUM RENTAL
                                     ------------------------------------------------------------
                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
YEAR ENDED JUNE 30
1996...............................    $ 8,733           $95         --              $ 8,828
1997...............................      6,369            93         --                6,462
1998...............................      6,166             7         --                6,173
1999...............................      5,623         --            --                5,623
2000...............................      3,737         --            --                3,737
Thereafter.........................     34,349         --            --               34,349
                                                                        --
                                     ------------      -----                         -------
                                       $64,977           $195        --              $65,172
                                                                        --
                                                                        --
                                     ------------      -----                         -------
                                     ------------      -----                         -------


                                                           SUBLEASE INCOME
                                     ------------------------------------------------------------
                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
YEAR ENDED JUNE 30
1996...............................    $   921         --            --              $   921
1997...............................        842         --            --                  842
1998...............................        809         --            --                  809
1999...............................        758         --            --                  758
2000...............................        598         --            --                  598
Thereafter.........................      2,757         --            --                2,757
                                                                        --
                                     ------------      -----                         -------
                                       $ 6,685         --            --              $ 6,685
                                                                        --
                                                                        --
                                     ------------      -----                         -------
                                     ------------      -----                         -------

                                                         NET MINIMUM RENTALS
                                     ------------------------------------------------------------
                                                                                     ALLIANCE
                                      PARENT AND                                      GAMING
                                     GUARANTEEING     PLEDGING                     CORPORATION
                                     SUBSIDIARIES   SUBSIDIARIES   ADJUSTMENTS   AND SUBSIDIARIES
                                     ------------   ------------   -----------   ----------------
YEAR ENDED JUNE 30
1996...............................    $ 7,812           $95         --              $ 7,907
1997...............................      5,527            93         --                5,620
1998...............................      5,357             7         --                5,364
1999...............................      4,865         --            --                4,865
2000...............................      3,139         --            --                3,139
Thereafter.........................     31,592         --            --               31,592
                                                                        --
                                     ------------      -----                         -------
                                       $58,292           $195        --              $58,487
                                                                        --
                                                                        --
                                     ------------      -----                         -------
                                     ------------      -----                         -------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES



                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS


                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                            JUNE 30,    MARCH 31,
                                                                                              1995        1996
                                                                                           ----------  -----------
                                                      ASSETS
Current assets:
  Cash, cash equivalents and securities available for sale...............................  $   37,414   $  25,562
  Receivables, net.......................................................................       3,316       2,060
  Inventories............................................................................         714         661
  Prepaid expenses.......................................................................       4,148       3,289
  Other..................................................................................         517         486
                                                                                           ----------  -----------
    Total current assets.................................................................      46,109      32,058
                                                                                           ----------  -----------
Property and equipment, net..............................................................      50,352      52,065
Receivables, net.........................................................................       5,309       5,600
Excess of costs over net assets of an acquired business, net of accumulated
 amortization............................................................................       3,842       2,074
Intangible assets, net of accumulated amortization.......................................      12,405      11,273
Investment in minority owned subsidiary..................................................       1,585      --
Other....................................................................................       6,746       8,218
                                                                                           ----------  -----------
      Total assets.......................................................................  $  126,348   $ 111,288
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Current maturities of long-term debt...................................................  $    3,995   $   4,041
  Accounts payable.......................................................................       1,758       2,089
  Accrued expenses, including due to related parties.....................................       8,610      10,345
                                                                                           ----------  -----------
    Total current liabilities............................................................      14,363      16,475

Long-term debt, less current maturities..................................................      97,402      95,048
Other liabilities........................................................................       3,955       4,325
                                                                                           ----------  -----------
    Total liabilities....................................................................     115,720     115,848
                                                                                           ----------  -----------

Commitments and contingencies

Minority interest........................................................................         643       1,035
Stockholders' equity (deficiency):
    Common stock, $.10 par value; authorized 175,000,000 shares; issued and outstanding
     11,654,150 and 12,987,483...........................................................       1,165       1,298
    Special stock, $.10 par value; authorized 10,000,000 shares; issued and outstanding
     1,333,333 and 0.....................................................................         133      --
    Paid-in capital......................................................................      32,134      32,134
    Unrealized loss on securities available for sale, net................................        (316)     (1,067)
    Accumulated deficit..................................................................     (23,131)    (37,960)
                                                                                           ----------  -----------
    Total stockholders' equity (deficiency)..............................................       9,985      (5,595)
                                                                                           ----------  -----------
      Total liabilities and stockholders' equity (deficiency)............................  $  126,348   $ 111,288
                                                                                           ----------  -----------
                                                                                           ----------  -----------



      See notes to unaudited condensed consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES



           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                               1995        1996
                                                                                             ---------  ----------
Revenues:
  Gaming:
    Routes.................................................................................  $  79,389  $   81,111
    Casinos and taverns....................................................................     11,523      32,698
  Food and beverage sales..................................................................      2,842       2,976
  Net equipment sales......................................................................         22          11
                                                                                             ---------  ----------
                                                                                                93,776     116,796
                                                                                             ---------  ----------
Costs and expenses:
  Cost of gaming:
    Routes.................................................................................     59,411      62,293
    Casinos and taverns....................................................................      6,743      14,726
  Cost of food and beverage................................................................      2,038       1,992
  Cost of equipment sales..................................................................         10           3
  Selling, general and administrative......................................................      9,279      14,308
  Business development expenses............................................................      5,647      14,233
  Corporate expenses.......................................................................      6,258       4,606
  Provision for impaired assets............................................................     --           3,179
  Depreciation and amortization............................................................      6,934       7,328
                                                                                             ---------  ----------
                                                                                                96,320     122,668
                                                                                             ---------  ----------
  Operating loss...........................................................................     (2,544)     (5,872)
Other income (expense):
  Interest income..........................................................................      2,235       1,206
  Interest expense.........................................................................     (5,844)     (6,341)
  Minority share of income.................................................................       (252)       (708)
  Royalty fee..............................................................................        (27)     (2,931)
  Other, net...............................................................................         33         398
                                                                                             ---------  ----------
Loss before income taxes...................................................................     (6,399)    (14,248)
Income tax expense.........................................................................       (394)       (581)
                                                                                             ---------  ----------
Net loss...................................................................................  $  (6,793) $  (14,829)
                                                                                             ---------  ----------
                                                                                             ---------  ----------
Loss per share of common stock.............................................................  $    (.61) $    (1.21)
                                                                                             ---------  ----------
                                                                                             ---------  ----------
Weighted average common shares outstanding.................................................     11,192      12,245
                                                                                             ---------  ----------
                                                                                             ---------  ----------



      See notes to unaudited condensed consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES



           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996


                             (DOLLARS IN THOUSANDS)



                                                                                               1995        1996
                                                                                            ----------  ----------
Cash flows from operating activities:
  Net loss................................................................................  $   (6,793) $  (14,829)
  Adjustments to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization.........................................................       6,934       7,328
    Loss on sale of property and equipment................................................         825         277
    Write off of other assets.............................................................       1,620         396
    Provision for losses on receivables...................................................         380          46
    Amortization of debt discounts........................................................         237         177
    Equity in losses of affiliate.........................................................         386      --
    Provision for impaired assets.........................................................      --           3,179
    Deferred income tax provision.........................................................      --             388
  Net change in operating assets and liabilities:
  Decrease (increase) in:
    Inventories...........................................................................         (14)         23
    Prepaid expenses......................................................................       1,627         864
    Refundable income taxes...............................................................      --             361
    Other assets..........................................................................         (47)        201
  Increase (decrease) in:
    Accounts and slot contracts payable...................................................        (271)        331
    Accrued expenses......................................................................      (4,163)        735
    Minority interests....................................................................         251         392
    Other liabilities.....................................................................        (805)       (402)
                                                                                            ----------  ----------
      Net cash (used in) provided by operating activities.................................         167        (533)
                                                                                            ----------  ----------
Cash flows from investing activities:
  Additions to property and equipment.....................................................      (7,816)     (6,624)
  Proceeds from sale of property and equipment............................................         328       2,213
  Additions to receivables................................................................     (10,251)     (9,303)
  Cash collections on receivables.........................................................      11,063       9,774
  Net cash provided by acquisition of business............................................       2,481      --
  Investment in subsidiary................................................................      (1,585)     --
  Proceeds from sale (purchase) of securities available for sale..........................        (577)     12,950
  Additions to intangible assets..........................................................        (282)       (487)
  Additions to other long-term assets.....................................................      (3,152)     (3,268)
                                                                                            ----------  ----------
    Net cash (used in) provided by investing activities...................................      (9,791)      5,255
                                                                                            ----------  ----------
Cash flows from financing activities:
  Reduction of long-term debt.............................................................      (1,975)     (3,167)
  Proceeds from long-term debt............................................................      --             682
  Issuance of stock.......................................................................         466      --
                                                                                            ----------  ----------
    Net cash (used in) financing activities...............................................      (1,509)     (2,485)
                                                                                            ----------  ----------
Cash and cash equivalents:
  Increase (decrease) for period..........................................................     (11,133)      2,237
  Balance, beginning of period............................................................      37,085      13,734
                                                                                            ----------  ----------
    Balance, end of period................................................................  $   25,952  $   15,971
                                                                                            ----------  ----------
                                                                                            ----------  ----------



      See notes to unaudited condensed consolidated financial statements.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES



         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



1.  ADJUSTMENTS FOR FAIR PRESENTATION


    In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments, including normal recurring adjustments, necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective periods presented. The results of operations for an interim period are not necessarily indicative of the results to be expected for a full year.



    Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying condensed consolidated financial statements be read in conjunction with the financial statements and notes in the Company's annual report on Form 10-K. All intercompany accounts and transactions have been eliminated in consolidation.



2.  RECLASSIFICATIONS


    Certain  reclassifications  have  been   made  to  prior  period   financial
statements to conform with current period presentations.



3.  CASH, CASH EQUIVALENTS AND SECURITIES AVAILABLE FOR SALE


    For balance sheet presentation the following account balances have been combined:



                                                                           JUNE 30    MARCH 31
                                                                            1995        1996
                                                                          ---------  -----------
                                                                              (In thousands)
Cash and cash equivalents...............................................  $  13,734   $  15,971
Securities available for sale...........................................     23,680       9,591
                                                                          ---------  -----------
Total...................................................................  $  37,414   $  25,562
                                                                          ---------  -----------
                                                                          ---------  -----------



    As of March 31, 1996 unrealized losses for securities available for sale was $1,067,000 net of a tax effect of $550,000 and is included as a component of stockholders' equity.



4.  RECEIVABLES


    The Company's gaming route operations from time to time involve making loans to location operators in order to participate in revenues over extended periods of time. These loans, generally made for buildouts, tenant improvements and initial operating expenses, are generally guaranteed on a full recourse basis by the location owner and are secured by the assets of the location. The majority of the loans are interest bearing and are expected to be repaid over a period of time not to exceed the life of the related revenue sharing agreement. The loans have varying payment terms requiring either weekly or monthly payments. Annual interest rates on the loans range from prime plus 1.5% to stated rates of 12% with various maturity dates ranging through 2007. The loans are expected to be repaid from the locations' cash flows or proceeds from the sale of the leaseholds.



    Receivables consist of the following:



                                                                           JUNE 30    MARCH 31
                                                                            1995        1996
                                                                          ---------  -----------
                                                                              (In thousands)
Notes receivable--location operators....................................  $   7,760   $   6,160
Other receivables.......................................................        865       1,500
                                                                          ---------  -----------
                                                                              8,625       7,660
Less current amounts....................................................     (3,316)     (2,060)
                                                                          ---------  -----------
Long-term receivables, excluding current amounts........................  $   5,309   $   5,600
                                                                          ---------  -----------
                                                                          ---------  -----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



4.  RECEIVABLES (CONTINUED)


    Receivables are presented net of an allowance for doubtful accounts of approximately $1,659,000 and $1,363,000 as of June 30, 1995 and March 31, 1996,
respectively.   The  allowance  is  allocated   between  current  and  long-term
receivables on a pro rata basis related to notes receivable from location operators.



5.  DEBT


    Long-term debt at June 30, 1995 and March 31, 1996 consists of the following:



                                                                                    JUNE 30     MARCH 31
                                                                                      1995        1996
                                                                                   ----------  -----------
                                                                                       (In thousands)
Convertible subordinated debentures due 2003, 7.5%...............................  $   85,000   $  85,000
Due to stockholder due 1998, 200 basis points over the London Inter Bank Offer
 Rate (current rate 7.5%), net of discount of $747,619 and $570,551..............       3,309       2,535
Hospitality Franchise Systems due 2001, 7.5%.....................................       9,065       8,173
National Gaming Mississippi due 2002, 10.0%......................................         631       1,188
Other debt.......................................................................       3,392       2,193
                                                                                   ----------  -----------
                                                                                      101,397      99,089
Less current maturities..........................................................       3,995       4,041
                                                                                   ----------  -----------
Long-term debt, less current maturities..........................................  $   97,402   $  95,048
                                                                                   ----------  -----------
                                                                                   ----------  -----------



    Accrued interest of approximately $1,991,000  (June 30) and $372,000  (March
31) is included in accrued expenses in the unaudited condensed consolidated balance sheets. Amounts due to stockholder include amounts owed to affiliates of Alfred H. Wilms, the Company's largest stockholder and a member of the Board of Directors of the Company, relating to funding of the Company's majority-controlled subsidiary, Video Services, Inc.'s ("VSI") gaming device route operations.



6.  INCOME TAXES


    The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standard No. 109 Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.



    Due to losses and the lack of available carrybacks, the Company recognized no federal income tax expense or benefit for the nine-month periods ended March 31, 1996 and 1995 other than the tax effects of changes in the unrealized gains (losses) on securities available for sale. At March 31, 1996, the Company had estimated net operating loss carryforwards for federal income tax purposes of approximately $46,000,000 which are available to offset future federal taxable income, if any, expiring 2007 through 2009. The deferred tax asset related to the net operating losses has been fully reserved.



7.  IMPAIRED ASSETS


    The Company and Casino Magic Corporation, through wholly owned subsidiaries, are members in Kansas Gaming Partners, L.L.C. ("KGP") and Kansas Financial Partners, L.L.C. ("KFP"), both Kansas limited liability companies. Under an option agreement (the "option agreement") granted to KGP by Camptown Greyhound Racing, Inc. ("Camptown") and The Racing Association of Kansas-Southeast

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



7.  IMPAIRED ASSETS (CONTINUED)


("TRAK Southeast"), KGP has been granted the exclusive right, which right expires on September 13, 2013, to operate gaming devices and/or casino-type gaming at Camptown's racing facility in Frontenac, Kansas if and when such gaming is permitted in Kansas. In December 1994, Camptown received a $3,205,000 loan from Boatmen's Bank which was guaranteed by KFP. The Company and Casino Magic Corporation each invested $1,580,000 in KFP which was used to purchase a certificate of deposit to collateralize its guaranty. Construction of Camptown's racing facility has been completed and the facility opened for business in May 1995. The racing facility was temporarily closed on November 5, 1995 due to poor financial results. Camptown filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1996 and has stated an intention to reopen for business following bankruptcy reorganization. Boatmen's Bank demanded payment of the Camptown loan from KFP under the terms of the guaranty. KFP paid the loan and Boatmen's Bank returned KFP's certificate of deposit and KFP assumed Boatmen's Bank's position in the loan to Camptown which is secured by a second mortgage on Camptown's greyhound racing facility in Frontenac, Kansas. TRAK Southeast and Camptown continue to be bound by the Option Agreement. KFP intends to vigorously pursue all of its rights and remedies which may include, among other things, seeking authority from the bankruptcy court to commence a foreclosure action. In the case of a foreclosure action, KFP would be required to assume or pay the existing first mortgage of approximately $2,000,000 if KFP becomes the purchaser at any such sale. The Kansas legislature considered gaming bills during the 1996 session although none passed. There can be no assurance that gaming of any type will ever be legalized in Kansas. Management has evaluated this investment and determined it to be impaired because it does not appear to be recoverable. The Company fully reserved the net book value of approximately $1,585,000 through a charge to operations which has been recorded in the quarter ended March 31, 1996.



    Native American Investments, Inc. ("NAI"), a wholly-owned subsidiary has a contract to develop Class II and III gaming opportunities with an Indian tribe in California. Class II gaming is subject to the concurrent jurisdiction of the National Indian Gaming Commission ("NIGC") and the applicable Indian tribe. Class III gaming is a residual category composed of all forms of gaming that are not Class I gaming or Class II gaming, including casino style gaming. The contract is subject to negotiations resulting in satisfactory compacts with the state and approval of the contract by the NIGC. The Governor of California has to date refused to negotiate a compact covering Class III electronic gaming machines and house-banked games in California and is currently engaged in related litigation over the scope of gaming issues with certain Indian tribes. There can be no assurance as to the ultimate outcome of these litigation activities or successful completion of any part of the Company's project. On March 27, 1996, the United States Supreme Court ruled that a portion of the Indian Gaming Regulatory Act was unconstitutional. As a result, Federal courts cannot oversee negotiations between Indian tribes and state officials. The Company believes that this ruling will have a materially adverse effect upon its Native American casino development activities in California. Accordingly, Management has evaluated this investment and determined it to be impaired because it now appears to be unrecoverable. Management has fully reserved the net book value of approximately $1,594,000 through a charge to operations which has been recorded in the quarter ended March 31, 1996. Management will continue to monitor the status of Class II and III gaming in California.



8.  RAINBOW CASINO VICKSBURG PARTNERSHIP


    On July 16, 1994, the Rainbow Casino located in Vicksburg, Mississippi permanently opened for business. In connection with the completion of the casino and the acquisition of its 45% limited partnership interest, through a wholly-owned subsidiary, the Company funded a $3,250,000 advance to Rainbow Casino Corporation ("RCC") on the same terms as RCC's financing from Hospitality Franchise Systems, Inc. ("HFS").



    On March 29, 1995 the Company consummated certain transactions whereby the Company acquired from RCC the controlling general partnership interest in Rainbow Casino Vicksburg Partnership ("RCVP") and increased its partnership interest and since that date the operations of RCVP have been consolidated. In

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



8.  RAINBOW CASINO VICKSBURG PARTNERSHIP (CONTINUED)


exchange for commitments by the Company and National Gaming Mississippi, Inc. ("NGM"), a subsidiary of National Gaming Corporation, to provide additional financing (up to a maximum of $2,000,000 each) to be used for the completion of certain elements of the project which survived the opening of a casino (for which RCC was to have been responsible for, but failed to satisfy), the following occurred: (i) a subsidiary of the Company became the general partner and RCC became the limited partner and (ii) the respective partnership interests were adjusted. RCC is entitled to receive 10% of the net available cash flows from gaming revenues, as defined (which amount shall increase to 20% of the incremental cash flow generated from gaming revenues above $35,000,000 (i.e. only on such incremental amount)), for a period of 15 years, such period being subject to one year extensions for each year in which a minimum payment of $50,000 is not made. In addition, if during any continuous 12-month period until December 31, 1999 the casino achieved earnings from the project of at least $10,500,000 before deducting depreciation, amortization, royalty and income taxes, then the Company would be obligated to pay to certain principals of the original partnership, as additional consideration for the purchase of the general partnership interest, an amount aggregating $1,000,000 in cash or shares of Common Stock (at the Company's option) 180 days after the occurrence. The casino has achieved the required earnings as adjusted, and the Company is obligated to make the required payment or issue the Common Stock by September 30, 1996.



9.  PROPOSED BGII MERGER TRANSACTION


    On October 18, 1995, the Company and Bally Gaming International, Inc. ("BGII") entered into a definitive merger agreement ("Merger") under which the outstanding shares of BGII common stock would each be exchanged for $13 in cash and shares of the Company's common stock.



    On January 22, 1996, the parties reached an agreement to amend the terms of the Merger. Under the amended agreement, each share of BGII common stock outstanding (10,799,501 as of September 30, 1995 less the 1,000,000 shares already owned by the Company) will receive $7.83 per share in cash, $3.57 per share in the Company's Series B Special Stock which is a Pay-in-Kind (PIK) preferred stock, and $0.30 per share of the Company's common stock totaling $11.70 per share of BGII common stock. The PIK preferred stock has an eight-year maturity and has a dividend rate of 15% as follows: PIK at 15% for the first five years; 8% PIK and 7% cash for years six and seven; and 15% cash in the eighth year of the term. All shares of Series B Special Stock are mandatorily redeemable by the eighth anniversary of the date of initial issuance. If the Company fails to redeem such shares by that date, then the number of directors constituting the Company's Board will be increased by two and the holders of the shares of Series B Special Stock will have the right to elect no more than two directors total to the Company's Board. The holders of Series B Special Stock will have no other remedies upon such failure to redeem the outstanding shares of Series B Special Stock by such date. Other than as described herein, the holders of shares of Series B Special Stock have no other voting rights except as stated by law. The Company intends to seek to have the Series B Special Stock quoted on NASDAQ. The aggregate amount of cash is unchanged from the previous agreement.



    On April 2, 1996, shareholders of both companies approved the pending Merger. The Company has filed registration statements with the Securities and Exchange Commission covering offerings of $140,000,000 senior secured notes and $15,000,000 Series B Special Stock, the proceeds of which will be used to fund the cash portion of the consideration of the merger agreement, to refinance existing BGII debt, and for working capital purposes.



    On April 17, 1996, both companies agreed to a Mutual Waiver of Agreement and Plan of Merger extending the termination date of the Merger until June 18, 1996. In addition the Company will pay interest at the rate of 5.5% on the cash portion of the merger consideration to BGII shareholders from May 3, 1996 through the effective date of the transaction. Similarly, the dividend on the PIK preferred stock portion of the merger consideration will begin accruing on May 3, 1996. In addition, in order to facilitate completion of

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



9.  PROPOSED BGII MERGER TRANSACTION (CONTINUED)


the offerings, the Company has filed a registration statement in respect of an offer to exchange for its outstanding convertible subordinated debentures new convertible subordinated debentures which would be senior to the outstanding debentures. The new debentures would automatically convert on consummation of the Merger into shares of the Company's common stock at a conversion price of $5.56 per share (or, at the option of the holder, into a new series of junior convertible pay-in-kind preferred stock). The transaction is subject to obtaining customary regulatory approvals, the successful completion of the offerings, and certain other conditions. The merger is expected to occur no later than June 18, 1996.



10. LEGAL PROCEEDINGS


    In June 1995, Bally Entertainment Corporation ("BEC") asserted that a certain agreement between BEC and BGII (the "Noncompete Agreement") prohibits the use of the trade name "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1996. BGII believes such claim is entirely without merit since the restriction referred to expires on January 8, 1996 and in any event does not relate to the use of the "Bally" trade name, which is covered by the License Agreement. The restriction in the Noncompete Agreement will not have any impact on the combined company after the Merger since the effective time of the Merger contemplates a closing of the Merger after the restriction in the Noncompete Agreement lapses. BEC has not reasserted this position since it was informed by BGII in July 1995 that the restriction lapses on January 8, 1996. Consequently, BGII believes BEC has determined not to contest with BGII's position.



    BEC has also asserted that its permission is required for use of the "Bally" trade name by any entity other than BGII and that a merger between BGII and another company would violate the terms of the License Agreement. BGII has denied these claims and believes that the surviving company in a merger will be permitted to use the "Bally" trade name in accordance with the terms of such License Agreement. BGII believes that no breach of such License Agreement is caused by the Merger and the use of the "Bally" trade name by the surviving corporation. In a letter dated November 9, 1995, BEC reasserted its position. On November 20, 1995 the Company, the Company's Merger Subsidiary, and BGII commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Merger will be permitted to use the "Bally" trade name in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against BGII, Bally Gaming (a BGII subsidiary), the Company, and the Company's Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" trade name (the "BEC Action"). The BEC Action alleges that BGII's continued use of the trade name after the Merger will (1) constitute a prohibited assignment of BGII's rights to use the trade name and (2) exceed the scope of the license granted to BGII because BGII will be under control of the Company. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC Action. BGII, Bally Gaming, the Company, and the Company's Merger Subsidiary intend to vigorously defend their position in these actions. However, there can be no assurance that BEC will not be successful in its action to prohibit the surviving corporation in the Merger from using the "Bally" trade name. The loss of the "Bally" trade name may have a material adverse effect on the gaming machine operations of the surviving corporation in the Merger.



11. INITIAL SERIES SPECIAL STOCK


    In September 1993, Kirkland-Ft. Worth Investment Partners, L.P. ("Kirkland") invested $5,000,000 in the Company in exchange for 1,333,333 shares of the Company's Non-Voting Junior Convertible Special Stock, which are convertible on a share for share basis into shares of the Company's Common Stock, and warrants to purchase up to 2,750,000 shares of common stock subject to certain conditions. In December 1995, Kirkland elected to convert the entire 1,333,333 shares of Special Stock into shares of the Company's Common Stock.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES

                   NINE MONTHS ENDED MARCH 31, 1995 AND 1996



12. CONSOLIDATING FINANCIAL STATEMENTS


    The following consolidating financial statements are presented to provide information regarding Alliance Gaming Corporation and its wholly-owned "Guaranteeing Subsidiaries" and its non-wholly-owned "Pledging Subsidiaries", VSI and Rainbow. The "Pledging Subsidiaries" shows separately because all of the Company's interest in these entities is pledged as collateral for the Senior Secured Notes. The notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                     CONDENSED CONSOLIDATING BALANCE SHEETS


                           MARCH 31, 1996 (UNAUDITED)


              (DOLLARS IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)



                                                                                                         ALLIANCE
                                                                                                          GAMING
                                                                 PARENT AND                             CORPORATION
                                                                GUARANTEEING   PLEDGING                     AND
                                                                SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                                ------------  -----------  -----------  -----------
                            ASSETS
Current assets:
  Cash, cash equivalents and securities available for sale....   $   16,710    $   8,852    $  --        $  25,562
  Receivables, net............................................        2,935          134       (1,009)       2,060
  Inventories.................................................          651           10       --              661
  Prepaid expenses............................................        2,521          768       --            3,289
  Other.......................................................          480            6       --              486
                                                                ------------  -----------  -----------  -----------
    Total current assets......................................       23,297        9,770       (1,009)      32,058
                                                                ------------  -----------  -----------  -----------
Property and equipment, net...................................       24,649       27,416                    52,065
Receivables, net..............................................       10,609       --           (5,009)       5,600
Excess of costs over net assets of an acquired business, net
 of accumulated amortization..................................        2,074       --           --            2,074
Intangible assets, net of accumulated amortization............       10,808          465       --           11,273
Investment in minority owned subsidiary.......................        7,862       --           (7,862)      --
Other.........................................................       10,965          842       (3,589)       8,218
                                                                ------------  -----------  -----------  -----------
    Total assets..............................................   $   90,264    $  38,493    $ (17,469)   $ 111,288
                                                                ------------  -----------  -----------  -----------
                                                                ------------  -----------  -----------  -----------

             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt........................   $      134    $   4,635    $    (728)   $   4,041
  Accounts payable............................................        1,732          357       --            2,089
  Accrued expenses............................................        7,477        3,148         (280)      10,345
                                                                ------------  -----------  -----------  -----------
    Total current liabilities.................................        9,343        8,140       (1,008)      16,475

Long-term debt, less current maturities.......................       85,179       14,163       (4,294)      95,048
Other liabilities.............................................        8,065        5,350       (9,090)       4,325
                                                                ------------  -----------  -----------  -----------
    Total liabilities.........................................      102,587       27,653      (14.392)     115,848
                                                                ------------  -----------  -----------  -----------

Commitments and contingencies

Minority interest.............................................       --            1,035       --            1,035
STOCKHOLDERS' EQUITY (DEFICIENCY):
  Preferred stock.............................................          252       --             (252)      --
  Common stock, $.10 par value; authorized 175,000,000
   shares.....................................................        1,416            2         (120)       1,298
  Special stock, $.10 par value; authorized 10,000,000
   shares.....................................................       --           --           --           --
  Paid-in capital.............................................       32,384        2,455       (2,705)      32,134
  Unrealized loss on securities available for sale, net.......       (1,067)      --           --           (1,067)
  Accumulated (deficit) earnings..............................      (45,308)       7,348       --          (37,960)
                                                                ------------  -----------  -----------  -----------
    Total stockholders' equity (deficiency)...................      (12,323)       9,805       (3,077)      (5,595)
                                                                ------------  -----------  -----------  -----------
      Total liabilities and stockholders' equity
       (deficiency)...........................................   $   90,264    $  38,493    $ (17,469)   $ 111,288
                                                                ------------  -----------  -----------  -----------
                                                                ------------  -----------  -----------  -----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS


               NINE-MONTH PERIOD ENDED MARCH 31, 1995 (UNAUDITED)



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
REVENUES:
  Gaming:
    Routes................................................   $   68,039    $  11,914    $    (564)   $  79,389
    Casinos and taverns...................................       11,629          221         (327)      11,523
  Food and beverage sales.................................        4,171            4       (1,333)       2,842
  Net equipment sales.....................................           22       --           --               22
                                                            ------------  -----------  -----------  -----------
                                                                 83,861       12,139       (2,224)      93,776
                                                            ------------  -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of gaming:
    Routes................................................       52,294        7,686         (569)      59,411
    Casinos and taverns...................................        6,956           92         (305)       6,743
  Cost of food and beverage...............................        2,038       --           --            2,038
  Cost of equipment sales.................................           10       --           --               10
  Selling, general & administrative.......................        8,649        1,788       (1,158)       9,279
  Business development expenses...........................        5,647       --           --            5,647
  Corporate expenses......................................        6,258       --           --            6,258
  Depreciation and amortization...........................        6,178          756       --            6,934
                                                            ------------  -----------  -----------  -----------
                                                                 88,030       10,322       (2,032)      96,320
                                                            ------------  -----------  -----------  -----------
Operating (loss) income...................................       (4,169)       1,817         (192)      (2,544)
Other income (expense):
  Interest income.........................................        2,178           60           (3)       2,235
  Interest expense........................................       (5,375)        (472)           3       (5,844)
  Minority share of income................................       --             (252)      --             (252)
  Royalty fee.............................................       --              (27)      --              (27)
  Other, net..............................................          (73)         130          (24)          33
                                                            ------------  -----------  -----------  -----------
(Loss) income before income taxes.........................       (7,439)       1,256         (216)      (6,399)
Income tax (expense) benefit..............................           14         (624)         216         (394)
                                                            ------------  -----------  -----------  -----------
Net (loss) income.........................................   $   (7,425)   $     632    $  --        $  (6,793)
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS


               NINE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)



                                                                                                     ALLIANCE
                                                                                                      GAMING
                                                             PARENT AND                             CORPORATION
                                                            GUARANTEEING   PLEDGING                     AND
                                                            SUBSIDIARIES  SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                            ------------  -----------  -----------  -----------
                                                                          (DOLLARS IN THOUSANDS)
REVENUES:
  Gaming:
    Routes................................................   $   69,066    $  12,380    $    (335)   $  81,111
    Casinos and taverns...................................        8,572       24,380         (254)      32,698
  Food and beverage sales.................................        3,899          678       (1,601)       2,976
  Net equipment sales.....................................           11       --           --               11
                                                            ------------  -----------  -----------  -----------
                                                                 81,548       37,438       (2,190)     116,796
                                                            ------------  -----------  -----------  -----------
COSTS AND EXPENSES:
  Cost of gaming:
    Routes................................................       54,756        7,873         (336)      62,293
    Casinos and taverns...................................        5,997        8,908         (179)      14,726
  Cost of food and beverage...............................        1,766          226       --            1,992
  Cost of equipment sales.................................            3       --           --                3
  Selling, general & administrative.......................        7,604        8,210       (1,506)      14,308
  Business development expenses...........................       14,233       --           --           14,233
  Corporate expenses......................................        4,606       --           --            4,606
  Provision for impaired assets...........................        3,179       --           --            3,179
  Depreciation and amortization...........................        5,705        1,623       --            7,328
                                                            ------------  -----------  -----------  -----------
                                                                 97,849       26,840       (2,021)     122,668
                                                            ------------  -----------  -----------  -----------
Operating (loss) income...................................      (16,301)      10,598         (169)      (5,872)
Other income (expense):
  Interest income.........................................        1,344          220         (358)       1,206
  Interest expense........................................       (5,223)      (1,476)         358       (6,341)
  Minority share of income................................       --             (708)      --             (708)
  Royalty fee.............................................       --           (2,931)      --           (2,931)
  Other, net..............................................          499          426         (527)         398
                                                            ------------  -----------  -----------  -----------
(Loss) income before income taxes.........................      (19,681)       6,129         (696)     (14,248)
Income tax expense........................................         (403)        (874)         696         (581)
                                                            ------------  -----------  -----------  -----------
Net (loss) income.........................................   $  (20,084)   $   5,255    $  --        $ (14,829)
                                                            ------------  -----------  -----------  -----------
                                                            ------------  -----------  -----------  -----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS


               NINE-MONTH PERIOD ENDED MARCH 31, 1995 (UNAUDITED)



                                                                                                            ALLIANCE
                                                                                                             GAMING
                                                                   PARENT AND                              CORPORATION
                                                                  GUARANTEEING    PLEDGING                     AND
                                                                  SUBSIDIARIES   SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                                  -------------  -----------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $  (7,425)    $     632    $  --        $  (6,793)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...............................        6,178           756       --            6,934
    Loss (gain) on sale of property equipment...................          951          (126)      --              825
    Write-off of other assets...................................        1,620        --           --            1,620
    Provision for losses on receivables.........................          380        --           --              380
    Amortization of debt discounts..............................           60           177       --              237
    Equity in losses of affiliate...............................          386        --           --              386
  Net change in operating assets and liabilities:
  (Increase) decrease in:
    Inventories.................................................          (14)       --           --              (14)
    Prepaid expenses............................................        1,011           616       --            1,627
    Other assets................................................          (47)           --           --          (47)
  Increase (decrease) in:
    Accounts and slot contracts payable.........................           43          (314)      --             (271)
    Accrued expenses............................................       (1,091)       (1,610)      (1,462)      (4,163)
    Minority interests..........................................       --               251       --              251
    Other liabilities...........................................         (668)         (137)      --             (805)
    Intercompany accounts.......................................         (552)          552           --           --
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by operating activities:......          832           797       (1,462)         167
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...........................       (7,797)          (19)      --           (7,816)
  Proceeds from sale of property and equipment..................          202           126       --              328
  Additions to receivables......................................      (11,213)       --              962      (10,251)
  Cash collections on receivables...............................       10,734           400          (71)      11,063
  Net cash provided by acquisition of business..................       --             2,481       --            2,481
  Investment in subsidiary......................................       (2,417)       --              832       (1,585)
  Cash used in purchase of securities available for sale........         (577)       --           --             (577)
  Additions to intangible assets................................         (282)       --           --             (282)
  Additions to other long-term assets...........................       (3,152)       --           --           (3,152)
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by investing activities:            (14,502)        2,988        1,723       (9,791)
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt..................................       --             1,304       (1,304)      --
  Reduction of long-term debt...................................         (762)       (1,213)      --           (1,975)
  Issuance of stock.............................................         (577)       --            1,043          466
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by financing activities.......       (1,339)           91         (261)      (1,509)
                                                                  -------------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS:
  (Decrease) increase for period................................      (15,009)        3,876       --          (11,133)
  Balance, beginning of period..................................       34,750         2,335       --           37,085
                                                                  -------------  -----------  -----------  -----------
      Balance, end of period....................................    $  19,741     $   6,211    $  --        $  25,952
                                                                  -------------  -----------  -----------  -----------
                                                                  -------------  -----------  -----------  -----------

                  ALLIANCE GAMING CORPORATION AND SUBSIDIARIES
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)



                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS


               NINE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)



                                                                                                            ALLIANCE
                                                                                                             GAMING
                                                                   PARENT AND                              CORPORATION
                                                                  GUARANTEEING    PLEDGING                     AND
                                                                  SUBSIDIARIES   SUBSIDIARIES ADJUSTMENTS  SUBSIDIARIES
                                                                  -------------  -----------  -----------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $ (20,084)    $   5,255    $  --        $ (14,829)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...............................        5,705         1,623       --            7,328
    Loss (gain) on sale of property and equipment...............          293           (16)      --              277
    Write-off of other assets...................................          396        --           --              396
    Provision for losses on receivables.........................           29            17       --               46
    Amortization of debt discounts..............................       --               177       --              177
    Provision for impaired assets...............................        3,179        --           --            3,179
    Deferred income tax provision...............................          388        --           --              388
  Net change in operating assets and liabilities:
  Increase in:
    Inventories.................................................           19             4       --               23
    Prepaid expenses............................................          829            35       --              864
    Refundable income taxes.....................................       --               361       --              361
    Other assets................................................          232           (31)      --              201
  Increase (decrease) in:
    Accounts and slot contracts payable.........................          481          (150)      --              331
    Accrued and deferred income taxes...........................         (206)          775          166          735
    Other liabilities, including minority interests.............       --               392       --              392
    Intercompany accounts.......................................          765          (765)      --           --
    Accrued expenses............................................         (402)       --           --             (402)
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by operating activities.......       (8,376)        7,677          166         (533)
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...........................       (4,844)       (1,780)      --           (6,624)
  Proceeds from sale of property and equipment..................        2,084           129       --            2,213
  Additions to receivables......................................      (11,225)         (334)       2,256       (9,303)
  Cash collections on receivables...............................       11,311           233       (1,770)       9,774
  Proceeds from sale of securities available for sale...........       12,950        --           --           12,950
  Additions to intangible assets................................         (150)         (337)      --             (487)
  Additions to other long-term assets...........................       (3,268)       --           --           (3,268)
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by investing activities.......        6,858        (2,089)         486        5,255
                                                                  -------------  -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Reduction of long-term debt...................................         (130)       (3,524)         487       (3,167)
  Proceeds from long-term debt..................................          533         1,288       (1,139)         682
                                                                  -------------  -----------  -----------  -----------
      Net cash (used in) provided by financing activities.......          403        (2,236)        (652)      (2,485)
                                                                  -------------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS:
  (Decrease) increase for period................................       (1,115)        3,352       --            2,237
  Balance, beginning of period..................................        8,234         5,500       --           13,734
                                                                  -------------  -----------  -----------  -----------
      Balance, end of period....................................    $   7,119     $   8,852    $  --        $  15,971
                                                                  -------------  -----------  -----------  -----------
                                                                  -------------  -----------  -----------  -----------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Bally Gaming International, Inc.


    We have audited the accompanying consolidated balance sheets of Bally Gaming International, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995, included on pages F-50-- F-81, hereafter. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bally Gaming International, Inc. as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Las Vegas, Nevada
February 13, 1996

                        BALLY GAMING INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1994        1995
                                                                                            ----------  ----------
                                                      ASSETS
Current assets:
  Cash and cash equivalents...............................................................  $    9,204  $    5,526
  Accounts and notes receivable, net of allowance for doubtful accounts of $12,282 and
   $16,281................................................................................      84,632      87,176
  Inventories, net:
    Raw materials and work-in-process.....................................................      21,082      16,066
    Finished goods........................................................................      28,377      35,525
                                                                                            ----------  ----------
                                                                                                49,459      51,591
  Other current assets....................................................................       5,074       3,983
                                                                                            ----------  ----------
      Total current assets................................................................     148,369     148,276
Long-term notes receivable, net of allowance for doubtful accounts
  of $8,198 and $7,869....................................................................       5,558       9,981
Property, plant and equipment, at cost:
  Land....................................................................................       1,357       1,357
  Buildings and leasehold improvements....................................................      19,262      19,871
  Machinery and equipment.................................................................      26,636      30,328
  Furniture, fixtures and equipment.......................................................       6,075       6,162
  Less accumulated depreciation...........................................................     (28,972)    (34,474)
                                                                                            ----------  ----------
    Property, plant and equipment, net....................................................      24,358      23,244
Intangible assets, less accumulated amortization of $12,609 and $13,720...................      11,410      10,814
Other assets..............................................................................       2,547       2,001
                                                                                            ----------  ----------
                                                                                            $  192,242  $  194,316
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................................................  $   19,272  $   18,556
  Accrued liabilities and other payables:
  Compensation and benefit related liabilities............................................       5,962       5,608
  Other...................................................................................      11,363      11,798
                                                                                            ----------  ----------
                                                                                                17,325      17,406
  Current maturities of long-term debt....................................................      16,000      14,957
                                                                                            ----------  ----------
      Total current liabilities...........................................................      52,597      50,919
10 3/8% Senior Secured Notes due 1998, net of unamortized discount
  of $458 and $344........................................................................      39,542      39,656
Other long-term debt, less current maturities.............................................      14,220      15,331

Commitments and contingencies

Stockholders' equity:
  Preferred stock; $.01 par value; 5,000,000 shares authorized, none issued...............      --          --
  Common stock; $.01 par value; 30,000,000 shares authorized, 10,749,501
   and 10,799,501 issued and outstanding..................................................         107         108
  Additional paid-in-capital..............................................................      67,758      68,345
  Retained earnings.......................................................................       5,235       1,842
  Cumulative translation adjustments......................................................      13,560      18,662
  Unearned compensation...................................................................        (777)       (547)
                                                                                            ----------  ----------
      Total stockholders' equity..........................................................      85,883      88,410
                                                                                            ----------  ----------
                                                                                            $  192,242  $  194,316
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEAR ENDED DECEMBER 31,
                                                                             ----------------------------------------
                                                                               1993            1994            1995
                                                                             --------        --------        --------
                                                                             (IN  THOUSANDS,  EXCEPT PER  SHARE DATA)
Revenues:
  Sales....................................................................  $164,571        $231,318        $244,471
  Other....................................................................     4,136           4,874           4,841
                                                                             --------        --------        --------
                                                                              168,707         236,192         249,312
                                                                             --------        --------        --------

Costs and expenses:
  Cost of sales............................................................   121,710         157,059         163,131
  Selling, general and administrative......................................    57,357          59,989          65,289
  Provision for doubtful receivables.......................................     8,176           5,763           6,712
  Unusual charges..........................................................     --              --              5,816
                                                                             --------        --------        --------
                                                                              187,243         222,811         240,948
                                                                             --------        --------        --------
Operating income (loss)....................................................   (18,536)         13,381           8,364
Interest expense...........................................................     4,424           6,768           6,853
                                                                             --------        --------        --------
Income (loss) before income taxes and extraordinary gain...................   (22,960)          6,613           1,511
Provision for income taxes.................................................     4,242           2,820           4,904
                                                                             --------        --------        --------
Income (loss) before extraordinary gain....................................   (27,202)          3,793          (3,393)
Extraordinary gain on early extinguishment of debt.........................     3,759           --              --
                                                                             --------        --------        --------
Net income (loss)..........................................................  $(23,443)       $  3,793        $ (3,393)
                                                                             --------        --------        --------
                                                                             --------        --------        --------
Net income (loss) per common share:
  Income (loss) before extraordinary gain..................................  $  (2.54)       $   0.35        $  (0.31)
  Extraordinary gain on early extinguishment of debt.......................      0.35           --              --
                                                                             --------        --------        --------
  Net income (loss)........................................................  $  (2.19)       $   0.35        $  (0.31)
                                                                             --------        --------        --------
                                                                             --------        --------        --------
Weighted average number of common shares and common stock equivalents
 outstanding...............................................................    10,685          10,727          10,776
                                                                             --------        --------        --------
                                                                             --------        --------        --------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                 (IN THOUSANDS)


                                                                  ADDITIONAL             CUMULATIVE                       TOTAL
                                                         COMMON    PAID-IN-    RETAINED  TRANSLATION     UNEARNED     STOCKHOLDERS'
                                                         STOCK     CAPITAL     EARNINGS  ADJUSTMENTS   COMPENSATION      EQUITY
                                                         ------   ----------   --------  -----------   ------------   -------------
Balance at December 31, 1992...........................   $106     $65,757     $24,885     $11,662       $(1,133)       $101,277
  Net loss.............................................   --         --        (23,443 )    --            --             (23,443)
  Issuance of restricted Company common stock award....      1       1,149          --          --        (1,150)             --
  Exercise of warrants.................................     --          30          --          --            --              30
  Amortization of unearned compensation................     --          --          --          --           951             951
  Foreign currency translation adjustment..............     --          --          --      (4,536)           --          (4,536)
  Issuance of stock warrants...........................     --         600          --          --            --             600
                                                         ------   ----------   --------  -----------   ------------   -------------

Balance at December 31, 1993...........................    107      67,536       1,442       7,126        (1,332)         74,879
  Net income...........................................     --          --       3,793          --            --           3,793
  Amortization of unearned compensation................     --          --          --          --           555             555
  Foreign currency translation adjustment..............     --          --          --       6,434            --           6,434
  Issuance of Company common stock under compensation
    agreement..........................................     --         222          --          --            --             222
                                                         ------   ----------   --------  -----------   ------------   -------------

Balance at December 31, 1994...........................    107      67,758       5,235      13,560          (777)         85,883
                                                         ------   ----------   --------  -----------   ------------   -------------
  Net loss.............................................     --          --      (3,393 )        --            --          (3,393)
  Exercise of stock options............................      1         587          --          --            --             588
  Amortization of unearned compensation................     --          --          --          --           230             230
  Foreign currency translation adjustment..............     --          --          --       5,102            --           5,102
                                                         ------   ----------   --------  -----------   ------------   -------------

Balance at December 31, 1995...........................   $108     $68,345     $ 1,842     $18,662       $  (547)       $ 88,410
                                                         ------   ----------   --------  -----------   ------------   -------------
                                                         ------   ----------   --------  -----------   ------------   -------------


                                                                                                                         COMMON
                                                                                                                          STOCK
SHARE AMOUNTS                                                                                                            ISSUED
- -------------------------------------------------------                                                               -------------
Balance at December 31, 1992...........................                                                                   10,623
  Issuance of restricted Company common stock award....                                                                      100
  Exercise of warrants.................................                                                                        2
                                                                                                                      -------------

Balance at December 31, 1993...........................                                                                   10,725
  Issuance of Company common stock under compensation
    agreement..........................................                                                                       25
                                                                                                                      -------------

Balance at December 31, 1994...........................                                                                   10,750
  Exercise of stock options............................                                                                       50
                                                                                                                      -------------

Balance at December 31, 1995...........................                                                                   10,800
                                                                                                                      -------------
                                                                                                                      -------------


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1993        1994        1995
                                                                                ----------  ----------  ----------
Cash flows from operating activities:
Net income (loss).............................................................  $  (23,443) $    3,793  $   (3,393)
  Adjustments to reconcile net income (loss) to cash provided by (used in)
   operating activities:
  Extraordinary gain on early extinguishment of debt..........................      (3,759)     --          --
  Depreciation and amortization...............................................       8,103       8,271       8,953
  Deferred income taxes.......................................................         163        (296)       (778)
  Provision for doubtful receivables..........................................       8,176       5,763       6,712
  Provision for writedown of building to be sold..............................      --          --             812
  Provision for inventory valuation...........................................       6,156       2,230       1,955
  (Gain) loss on disposals of property, plant and equipment...................          64         (83)         48
  Changes in operating assets and liabilities:
    Accounts and notes receivable.............................................     (17,648)    (15,823)    (10,304)
    Inventories...............................................................     (15,077)     (3,889)     (2,167)
    Other current assets......................................................      (1,534)       (713)      1,279
    Accounts payable and accrued liabilities..................................       9,717       2,730         578
  Other, net..................................................................        (466)       (759)        100
                                                                                ----------  ----------  ----------
    Cash provided by (used in) operating activities...........................     (29,548)      1,224       3,795
                                                                                ----------  ----------  ----------
Cash flows from investing activities:
Net assets of distribution business acquired..................................      (8,382)     --          --
Purchases of property, plant and equipment....................................      (6,467)     (9,537)     (8,240)
Proceeds from disposals of property, plant and equipment......................       1,091       1,749       1,757
Other.........................................................................         351       1,397         250
                                                                                ----------  ----------  ----------
    Cash used in investing activities.........................................     (13,407)     (6,391)     (6,233)
                                                                                ----------  ----------  ----------
Cash flows from financing activities:
Proceeds from issuance of Senior Secured Notes and Common Stock Warrants......      40,000      --          --
Net change in lines of credit.................................................      28,711      21,423         359
Repayments of long-term debt..................................................     (29,761)    (13,192)     (2,908)
Exercise of stock warrants and stock options..................................          30      --             588
                                                                                ----------  ----------  ----------
  Cash provided by financing activities.......................................      38,980       8,231      (1,961)
Effect of exchange rate changes on cash.......................................        (389)        704         721
                                                                                ----------  ----------  ----------
Increase (decrease) in cash and cash equivalents..............................      (4,364)      3,768      (3,678)
Cash and cash equivalents, beginning of year..................................       9,800       5,436       9,204
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of year........................................  $    5,436  $    9,204  $    5,526
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------
Supplemental cash flows information:
  Operating activities include cash payments for interest and income taxes as follows:
  Interest paid...............................................................  $    2,910  $    5,972  $    6,888
  Income taxes paid, net of refunds...........................................       6,454       4,020       1,801
Investing activities exclude the following non-cash activities:
  Exchange of income tax receivable for intangible assets and equipment.......       1,969      --          --
  Long-term notes received from sale of assets................................      --             517      --
Financing activities exclude the following non-cash activities:
  Issuance of restricted stock awards.........................................       1,150      --          --
  Issuance of Company common stock under compensation agreement...............      --             222      --
  Issuance of notes payable for license agreement.............................      --           1,465      --


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

    Bally Gaming International, Inc. (the "Company") was formed in August 1991 by Bally Entertainment Corporation ("BEC") to consolidate the gaming machine manufacturing and distribution operations of BEC. These operations are conducted in Germany under the name Bally Wulff ("Wulff") and in the United States under the name Bally Gaming ("Gaming") and Bally Systems ("Systems"). Wulff designs, manufactures (through the Company's wholly-owned subsidiary "Automaten") and distributes (through the Company's wholly-owned subsidiary "Vertriebs") wall-mounted, coin-operated, armless gaming devices similar to slot machines known as wall machines and also distributes recreational and amusement machines manufactured by third parties. Gaming designs, manufactures and distributes electronic slot machines and video gaming machines. Systems designs, assembles and sells computerized monitoring systems for slot and video gaming machines. In three transactions dated November 1991, July 1992 and September 1993, BEC divested substantially all its interests in the Company.

    Certain  reclassifications  have  been   made  to  prior  years'   financial
statements to conform with the 1995 presentation.

    Hereafter, references to the Company are to the consolidated operations of Wulff, Gaming and Systems including the predecessor operations.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  CASH EQUIVALENTS

    Cash  equivalents  consist  of  highly  liquid  investments  with   original
maturities of three months or less which are readily convertible into cash.

  INVENTORIES

    Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Cost elements included for work-in-process and finished goods include raw materials, freight, direct labor and manufacturing overhead.

  PROPERTY, PLANT AND EQUIPMENT

    Depreciation is provided by using the straight-line method over the estimated economic lives of the related assets and the terms of the applicable leases for leasehold improvements, which range from 3 to 30 years.

    Significant replacements and improvements are capitalized; other maintenance and repairs are expensed. The cost and accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts and any resulting gain or loss is credited or charged to income as appropriate.

  INTANGIBLE AND OTHER ASSETS

    Intangible assets include the cost in excess of net assets of acquired businesses, which are being amortized using the straight-line method over periods ranging up to 40 years from dates of acquisition.

    In July 1992, the Company reached an agreement for an exclusive license until December 31, 2005, subject to extension, of a patent relating to the use of credit cards in gaming machines, and acquired 1% of the stock of Scotch Twist, Inc., a private company which granted this license, in exchange for the issuance of 100,001 shares of the Company's Common Stock. The licensing agreement requires the Company to commit

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
$1.2 million in research and development costs related to the patent, plus any costs related to obtaining required regulatory approvals and licenses. As of December 31, 1995 approximately $1 million has been spent relative to this commitment.

    In July 1992 and again in March 1995, the Company and BEC amended a trademark license agreement ("License Agreement") pursuant to which the Company licensed the use of the name "Bally" for its use in the gaming machine business worldwide. Prior to 1995, the trademark licensing rights were being amortized using the straight-line method over a 20 year period. Pursuant to the terms of the March 1995 amendment, the Company reduced the remaining amortization period to five years effective March 31, 1995, resulting in an increase in amortization expense of approximately $315,000 for the year ended December 31, 1995.

    In January 1993, as part of an amendment to an intercorporate agreement between the Company and BEC, a long-term income tax receivable from BEC of $1,971,000 was exchanged for certain assets owned by BEC but managed by the Company, a reduction in the period from six years to three years of certain non-competition restrictions previously imposed on the Company by BEC and the settlement of certain other intercompany service arrangements with BEC. This transaction resulted in an increase to intangible assets of approximately $1,515,000 which is being amortized over a 6 year period.

    In June 1994, the Company acquired a paid up license for use of a patent on slot machines manufactured or sold during the life of the patent. The owner of the patent had recently filed an infringement action against various casinos in Atlantic City alleging infringement of a certain patent by these casino companies. As a result of the agreement, the casino operator defendants will be released from any claims relating to the past and future use of certain gaming machines manufactured by the Company. The Company agreed to pay $2 million over a 5 year period, without interest, for the paid up license. The asset is fully amortized as of December 31, 1995.

    The carrying value of intangible assets is periodically reviewed by management and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from such intangible assets is less than their carrying value. In 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121") was issued which will be effective for the Company's year ended December 31, 1996. This statement requires that long-lived assets and certain identifiable intangible assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Management believes that if SFAS No. 121 had been early adopted at December 31, 1995, it would not have had a material effect on the financial position, results of operations or cash flows of the Company.

  INCOME TAXES

    Taxes on income of Wulff are provided at the tax rates applicable to the tax jurisdictions in Germany, as Wulff files separate foreign income tax returns. German withholding taxes and related United States federal income taxes are provided on Wulff earnings.

  REVENUE RECOGNITION

    The Company sells products on normal credit terms (90 days or less), over longer term installments of up to 36 months or more or through payments from the net winnings of the machines until the purchase price is paid.

    Revenue from sales of gaming machines and recreational and amusement equipment is normally recognized at the time products are shipped and title has passed to the customer. Revenue from sales of software included in computerized management systems is recognized at the time the systems are accepted by the customer, which normally coincides with installation of the equipment. Revenue from sales of hardware included in computerized management systems is recognized at the time the product is shipped.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FOREIGN CURRENCY TRANSLATION

    The functional currency of Wulff is the Deutsche Mark. Assets and liabilities of Wulff are translated at the rate of exchange at the end of the period, and the statements of operations are translated at the average rate of exchange for the period. Translation adjustments are reflected as a separate component of stockholder's equity. Gains and losses on foreign currency transactions are included in net income.

  RESEARCH AND DEVELOPMENT

    The Company expenses product research and development costs as incurred. Research and development costs for the years ended December 31, 1993, 1994 and 1995 were $7.8 million, $8.7 million and $9.2 million, respectively.

  STOCK-BASED EMPLOYEE COMPENSATION AWARDS

    The Company accounts for its stock-based employee compensation awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, because the exercise price of the Company's employee stock options and stock performance rights equals the market price on date of grant, no compensation expense is recognized.

    In 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Awards of Stock-Based Compensation to Employees" ("SFAS No. 123") was issued which will be effective for the Company's year ended December 31, 1996. SFAS No. 123 provides alternative accounting treatment to APB No. 25 with respect to stock-based compensation and requires certain additional disclosures, including disclosures if the Company elects not to adopt the accounting requirements of SFAS No. 123. At this point, the Company does not anticipate adopting the accounting requirements of SFAS No. 123 and therefore in future years would expect to provide the required additional disclosures in the footnotes to the consolidated financial statements.

  NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding totaling 10,685,054, 10,726,556 and 10,775,699 for the years ended December 31, 1993, 1994 and 1995.

    Common stock equivalents were  not included in  the computation of  earnings
(loss) per common share as their effect would have been antidilutive or immaterial.

MERGER AGREEMENT, TENDER OFFER AND RELATED LITIGATION

    On October 17, 1995, the Board of Directors of the Company approved an Agreement and Plan of Merger with Alliance Gaming Corporation ("Alliance") which was subsequently amended as of January 23, 1996 ("Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge with a subsidiary of Alliance ("Alliance Merger Subsidiary") with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Alliance ("Alliance Merger"). The Merger Agreement provides that the Company's stockholders will have the right to receive, in exchange for each of their issued and outstanding shares of the Company's common stock (i) an amount of cash determined by dividing $76,700,000 by the number of shares of the Company's common stock outstanding immediately prior to the effective time of the Merger (other than shares which are held by the Company, Alliance or their respective subsidiaries) ("Converted Shares"),
(ii) a  fraction  of a  share  of common  stock,  $.10 par  value,  of  Alliance
("Alliance

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
Common Stock") having a value determined in accordance with the Merger Agreement of $.30 (the "Common Stock Consideration") and (iii) that number of shares (or fractions thereof) of 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock") having a value determined in accordance with the Merger Agreement equal to $11.40 less the cash consideration described in clause (i) above. The obligations of Alliance and the Company to consummate the Alliance Merger are subject to various conditions, including obtaining requisite stockholder and regulatory approvals and Alliance's obtaining $150 million in financing on commercially reasonable terms, at least two-thirds of which must be in the form of bank debt, other debt having a term of at least four years or equity. In conjunction with the Merger Agreement, Alliance terminated its unsolicited tender offer and consent solicitation and withdrew its litigation against the Company and the Company withdrew its litigation against Alliance.

BUSINESS SEGMENT

    The business of the Company is conducted in one industry segment: the design, manufacture and distribution of gaming machines, computerized monitoring systems and recreational and amusement equipment. All of Wulff's sales are to customers outside the United States while Gaming and Systems sell to domestic and foreign customers. See "Commitments and Contingencies."

    The Company has operations based in Germany and the United States. The table below presents information as to the Company's operations by geographic region.

                                                                YEARS ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1993        1994        1995
                                                           ----------  ----------  ----------
REVENUES:
  Germany................................................  $  112,601  $  111,068  $  130,655
  United States..........................................      60,533     131,228     129,140
  Eliminations...........................................      (4,427)     (6,104)    (10,483)
                                                           ----------  ----------  ----------
  Consolidated...........................................  $  168,707  $  236,192  $  249,312
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
OPERATING INCOME (LOSS):
  Germany................................................  $    9,702  $    9,232  $    5,581
  United States..........................................     (27,658)      4,184       2,982
  Eliminations...........................................        (580)        (35)       (199)
                                                           ----------  ----------  ----------
  Consolidated...........................................  $  (18,536) $   13,381  $    8,364
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
IDENTIFIABLE ASSETS:
  Germany................................................  $   81,899  $   97,537  $  100,207
  United States..........................................      90,613      99,478     100,643
  Eliminations...........................................      (1,682)     (4,773)     (6,534)
                                                           ----------  ----------  ----------
  Consolidated...........................................  $  170,830  $  192,242  $  194,316
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Wulff's customers are a diverse group of operators of arcades, hotels, restaurants and taverns, primarily in Germany. Gaming's and Systems' customers are primarily casinos and gaming machine distributors in the United States and abroad. Receivables of Wulff, Gaming and Systems are generally collateralized by the related equipment. See "Concentration of Credit Risk."

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

    Export  sales  (including  sales  to  Wulff)  from  Gaming's  and   Systems'
operations for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1993       1994       1995
                                                               ---------  ---------  ---------
Europe.......................................................  $   8,651  $  10,889  $  12,890
Far East.....................................................        223        860        998
Latin America................................................      2,030      4,015      5,392
Canada.......................................................      1,589      3,254      6,185
Other........................................................     --            556      1,824
                                                               ---------  ---------  ---------
                                                               $  12,493  $  19,574  $  27,289
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

ACCOUNTS AND NOTES RECEIVABLE

    The Company grants certain customers extended payment terms under contracts of sale. These contracts are generally for terms of one to three years, with interest at prevailing rates, and are generally collateralized by the related equipment sold although the value of such equipment, if repossessed, may be less than the receivable balance outstanding. See "Concentration of Credit Risk."

    The following table represents, at December 31, 1995, scheduled collections of accounts and notes receivable (net of allowances for doubtful accounts) by year:

1996...............................................................  $  87,176
1997...............................................................      8,250
1998...............................................................      1,731
                                                                     ---------
                                                                     $  97,157
                                                                     ---------
                                                                     ---------

LONG-TERM DEBT AND LINES OF CREDIT

    Long-term debt and lines of credit consist of the following at December 31, 1994 and 1995:

                                                                           1994        1995
                                                                        ----------  ----------
10 3/8% Senior Secured Notes due 1998, net of unamortized discount of
 $458 and $344........................................................  $   39,542  $   39,656
OTHER LONG-TERM DEBT:
Wulff revolving lines of credit.......................................      15,853      15,905
Bally Gaming, Inc. revolving line of credit...........................       7,768       9,400
Notes payable, 5% to 12%..............................................       6,599       4,983
Less current maturities...............................................     (16,000)    (14,957)
                                                                        ----------  ----------
                                                                        $   14,220  $   15,331
                                                                        ----------  ----------
                                                                        ----------  ----------

    In July 1993, the Company completed a private placement of $40 million principal amount of 10 3/8% Senior Secured Notes due July 1998 and Common Stock Purchase Warrants to purchase 1.2 million shares of Common Stock exercisable at $12.50 per share after the Common Stock has traded at an average of $20 per share for a twenty consecutive trading day period and under certain other circumstances. The warrants became exercisable during November 1993. The Company allocated $600,000 of the $40 million gross proceeds to the warrants and accordingly recorded the Senior Secured Notes at $39.4 million with unamortized discount of $600,000 (the effective yield of the Senior Secured Notes is 10.77%). The Company used $21.6 million of the gross proceeds of $40 million from the sale of the notes and warrants to redeem all of its outstanding 6% Senior Convertible Debentures due 2002. The Company realized an extraordinary gain of approximately $3.8 million from the redemption of the Convertible Debentures in 1993. The gain represents the difference between the carrying amount  of  the  debt  retired  and  related  deferred  financing  costs  ($25.4

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
million) and the redemption price of $21.6 million. The Senior Secured Notes are collateralized by a pledge of the outstanding capital stock of Automaten and Vertriebs and a guarantee by Bally Gaming, Inc. The Notes are subject to redemption, at the option of the Company, at a redemption price equal to 103% and 101.5% of the principal amount of the Notes if redeemed during the twelve month period beginning on the anniversary of the issue date in the years 1996 and 1997, respectively.

    During March 1993, Vertriebs obtained two bank lines of credit for the purpose of financing the acquisition of assets acquired from an independent distributor. The agreements provide for borrowings of DM2,250,000 and
DM16,000,000  (approximately $1,600,000  and $11,200,000) at  December 31, 1995,
respectively. Availability of the DM2,250,000 line of credit is reduced by DM250,000 per quarter and expires on March 31, 1998. Borrowings under this line of credit bear interest at 6.95%. The working capital revolving credit line of DM16,000,000 bears interest at a rate tied to an international borrowing rate plus 1% (5.3% at December 31, 1995) and is due on demand. These lines are collateralized by a pledge of the assets acquired. Approximately $12,751,000 was outstanding under these lines at December 31, 1995. In May 1993, Vertriebs obtained a DM16,300,000 (approximately $11,400,000 at December 31, 1995) revolving line of credit for general working capital purposes. This agreement bears interest at a rate tied to an international borrowing rate plus 1% (4.8% at December 31, 1995) and is due on demand. This line is collateralized by the receivables of Vertriebs. Approximately $3,144,000 was outstanding under this line at December 31, 1995. Vertriebs and Automaten are jointly and severally liable under these lines of credit.

    In March 1993, Bally Gaming, Inc. obtained a bank revolving line of credit which, as amended, provides for borrowings tied to a percentage of Bally Gaming, Inc.'s eligible (as defined in the credit agreement) inventory and accounts receivable with a maximum borrowing capacity of $15,000,000. Borrowings under this agreement, which expires March 31, 1997, bear interest at one and one-half percent above the bank's prime rate (10% at December 31, 1995). The Company must pay an annual facility fee of one-half of one percent of the maximum borrowing capacity and a monthly unused line fee of one-quarter of one percent of the difference between the maximum borrowing capacity and the average daily outstanding balance during any month. This line of credit is collateralized by property, plant and equipment and the eligible inventory and accounts receivable. The agreement and subsequent amendments also contain certain financial and other restrictive covenants, including the maintenance by Bally Gaming, Inc. of specified levels of minimum net working capital, working capital ratio, tangible net worth, net worth ratio, and minimum net income after taxes, all as defined in the credit agreement. Eligible borrowing capacity under this agreement at December 31, 1995 was approximately $15,000,000. Approximately $9,400,000 was outstanding at December 31, 1995.

    Aggregate annual maturities of long-term debt for the five years after December 31, 1995 are $14.9 million, $11.5 million, $43.6 million, $.3 million and none.

STOCK PLANS, AWARDS AND RIGHTS

  1991 INCENTIVE PLAN

    On November 6, 1991, the Company adopted the 1991 Incentive Plan of Bally Gaming International, Inc. (the "Plan") for directors (employee directors that are not members of the Compensation and Stock Option Committee of the Board of Directors), officers, key employees and consultants (collectively "Participants"). The Plan provides for the grant of stock options, stock appreciation rights ("SARs") and restricted stock (collectively "Awards"). The aggregate number of shares of common stock which may be delivered under the Plan and the 1991 Non-Employee Directors' Option Plan described below may not exceed 1,250,000 shares. No awards may be granted after November 6, 2001.

    The Plan provides for granting incentive as well as nonqualified stock options. Unless the Compensation and Stock Option Committee of the Board of Directors, in its discretion, determines otherwise,

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
nonqualified stock options will be granted with an option price equal to the fair market value of the shares of common stock at the date of grant. Incentive stock options must be granted at not less than the fair market value of the shares of common stock at the date of grant.

    SARs are rights granted to Participants to receive shares of common stock and/or cash in an amount equal to the excess of (i) the fair market value of the shares of common stock on the date the SARs are exercised over (ii) the fair market value of the shares of common stock on the date the SARs were granted or, at the discretion of the Compensation and Stock Option Committee of the Board of Directors, the date the option was granted, if granted in tandem with an option granted on a different date.

    Restricted stock awards are rights granted to an employee to receive shares of common stock without payment but subject to forfeiture and other restrictions as set forth in the Plan. Generally, the restricted stock awarded, and the right to vote such stock or to receive dividends thereon, may not be sold, exchanged or otherwise disposed of during the restricted period. The Compensation and Stock Option Committee of the Board of Directors, in its discretion, will determine the restrictions and the forfeiture provisions applicable to restricted stock awards. The Plan provides that, at the discretion of the Compensation and Stock Option Committee of the Board of Directors, the Company may pay cash to Participants to insure that the Participant will receive the common stock net of all taxes imposed on such Participant related to the receipt of common stock and cash payments under the Plan. During 1991, restricted stock awards for 72,500 shares of common stock were granted under the Plan to key employees effective January 1, 1992. These awards are fully vested at December 31, 1995. In 1993, 100,000 shares of restricted common stock were granted to an officer of the Company. This award vests ratably over a five-year period. As of December 31, 1995, 40,000 shares of this award were vested.

    The Plan is administered by the Compensation and Stock Option Committee which will determine the participants to whom awards will be granted, the provisions applicable to each award and the time periods during which the awards may be exercised. Each option and SAR granted under the Plan may be exercisable for a term of not more than ten years after the date of grant. Incentive stock options and SARs granted in tandem with incentive stock options may only be exercised when the fair market value of common stock is greater than the option price. Certain other restrictions apply in connection with the timing of exercise. In the event of a change of control (as defined in the Plan), the date on which all SARs and options outstanding under the Plan may first be exercised is accelerated, and restrictions on restricted stock awards lapse. Generally, all SARs and options terminate 90 days after a change of control.

  1991 NON-EMPLOYEE DIRECTORS' OPTION PLAN

    The 1991 Non-Employee Directors' Option Plan of the Company (the "Directors' Plan") was also adopted in November 1991. The Directors' Plan provides for the granting of stock options at the Company's initial public offering price to persons who, on the consummation of the Company's initial public offering, were members of the Board of Directors and who are not employees of the Company or its subsidiaries ("Non-Employee Directors"), and thereafter, options are granted at fair market value to persons who become members of the Board of Directors after the Company's initial public offering and who are not employees of the Company or its subsidiaries at the time they become members of the Board of Directors. Each of the Non-Employee Directors received, or will receive, an option, for ten years, to purchase 25,000 shares of common stock that vests over three years. Administration, the term of the Directors' Plan and change of control features for the Directors' Plan are consistent with the above described Plan.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

    At December 31, 1995, 35,000 shares were reserved for future grant under the Plan and the Directors' Plan. A summary of shares granted, canceled and exercisable (excluding restricted stock grants of 172,500) are as follows:

                                                                NUMBER OF     OPTION PRICE
                                                                  SHARES        PER SHARE
                                                                ----------  -----------------
Outstanding at December 31, 1992..............................     845,000    $11.75 - $14.50
  Granted.....................................................     188,000    $12.38 - $12.75
  Canceled....................................................      (9,000)            $14.50
                                                                ----------
Outstanding at December 31, 1993..............................   1,024,000    $11.75 - $14.50
  Granted.....................................................      58,000    $ 8.06 - $12.88
  Canceled....................................................     (53,000)   $12.00 - $14.50
                                                                ----------
Outstanding at December 31, 1994..............................   1,029,000    $ 8.06 - $14.50
  Granted.....................................................      30,000              $7.88
  Canceled....................................................     (16,500)   $12.00 - $14.50
  Exercised...................................................     (50,000)            $11.75
                                                                ----------
Outstanding at December 31, 1995..............................     992,500    $ 7.88 - $14.50
                                                                ----------  -----------------
                                                                ----------  -----------------
Exercisable at December 31, 1995..............................     871,320    $ 8.06 - $14.50
                                                                ----------  -----------------
                                                                ----------  -----------------

  1992 RESTRICTED STOCK PERFORMANCE PLAN

    On  November 3,  1992, the  Company's Board  of Directors  adopted the Bally
Gaming International, Inc. 1992 Restricted Stock Performance Plan (the "Performance Plan"). The purpose of the Performance Plan is to benefit the Company through increased incentive on the part of key employees, officers, directors and consultants of the Company and its subsidiaries by permitting the Company to make awards of Restricted Stock and/or Performance Units comprised of stock and cash to such persons based upon specific performance objectives. Up to 600,000 shares of the Company's common stock have been reserved under this plan. In February 1993, 200,000 Performance Units were granted in connection with an employment agreement entered into by the Company with its Chairman of the Board and Chief Executive Officer. In May 1993, 200,000 Performance Units were granted in connection with an employment agreement entered into by the Company and Bally Gaming, Inc. with its new President. In December 1993, an additional 120,000 Performance Units were granted to other members of senior management of the Company, of which 40,000 units were canceled during the year ended December 31, 1994.

    Under the terms of the award agreements as amended June 8, 1994, the Performance Units will vest if either (i) the cumulative annual growth rate for any three consecutive years during the Performance Period (as defined in the Performance Plan) is at least 35% (the "EPS Growth Target") or (ii) the fair market value of the Common Stock (as determined based on the market price of the Common Stock) equals or exceeds $40 per share for at least twenty of thirty consecutive trading days (the "Market Price Target") or (iii) under certain circumstances following a change in control or (iv) the Company enters into a business combination or (v) the Company obtains a capital infusion of at least $30,000,000 provided however if (i) the Company's earnings per share growth in any consecutive three years during the Performance Period (as defined in the Performance Plan) is at least 85% of the EPS Growth Target, at least 70% of the Performance Units will vest, or (ii) the Company's stock price at any time in the Performance Period (as defined in the Performance Plan) is at least 85% of the Market Price Target, at least 70% of the Performance Units will vest. Each Performance Unit is equal in value to one share of the Company's Common Stock, plus an additional amount in cash equal to fifty percent (50%) of the value of one share of Common Stock, based on the fair market value of the Common Stock at the date the award vests. Payments are to be made in common stock and/or cash as determined by the Compensation Committee. No accruals have been recorded in the Company's financial statements as of December 31, 1995 as such performance objectives have not yet begun to be met.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

  1994 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

    The 1994 Stock Option Plan for Non-Employee Directors (the "1994 Directors' Plan") was adopted in April 1994 and provides for the granting of stock options of the Company's Common Stock exercisable at fair market value to Non-Employee Directors. Each of the Non-Employee Directors received an option, for ten years, to purchase 25,000 shares of Common Stock that vests over three years. The option price was $12.875. The 1994 Directors' Plan has change in control features similar to those contained in the 1991 Directors' Plan. 250,000 shares of the Company's Common Stock were reserved for future issuance under the 1994 Directors' Plan. At December 31, 1995, 125,000 shares had been granted of which 33,333 shares were exercisable, 25,000 had been canceled and none had previously been exercised.

  STOCK PERFORMANCE RIGHTS ("SPRS")

    Stock Performance Rights ("SPRs") are rights granted to individuals to receive cash in an amount equal to the excess of (i) the fair market value of the shares of common stock on the date the SPRs are exercised over (ii) the fair market value of the shares of common stock on the date the SPRs were granted.

    In 1993, 100,000 SPRs were granted to an officer of the Company at a fair market value on date of grant of $11.625 in connection with the signing of a five-year employment agreement. These SPRs vest ratably over the term of the employment agreement and become exercisable at the end of each vesting period. As of December 31, 1995, 40,000 of the SPRs were exercisable, and none had been previously exercised.

  WARRANTS

    The Company issued warrants to the underwriters of the initial public offering of the Company's common stock to purchase an aggregate of 300,000 shares of its common stock. The warrants are exercisable during a four-year period ending November 11, 1996 at an exercise price of $15 per share. For the year ended December 31, 1993, 2,000 warrants were exercised and no other warrants have since been exercised.

    In 1993, the Company issued warrants to purchase 1.2 million shares of its common stock at $12.50 per share in connection with the private placement of the Senior Secured Notes. These warrants are currently exercisable and expire on July 29, 1998. At December 31, 1995 none of these warrants were exercised. See "Long-term Debt and Lines of Credit."

  COMMON STOCK RESERVED FOR FUTURE ISSUANCE

    At December 31, 1995 shares of the Company's Common Stock were reserved for future issuance as follows:

Warrants related to the 10 3/8% Senior Secured Notes.............  1,200,000
1991 Incentive Plan and Directors' Plan..........................  1,200,000
1992 Restricted Stock Performance Plan...........................    600,000
1994 Stock Option Plan for Non-Employee Directors................    250,000
Warrants to underwriters.........................................    298,000
                                                                   ---------
                                                                   3,548,000
                                                                   ---------
                                                                   ---------

OTHER REVENUES

    Other revenues for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1993       1994       1995
                                                                   ---------  ---------  ---------
Interest.........................................................  $   3,795  $   3,538  $   3,615
Currency transaction gain (loss).................................       (245)       (30)       (53)
Other............................................................        586      1,366      1,279
                                                                   ---------  ---------  ---------
                                                                   $   4,136  $   4,874  $   4,841
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

UNUSUAL CHARGES

    During the year ended December 31, 1995, the Company incurred approximately $4.0 million in legal, accounting, investment banking, public and investor relations and printing costs in connection with a merger agreement with WMS Industries, Inc., which has been terminated, Alliance's tender offer and consent solicitation and the pending Alliance Merger. All of these costs have been expensed as incurred. Such costs will continue to be incurred in 1996.

    During the fourth quarter of 1995, Vertriebs recorded a non-recurring charge of $.8 million to writedown to net realizable value a building to be sold. The provision was based on a strategic decision to sell the building as Wulff's other distribution offices adequately covered the geographic region that would have been served by this facility.

    During 1995, Wulff increased the amount of value added tax reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company has accrued the liability as, based on current developments, the Company's estimate of the ultimate outcome and its experience in contesting these matters, it is probable that a liability has been incurred and a range of costs can be reasonably estimated. As the scope of the liability is better determined, there could be changes in the estimate of the ultimate liability. Management believes that the preliminary proposed adjustments are without merit and the ultimate results of the audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

INCOME TAXES

    Effective January 1, 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for temporary differences and net operating loss ("NOL") and tax credit carryforwards. Under SFAS No. 109, deferred income taxes are established based on enacted tax rates expected to be in effect when temporary differences are scheduled to reverse and NOL and tax credit carryforwards are expected to be utilized. The cumulative effect of the adoption of SFAS No. 109 had an immaterial effect on net income for the year ended December 31, 1993.

    The provision (credit) for foreign and domestic income taxes for the years ended December 31, 1993, 1994 and 1995 was as follows:

                                                                      YEARS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1993       1994       1995
                                                                   ---------  ---------  ---------
FEDERAL:
  Current........................................................  $     476  $     220  $     260
  Deferred.......................................................     --         --         --
                                                                   ---------  ---------  ---------
                                                                         476        220        260
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------
FOREIGN:
  Current........................................................      3,603      2,896      4,586
  Deferred.......................................................        163       (296)        58
                                                                   ---------  ---------  ---------
                                                                       3,766      2,600      4,644
                                                                   ---------  ---------  ---------
Total provisions for income taxes................................  $   4,242  $   2,820  $   4,904
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

    The major components of the net deferred tax asset as of December 31, 1994, and 1995 were as follows:

                                                                          AS OF DECEMBER 31,
                                                                        ----------------------
                                                                           1994        1995
                                                                        ----------  ----------
Property, plant and equipment.........................................  $    1,075  $    1,193
Other.................................................................         131      --
                                                                        ----------  ----------
    Total deferred tax liabilities....................................       1,206       1,193
                                                                        ----------  ----------
Bad debt reserves.....................................................       4,933       5,876
Inventory reserves....................................................       5,527       4,736
Wulff corporate reorganization........................................         235         366
Net operating loss carryforwards......................................      --             391
Foreign tax credit carryforwards......................................       8,382      12,955
AMT tax credit carryforwards..........................................         384         570
Intangibles...........................................................       2,432         909
Accrued liabilities...................................................       1,201         562
Deferred compensation.................................................         696         476
Other.................................................................          31         500
                                                                        ----------  ----------
    Total deferred tax assets.........................................      23,821      27,341
                                                                        ----------  ----------
Valuation allowance...................................................     (21,460)    (24,667)
                                                                        ----------  ----------
    Net deferred tax assets...........................................  $    1,155  $    1,481
                                                                        ----------  ----------
                                                                        ----------  ----------

    At December 31, 1994 and 1995, net deferred tax assets resulted from German net operating loss carryforwards and, inventory and intangible assets book/tax basis differences. At December 31, 1995 the Company has foreign tax credit carryforwards of approximately $13.0 million and alternative minimum tax ("AMT") credit carryforwards of approximately $.6 million. Foreign tax credits are available to offset future taxes due in the U.S. on future foreign taxable income and expire between 1997 and 2001 unless utilized prior to such time. AMT credits are available to be carried forward indefinitely and may be utilized against regular U.S. corporate income tax to the extent it does not exceed tax computed under AMT calculations.

    The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                                     YEARS ENDED DECEMBER 31,
                                                                  -------------------------------
                                                                    1993       1994       1995
                                                                  ---------  ---------  ---------
Taxes at federal statutory rate.................................  $  (7,806) $   2,248  $     529
Losses with no current tax benefit..............................     11,528     --         --
Federal alternative minimum tax.................................        143        200        200
Foreign earnings at other than U.S. statutory rate..............        238         (2)     3,529
Foreign withholding on dividends................................        333        353        450
Other...........................................................         34         21        196
Impact of SFAS 109 adoption.....................................       (228)    --         --
                                                                  ---------  ---------  ---------
                                                                  $   4,242  $   2,820  $   4,904
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

RELATED PARTY TRANSACTIONS

    In connection with the Company's initial public offering, BEC granted restricted stock awards for shares of the Company's common stock owned by BEC to certain senior executives of the Company. These restricted stock awards represent compensation from the Company equal to the fair market value of the

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
shares on the date of the awards and are recorded as unearned compensation and a
capital   contribution  in  the   accompanying  financial  statements.  Unearned
compensation is charged to operations over the vesting periods of the awards.

    In connection with the Company's initial public offering, the Company and BEC entered into an intercorporate agreement which was amended in July 1992, and again in January 1993, which provided, among other things, that BEC would perform certain accounting, tax, treasury, legal, data processing, employee benefits and other services which the Company reasonably requests, and that the Company would reimburse BEC for the reasonable cost of all services rendered, including salaries and expenses of BEC's employees while they are rendering such services. Charges by BEC to the Company under the intercorporate agreement for the years ended December 31, 1993, 1994 and 1995 were $295,000, $90,000 and none, respectively.

    The Company participated in BEC's insurance program for general liability and directors' and officers' liability coverage through June 1993. Under these programs, insurance expenses were charged to the Company based on claims experience and for reimbursements of premium payments made by BEC. Insurance expense charged to the Company was $281,000, none, and none for the years ended December 31, 1993, 1994 and 1995, respectively.

    The Company had a long-term income tax receivable from BEC totaling $1,971,000 at December 31, 1992. As part of an amendment to the intercorporate agreement between the Company and BEC, which was entered into in January 1993, the income tax receivable of $1,971,000 was exchanged for certain assets previously owned by BEC but managed by the Company, a reduction in the period from six years to three years of certain non-competition restrictions previously imposed on the Company by BEC and settlement of certain other intercompany service arrangements with BEC. This transaction resulted in an increase to intangible assets of approximately $1,515,000 which is being amortized over a six-year period.

    Waters, McPherson, McNeill, P.C., a law firm of which Mr. McPherson, a director of the Company, is Senior Lawyer and Chairman, provides legal services to the Company, primarily relating to litigation involving the Company's former distributor in Louisiana. As of December 31, 1994 and 1995, the Company was indebted to the firm for approximately $200,000 and $480,000, respectively, for legal services rendered. During the years ended December 31, 1993, 1994 and 1995, Waters, McPherson, McNeill, P.C. billed the Company approximately $1.0 million, $1.3 million and $1.5 million, respectively, for legal services provided to the Company.

EMPLOYEE BENEFIT PLANS

    Until February 28, 1994 the Company participated in BEC's defined contribution plans which covered certain full-time employees and which were considered part of the Company's overall retirement program. Effective March 1, 1994, the Company ceased its participation in BEC's defined contribution plans and formed its own plan. This program consists of a savings plan to which employees may contribute a percentage of their compensation. Employee contributions to the savings plan, up to certain limits, may be matched by the Company. The Company's contribution accrued for the savings plan for the years ended December 31, 1993, 1994 and 1995 was approximately $91,000, $120,000 and $140,000, respectively.

COMMITMENTS AND CONTINGENCIES

    The Company is obligated under several patent agreements to pay royalties ranging from approximately $50 to $200 per game depending on the components in the gaming machines. Additionally, based on an amendment to the trademark licensing agreement between the Company and BEC dated March 31, 1995, the Company is obligated to pay a royalty on new machines sold of $25 to $30 per machine beginning on March 31, 1995 with a minimum annual royalty payment of $500,000 for the initial five-year term of the amended agreement, which is subject to annual renewals thereafter. Royalty expense for the years ended December 31, 1993, 1994 and 1995 was $1.1 million, $2.9 million and $3.0 million, respectively.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

    The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum lease payments at December 31, 1995 under operating leases that have initial or remaining lease terms in excess of one year are as follows:

1996...............................................................  $   3,136
1997...............................................................      2,753
1998...............................................................      1,754
1999...............................................................      1,361
2000...............................................................      1,121
Thereafter.........................................................      1,844
                                                                     ---------
                                                                     $  11,969
                                                                     ---------
                                                                     ---------

    Rent expense for the years ended December 31, 1993, 1994 and 1995 was $2.6 million, $2.7 million and $3.6 million, respectively.

    The Company has entered into employment contracts with several of its executives. These contracts are for periods ranging from one to five years and require certain minimum annual payments. Future minimum annual payments under these contracts are as follows:

1996................................................................  $   3,573
1997................................................................      2,299
1998................................................................      1,700
                                                                      ---------
                                                                      $   7,572
                                                                      ---------
                                                                      ---------

    In conjunction with sales by Gaming, with recourse to Gaming and/or the Company, of certain trade receivables to third parties, Gaming and/or the Company have guaranteed amounts due from various customers of approximately $18.2 million at December 31, 1995. A charge was recognized as a result of these sales of receivables which aggregated approximately $.5 million, $1.0 million and $.1 million during 1993, 1994 and 1995, respectively. It is possible that one or more of Gaming's customers whose obligation has been guaranteed by Gaming may be unable to make payments as such become due. In this case Gaming may become responsible for repayment of at least a portion of such amounts over the term of the receivables. At December 31, 1995, amounts due from one customer under three contracts totaling $3.5 million were past due and these amounts and subsequent installments have not been paid. In general, under the terms of these contracts, the Company may be responsible for monthly payments of the outstanding obligations. The third party holder of these contracts has not yet asserted demands under these contracts although such demands may be imminent. The Company intends to pursue a restructuring of the contracts although no assurance can be given that such a restructuring would be successfully negotiated. The outcome of this issue is not anticipated to have a material effect on the financial position, results of operations or cash flows of the Company. A provision for doubtful accounts of approximately $3.5 million and $6.3 million on all receivables with recourse is included in the Company's allowance for doubtful accounts at December 31, 1994 and 1995, respectively.

    On or about June 19, 1995, three purported class actions were filed in the Chancery Court of Delaware by Company's stockholders against the Company and its directors (the "Fiorella, Cignetti and Neuman Actions"). The Fiorella and Neuman Actions, in identical complaints alleged that the Company's directors had breached their fiduciary duties of good faith, fair dealing, loyalty and candor by approving the Merger Agreement with WMS ("WMS Merger") instead of the unsolicited tender offer transaction proposed by Alliance ("Alliance Proposal"), by not properly exposing the Company for sale, and by failing to take all reasonable steps to maximize stockholder value. These actions sought injunctions to prevent the Company from proceeding with, consummating or closing the WMS Merger, and to rescind it should it be consummated, as well as compensatory damages. The Cignetti Action made similar allegations, and also alleged that

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
the Company had in place a shareholders' right plan, commonly know as a "poison pill." The Cignetti Action sought an injunction requiring the Company to negotiate with all bona fide parties or other potential acquirees or to conduct an unencumbered market check in a manner designed to maximize shareholder value, and preventing the Company from implementing any unlawful barriers to the acquisition of the Company by any third party or taking other actions that would lessen its attractiveness as an acquisition candidate. The Cignetti Action also specifically requested an injunction barring triggering of the Company's alleged "poison pill" until full consideration was given to the Alliance Proposal (subsequently superseded by the execution of the Merger Agreement with Alliance), and sought compensatory damages.

    Also on or about June 19, 1995, a purported class action was filed in the Delaware Court of Chancery by a Company stockholder against the Company and its directors and Alliance (the "Strougo Action"). The Strougo Action alleged that the Alliance Proposal (subsequently superseded by the execution of the Alliance Merger Agreement) to acquire the Company stock was at a grossly unfair and inadequate price; that the Company's directors had breached their fiduciary duties by failing seriously to consider potential purchasers for the Company other than Alliance; and that the transaction proposed by Alliance was wrongful, unfair and harmful to the Company's public stockholders. The Strougo Action sought a declaration that defendants had breached their fiduciary duties; an injunction preventing the consummation of the Alliance transaction or requiring its rescission; an order requiring defendants to permit a stockholders' committee to participate in any process undertaken in connection with the sale of the Company; and compensatory damages.

    On or about July 6, 1995, the plaintiffs in the Fiorella, Cignetti, Neuman Actions and the Strougo Action (collectively, the "Stockholder Plaintiffs") filed with the Court a motion to consolidate the four actions.

    On or about July 27, 1995, certain of the Stockholder Plaintiffs filed an amended complaint (the "Amended Fiorella Action") that adopted certain allegations concerning self-dealing by the Company's directors in connection with the WMS Merger; added a claim relating to the Company's alleged failure to hold an annual meeting as required and added WMS as defendant. The Amended Fiorella Action also alleged that the Company intended, in violation of Delaware law, to sell Wulff without first seeking stockholder approval of the sale. The action sought an order enjoining defendants from proceeding with, consummating or closing the WMS Merger, or rescinding it if it closed; preventing the sale of Wulff without prior stockholder approval; declaring invalid the Company's agreement to pay WMS a fee if the WMS Merger is terminated by the Company in certain circumstances; compelling an auction of the Company and the provision of due diligence to Alliance; scheduling an immediate meeting of the Company stockholders; and awarding compensatory damages. The Company believes these lawsuits to be without merit and intends to vigorously defend these actions.

    On October 23, 1995, WMS instituted a suit in New York State Court against the Company for the Company's failure to pay $4.8 million upon termination of the WMS Merger. The Company believes this lawsuit to be without merit and intends to vigorously defend this action. On November 22, 1995, the Company answered the complaint and brought counterclaims against WMS alleging that WMS repudiated and breached the WMS Merger by, among other things, failing to act in good faith toward the consummation of the WMS Merger, advising the Company that it would not perform as agreed but would impose new conditions on the WMS Merger, acting in excess of its authority and undermining the ability of the Company to perform the WMS Merger. On February 8, 1996 WMS moved for summary judgement. The Company's response to that action is presently due on March 15, 1996. Pursuant to the Merger Agreement, Alliance has agreed to indemnify the directors and officers of the Company in certain circumstances.

    In June 1995, BEC asserted that a certain agreement between BEC and the Company (the "Non-compete Agreement") prohibits the use by the Company of the tradename "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1999. The Company believes such a claim is entirely without merit since the restriction referred

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
to expired on January 8, 1996 and in any event does not relate to the use of the "Bally" tradename, which is covered by the License Agreement. The restriction in the Non-compete Agreement will not have any impact on the combined company after the Merger since the effective time of the Alliance Merger contemplates a closing of the Alliance Merger after the restriction in the Non-compete Agreement lapses. BEC has not reasserted this position since it was informed by the Company in July 1995 that the restriction lapses on January 8, 1996. Consequently, the Company believes BEC has determined not to contest the Company's position.

    On February 16, 1996, the Company received notice from BEC alleging that the Company has violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. ("Marine Midland"), the lender which provides Bally Gaming, Inc.'s revolving line of credit, a security interest in general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. The Company does not believe that it has violated the terms of the License Agreement and the Company will defend its position against BEC's claims.

    BEC has also asserted that its permission is required for use of the "Bally" tradename by any entity other than the Company and that a merger between the Company and another company would violate the terms of the License Agreement. The Company has denied these claims and believes that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of such License Agreement. The Company believes that no breach of such License Agreement is caused by the Alliance Merger and use of the "Bally" tradename by the surviving corporation. In a letter dated November 9, 1995, BEC reasserted its position. On November 20, 1995, Alliance, the Alliance Merger Subsidiary and the Company commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against the Company, Bally Gaming, Inc., Alliance and the Alliance Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" tradename (the "BEC Action"). The BEC Action alleges that the Company's continued use of the tradename after the Alliance Merger will (1) constitute a prohibited assignment of the Company's rights to use the tradename and (2) exceed the scope of the license granted to the Company because the Company will be under the control of Alliance. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995 BEC filed a motion to dismiss, transfer to New Jersey or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995, BEC filed a motion for a preliminary injunction in the BEC Action. At a hearing on January 17, 1996, the court declined to issue a preliminary injunction, but held BEC's motion in abeyance pending the defendant's motion to dismiss and for summary judgment, which defendants had filed on December 26, 1995. After a second hearing on February 20, 1996 the court stated it would attempt to rule on both motions in fourteen days. The Company, Bally Gaming Inc., Alliance and the Alliance Merger Subsidiary intend to vigorously defend their position in these actions.

    In 1994, after an intensive federal investigation of Gaming's former distributor, eighteen individuals were indicted on charges of racketeering and fraud against Gaming and the Louisiana regulatory system. Among those indicted were the former distributor's stockholders, directors, employees and others alleged to be associated with organized crime. Fifteen entered pleas of guilty before trial and the remaining three were convicted in October 1995. Gaming was never a subject or target of the federal investigation.

    Prior to the conclusion of the federal case, the Company's activities with regard to its former VLT distributor in Louisiana were the subject of inquiries by gaming regulators and a report by the New Jersey Division of Gaming Enforcement ("DGE") dated August 24, 1995. The New Jersey Casino Control Commission ("CCC") has indicated that it may hold a hearing on the matter, but no date has been set at this time.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)
The New Jersey report makes no specific recommendations for action by the CCC. The gaming authorities in Ontario, Canada, who have investigated the matters, have issued a gaming registration to the Company's subsidiary Bally Gaming, Inc. on February 8, 1996.

    The DGE's report is similar in many respects to one prepared by the President of the Louisiana Economic Development and Gaming Corporation ("LEDGC") in January 1995. Hearings on that report were held in January 1995 and on February 7, 1995 the Board of Directors of the LEDGC found all of the allegations in its President's report to be without merit and granted a license to the Company and has announced that it will continue to monitor the Company's conduct in light of any further information disclosed as a result of the trial of the eighteen defendants (all of whom have now plead, or been found, guilty) and other regulatory proceedings. In November 1995, the operator of the land based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the LEDGC regulatory operations and, shortly thereafter, the Attorney General of Louisiana took control of the agency and effectively closed its operations. LEDGC's President and employees were dismissed. The foregoing occurred prior to the completion of review of the Company's pending application.

    The Company believes that the information contained in the DGE's report does not differ in any material respect from the prior report to the LEDGC the conclusions of which were found to be without merit in February 1995. An adverse determination by a gaming regulator in any jurisdiction could result in the loss of the Company's ability to do business in that jurisdiction. Further regulatory scrutiny in other jurisdictions would be likely to follow. The Company would appeal any adverse finding, as was the case when the Company successfully appealed the LEDGC President's decision in January 1995.

    On September 25, 1995, the Company was named as defendant in a class action lawsuit filed in the United States District Court, District of Nevada, by Larry Schreier on behalf of himself and all others similarly situated (the "plaintiffs"). The plaintiffs filed suit against the Company and approximately 45 other defendants (each a "defendant," and collectively the "defendants"). Each defendant is involved in the gaming business as either a gaming machine manufacturer, distributor, or casino operator. The class action lawsuit arises out of alleged fraudulent marketing and operation of casino video poker machines and electronic slot machines. The plaintiffs allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people in playing their gaming machines based on a false belief concerning how those machines actually operate as well as the extent to which there is actually an opportunity to win on any given play. The plaintiffs allege that the defendants' actions constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and give rise to claims of common law fraud and unjust enrichment. The plaintiffs are seeking monetary damages in excess of one billion dollars, and are asking that any damage awards be trebled under applicable federal law. The Company believes the plaintiffs' lawsuit to be without merit and intends to vigorously defend these actions.

    While the ultimate results of the matters described above are not presently known, management does not expect that the results will have a material adverse effect on the Company's results of operations, financial position or cash flows.

    The Company and its subsidiaries are from time to time also subject to litigation incidental to the conduct of their business. The Company believes that the results of such litigation and other pending legal proceedings will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

CONCENTRATION OF CREDIT RISK

    The  financial  instruments   that  potentially  subject   the  Company   to
concentrations of credit risk consist principally of accounts and notes receivable and customer obligations guaranteed by the Company.

                        BALLY GAMING INTERNATIONAL, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

    Product sales and the resulting receivables are concentrated in specific legalized gaming regions. The Company also distributes its products through third party distributors resulting in distributor receivables. At December 31, 1995 net accounts and notes receivable, including obligations of various customers which are guaranteed by the Company, by region as a percentage to total net receivables are as follows:

                                                                                                 AS OF DECEMBER 31, 1995
                                                                                            ---------------------------------
                                                                                            WULFF   GAMING   SYSTEMS   TOTAL
                                                                                            -----   ------   -------   ------
Germany...................................................................................  47.0%     --%      --%      47.0%
Mississippi Riverboats....................................................................   --      9.5      --         9.5
Other Riverboat Casinos...................................................................   --      1.3      --         1.3
Nevada....................................................................................   --     15.0      1.8       16.8
Atlantic City.............................................................................   --      2.0      2.0        4.0
International.............................................................................   --      8.0      1.6        9.6
Louisiana.................................................................................   --      1.6       .1        1.7
New Mexico Indian Casinos.................................................................   --      5.6       .2        5.8
Other Indian Casinos......................................................................   --      1.8       .3        2.1
Others individually less than 5%..........................................................   --      2.2      --         2.2
                                                                                                               --
                                                                                            -----   ------             ------
                                                                                            47.0%   47.0%     6.0%     100.0%
                                                                                                               --
                                                                                                               --
                                                                                            -----   ------             ------
                                                                                            -----   ------             ------

    Gaming's receivables and customer obligations guaranteed by Gaming and/or the Company, from riverboat casinos and casinos on Indian land generally represent sales to recently opened casinos and, in many cases, new customers to Gaming. Approximately 43% of the accounts and notes receivable and customer obligations guaranteed by the Company at December 31, 1995 relate to these emerging markets including approximately 25% to three customers operating in Mississippi. Receivables and customer obligations guaranteed by the Company from emerging market customers contain increased risk factors compared to receivables at Wulff or other traditional markets for Gaming.

    In early 1995, the Governor of the State of New Mexico signed compacts with certain Indian tribes to permit casino gaming on tribal lands in New Mexico. These compacts went through appropriate federal approval processes and a number of casinos began operating. In July 1995 the Supreme Court of New Mexico found that the Governor did not have proper authority to sign the compacts. The Indian tribes have filed a lawsuit in federal court to seek resolution to this issue. Gaming and Systems had sold product to the Indian tribes prior to this ruling. At December 31, 1995, the Company has $5.5 million in accounts and notes receivable from an operator of two casinos for two different Indian tribes including $2.1 million of trade receivables sold to a third party with recourse to Gaming. This operator is currently four months ahead on payments. No provision for doubtful accounts for this customer has been included in the accompanying financial statements at December 31, 1995. Management believes the receivable is properly valued at December 31, 1995. As events change during 1996 management will reevaluate its estimate of the realizability of the receivable.

CONSOLIDATING FINANCIAL STATEMENTS

    The following consolidating financial statements are presented to provide information regarding Bally Gaming, Inc., as guarantor of the Senior Secured Notes, and Bally Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH, because substantially all of the common stock of these entities is pledged as collateral for the Senior Secured Notes. The results herein are presented by each legal entity rather than by business segment as presented elsewhere in these financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. Such business segment information of Bally Gaming, Inc., Automaten and Vertriebs includes an allocation of parent company revenues and expenses whereas the following consolidating financial statements do not reflect these allocations to the subsidiaries. The notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

                        BALLY GAMING INTERNATIONAL, INC.

                          CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                            BALLY       BALLY      BALLY              CONSOLIDATING    BALLY GAMING
                                            WULFF       WULFF     GAMING,               AND OTHER     INTERNATIONAL,
                                          AUTOMATEN   VERTRIEBS     INC.     PARENT    ADJUSTMENTS         INC.
                                          ---------   ---------   --------  --------  -------------   --------------
                 ASSETS
Current assets:
  Cash and cash equivalents.............   $ 1,362     $ 7,487    $   355   $  --       $ --             $  9,204
  Accounts and notes receivable, net of
   allowance for doubtful accounts of
   $19, $5,659 and $6,604 for Automaten,
   Vertriebs and Gaming.................     2,813      46,342     38,773      2,903       (6,199)         84,632
  Inventories, net:
    Raw materials and work-in-process...     5,063       --        16,019      --         --               21,082
    Finished goods......................     2,442       9,413     17,599      --          (1,077)         28,377
                                          ---------   ---------   --------  --------  -------------   --------------
                                             7,505       9,413     33,618      --          (1,077)         49,459
  Other current assets..................     1,446       2,957        650        196         (175)          5,074
                                          ---------   ---------   --------  --------  -------------   --------------
      Total current assets..............    13,126      66,199     73,396      3,099       (7,451)        148,369
Long-term notes receivables, net of
 allowance for doubtful accounts of $35
 and $8,163 for Vertriebs and Gaming....     --          1,186      4,372      --         --                5,558
Long-term receivables from affiliate....    23,314       --         --        29,014      (52,328)        --
Property, plant and equipment, at cost:
  Land..................................     --            332      1,025      --         --                1,357
  Buildings and leasehold
   improvements.........................     1,648       7,705      9,909      --         --               19,262
  Machinery and equipment...............    11,174       7,072      8,390      --         --               26,636
  Furniture, fixtures and equipment.....       828       2,181      5,335      --          (2,269)          6,075
  Less accumulated depreciation.........   (11,615)     (5,978)   (11,844 )    --             465         (28,972)
                                          ---------   ---------   --------  --------  -------------   --------------
      Property, plant and equipment,
       net..............................     2,035      11,312     12,815      --          (1,804)         24,358
Intangible assets, less accumulated
 amortization of $197, $11,131, $69 and
 $1,212 for Automaten, Vertriebs, Gaming
 and Parent.............................     --          5,773        181      5,456      --               11,410
Investment in subsidiaries..............     --          --         --        90,766      (90,766)        --
Other assets............................       337         586        113      1,511      --                2,547
                                          ---------   ---------   --------  --------  -------------   --------------
                                           $38,812     $85,056    $90,877   $129,846    $(152,349)       $192,242
                                          ---------   ---------   --------  --------  -------------   --------------
                                          ---------   ---------   --------  --------  -------------   --------------

  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................   $   411     $ 4,064    $18,880   $    891    $  (4,974)       $ 19,272
  Accrued liabilities and other
   payables:
    Compensation and benefit related
     liabilities........................     2,287         612      2,433        630      --                5,962
    Interest............................     --          --         --         1,890      --                1,890
    Other...............................     1,461       4,065      4,495        186         (734)          9,473
                                          ---------   ---------   --------  --------  -------------   --------------
                                             3,748       4,677      6,928      2,706         (734)         17,325
  Current maturities of long-term
   debt.................................     --         13,756      1,350        894      --               16,000
                                          ---------   ---------   --------  --------  -------------   --------------
      Total current liabilities.........     4,159      22,497     27,158      4,491       (5,708)         52,597
Long-term payables to affiliate.........     --         26,741     29,014      --         (55,755)        --
10 3/8% Senior Secured Notes due 1998,
 net of unamortized discount of $458....     --          --         --        39,542      --               39,542
Other long-term debt, less current
 maturities.............................     --          5,006      7,927      1,287      --               14,220
Commitments and contingencies
Stockholders' equity:
  Preferred stock.......................     --          --         --         --         --              --
  Common stock..........................     2,638      15,142      --           107      (17,780)            107
  Additional paid-in-capital............    19,191       6,455     34,596     73,852      (66,336)         67,758
  Retained earnings (accumulated
   deficit).............................     6,199       1,433     (7,818 )   11,550       (6,129)          5,235
  Cumulative translation adjustments....     6,625       7,782      --          (206)        (641)         13,560
  Unearned compensation.................     --          --         --          (777)     --                 (777)
                                          ---------   ---------   --------  --------  -------------   --------------
    Total stockholders' equity..........    34,653      30,812     26,778     84,526      (90,886)         85,883
                                          ---------   ---------   --------  --------  -------------   --------------
                                           $38,812     $85,056    $90,877   $129,846    $(152,349)       $192,242
                                          ---------   ---------   --------  --------  -------------   --------------
                                          ---------   ---------   --------  --------  -------------   --------------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                                                   BALLY
                                                   BALLY        BALLY       BALLY               CONSOLIDATING     GAMING
                                                   WULFF        WULFF      GAMING,                AND OTHER    INTERNATIONAL,
                                                 AUTOMATEN    VERTRIEBS     INC.      PARENT     ADJUSTMENTS       INC.
                                                -----------  -----------  ---------  ---------  -------------  -------------
                    ASSETS
Current assets:
  Cash and cash equivalents...................   $   1,353    $   3,240   $     933  $  --       $   --          $   5,526
  Accounts and notes receivable, net of
   allowance for doubtful accounts of $19,
   $7,201, and $9,061 for Automaten, Vertriebs
   and Gaming.................................       1,804       51,110      38,948      4,772        (9,458)       87,176
Inventories, net:
  Raw materials and work-in-process...........       4,974       --          11,092     --           --             16,066
  Finished goods..............................       3,548       12,340      21,020     --            (1,383)       35,525
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                     8,522       12,340      32,112     --            (1,383)       51,591
  Other current assets........................       1,236        1,443         651        560            93         3,983
                                                -----------  -----------  ---------  ---------  -------------  -------------
    Total current assets......................      12,915       68,133      72,644      5,332       (10,748)      148,276
Long-term notes receivables, net of allowance
 for doubtful accounts of $48 and $7,821 for
 Vertriebs and Gaming.........................      --            1,654       8,327     --           --              9,981
Long-term receivables from affiliate..........      23,208       --          --         28,380       (51,588)       --
Property, plant and equipment, at cost:
  Land........................................      --              332       1,025     --           --              1,357
  Buildings and leasehold improvements........       1,571        8,375       9,925     --           --             19,871
  Machinery and equipment.....................      11,913        9,617       8,798     --           --             30,328
  Furniture, fixtures and equipment...........         812        2,520       5,909     --            (3,079)        6,162
  Less accumulated depreciation...............     (12,964)      (8,787)    (13,587)    --               864       (34,474)
                                                -----------  -----------  ---------  ---------  -------------  -------------
  Property, plant and equipment, net..........       1,332       12,057      12,070     --            (2,215)       23,244
Intangible assets, less accumulated
 amortization of $11,527, $94 and $2,099 for
 Vertriebs, Gaming and Parent.................      --            6,089         156      4,569       --             10,814
Investment in subsidiaries....................      --           --          --         90,766       (90,766)       --
Other assets..................................         332          561         113        497           498         2,001
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                 $  37,787    $  88,494   $  93,310  $ 129,544   $  (154,819)    $ 194,316
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                -----------  -----------  ---------  ---------  -------------  -------------


     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................   $     557    $   6,386   $  19,342  $      31   $    (7,760)    $  18,556
  Accrued liabilities and other payables:
    Compensation and benefit related
     liabilities..............................       2,335          955       2,318     --           --              5,608
    Interest..................................      --           --          --          1,890       --              1,890
    Other.....................................       1,472        3,546       4,293        617           (20)        9,908
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                     3,807        4,501       6,611      2,507           (20)       17,406
  Current maturities of long-term debt........      --           14,333         212        412       --             14,957
                                                -----------  -----------  ---------  ---------  -------------  -------------
    Total current liabilities.................       4,364       25,220      26,165      2,950        (7,780)       50,919
Long-term payables to affiliate...............      --           26,421      28,380     --           (54,801)       --
10 3/8% Senior Secured Notes due 1998, net of
 unamortized discount of $344.................      --           --          --         39,656       --             39,656
Other long-term debt, less current
 maturities...................................      --            4,721       9,435      1,175       --             15,331

Commitments and contingencies
Stockholders' equity:
  Preferred stock.............................      --           --          --         --           --             --
  Common stock................................       2,638       15,142      --            108       (17,780)          108
  Additional paid-in-capital..................      19,191        6,455      34,596     74,439       (66,336)       68,345
  Retained earnings(accumulated deficit)......       2,155          286      (5,273)    11,969        (7,295)        1,842
  Cumulative translation adjustments..........       9,439       10,249           7       (206)         (827)       18,662
  Unearned compensation.......................      --           --          --           (547)      --               (547)
                                                -----------  -----------  ---------  ---------  -------------  -------------
    Total stockholders' equity................      33,423       32,132      29,330     85,763       (92,238)       88,410
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                 $  37,787    $  88,494   $  93,310  $ 129,544   $  (154,819)    $ 194,316
                                                -----------  -----------  ---------  ---------  -------------  -------------
                                                -----------  -----------  ---------  ---------  -------------  -------------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                      BALLY       BALLY                CONSOLIDATING  BALLY GAMING
                                       BALLY WULFF    WULFF      GAMING,                 AND OTHER    INTERNATIONAL,
                                        AUTOMATEN   VERTRIEBS      INC.      PARENT     ADJUSTMENTS       INC.
                                       -----------  ----------  ----------  ---------  -------------  -------------
Revenues:
  Sales..............................   $  42,437   $  100,287  $   59,709  $  --       $   (37,862)   $   164,571
  Other..............................       1,497        3,083         807      1,479        (2,730)         4,136
                                       -----------  ----------  ----------  ---------  -------------  -------------
                                           43,934      103,370      60,516      1,479       (40,592)       168,707
                                       -----------  ----------  ----------  ---------  -------------  -------------
Costs and expenses:
  Cost of sales......................      26,937       81,611      51,888     --           (38,726)       121,710
  Selling, general and
   administrative....................       6,737       19,608      24,498      6,531           (17)        57,357
  Provision (credit) for doubtful
   receivables.......................         (13)         326       7,363        500       --               8,176
                                       -----------  ----------  ----------  ---------  -------------  -------------
                                           33,661      101,545      83,749      7,031       (38,743)       187,243
                                       -----------  ----------  ----------  ---------  -------------  -------------
Operating income (loss)..............      10,273        1,825     (23,233)    (5,552)       (1,849)       (18,536)
Interest expense.....................          21        1,873       2,849      2,180        (2,499)         4,424
                                       -----------  ----------  ----------  ---------  -------------  -------------
Income (loss) before income taxes and
 extraordinary gain..................      10,252          (48)    (26,082)    (7,732)          650        (22,960)
Provision (benefit) for income
 taxes...............................       3,705         (557)         10     --             1,084          4,242
                                       -----------  ----------  ----------  ---------  -------------  -------------
Income (loss) before extraordinary
 gain................................       6,547          509     (26,092)    (7,732)         (434)       (27,202)
Extraordinary gain on early
 extinguishment of debt..............      --           --           3,759     --           --               3,759
                                       -----------  ----------  ----------  ---------  -------------  -------------
Net income (loss)....................   $   6,547   $      509  $  (22,333) $  (7,732)  $      (434)   $   (23,443)
                                       -----------  ----------  ----------  ---------  -------------  -------------
                                       -----------  ----------  ----------  ---------  -------------  -------------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)

                                                     BALLY       BALLY                CONSOLIDATING  BALLY GAMING
                                      BALLY WULFF    WULFF      GAMING,                 AND OTHER    INTERNATIONAL,
                                       AUTOMATEN   VERTRIEBS      INC.      PARENT     ADJUSTMENTS       INC.
                                      -----------  ----------  ----------  ---------  -------------  -------------
Revenues:
  Sales.............................   $  47,419   $   99,218  $  130,452  $  --       $   (45,771)   $   231,318
  Other.............................       1,189        3,578         776      2,856        (3,525)         4,874
                                      -----------  ----------  ----------  ---------  -------------  -------------
                                          48,608      102,796     131,228      2,856       (49,296)       236,192
                                      -----------  ----------  ----------  ---------  -------------  -------------
Costs and expenses:
  Cost of sales.....................      30,988       79,589      91,107     --           (44,625)       157,059
  Selling, general and
   administrative...................       6,656       19,408      28,135      5,862           (72)        59,989
  Provision for doubtful
   receivables......................          11        1,894       3,858     --           --               5,763
                                      -----------  ----------  ----------  ---------  -------------  -------------
                                          37,655      100,891     123,100      5,862       (44,697)       222,811
                                      -----------  ----------  ----------  ---------  -------------  -------------
Operating income (loss).............      10,953        1,905       8,128     (3,006)       (4,599)        13,381
  Interest expense..................           2        1,648       3,871      4,486        (3,239)         6,768
                                      -----------  ----------  ----------  ---------  -------------  -------------
Income (loss) before income taxes...      10,951          257       4,257     (7,492)       (1,360)         6,613
Provision (benefit) for income
 taxes..............................       3,885       (1,019)      1,685     (1,465)         (266)         2,820
                                      -----------  ----------  ----------  ---------  -------------  -------------
Net income (loss)...................   $   7,066   $    1,276  $    2,572  $  (6,027)  $    (1,094)   $     3,793
                                      -----------  ----------  ----------  ---------  -------------  -------------
                                      -----------  ----------  ----------  ---------  -------------  -------------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                                         BALLY
                                                    BALLY       BALLY                 CONSOLIDATING     GAMING
                                     BALLY WULFF    WULFF      GAMING,                  AND OTHER    INTERNATIONAL,
                                      AUTOMATEN   VERTRIEBS      INC.       PARENT     ADJUSTMENTS       INC.
                                     -----------  ----------  ----------  ----------  -------------  -------------
Revenues:
  Sales............................   $  52,263   $  117,618  $  127,985  $   --       $   (53,395)   $   244,471
  Other............................         889        3,477       1,155       2,911        (3,591)         4,841
                                     -----------  ----------  ----------  ----------  -------------  -------------
                                         53,152      121,095     129,140       2,911       (56,986)       249,312
                                     -----------  ----------  ----------  ----------  -------------  -------------
Costs and expenses:
  Cost of sales....................      35,337       95,483      85,270      --           (52,959)       163,131
  Selling, general and
   administrative..................       7,433       22,492      30,365       5,044           (45)        65,289
  Provision for doubtful
   receivables.....................      --            1,697       5,015      --           --               6,712
  Unusual charges..................         799        1,038         125       3,854       --               5,816
                                     -----------  ----------  ----------  ----------  -------------  -------------
                                         43,569      120,710     120,775       8,898       (53,004)       240,948
                                     -----------  ----------  ----------  ----------  -------------  -------------
Operating income...................       9,583          385       8,365      (5,987)       (3,982)         8,364
Interest expense...................           1        1,398       4,155       4,613        (3,314)         6,853
                                     -----------  ----------  ----------  ----------  -------------  -------------
Income (loss) before income
 taxes.............................       9,582       (1,013)      4,210     (10,600)         (668)         1,511
Provision (benefit) for income
 taxes.............................       3,987          134       1,665      (1,380)          498          4,904
                                     -----------  ----------  ----------  ----------  -------------  -------------
Net income (loss)..................   $   5,595   $   (1,147) $    2,545  $   (9,220)  $    (1,166)   $    (3,393)
                                     -----------  ----------  ----------  ----------  -------------  -------------
                                     -----------  ----------  ----------  ----------  -------------  -------------

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1993
                                 (IN THOUSANDS)

                                                                                 BALLY                CONSOLIDATING  BALLY GAMING
                                                    BALLY WULFF  BALLY WULFF    GAMING,                 AND OTHER    INTERNATIONAL,
                                                     AUTOMATEN    VERTRIEBS      INC.       PARENT     ADJUSTMENTS       INC.
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from operating activities:
  Net income (loss)...............................   $   6,547    $     509    $ (22,333)  $  (7,732)   $    (434)     $ (23,443)
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating
   activities:
    Extraordinary gain on early extinguishment
     of debt......................................      --           --           (3,759)     --           --             (3,759)
    Depreciation and amortization.................       1,609        2,466        2,221       1,557          250          8,103
    Deferred income taxes.........................      --              163       --          --           --                163
    Provision for doubtful receivables............         (13)         326        7,363         500       --              8,176
    Provision for inventory valuation reserves....      --           --            6,156      --           --              6,156
    (Gain) loss on disposals of property, plant
     and equipment................................         (40)          15           89      --           --                 64
    Changes in operating assets and liabilities:
      Accounts and notes receivable...............       6,842       (3,384)     (15,213)       (957)      (4,936)       (17,648)
      Inventories.................................      (2,987)       3,411      (15,290)     --             (211)       (15,077)
      Other current assets........................        (824)         481          126        (423)        (894)        (1,534)
      Accounts payable and accrued liabilities....      (2,759)      (5,814)      12,060         423        5,807          9,717
  Other...........................................      --           --           --          --             (466)          (466)
                                                    -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) operating
       activities.................................       8,375       (1,827)     (28,580)     (6,632)        (884)       (29,548)
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from investing activities:
  Net assets of distribution business acquired....      --           (8,382)      --          --           --             (8,382)
  Purchases of property, plant and equipment......      (1,541)      (3,298)      (1,628)     --           --             (6,467)
  Proceeds from disposals of property, plant and
   equipment......................................          57          585          449      --           --              1,091
  Other...........................................      --           --              110      --              241            351
                                                    -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) investing
       activities.................................      (1,484)     (11,095)      (1,069)     --              241        (13,407)
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from financing activities:
Proceeds from issuance of Senior Secured Notes....      --           --           --          40,000       --             40,000
Net change in lines of credit.....................      --           20,825        5,667       2,219       --             28,711
Repayments of long-term debt......................      --           (7,376)        (415)    (21,970)      --            (29,761)
Change in payables to/receivables from
 affiliates.......................................      --           --           21,170     (21,813)         643         --
Exercise of stock warrants........................      --           --           --              30       --                 30
Intercompany dividends............................      (8,167)      --           --           8,167       --             --
                                                    -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) financing
       activities.................................      (8,167)      13,449       26,422       6,633          643         38,980
Effect of exchange rate changes on cash...........         (69)        (320)      --          --           --               (389)
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Increase (decrease) in cash and cash
 equivalents......................................      (1,345)         207       (3,227)          1       --             (4,364)
Cash and cash equivalents, beginning of period....       1,844        4,400        3,556      --           --              9,800
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Cash and cash equivalents, end of period..........   $     499    $   4,607    $     329   $       1    $  --          $   5,436
                                                    -----------  -----------  -----------  ---------  -------------  -------------
                                                    -----------  -----------  -----------  ---------  -------------  -------------
Supplemental cash flows information:
  Operating activities include cash payments
   (receipts) for interest and income taxes as
   follows:
    Interest paid.................................   $      22    $     942    $     327   $   1,619    $  --          $   2,910
    Income taxes paid (received)..................       5,732        1,077       --            (355)      --              6,454
  Investing activities exclude the following
   non-cash activities:
    Exchange of income tax receivable for
     intangible assets and equipment..............      --           --              454       1,515       --              1,969
  Financing activities exclude the following
   non-cash activities:
    Issuance of restricted stock awards...........      --           --           --           1,150       --              1,150

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1994
                                 (IN THOUSANDS)


                                                                               BALLY                CONSOLIDATING  BALLY GAMING
                                                  BALLY WULFF  BALLY WULFF    GAMING,                 AND OTHER    INTERNATIONAL,
                                                   AUTOMATEN    VERTRIEBS      INC.       PARENT     ADJUSTMENTS       INC.
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from operating activities:
  Net income (loss).............................   $   7,066    $   1,276    $   2,572   $  (6,027)   $  (1,094)     $   3,793
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating
   activities:
    Depreciation and amortization...............       2,556        2,491        1,974       1,342          (92)         8,271
    Deferred income taxes.......................        (415)         (56)      --          --              175           (296)
    Provision for doubtful receivables..........          11        1,894        3,858      --           --              5,763
    Provision for inventory valuation...........      --           --            2,230      --           --              2,230
    (Gain) loss on disposals of property, plant
     and equipment..............................      --                6          (89)     --           --                (83)
    Changes in operating assets and liabilities:
      Accounts and notes receivable.............      (2,237)      (3,099)      (9,783)       (644)         (60)       (15,823)
      Inventories...............................       1,096          476       (5,573)     --              112         (3,889)
      Other current assets......................         286       (1,711)         139         572            1           (713)
      Accounts payable and accrued
       liabilities..............................       1,708         (342)       2,396        (912)        (120)         2,730
    Other.......................................         450         (759)      --             183         (633)          (759)
                                                  -----------  -----------  -----------  ---------  -------------  -------------
        Cash provided by (used in) operating
         activities.............................      10,521          176       (2,276)     (5,486)      (1,711)         1,224
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from investing activities:
  Purchases of property, plant and equipment....      (3,086)      (4,363)      (2,088)     --           --             (9,537)
  Proceeds from disposals of property, plant and
   equipment....................................      --            1,414          335      --           --              1,749
  Other.........................................      --           --              268      --            1,129          1,397
                                                  -----------  -----------  -----------  ---------  -------------  -------------
        Cash provided by (used in) investing
         activities.............................      (3,086)      (2,949)      (1,485)     --            1,129         (6,391)
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from financing activities:
  Net change in lines of credit.................      --           16,192        4,419         812       --             21,423
  Repayments of long-term debt..................      --          (11,675)        (704)       (813)      --            (13,192)
  Change in payables to/receivables from
   affiliates...................................      --           --               72        (654)         582         --
  Dividends to/from affiliate...................      (6,654)         514       --           6,140       --             --
                                                  -----------  -----------  -----------  ---------  -------------  -------------
        Cash provided by (used in) financing
         activities.............................      (6,654)       5,031        3,787       5,485          582          8,231
  Effect of exchange rate changes on cash.......          82          622       --          --           --                704
                                                  -----------  -----------  -----------  ---------  -------------  -------------
  Increase (decrease) in cash and cash
   equivalents..................................         863        2,880           26          (1)      --              3,768
  Cash and cash equivalents, beginning of
   year.........................................         499        4,607          329           1       --              5,436
                                                  -----------  -----------  -----------  ---------  -------------  -------------
  Cash and cash equivalents, end of year........   $   1,362    $   7,487    $     355   $  --        $  --          $   9,204
                                                  -----------  -----------  -----------  ---------  -------------  -------------
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Supplemental cash flows information:
  Operating activities include cash payments
   (receipts) for interest and income taxes as
   follows:
    Interest paid...............................   $       3    $     981    $     789   $   4,199    $  --          $   5,972
    Income taxes paid (received)................       4,038         (105)          12          75       --              4,020
  Investing activities exclude the following
   non-cash activities:
    Capital contribution to affiliate...........      --           --           --          (5,492)      --             (5,492)
    Long-term notes received from sale of
     assets.....................................      --           --              517      --           --                517
  Financing activities exclude the following
   non-cash activities:
    Capital contribution from affiliate.........         899        4,593       --          --           --              5,492
    Issuance of Company common stock under
     compensation agreement.....................      --           --           --             222       --                222
    Issuance of notes payable for license
     agreement..................................      --           --           --           1,465       --              1,465


                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                     CONSOLIDATING STATEMENTS OF CASH FLOWS
                          YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                               BALLY                CONSOLIDATING  BALLY GAMING
                                                  BALLY WULFF  BALLY WULFF    GAMING,                 AND OTHER    INTERNATIONAL,
                                                   AUTOMATEN    VERTRIEBS      INC.       PARENT     ADJUSTMENTS       INC.
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from operating activities:
  Net income (loss).............................   $   5,595    $  (1,147)   $   2,545   $  (9,220)   $  (1,166)     $  (3,393)
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating
   activities:
    Depreciation and amortization...............       2,602        3,120        2,029       1,312         (110)         8,953
    Deferred income taxes.......................      --               63       --          --             (841)          (778)
    Provision for doubtful receivables..........      --            1,697        5,015      --           --              6,712
    Provision for inventory valuation...........      --           --            1,955      --           --              1,955
    Provision for writedown of building to be
     sold.......................................      --              812       --          --           --                812
    (Gain) loss on disposals of property, plant
     and equipment..............................         (17)          67           (2)     --           --                 48
  Changes in operating assets and liabilities:
    Accounts and notes receivable...............       1,223       (2,855)      (8,672)     --           --            (10,304)
    Inventories.................................        (393)      (2,140)         142      --              224         (2,167)
    Other current assets........................        (119)       1,763           (1)       (364)      --              1,279
    Accounts payable and accrued liabilities....         239        1,240       (1,235)     (1,139)       1,473            578
  Other, net....................................          (1)        (402)           7         819         (323)           100
                                                  -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) operating
       activities...............................       9,129        2,218        1,783      (8,592)        (743)         3,795
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from investing activities:
  Purchases of property, plant and
   equipment....................................      (1,694)      (5,468)      (1,078)     --           --             (8,240)
  Proceeds from disposals of property, plant and
   equipment....................................          24        1,728            5      --           --              1,757
  Other.........................................      --           --              (10)     --              260            250
                                                  -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) investing
       activities...............................      (1,670)      (3,740)      (1,083)     --              260         (6,233)
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Cash flows from financing activities:
  Net change in lines of credit.................      --           (1,273)       1,632      --           --                359
  Repayments of long-term debt..................      --               (2)      (2,287)       (620)           1         (2,908)
  Change in payables to/receivables from
   affiliates...................................       2,058       (2,058)         533      (1,015)         482         --
  Exercise of stock options.....................      --           --           --             588       --                588
  Dividends to/from affiliates..................      (9,639)      --           --           9,639       --             --
                                                  -----------  -----------  -----------  ---------  -------------  -------------
      Cash provided by (used in) financing
       activities...............................      (7,581)      (3,333)        (122)      8,592          483         (1,961)
  Effect of exchange rate changes on cash.......         113          608       --          --           --                721
                                                  -----------  -----------  -----------  ---------  -------------  -------------
  Increase (decrease) in cash and cash
   equivalents..................................          (9)      (4,247)         578      --           --             (3,678)
  Cash and cash equivalents, beginning of
   period.......................................       1,362        7,487          355      --           --              9,204
                                                  -----------  -----------  -----------  ---------  -------------  -------------
  Cash and cash equivalents, end of period......   $   1,353    $   3,240    $     933   $  --        $  --          $   5,526
                                                  -----------  -----------  -----------  ---------  -------------  -------------
                                                  -----------  -----------  -----------  ---------  -------------  -------------
Supplemental cash flows information:
  Operating activities include cash payments
   (receipts) for interest and income taxes as
   follows:
    Interest paid...............................   $       1    $   1,335    $   1,178   $   4,374    $  --          $   6,888
    Income taxes paid (refunded), net...........       3,104       (1,694)          85         306       --              1,801

                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

    These notes to consolidating financial statements should be read in conjunction with the consolidated financial statements and notes thereto.

    Certain  reclassifications  have  been   made  to  prior  years'   financial
statements to conform with the 1995 presentation.

    Hereafter, references to the Company are to the subsidiaries of Bally Gaming International, Inc.

RESEARCH AND DEVELOPMENT

    The Company expenses product research and development costs as incurred. Research and development costs for the years ended December 31, 1993, 1994 and 1995 were:

                                                                                    BALLY GAMING
                                         BALLY WULFF   BALLY WULFF   BALLY GAMING,  INTERNATIONAL,
                                          AUTOMATEN     VERTRIEBS        INC.           INC.
                                         -----------  -------------  -------------  -------------
1993...................................   $   3,350     $  --          $   4,440      $   7,790
                                         -----------        -----         ------         ------
                                         -----------        -----         ------         ------
1994...................................   $   3,546     $  --          $   5,199      $   8,745
                                         -----------        -----         ------         ------
                                         -----------        -----         ------         ------
1995...................................   $   3,561     $  --          $   5,639      $   9,200
                                         -----------        -----         ------         ------
                                         -----------        -----         ------         ------

ACCOUNTS AND NOTES RECEIVABLE

    The following table represents, at December 31, 1995, scheduled collections of accounts and notes receivable (net of allowances for doubtful accounts) by year:

                                                                             CONSOLIDATING  BALLY GAMING
                          BALLY WULFF  BALLY WULFF     BALLY                   AND OTHER    INTERNATIONAL,
                           AUTOMATEN    VERTRIEBS   GAMING, INC.   PARENT     ADJUSTMENTS       INC.
                          -----------  -----------  ------------  ---------  -------------  -------------
1996....................   $   1,804    $  51,110    $   38,948   $   4,772    $  (9,458)    $    87,176
1997....................      --            1,464         6,786      --           --               8,250
1998....................      --              190         1,541      --           --               1,731
                          -----------  -----------  ------------  ---------  -------------  -------------
                           $   1,804    $  52,764    $   47,275   $   4,772    $  (9,458)    $    97,157
                          -----------  -----------  ------------  ---------  -------------  -------------
                          -----------  -----------  ------------  ---------  -------------  -------------

LONG-TERM DEBT

    Aggregate annual maturities of long-term debt for the five years after December 31, 1995 are:

                                                                                  BALLY GAMING
                                           BALLY WULFF  BALLY GAMING,             INTERNATIONAL,
                                            VERTRIEBS       INC.        PARENT        INC.
                                           -----------  -------------  ---------  -------------
1996.....................................   $  14,333     $     212    $     412   $    14,957
1997.....................................       1,572         9,435          456        11,463
1998.....................................       3,149        --           40,468        43,617
1999.....................................      --            --              251           251
2000.....................................      --            --           --           --
                                           -----------       ------    ---------  -------------
Total....................................   $  19,054     $   9,647    $  41,587   $    70,288
                                           -----------       ------    ---------  -------------
                                           -----------       ------    ---------  -------------

                        BALLY GAMING INTERNATIONAL, INC.

           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

OTHER REVENUES

    Other revenues for the year ended December 31, 1994 were as follows:

                                                      BALLY       BALLY                            CONSOLIDATING    BALLY GAMING
                                                      WULFF       WULFF        BALLY                 AND OTHER     INTERNATIONAL,
                                                    AUTOMATEN   VERTRIEBS   GAMING, INC.   PARENT   ADJUSTMENTS         INC.
                                                    ---------   ---------   ------------   ------  -------------   --------------
Interest..........................................   $  294      $2,932         $608       $2,943     $(3,239)         $3,538
Currency transaction gain (loss)..................        3          52            2          (87)     --                 (30)
Other.............................................      892         594          166         --          (286)          1,366
                                                    ---------   ---------      -----       ------  -------------       ------
                                                     $1,189      $3,578         $776       $2,856     $(3,525)         $4,874
                                                    ---------   ---------      -----       ------  -------------       ------
                                                    ---------   ---------      -----       ------  -------------       ------

    Other revenues for the year ended December 31, 1995 were as follows:

                                                      BALLY       BALLY                            CONSOLIDATING    BALLY GAMING
                                                      WULFF       WULFF        BALLY                 AND OTHER     INTERNATIONAL,
                                                    AUTOMATEN   VERTRIEBS   GAMING, INC.   PARENT   ADJUSTMENTS         INC.
                                                    ---------   ---------   ------------   ------  -------------   --------------
Interest..........................................    $362       $2,626        $  962      $2,979     $(3,314)         $3,615
Currency transaction gain (loss)..................    --             62           (29)        (68)        (18)            (53)
Other.............................................     527          789           222        --          (259)          1,279
                                                    ---------   ---------      ------      ------  -------------       ------
                                                      $889       $3,477        $1,155      $2,911     $(3,591)         $4,841
                                                    ---------   ---------      ------      ------  -------------       ------
                                                    ---------   ---------      ------      ------  -------------       ------

UNUSUAL CHARGES

    During the year ended December 31, 1995, Parent and Bally Gaming, Inc. incurred approximately $3.9 million and $.1 million, respectively, in legal, accounting, investment banking, public and investor relations and printing costs in connection with the merger agreement with WMS Industries, Inc., which has since been terminated, Alliance's tender offer and consent solicitation and the pending Alliance Merger. All of these costs have been expensed as incurred. Such costs will continue to be incurred in 1996.

    During the fourth quarter of 1995, Vertriebs recorded a non-recurring charge of $.8 million to writedown to net realizable value a building to be sold. The provision was based on a strategic decision to sell the building as Wulff's other distribution offices adequately covered the geographic region that would have been served by this facility.

    During 1995, Wulff increased the amount of value added tax reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's tax returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company has accrued the liability as, based on current developments, the Company's estimate of the ultimate outcome and its experience in contesting these matters, it is probable that a liability has been incurred and a range of costs can be reasonably estimated. As the scope of the liability is better determined, there could be changes in the estimate of the ultimate liability. Management believes that the preliminary proposed adjustments are without merit and the ultimate results of the audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

                        BALLY GAMING INTERNATIONAL, INC.

           (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE INDICATED)

COMMITMENTS AND CONTINGENCIES

    The Company leases certain facilities and equipment for production, selling and administrative purposes under operating leases. Future minimum lease payments at December 31, 1995 under operating leases that have initial or remaining lease terms in excess of one year are as follows:

                                                                                                BALLY GAMING
                                                    BALLY WULFF   BALLY WULFF      BALLY       INTERNATIONAL,
                                                     AUTOMATEN     VERTRIEBS    GAMING, INC.        INC.
                                                    -----------   -----------   ------------   --------------
1996..............................................    $  608        $1,610         $  918         $ 3,136
1997..............................................       608         1,505            640           2,753
1998..............................................     --            1,157            597           1,754
1999..............................................     --              878            483           1,361
2000..............................................     --              680            441           1,121
Thereafter........................................     --              767          1,077           1,844
                                                    -----------   -----------      ------         -------
                                                      $1,216        $6,597         $4,156         $11,969
                                                    -----------   -----------      ------         -------
                                                    -----------   -----------      ------         -------

    Rent expense for the years ended December 31, 1993, 1994 and 1995 was:

                                                                                                         BALLY GAMING
                                                    BALLY WULFF   BALLY WULFF      BALLY                INTERNATIONAL,
                                                     AUTOMATEN     VERTRIEBS    GAMING, INC.   PARENT        INC.
                                                    -----------   -----------   ------------   ------   --------------
1993..............................................     $680         $1,519         $  405       $--         $2,604
                                                      -----       -----------      ------      ------       ------
                                                      -----       -----------      ------      ------       ------
1994..............................................     $621         $1,604         $  487       $--         $2,712
                                                      -----       -----------      ------      ------       ------
                                                      -----       -----------      ------      ------       ------
1995..............................................     $615         $1,731         $1,221       $  2        $3,569
                                                      -----       -----------      ------      ------       ------
                                                      -----       -----------      ------      ------       ------

                        BALLY GAMING INTERNATIONAL, INC.

                               SUPPLEMENTARY DATA

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                               THREE MONTHS ENDED
                                             --------------------------------------------------------------------------------------
                                                  MARCH 31,              JUNE 30,           SEPTEMBER 30,          DECEMBER 31,
                                             --------------------  --------------------  --------------------  --------------------
                                               1994       1995       1994       1995       1994       1995       1994       1995
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED
  Revenues.................................  $    61.7  $    68.3  $    58.9  $    69.2  $    49.3  $    51.5  $    66.3  $    60.3
  Gross profit.............................       19.4       24.8       17.6       23.9       16.3       17.7       25.8       19.8
  Operating income (loss)..................        4.0        6.7        2.7        4.6        1.2       (1.3)       5.5       (1.6)
  Net income (loss)........................        1.3        2.8        1.6        1.1       (1.4)      (3.8)       2.2       (3.5)
  Net income (loss) per share of common
   stock...................................  $    0.12  $    0.27  $    0.15  $    0.10  $   (0.13) $   (0.35) $    0.21  $   (0.33)

WULFF
  Revenues.................................  $    29.1  $    36.0  $    21.4  $    35.5  $    26.4  $    27.0  $    34.2  $    32.2
  Gross profit.............................       10.0       12.4        5.6       11.9        8.9        9.3       14.5        8.9
  Operating income (loss)..................        2.5        3.8       (0.4)       3.0        2.5        0.8        4.6       (2.0)
  Net income (loss)........................        1.1        1.4       (0.1)       1.0        1.3       (0.3)       3.0       (2.4)

GAMING
  Revenues.................................  $    30.2  $    28.0  $    35.0  $    33.0  $    21.4  $    24.0  $    31.3  $    23.4
  Gross profit.............................        7.4        8.6        9.2        9.0        5.2        7.0        9.2        5.9
  Operating income (loss)..................        1.0        1.0        1.8        0.6       (1.8)      (1.6)       0.6       (2.2)
  Net income (loss)........................       (0.3)      (0.6)       0.4       (0.9)      (3.2)      (3.0)      (1.1)      (3.7)

SYSTEMS
  Revenues.................................  $     3.0  $     6.1  $     4.3  $     4.2  $     2.8  $     2.4  $     3.3  $     8.0
  Gross profit.............................        2.0        3.9        2.8        3.0        2.2        1.5        2.1        5.0
  Operating income.........................        0.5        2.1        1.3        1.0        0.5       (0.5)       0.3        2.6
  Net income...............................        0.5        2.1        1.3        1.0        0.5       (0.5)       0.3        2.6

                        BALLY GAMING INTERNATIONAL, INC.



                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                                                        DECEMBER 31,
                                                                                            1995
                                                                                        ------------   MARCH 31,
                                                                                                         1996
                                                                                                      -----------
                                                                                                      (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash and cash equivalents...........................................................   $    5,526    $   2,009
  Accounts and notes receivable, net of allowance for doubtful accounts of $16,281 and
   $17,054............................................................................       87,176       82,872
  Inventories, net:
    Raw materials and work-in process.................................................       16,066       17,342
    Finished goods....................................................................       35,525       34,619
                                                                                        ------------  -----------
                                                                                             51,591       51,961
  Other current assets................................................................        3,983        4,450
                                                                                        ------------  -----------
        Total current assets..........................................................      148,276      141,292
Long-term notes receivable, net of allowance for doubtful accounts of $7,869 and
 $7,887...............................................................................        9,981        9,696
Property, plant and equipment, net....................................................       23,244       23,615
Intangible assets, less accumulated amortization of $13,720 and $14,045...............       10,814       10,417
Other assets..........................................................................        2,001        1,916
                                                                                        ------------  -----------
                                                                                         $  194,316    $ 186,936
                                                                                        ------------  -----------
                                                                                        ------------  -----------
                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................   $   18,556    $  14,707
  Accrued liabilities and other payables..............................................       17,406       16,258
  Current maturities of long-term debt................................................       14,957       24,678
                                                                                        ------------  -----------
    Total current liabilities.........................................................       50,919       55,643
                                                                                        ------------  -----------

10 3/8 Senior Secured Notes due 1998, net of unamortized discount of $344 and $312....       39,656       39,688
Other long-term debt, less current maturities.........................................       15,331        5,605
                                                                                        ------------  -----------

Commitments and contingencies

Stockholders' equity:
  Preferred stock.....................................................................       --           --
  Common stock........................................................................          108          108
  Additional paid-in capital..........................................................       68,345       68,345
  Retained earnings...................................................................        1,842        1,329
  Cumulative translation adjustments..................................................       18,662       16,708
  Unearned compensation...............................................................         (547)        (490)
                                                                                        ------------  -----------
    Total stockholders' equity........................................................       88,410       86,000
                                                                                        ------------  -----------
                                                                                         $  194,316    $ 186,936
                                                                                        ------------  -----------
                                                                                        ------------  -----------



                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)



                                                                                                THREE MONTHS ENDED
                                                                                             ------------------------
                                                                                              MARCH 31,    MARCH 31,
                                                                                                1995         1996
                                                                                             -----------  -----------
                                                                                              (IN THOUSANDS, EXCEPT
                                                                                                 PER SHARE DATA)
Revenues:
  Sales....................................................................................   $  67,658    $  57,435
  Other....................................................................................         631        1,109
                                                                                             -----------  -----------
                                                                                                 68,289       58,544
                                                                                             -----------  -----------
Costs and expenses:
  Cost of sales............................................................................      43,500       37,757
  Selling, general and administrative......................................................      16,998       16,526
  Provision for doubtful receivables.......................................................       1,154          991
  Unusual charges..........................................................................      --              996
                                                                                             -----------  -----------
                                                                                                 61,652       56,270
                                                                                             -----------  -----------
Operating income...........................................................................       6,637        2,274
Interest expense...........................................................................       1,733        1,665
                                                                                             -----------  -----------
Income before income taxes.................................................................       4,904          609
Provision for income taxes.................................................................       2,042        1,122
                                                                                             -----------  -----------
Net income (loss)..........................................................................   $   2,862    $    (513)
                                                                                             -----------  -----------
                                                                                             -----------  -----------
Net income (loss) per common share.........................................................       $0.27       $(0.05 )
                                                                                             -----------  -----------
                                                                                             -----------  -----------
Weighted average number of common shares and common stock equivalents outstanding..........      10,751       10,805
                                                                                             -----------  -----------
                                                                                             -----------  -----------



                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                   ADDITIONAL                 CUMULATIVE                     TOTAL
                                        COMMON      PAID-IN-     RETAINED    TRANSLATION     UNEARNED     STOCKHOLDERS'
                                         STOCK       CAPITAL     EARNINGS    ADJUSTMENTS   COMPENSATION      EQUITY
                                      -----------  -----------  -----------  ------------  -------------  ------------
Balance at December 31, 1995........   $     108    $  68,345    $   1,842    $   18,662     $    (547)    $   88,410
  Net loss..........................      --           --             (513)       --            --               (513)
  Foreign currency translation
   adjustments......................      --           --           --            (1,954)       --             (1,954)
  Amortization of unearned
   compensation.....................      --           --           --            --                57             57
                                      -----------  -----------  -----------  ------------       ------    ------------
Balance at March 31, 1996...........   $     108    $  68,345    $   1,329    $   16,708     $    (490)    $   86,000
                                      -----------  -----------  -----------  ------------       ------    ------------
                                      -----------  -----------  -----------  ------------       ------    ------------



                                                                                                            COMMON
                                                                                                             STOCK
SHARE AMOUNTS                                                                                               ISSUED
- --------------------------------------------------------------------------------------------------------  -----------
Balance at December 31, 1995
 and March 31, 1996.....................................................................................      10,800
                                                                                                          -----------
                                                                                                          -----------



                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)



                                                                                                THREE MONTHS ENDED
                                                                                             ------------------------
                                                                                              MARCH 31,    MARCH 31,
                                                                                                1995         1996
                                                                                             -----------  -----------
                                                                                                  (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss)........................................................................   $   2,862    $    (513)
  Adjustments to reconcile net income (loss) to cash used in operating activities:
    Depreciation and amortization..........................................................       1,440        1,898
    Provision for doubtful receivables.....................................................       1,154          991
    Provision for inventory valuation......................................................         158          538
    Changes in operating assets and liabilities............................................     (10,795)      (4,299)
  Other, net...............................................................................        (424)        (372)
                                                                                             -----------  -----------
    Cash used in operating activities......................................................      (5,605)      (1,757)
Cash flows from investing activities:
  Purchases of property, plant and equipment...............................................      (2,232)      (2,733)
  Proceeds from disposals of property, plant and equipment.................................         410          554
  Other....................................................................................        (286)         (39)
                                                                                             -----------  -----------
    Cash used in investing activities......................................................      (2,108)      (2,218)
Cash flows from financing activities:
  Net change in lines of credit............................................................       2,602          817
  Repayments of long-term debt.............................................................        (914)        (227)
                                                                                             -----------  -----------
    Cash provided by financing activities..................................................       1,688          590
Effect of exchange rate changes on cash....................................................         780         (132)
                                                                                             -----------  -----------
Decrease in cash and cash equivalents......................................................      (5,245)      (3,517)
Cash and cash equivalents, beginning of period.............................................       9,204        5,526
                                                                                             -----------  -----------
Cash and cash equivalents, end of period...................................................   $   3,959    $   2,009
                                                                                             -----------  -----------
                                                                                             -----------  -----------
Supplemental cash flows information:
Operating activities include cash payments for interest and income taxes as follows:
  Interest paid............................................................................   $   2,721    $   2,598
  Income taxes paid........................................................................       1,333        1,264



                            See accompanying notes.

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



  BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS



    Bally Gaming International, Inc. (the "Company") was formed in August 1991 by Bally Entertainment Corporation ("BEC") to consolidate the gaming machine manufacturing and distribution operations of BEC. These operations are conducted in Germany under the name Bally Wulff ("Wulff") and in the United States under the name Bally Gaming ("Gaming") and Bally Systems ("Systems"). Wulff designs, manufactures (through its wholly-owned subsidiary Bally Wulff Automaten GmbH, "Automaten") and distributes (through its wholly-owned subsidiary Bally Wulff Vertriebs GmbH. ("Vertriebs")) wall-mounted, coin-operated, armless gaming machines similar to slot machines known as wall machines and also distributes recreational and amusement machines manufactured by third parties. Gaming designs, manufactures and distributes electronic slot machines and video gaming machines. Systems designs, assembles and sells computerized slot monitoring systems for slot and video gaming machines. In three transactions dated November 1991, July 1992, and September 1993, BEC divested all of its interests in the Company.



    The accompanying condensed consolidated financial statements reflect all adjustments which management believes necessary to present fairly the financial position, results of operations and cash flows of the Company. All such adjustments are of a normal recurring nature. Interim results may not necessarily be indicative of results which may be expected for any other interim period or for the year as a whole. The accompanying condensed consolidated financial statements should be read in conjunction with the financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.



    The condensed consolidated balance sheet at December 31, 1995 was derived from audited financial statements, but does not include all disclosures required under generally accepted accounting principles.



    Certain   reclassifications  have  been  made   to  prior  years'  financial
statements to conform with the 1996 presentation.



  MERGER AGREEMENT, TENDER OFFER AND RELATED LITIGATION



    On October 17, 1995 the Board of Directors of the Company approved an Agreement and Plan of Merger with Alliance Gaming Corporation ("Alliance") which was subsequently amended as of January 23, 1996 ("Merger Agreement"). Pursuant to the Merger Agreement, the Company will merge with a subsidiary of Alliance ("Alliance Merger Subsidiary") with the Company being the surviving corporation and becoming a wholly-owned subsidiary of Alliance ("Merger"). The Merger
Agreement and certain mutual waivers entered into by the parties provide that the Company's stockholders will have the right to receive, in exchange for each of their issued and outstanding shares of the Company's common stock (i) an amount of cash determined by dividing $76,700,000 by the number of shares ("Converted Shares") of the Company's common stock outstanding immediately prior to the effective time of the Merger (other than shares which are held by the Company, Alliance or their respective subsidiaries) ("Cash Consideration"), plus interest accruing at a rate of 5.5% per annum from May 3, 1996 to the effective time of the merger, (ii) a fraction of a share of common stock, $.10 par value, of Alliance ("Alliance Common Stock") having a value determined in accordance with the Merger Agreement of $.30 (the "Common Stock Consideration") and (iii) that number of shares (or fractions thereof) of 15% Non-Voting Junior Special Stock, Series B, $.10 par value, of Alliance (the "Series B Special Stock") having a value determined in accordance with the Merger Agreement equal to $11.40 less the Cash Consideration, plus dividends accruing at a rate of 15% per annum from May 3, 1996. The obligations of Alliance and the Company to consummate the Merger are subject to various conditions, including obtaining requisite regulatory approvals and Alliance's obtaining $150 million in financing on commercially reasonable terms, at least two-thirds of which must be in the form of bank debt, other debt having a term of at least four years or equity. In conjunction with the Merger Agreement, Alliance terminated its unsolicited tender offer and consent solicitation and withdrew its litigation against the Company and the Company withdrew its litigation against Alliance. The Company and Alliance have extended the unilateral termination date of the Merger Agreement until June 18, 1996.

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



  LONG-TERM DEBT AND LINES OF CREDIT



    Long-term debt and lines of credit consists of the following (in thousands):



                                                                      DECEMBER 31, 1995  MARCH 31, 1996
                                                                      -----------------  --------------
10 3/8% Senior Secured Notes due 1998, net of unamortized discount
 of $344 and $312...................................................     $    39,656       $   39,688
                                                                            --------     --------------
                                                                            --------     --------------
Other long-term debt:
  Wulff revolving lines of credit...................................     $    15,905       $   16,289
  Bally Gaming, Inc. revolving line of credit.......................           9,400            9,332
  Notes payable 5% to 12%...........................................           4,983            4,662
  Less current maturities...........................................         (14,957)         (24,678)
                                                                            --------     --------------
                                                                         $    15,331       $    5,605
                                                                            --------     --------------
                                                                            --------     --------------



  INCOME TAXES



    The Company's effective tax rate in the 1995 and 1996 periods differs from the U.S. statutory rate of 35% principally due to a higher effective tax rate on income earned in Germany and the lack of current tax benefits available for losses in the U.S.



  RESEARCH AND DEVELOPMENT



    Wulff, Gaming and Systems expense product research and development costs as incurred. Research and development costs were as follows (in thousands):



                                                                                        THREE MONTHS ENDED
                                                                                            MARCH 31,
                                                                                       --------------------
                                                                                         1995       1996
                                                                                       ---------  ---------
Wulff................................................................................  $     853  $     868
Gaming...............................................................................        971        877
Systems..............................................................................        473        502
                                                                                       ---------  ---------
                                                                                       $   2,297  $   2,247
                                                                                       ---------  ---------
                                                                                       ---------  ---------



  UNUSUAL CHARGES



    During the quarter ended March 31, 1996, the Company incurred approximately $1.0 million in legal, accounting, investment banking, public and investor relations and printing costs in connection with the pending Merger. All of these costs have been expensed as incurred.



  NET INCOME (LOSS) PER COMMON SHARE



    Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents outstanding totaling 10,751,299 and 10,805,262 for the three months ended March 31, 1995 and 1996, respectively.



  COMMITMENTS AND CONTINGENCIES



    In conjunction with sales by Gaming, with recourse to Gaming and/or the Company, of certain trade receivables to third parties, Gaming and/or the Company have guaranteed amounts due from various customers of approximately $16.7 million at March 31, 1996. It is possible that one or more of Gaming's customers whose obligation has been guaranteed by Gaming and/or the Company may be unable to make payments as such become due. In this case Gaming and/or the Company may become responsible for repayment of at least a portion of such amounts over the term of the receivables. At March 31, 1996, amounts due from one customer under three contracts totaling $3.7 million were past due and these amounts and subsequent installments have not been paid. In general, under the terms of these contracts, Gaming and/or the Company may be responsible for monthly payments of the outstanding obligations. The

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


third party holder of these contracts has not yet asserted demands under these contracts although such demands may be imminent. The Company intends to pursue a restructuring of the contracts although no assurance can be given that such a restructuring would be successfully negotiated. The outcome of this issue is not anticipated to have a material effect on the financial position, results of operations or cash flows of the Company. A provision for doubtful accounts of approximately $6.6 million on all receivables with recourse is included in the Company's allowance for doubtful accounts at March 31, 1996.



    During 1995, Wulff increased the amount of value added tax reserves by $1.0 million as a result of developments to date in an ongoing quadrennial audit of Wulff's returns for the years 1988 through 1991. While no written claim or assessment has been issued, the German tax authorities have orally proposed preliminary adjustments which range from $1.4 million (which has been accrued) to $5.0 million. The Company has accrued the liability as, based on current developments, the Company's estimate of the ultimate outcome and its experience in contesting these matters, it is probable that a liability has been incurred and a range of costs can be reasonably estimated. As the scope of the liability is better determined, there could be changes in the estimate of the ultimate liability. Management believes that the preliminary proposed adjustments are without merit and the ultimate results of the audit will not have a material adverse effect on the Company's financial position, results of operations or cash flows.



    In early 1995, the Governor of the State of New Mexico signed compacts with certain Indian tribes to permit casino gaming on tribal lands in New Mexico. These compacts went through appropriate federal approval processes and a number of casinos began operating. In July 1995 the Supreme Court of New Mexico found that the Governor did not have proper authority to sign the compacts. The Indian tribes have filed a lawsuit in federal court to seek resolution to this issue. Gaming and Systems had sold product to the Indian tribes prior to this ruling. At March 31, 1996, the Company has $4.6 million in accounts and notes receivable from an operator of two casinos for two different Indian tribes including $1.9 million of trade receivables sold to a third party with recourse to Gaming. This operator is currently four months ahead on payments. No provision for doubtful accounts for this customer has been included in the accompanying financial statements at March 31, 1996. Management believes the receivable is properly valued at March 31, 1996. As events change during 1996, management will reevaluate its estimate of the realizability of the receivable.



    On or about June 19, 1995, three purported class actions were filed in the Chancery Court of Delaware by Company stockholders against the Company and its directors (the "Fiorella, Cignetti and Neuman Actions"). The Fiorella and Neuman Actions in identical complaints alleged that the Company's directors had breached their fiduciary duties of good faith, fair dealing, loyalty and candor by approving the merger agreement with WMS Industries Inc. ("WMS Merger") instead of the unsolicited tender offer transaction proposed by Alliance
("Alliance Proposal"), by not properly exposing the Company for sale, and by failing to take all reasonable steps to maximize stockholder value. These actions sought injunctions to prevent the Company from proceeding with, consummating or closing the WMS Merger, and to rescind it should it be consummated, as well as compensatory damages. The Cignetti Action made similar allegations, and also alleged that the Company had in place a shareholders' right plan, commonly known as a "poison pill". The Cignetti Action sought an injunction requiring the Company to negotiate with all BONA FIDE parties or other potential acquirees or to conduct an unencumbered market check in a manner designed to maximize shareholder value and preventing the Company from implementing any unlawful barriers to the acquisition of the Company by any third party or taking other actions that would lessen its attractiveness as an acquisition candidate. The Cignetti Action also specifically requested an injunction barring triggering of the Company's alleged "poison pill" until full consideration was given to the Alliance Proposal (subsequently superseded by the execution of the Merger Agreement with Alliance) ("Alliance Merger"), and sought compensatory damages.



    Also on or about June 19, 1995, a purported class action was filed in the Delaware Court of Chancery by a Company stockholder against the Company and its directors and Alliance (the "Strougo Action"). The

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


Strougo Action alleged that the Alliance Proposal (subsequently superseded by the execution of the Alliance Merger Agreement) to acquire the Company stock was at a grossly unfair and inadequate price; that the Company's directors had breached their fiduciary duties by failing seriously to consider potential purchasers for the Company other than Alliance; and that the transaction proposed by Alliance was wrongful, unfair and harmful to the Company's public stockholders. The Strougo Action sought a declaration that defendants had breached their fiduciary duties; an injunction preventing the consummation of the Alliance transaction or requiring its rescission; an order requiring defendants to permit a stockholders' committee to participate in any process undertaken in connection with the sale of the Company; and compensatory damages.



    On or about July 6, 1995, the plaintiffs in the Fiorella, Cignetti, Neuman Actions and the Strougo Action (collectively, the "Stockholder Plaintiffs") filed with the Court a motion to consolidate the four actions.



    On or about July 27, 1995, certain of the Stockholder Plaintiffs filed an amended complaint (the "Amended Fiorella Action") that adopted certain allegations concerning self-dealing by the Company's directors in connection with the WMS Merger, added a claim relating to the Company's alleged failure to hold an annual meeting as required and added WMS as defendant. The Amended Fiorella Action also alleged that the Company intended, in violation of Delaware law, to sell Wulff without first seeking stockholder approval of the sale. The action sought an order enjoining defendants from proceeding with, consummating or closing the WMS Merger, or rescinding if it closed; preventing the sale of Wulff without prior stockholder approval; declaring invalid the Company's agreement to pay WMS a fee if the WMS Merger is terminated by the Company in certain circumstances; compelling an auction of the Company and the provision of due diligence to Alliance, scheduling an immediate meeting of the Company stockholders; and awarding compensatory damages. The Company believes these lawsuits to be without merit and intends to vigorously defend these actions.



    On October 23, 1995, WMS instituted a suit in New York State Court against the Company for the Company's failure to pay $4.8 million upon termination of the WMS Merger. The Company believes the lawsuit to be without merit and intends to vigorously defend this action. On November 22, 1995, the Company answered the complaint and brought counterclaims against WMS alleging that WMS repudiated and breached the WMS Merger by, among other things, failing to act in good faith toward the consummation of the WMS Merger, advising the Company that it would not perform as agreed but would impose new conditions on the WMS Merger, acting in excess of its authority and undermining the ability of the Company to perform the WMS Merger. On February 8, 1996 WMS moved for summary judgment. On April 2, 1996, the Company opposed WMS's motion for summary judgment and cross-moved for summary judgment. Pursuant to the Merger Agreement, Alliance has agreed to indemnify the directors and officers of the Company under certain circumstances.



    In June 1995, BEC asserted that a certain agreement between BEC and the Company (the "Non-compete Agreement") prohibits the use by the Company of the tradename "Bally" if it is merged with a company that is in the casino business within or without the United States and operates such business prior to January 8, 1999. The Company believes such a claim is entirely without merit since the restriction referred to expired on January 8, 1996 and in any event does not relate to the use of the "Bally" tradename, which is covered by the License Agreement. The restriction in the Non-compete Agreement will not have any impact on the combined company after the Merger since the effective time of the Alliance Merger contemplates a closing of the Alliance Merger after the restriction in the Non-compete Agreement lapses. BEC has not reasserted this position since it was informed by the Company in July 1995 that the restriction lapses on January 8, 1996. Consequently, the Company believes BEC has determined not to contest the Company's position.



    On February 16, 1996, the Company received notice from BEC alleging that the Company has violated the License Agreement by, among other things, granting to Marine Midland Business Loans, Inc. ("Marine Midland"), the lender which provides Bally Gaming, Inc.'s revolving line of credit, a security interest in

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


general intangibles. In such notice, BEC also stated that as a result of the foregoing, it was immediately terminating the License Agreement. The Company does not believe that it has violated the terms of the License Agreement and the Company will defend its position against BEC's claims.



    BEC has also asserted that its permission is required for use of the "Bally" tradename by any entity other than the Company and that the Merger would violate the terms of the License Agreement. The Company has denied these claims and believes that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of the License Agreement. The Company believes that no breach of such License Agreement is caused by the Alliance Merger and the use of the "Bally" tradename by the surviving corporation. In a letter dated November 9, 1995, BEC reasserted its position. On November 20, 1995, Alliance, the Alliance Merger Subsidiary and the Company commenced an action against BEC in Federal District Court in Delaware seeking a declaratory judgment, among other things, that the surviving company in the Alliance Merger will be permitted to use the "Bally" tradename in accordance with the terms of the License Agreement, and seeking injunctive relief (the "Alliance Action"). On November 28, 1995, BEC commenced an action against the Company, Bally Gaming, Inc., Alliance and the Alliance Merger Subsidiary in Federal District Court in New Jersey to enjoin the defendants from using the "Bally" tradename (the "BEC" Action). The BEC Action alleges that the Company's continued use of the tradename after the Alliance Merger will (1) constitute a prohibited assignment of the Company's rights to use the tradename and (2) exceed the scope of the license granted to the Company because the Company will be under the control of Alliance. Also on November 28, 1995, BEC filed a motion to dismiss, transfer to New Jersey, or stay the Alliance Action pending resolution of the BEC action. On December 15, 1995 BEC filed a motion to dismiss, transfer to New Jersey or stay the Alliance Action pending resolution of the BEC Action. On December 15, 1995, BEC filed a motion for a preliminary injunction in the BEC Action. At a hearing on January 17, 1996, the court declined to issue a preliminary injunction, but held BEC's motion in abeyance pending the defendant's motion to dismiss and for summary judgment, which defendants had filed on December 26, 1995. Thereafter the parties advised the court that they are negotiating a settlement of the BEC Action. On March 29, 1996, at the court's request, the parties entered into a consent order providing for the administrative dismissal of the BEC Action, subject to its reopening should the settlement not be consummated. If the parties do not agree on a settlement, the Company, Bally Gaming, Inc., Alliance and the Alliance Merger Subsidiary intend to vigorously defend their position in these actions.



    In 1994, after an intensive federal investigation of Gaming's former distributor, eighteen individuals were indicted on charges of racketeering and fraud against Gaming and the Louisiana regulatory system. Among those indicted were the former distributor's stockholders, directors, employees and others alleged to be associated with organized crime. Fifteen entered pleas of guilty before trial and the remaining three were convicted in October 1995. The Company, its subsidiaries and its current employees were not subject to such investigation.



    Prior to the conclusion of the federal criminal case, the Company's activities with regard to its former VLT distributor in Louisiana were the subject of inquiries by gaming regulators and a report by the New Jersey Division of Gaming Enforcement ("DGE") dated August 24, 1995. The New Jersey Casino Control Commission ("CCC") has indicated that it may hold a hearing on the matter, but no date has been set at this time. The New Jersey report makes no specific recommendations for action by the CCC. The gaming authorities in Ontario, Canada, who have investigated the matters, issued a gaming registration to the Company's subsidiary Bally Gaming, Inc. on February 8, 1996.



    The DGE's report is similar in many respects to one prepared by the President of the Louisiana Economic Development and Gaming Corporation ("LEDGC") in January 1995. Hearings on that report were held in January 1995. On February 7, 1995 the Board of Directors of the LEDGC found all of the allegations in its President's report to be without merit and granted a license to the Company and has announced that it will continue to monitor the Company's conduct in light of any further information disclosed as a result of the trial of the eighteen
defendants   (all   of   whom   have   now   pled,   or   been   found,  guilty)

                        BALLY GAMING INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


and other regulatory proceedings. In November 1995, the operator of the land-based casino in New Orleans filed for bankruptcy reorganization and ceased operations. That action resulted in the termination of funding for the LEDGC regulatory operation and shortly thereafter the Attorney General of Louisiana took control of the agency and effectively closed its operations. LEDGC's President and employees were dismissed. The foregoing occurred prior to completion of review of the Company's pending application.



    The Company believes that the information contained in the DGE's report does not differ in any material respect from the prior report to the LEDGC the conclusions of which were found to be without merit in February 1995. An adverse determination by a gaming regulator in any jurisdiction could result in the loss of the Company's ability to do business in that jurisdiction. Further regulatory scrutiny in other jurisdictions would be likely to follow. The Company would appeal any adverse finding, as was the case when the Company successfully appealed the LEDGC President's decision in January 1995.



    On September 25, 1995, the Company was named as defendant in a class action lawsuit filed in the United States District Court, District of Nevada, by Larry Schreier on behalf of himself and all others similarly situated (the "plaintiffs"). The plaintiffs filed suit against the Company and approximately 45 other defendants (each a "defendant," and collectively the "defendants"). Each defendant is involved in the gaming business as either a gaming machine manufacturer, distributor, or casino operator. The class action lawsuit arises out of alleged fraudulent marketing and operation of casino video poker machines and electronic slot machines. The plaintiffs allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce people in playing their gaming machines based on a false belief concerning how these machines actually operate as well as the extent to which there is actually an opportunity to win on any given play. The plaintiffs allege that the defendants' actions constitute violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO") and give rise to claims of common law fraud and unjust enrichment. The plaintiffs are seeking monetary damages in excess of one billion dollars, and are asking that any damage awards be trebled under applicable federal law. The Company believes the plaintiffs' lawsuit to be without merit and intends to vigorously defend these actions.



    While the ultimate results of the matters described above are not presently known, management does not expect that the results will have a material adverse effect on the Company's results of operations, financial position or cash flows.



    The Company and its subsidiaries are from time to time also subject to litigation incidental to the conduct of their business. The Company believes that the results of such litigation and other pending legal proceedings will not have a material adverse effect on the Company's financial position, results of operations or cash flows.



  CONDENSED CONSOLIDATING FINANCIAL STATEMENTS



    The following condensed consolidating financial statements are presented to provide information regarding Bally Gaming, Inc., as guarantor of the Senior Secured Notes, and Automaten and Vertriebs, because substantially all of the common stock of these entities is pledged as collateral for the Senior Secured Notes. The results herein are presented by each legal entity rather than by business segment as presented elsewhere in these financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations. Such business segment information for Gaming and Wulff includes an allocation of parent company revenues and expenses whereas the following condensed consolidating financial statements do not reflect these allocations to the subsidiaries. The condensed consolidating financial statements should be read in conjunction with the notes to the condensed consolidated financial statements provided herein, as well as the notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

                        BALLY GAMING INTERNATIONAL, INC.
                     CONDENSED CONSOLIDATING BALANCE SHEETS
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)



                                                         BALLY      BALLY                CONSOLIDATING  BALLY GAMING
                                          BALLY WULFF    WULFF     GAMING,                 AND OTHER    INTERNATIONAL,
                                           AUTOMATEN   VERTRIEBS     INC       PARENT     ADJUSTMENTS       INC.
                                          -----------  ---------  ---------  ----------  -------------  -------------

                 ASSETS
Current assets:
  Cash and cash equivalents.............   $   1,353   $   3,240  $     933  $   --       $   --         $     5,526
  Accounts and notes receivable, net of
   allowance for doubtful accounts of
   $19, $7,201 and $9,061 for Automaten,
   Vertriebs and Gaming.................       1,804      51,110     38,948       4,772        (9,458)        87,176
  Inventories, net:
    Raw materials and work-in-process...       4,974      --         11,092      --           --              16,066
    Finished goods......................       3,548      12,340     21,020      --            (1,383)        35,525
                                          -----------  ---------  ---------  ----------  -------------  -------------
                                               8,522      12,340     32,112      --            (1,383)        51,591
Other current assets....................       1,236       1,443        651         560            93          3,983
                                          -----------  ---------  ---------  ----------  -------------  -------------
  Total current assets..................      12,915      68,133     72,644       5,332       (10,748)       148,276
Long-term notes receivable, net of
 allowance for doubtful accounts of $48
 and $7,821 for Vertriebs and Gaming....      --           1,654      8,327      --           --               9,981
Long-term receivables from affiliate....      23,208      --         --          28,380       (51,588)       --
Property, plant and equipment, net......       1,332      12,057     12,070      --            (2,215)        23,244
Intangible assets, less accumulated
 amortization of $11,527, $94 and $2,099
 for Vertriebs, Gaming and Parent.......      --           6,089        156       4,569       --              10,814
Investment in subsidiaries..............      --          --         --          90,766       (90,766)       --
Other assets............................         332         561        113         497           498          2,001
                                          -----------  ---------  ---------  ----------  -------------  -------------
                                           $  37,787   $  88,494  $  93,310  $  129,544   $  (154,819)   $   194,316
                                          -----------  ---------  ---------  ----------  -------------  -------------
                                          -----------  ---------  ---------  ----------  -------------  -------------



                                  (Continued)

                        BALLY GAMING INTERNATIONAL, INC.
              CONDENSED CONSOLIDATING BALANCE SHEETS--(CONTINUED)
                               DECEMBER 31, 1995
                                 (IN THOUSANDS)



                                                         BALLY      BALLY                CONSOLIDATING  BALLY GAMING
                                          BALLY WULFF    WULFF     GAMING,                 AND OTHER    INTERNATIONAL,
                                           AUTOMATEN   VERTRIEBS     INC       PARENT     ADJUSTMENTS       INC.
                                          -----------  ---------  ---------  ----------  -------------  -------------

            LIABILITIES AND
          STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......................   $     557   $   6,386  $  19,342  $       31   $    (7,760)   $    18,556
  Accrued liabilities and other
   payables.............................       3,807       4,501      6,611       2,507           (20)        17,406
  Current maturities of long-term
   debt.................................      --          14,333        212         412       --              14,957
                                          -----------  ---------  ---------  ----------  -------------  -------------
    Total current liabilities...........       4,364      25,220     26,165       2,950        (7,780)        50,919
Long-term payables to affiliate.........      --          26,421     28,380      --           (54,801)       --
10 3/8% Senior Secured Notes due 1998,
 net of unamortized discount of $344          --          --         --          39,656       --              39,656
Other long-term debt, less current
 maturities.............................      --           4,721      9,435       1,175       --              15,331
Commitments and contingencies
Stockholders' equity:
  Preferred stock.......................      --          --         --          --           --             --
  Common stock..........................       2,638      15,142     --             108       (17,780)           108
  Additional paid-in-capital............      19,191       6,455     34,596      74,439       (66,336)        68,345
  Retained earnings (accumulated
   deficit)                                    2,155         286     (5,273)     11,969        (7,295)         1,842
  Cumulative translation adjustments....       9,439      10,249          7        (206)         (827)        18,662
  Unearned compensation.................      --          --         --            (547)      --                (547)
                                          -----------  ---------  ---------  ----------  -------------  -------------
    Total stockholders' equity..........      33,423      32,132     29,330      85,763       (92,238)        88,410
                                          -----------  ---------  ---------  ----------  -------------  -------------
                                           $  37,787   $  88,494  $  93,310  $  129,544   $  (154,819)   $   194,316
                                          -----------  ---------  ---------  ----------  -------------  -------------
                                          -----------  ---------  ---------  ----------  -------------  -------------

                        BALLY GAMING INTERNATIONAL, INC.
                     CONDENSED CONSOLIDATING BALANCE SHEETS
                                 MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                   BALLY       BALLY      BALLY                CONSOLIDATING  BALLY GAMING
                                                   WULFF       WULFF     GAMING,                 AND OTHER    INTERNATIONAL,
                                                 AUTOMATEN   VERTRIEBS    INC.       PARENT     ADJUSTMENTS       INC.
                                                -----------  ---------  ---------  ----------  -------------  -------------

                    ASSETS
Current assets:
  Cash and cash equivalents...................   $     502   $   2,626  $  (1,119) $   --       $   --         $     2,009
  Accounts and notes receivable, net of
   allowance for doubtful accounts of $30,
   $7,319 and $9,705 for Automaten, Vertriebs
   and Gaming.................................       2,890      48,566     35,951       5,331        (9,866)        82,872
  Inventories, net:
    Raw materials and work-in-process.........       5,295      --         12,047      --           --              17,342
    Finished goods............................       3,426      13,231     19,684      --            (1,722)        34,619
                                                -----------  ---------  ---------  ----------  -------------  -------------
                                                     8,721      13,231     31,731      --            (1,722)        51,961
  Other current assets........................       1,028       1,655        731         837           199          4,450
                                                -----------  ---------  ---------  ----------  -------------  -------------
      Total current assets....................      13,141      66,078     67,294       6,168       (11,389)       141,292
Long-term notes receivable, net of allowance
 for doubtful accounts of $66 and $7,821 for
 Vertriebs and Gaming.........................      --           2,052      7,644      --           --               9,696
Long-term receivables from affiliate..........      24,325      --         --          25,170       (49,495)       --
Property, plant and equipment; net............       1,149      12,703     11,866      --            (2,103)        23,615
Intangible assets, less accumulated
 amortization of $11,597, $100 and $2,348 for
 Vertriebs, Gaming and Parent.................      --           5,947        150       4,320       --              10,417
Investment in subsidiaries....................      --          --         --          90,766       (90,766)       --
Other assets..................................         313         524        113         449           517          1,916
                                                -----------  ---------  ---------  ----------  -------------  -------------
                                                 $  38,928   $  87,304  $  87,067  $  126,873   $  (153,236)   $   186,936
                                                -----------  ---------  ---------  ----------  -------------  -------------
                                                -----------  ---------  ---------  ----------  -------------  -------------



                                  (Continued)

                        BALLY GAMING INTERNATIONAL, INC.
              CONDENSED CONSOLIDATING BALANCE SHEETS--(CONTINUED)
                                 MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                                                                                  BALLY
                                                    BALLY       BALLY      BALLY                CONSOLIDATING     GAMING
                                                    WULFF       WULFF     GAMING                  AND OTHER    INTERNATIONAL
                                                  AUTOMATEN   VERTRIEBS    INC.       PARENT     ADJUSTMENTS       INC.
                                                 -----------  ---------  ---------  ----------  -------------  ------------

                LIABILITIES AND
             STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable.............................   $     831   $   5,637  $  16,365  $       31   $    (8,157)   $   14,707
  Accrued liabilities and other payables.......       4,315       3,891      6,045       1,907           100        16,258
  Current maturities of long-term debt.........      --          14,765      9,460         453       --             24,678
                                                 -----------  ---------  ---------  ----------  -------------  ------------
        Total current liabilities..............       5,146      24,293     31,870       2,391        (8,057)   $   55,643

Long-term payables to affiliate................      --          27,484     25,170      --           (52,654)       --
10 3/8% Senior Secured Notes due 1998, net of
 unamortized discount of $312..................      --          --         --          39,688       --             39,688
Other long-term debt, less current
   maturities..................................      --           4,578         15       1,012       --              5,605

Commitments and contingencies

Stockholders' equity:
  Preferred stock..............................      --          --         --          --           --             --
  Common stock.................................       2,638      15,142     --             108       (17,780)          108
  Additional paid-in-capital...................      19,191       6,455     34,596      74,439       (66,336)       68,345
  Retained earnings (accumulated deficit)......       3,546          87     (4,571)      9,931        (7,664)        1,329
  Cumulative translation adjustments...........       8,407       9,265        (13)       (206)         (745)       16,708
  Unearned compensation........................      --          --         --            (490)      --               (490)
                                                 -----------  ---------  ---------  ----------  -------------  ------------
  Total stockholders' equity...................      33,782      30,949     30,012      83,782       (92,525)       86,000
                                                 -----------  ---------  ---------  ----------  -------------  ------------
                                                  $  38,928   $  87,304  $  87,067  $  126,873   $  (153,236)   $  186,936
                                                 -----------  ---------  ---------  ----------  -------------  ------------
                                                 -----------  ---------  ---------  ----------  -------------  ------------

                        BALLY GAMING INTERNATIONAL, INC.
                     CONSOLIDATING STATEMENTS OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                                                                          BALLY
                                            BALLY       BALLY      BALLY               CONSOLIDATING     GAMING
                                            WULFF       WULFF     GAMING,                AND OTHER    INTERNATIONAL,
                                          AUTOMATEN   VERTRIEBS    INC.      PARENT     ADJUSTMENTS       INC.
                                         -----------  ---------  ---------  ---------  -------------  -------------
Revenues:
  Sales................................   $  18,742   $  31,186  $  33,991  $  --       $   (16,261)   $    67,658
  Other................................         282         732        127        335          (845)           631
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                             19,024      31,918     34,118        335       (17,106)        68,289
                                         -----------  ---------  ---------  ---------  -------------  -------------

Costs and expenses:
  Cost of sales........................      10,859      26,475     21,690     --           (15,524)        43,500
  Selling, general and
   administrative......................       2,292       5,782      7,387      1,533             4         16,998
  Provision for doubtful receivables...           9         130      1,015     --           --               1,154
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                             13,160      32,387     30,092      1,533       (15,520)        61,652
                                         -----------  ---------  ---------  ---------  -------------  -------------

Operating income (loss)................       5,864        (469)     4,026     (1,198)       (1,586)         6,637
Interest expense.......................      --             329      1,038      1,161          (795)         1,733
                                         -----------  ---------  ---------  ---------  -------------  -------------

Income (loss) before income taxes......       5,864        (798)     2,988     (2,359)         (791)         4,904
Provision (benefit) for income taxes...       2,677        (363)     1,048       (995)         (325)         2,042
                                         -----------  ---------  ---------  ---------  -------------  -------------

Net income (loss)......................   $   3,187   $    (435) $   1,940  $  (1,364)  $      (466)   $     2,862
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                         -----------  ---------  ---------  ---------  -------------  -------------

                        BALLY GAMING INTERNATIONAL, INC.
                     CONSOLIDATING STATEMENTS OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                                                                          BALLY
                                            BALLY       BALLY      BALLY               CONSOLIDATING     GAMING
                                            WULFF       WULFF     GAMING,                AND OTHER    INTERNATIONAL,
                                          AUTOMATEN   VERTRIEBS    INC.      PARENT     ADJUSTMENTS       INC.
                                         -----------  ---------  ---------  ---------  -------------  -------------
Revenues:
  Sales................................   $  12,947   $  28,025  $  28,311  $  --       $   (11,848)   $    57,435
  Other................................         143         751        335        671          (791)         1,109
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                             13,090      28,776     28,646        671       (12,639)        58,544
                                         -----------  ---------  ---------  ---------  -------------  -------------
Costs and expenses:
  Cost of sales........................       8,540      22,289     18,440     --           (11,512)        37,757
  Selling, general and
   administrative......................       2,009       6,032      7,503        959            23         16,526
  Provision for doubtful receivables...          12         360        619     --           --                 991
  Unusual charges......................      --          --             50        946       --                 996
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                             10,561      28,681     26,612      1,905       (11,489)        56,270
                                         -----------  ---------  ---------  ---------  -------------  -------------
Operating income (loss)................       2,529          95      2,034     (1,234)       (1,150)         2,274
Interest expense.......................      --             330        972      1,113          (750)         1,665
                                         -----------  ---------  ---------  ---------  -------------  -------------
Income (loss) before income taxes......       2,529        (235)     1,062     (2,347)         (400)           609
Provision (benefit) for income taxes...       1,138         (36)       360       (309)          (31)         1,122
                                         -----------  ---------  ---------  ---------  -------------  -------------
Net income (loss)......................   $   1,391   $    (199) $     702  $  (2,038)  $      (369)   $      (513)
                                         -----------  ---------  ---------  ---------  -------------  -------------
                                         -----------  ---------  ---------  ---------  -------------  -------------

                        BALLY GAMING INTERNATIONAL, INC.
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                       THREE MONTHS ENDED MARCH 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                      BALLY        BALLY       BALLY               CONSOLIDATING  BALLY GAMING
                                                      WULFF        WULFF      GAMING,                AND OTHER    INTERNATIONAL,
                                                    AUTOMATEN    VERTRIEBS     INC.      PARENT     ADJUSTMENTS       INC.
                                                   -----------  -----------  ---------  ---------  -------------  -------------

Cash flows from operating activities:
  Net income (loss)..............................   $   3,187    $    (435)  $   1,940  $  (1,364)   $    (466)    $     2,862
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating
   activities:
    Depreciation and amortization................         516          652         514        248         (490)          1,440
    Provision for doubtful receivables...........           9          130       1,015     --           --               1,154
    Provision for inventory valuation............      --           --             158     --           --                 158
    Changes in operating assets and
     liabilities.................................      (3,927)        (845)     (6,574)    (1,116)       1,667         (10,795)
  Other, net.....................................      --           --          --         --             (424)           (424)
                                                   -----------  -----------  ---------  ---------       ------    -------------
      Cash provided by (used in) operating
       activities................................        (215)        (498)     (2,947)    (2,232)         287          (5,605)
Cash flows from investing activities:
  Purchases of property, plant and equipment.....        (386)      (1,296)       (550)    --           --              (2,232)
  Proceeds from disposals of property, plant and
   equipment.....................................          11          399      --         --           --                 410
  Other..........................................      --           --          --         --             (286)           (286)
                                                   -----------  -----------  ---------  ---------       ------    -------------
      Cash used in investing activities..........        (375)        (897)       (550)    --             (286)         (2,108)
Cash flows from financing activities:
  Net changes in lines of credit                       --             (388)      2,592     --           --               2,204
  Repayments of long-term debt...................      --               (1)       (396)      (118)          (1)           (516)
  Change in payables to/receivables from
   affiliates....................................      --           (2,285)        (65)     2,350       --             --
                                                   -----------  -----------  ---------  ---------       ------    -------------
      Cash provided by (used in) financing
       activities................................      --           (2,674)      2,131      2,232           (1)          1,688
Effect of exchange rate changes on cash..........         132          648      --         --           --                 780
                                                   -----------  -----------  ---------  ---------       ------    -------------
Decrease in cash and cash equivalents............        (458)      (3,421)     (1,366)    --           --              (5,245)
Cash and cash equivalents, beginning of period...       1,362        7,487         355     --           --               9,204
                                                   -----------  -----------  ---------  ---------       ------    -------------
Cash and cash equivalents, end of period.........   $     904    $   4,066   $   1,011  $  --        $  --         $     3,959
                                                   -----------  -----------  ---------  ---------       ------    -------------
                                                   -----------  -----------  ---------  ---------       ------    -------------

                        BALLY GAMING INTERNATIONAL, INC.
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
                       THREE MONTHS ENDED MARCH 31, 1996
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                       BALLY       BALLY      BALLY                CONSOLIDATING   BALLY GAMING
                                                       WULFF       WULFF     GAMING,                 AND OTHER     INTERNATIONAL,
                                                     AUTOMATEN   VERTRIEBS    INC.      PARENT      ADJUSTMENTS        INC.
                                                    -----------  ---------  ---------  ---------  ---------------  -------------
Cash flows from operating activities:
  Net income (loss)...............................   $   1,391   $    (199) $     702  $  (2,038)    $    (369)      $    (513)
  Adjustments to reconcile net income (loss) to
   cash provided by (used in) operating
   activities:
    Depreciation an amortization..................         233         905        426        355           (21)          1,898
    Provision for doubtful receivables:...........          12         360        619     --            --                 991
    Provision for inventory valuation:............      --          --            538     --            --                 538
    Changes in operating assets and
     liabilities:.................................        (581)     (2,393)    (1,072)    (1,045)          792          (4,299)
  Other, net:.....................................      --               7        (20)    --              (359)           (372)
                                                    -----------  ---------  ---------  ---------         -----     -------------
      Cash provided by (used in) operating
       activities:................................       1,055      (1,320)     1,193     (2,728)           43          (1,757)

Cash flows from investing activities:
  Purchase of property, plant and equipment.......         (82)     (2,428)      (223)    --            --              (2,733)
  Proceeds from disposals of property, plant and
   equipment......................................      --             554     --         --            --                 554
  Other...........................................      --               3          1     --               (43)            (39)
                                                    -----------  ---------  ---------  ---------         -----     -------------
      Cash used in investing activities...........         (82)     (1,871)      (222)    --               (43)         (2,218)

Cash flows from financing activities:
  Net change in lines of credit...................      --             885        (68)    --            --                 817
  Repayments of long-term debt....................      --          --           (104)      (123)       --                (227)
  Change in payables to/receivables from
   affiliates.....................................      (1,787)      1,787     (2,851)     2,851        --              --
                                                    -----------  ---------  ---------  ---------         -----     -------------
      Cash provided by (used in) financing
       activities.................................      (1,787)      2,672     (3,023)     2,728        --                 590

Effect of exchange rate changes on cash...........         (37)        (95)    --         --            --                (132)
                                                    -----------  ---------  ---------  ---------         -----     -------------
Decrease in cash and cash equivalents.............        (851)       (614)    (2,052)    --            --              (3,517)
Cash and cash equivalents, beginning of period....       1,353       3,240        933     --            --               5,526
                                                    -----------  ---------  ---------  ---------         -----     -------------
Cash and cash equivalents, end of period..........   $     502   $   2,626  $  (1,119) $  --         $  --           $   2,009
                                                    -----------  ---------  ---------  ---------         -----     -------------
                                                    -----------  ---------  ---------  ---------         -----     -------------

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
                      [THIS PAGE INTENTIONALLY LEFT BLANK]

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Incorporation by Reference...............................................   ii
Prospectus Summary.......................................................    1
Risk Factors.............................................................   19
The Merger and Related Financings........................................   28
Use of Proceeds..........................................................   30
Dividend Policy..........................................................   31
Capitalization...........................................................   31
Unaudited Pro Forma Condensed Combined Financial Information.............   33
Notes To Unaudited Pro Forma Condensed Combined Financial Information....   37
Supplemental Analysis of Adjusted Operating Cash Flow....................   42
Forecast of Operations...................................................   44
Summary of Significant Assumptions and Accounting Policies for the
 Forecast................................................................   47
Selected Historical Financial Information of Alliance....................   57
Selected Historical Financial Information of BGII........................   59
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................   61
Business.................................................................   78
Gaming Regulation and Licensing..........................................   97
Management...............................................................  107
Security Ownership of Certain Beneficial Holders and Management..........  110
Certain Relationships and Related Transactions...........................  114
Description of Certain Other Indebtedness................................  115
Description of the Senior Secured Notes..................................  117
Description of Capital Stock.............................................  140
Material Federal Income Tax Consequences to Holders of Preferred Stock...  144
Underwriting.............................................................  147
Legal Matters............................................................  148
Experts..................................................................  148
Available Information....................................................  149
Index to Financial Statements............................................  F-1


                                     [LOGO]



$140,000,000                                     % SENIOR SECURED NOTES DUE 2003



                       $15,000,000 15% NON-VOTING SENIOR
                                  PAY-IN-KIND


                            SPECIAL STOCK, SERIES B


                                   PROSPECTUS

                           JEFFERIES & COMPANY, INC.


                      WASSERSTEIN PERELLA SECURITIES, INC.


                         LADENBURG, THALMANN & CO. INC.


                                 June   , 1996

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
                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby is as follows:


Securities and Exchange Commission registration fee.............  $  48,276
Blue Sky fees and expenses......................................     10,000
NASD fee........................................................     14,500
Legal fees and expenses.........................................    616,000
Accounting fees and expenses....................................    375,000
Printing and engraving expenses.................................    375,000
Trustee and Registrar fees......................................      5,000
Miscellaneous...................................................    125,000
                                                                  ---------
    Total.......................................................  $1,568,776


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article VI of the Company's Articles of Incorporation limits the liability of the Company's directors and officers. It provides that a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. It also provides that any repeal or modification of the foregoing provision of the stockholders of the Company will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer of the Company existing at the time of such repeal or modification.

    Section 78.300 of the Nevada Revised Statutes provides:

        1. The directors of a corporation shall not make dividends or other distributions to stockholders except as provided by such section.

        2. In case of any willful or grossly negligent violation of the provisions of such section, the directors under whose administration the violation occurred, except those who caused their dissent to be entered upon the minutes of the meeting of the directors at the time, or who not then being present caused their dissent to be entered on learning of such action, are jointly and severally liable, at any time within 3 years after each violation, to the corporation, and, in the event of its dissolution or insolvency, to its creditors at the time of the violation, or any of them, to the lesser of the full amount of the dividend made or of any loss sustained by the corporation by reason of the dividend or other distribution to stockholders.

    However,   Section  78.751  of  the  Nevada  Revised  Statutes  permits  the
Registrant to indemnify its directors and officers as follows:

        1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except any action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

        2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

        4. Any indemnification under subsections 1 and 2, unless offered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

               (a) By the stockholders;

               (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

               (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

               (d) If a quorum of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion.

        5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------

       1.1          --  Form of Preferred Stock Underwriting Agreement (incorporated herein by reference to Alliance's Form S-2, Registration Number 333-02145, and
                        subsequent amendments thereto).
      *1.2          --  Form of Senior Secured Note Underwriting Agreement.
       2.1          --  Agreement and Plan of Merger among Alliance, BGII Acquisition Corp. and BGII, dated as of October 18, 1995, as amended and restated (incorporated herein by reference to Alliance's Form S-4, Registration Number 333-02799, and
                        subsequent amendments thereto).
       2.2          --  Basic Agreement, dated as of October 29, 1993, among United Gaming, Inc., The
                        Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel, and
                        exhibits thereto (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
       2.3          --  Letter Agreement, dated as of November 5, 1993, among United Gaming, Inc.,
                        Capital Gaming International, Inc., I.G. Davis, Jr. and John E. Dell, with exhibits thereto (incorporated herein by reference to Alliance's Form 8-K dated November 5, 1993).
       2.4          --  Consolidation Agreement, dated March 29, 1995 among Alliance, United Gaming
                        Rainbow, Inc., RCC, RCVP, NGM, HFS, National Gaming Corporation, Rainbow
                        Development Corporation and Leigh Seippel and John A. Barrett, Jr.
                        (incorporated herein by reference to Alliance's Form 8-K dated March 29,
                        1995).
       2.5          --  Offer to Purchase Common Shares of Bally Gaming International, Inc., dated
                        July 28, 1995 (incorporated herein by reference to Alliance's Schedule 14D-1 and Schedule 13D dated July 28, 1995).
       3.1          --  Restated Articles of Incorporation of the Registrant, as amended (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990, and
                        subsequent amendments thereto).
       3.2          --  Revised By-Laws of the Registrant (incorporated herein by reference to
                        Alliance's Form 10-K for the year ended June 30, 1994).
       4.1          --  Certificate of Designations, Preferences and Relative, Participating, Optional
                        and Other Special Rights of Special Stock and Qualifications, Limitations and
                        Restrictions thereof of 15% Non-Voting Senior Pay-in-Kind Special Stock,
                        Series B (incorporated herein by reference to Alliance's Form S-4,
                        Registration Number 333-01527, and subsequent amendments thereto).
       4.2          --  Form of Certificate evidencing 15% Non-Voting Senior Pay-in-Kind Special
                        Stock, Series B (incorporated herein by reference to Alliance's Form S-4,
                        Registration Number 333-01527, and subsequent amendments thereto).
       4.3          --  Common Stock Purchase Warrant issued to Alfred H. Wilms upon execution of his loan commitment with Video Services, Inc. (incorporated herein by reference to
                        Alliance's Form 8-K dated March 31, 1992).
       4.4          --  Indenture, dated as of September 14, 1993, between United Gaming, Inc. and
                        NationsBank of Texas, N.A., as Trustee in respect of Alliance's 7 1/2%
                        Convertible Subordinated Debentures due 2003 (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990, and subsequent amendments thereto).
       4.5          --  Form of 7-1/2% Convertible Subordinated Debenture due 2003 (included in
                        Exhibit 4.5, above).
       4.6          --  Registration Rights Agreement, dated as of September 21, 1993, by and among
                        United Gaming, Inc., Donaldson Lufkin & Jenrette Securities Corporation,
                        Oppenheimer & Co., Inc. and L.H. Friend, Weinress & Frankson, Inc.
                        (incorporated herein by reference to Alliance's Form S-2, Registration Number
                        33-72990, and subsequent amendments thereto).

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      *4.7          --  Form of Senior Secured Note Indenture (including form of Senior Secured Note and Guarantee).
      *4.8          --  Form of Collateral Documents.
       4.9          --  Certificate of Designations, Preferences and Relative, Participating, Optional
                        and Other Special Rights of Special Stock and Qualifications, Limitations and
                        Restrictions thereof of 11 1/2% Non-Voting Junior Convertible Pay-in-Kind
                        Special Stock, Series E (incorporated herein by reference to Alliance's
                        Schedule E-4 (Amendment No. 1) dated May 9, 1996).
       4.10         --  Form of Indenture between Alliance and The Bank of New York, as Trustee in respect of Alliance's 7 1/2% Convertible Senior Subordinated Debentures due
                        2003 (incorporated herein by reference to Alliance's Schedule E-4 (Amendment
                        No. 1) dated May 9, 1996).
      *5.1          --  Opinion of Milbank, Tweed, Hadley & McCloy as to legality of the Senior
                        Secured Notes being registered.
      10.1          --  Loan and Warrant Agreement dated March 24, 1992 between United Gaming, Inc.,
                        Video Services, Inc. and Alfred H. Wilms (incorporated herein by reference to
                        Alliance's Form 8-K dated March 31, 1992).
      10.2          --  Lease, dated August 3, 1988, as amended April 6, 1989, from Walter Schwartz to
                        Alliance for Alliance's corporate headquarters building at 4380 Boulder
                        Highway, Las Vegas, Nevada (incorporated herein by reference to Alliance's
                        Form 10-K for the year ended June 30, 1989).
      10.3          --  Employment Agreement between United Gaming, Inc. and John W. Alderfer
                        (incorporated herein by reference to Alliance's Form 10-Q for the quarter ended March 31, 1993).
      10.4          --  Amendment to Employment Agreement between United Gaming, Inc. and John W.
                        Alderfer (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1994).
      10.5          --  Letter Agreement dated June 25, 1993 among United Gaming, Inc. and
                        Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment Corporation
                        and, as to certain provisions, Alfred H. Wilms, including Exhibit A (Form of
                        Securities Purchase Agreement), Exhibit B (Form of Stockholders Agreement),
                        Exhibit C (Form of Certificate of Designations of Non-Voting Junior
                        Convertible Preferred Stock), Exhibit D (Form of Warrant Agreement), and
                        Exhibit E (Form of press release) thereto (incorporated herein by reference to
                        Alliance's Form 8-K dated June 25, 1993).
      10.6          --  Advisory Agreement, dated June 25, 1993 among United Gaming, Inc., Gaming
                        Systems Advisors, L.P. and, as to certain provisions, Mr. Alfred H. Wilms, including Exhibit A (Form of Warrant Agreement) and Exhibit B (Form of press release) thereto (incorporated herein by reference to Alliance's Form 8-K dated June 25, 1993).
      10.7          --  United Gaming, Inc. 1991 Long-Term Incentive Stock Option Plan (incorporated herein by reference to Alliance's Form S-8 Registration Number 33-45811 and
                        Registration Number 33-75308).
      10.8          --  Gaming and Technology, Inc. 1984 Employee Stock Option Plan (incorporated herein by reference to Alliance's Form S-8 Registration Number 2-98777).
      10.9          --  Agreement, dated as of September 14, 1993, by and among United Gaming, Inc.,
                        Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment Corporation,
                        Gaming Systems Advisors, L.P. and Alfred H. Wilms (incorporated herein by reference to Alliance's Form 8-K dated September 21, 1993).
      10.10         --  Warrant Agreement, dated as of September 21, 1993, by and between United
                        Gaming, Inc. and Kirkland-Ft. Worth Investment Partners, L.P. relating to warrants to purchase 2.75 million shares of Common Stock (incorporated herein by reference to Alliance's Form 8-K dated September 21, 1993).

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      10.11         --  Warrant Agreement, dated as of September 21, 1993, by and between United
                        Gaming, Inc. and Gaming Systems Advisors, L.P. relating to warrants to purchase 1.25 million shares of Common Stock (incorporated herein by reference to Alliance's Form 8-K dated September 21, 1993).
      10.12         --  Stockholders Agreement, dated as of September 21, 1993, by and among United
                        Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P., Kirkland
                        Investment Corporation, Gaming Systems Advisors, L.P. and Alfred H. Wilms
                        (incorporated herein by reference to Alliance's Form 8-K dated September 21,
                        1993).
      10.13         --  Amendment to Stockholders Agreement dated as of October 20, 1994 (incorporated herein by reference to Alliance's Form S-8 Registration Number 33-45811 and
                        Registration Number 33-75308).
      10.14         --  Selling Stockholder Letter Agreement dated as of March 20, 1995 (incorporated herein by reference to Alliance's Form S-3 Registration Number 33-58233).
      10.15         --  Securities Purchase Agreement, dated as of September 21, 1993, by and among
                        United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P. and Kirkland
                        Investment Corporation (incorporated herein by reference to Alliance's Form
                        8-K dated September 21, 1993).
      10.16         --  Executive Severance Agreement with Shannon L. Bybee dated July 15, 1993
                        (incorporated herein by reference to Alliance's Form 10-Q dated September 30,
                        1993).
      10.17         --  Amendment to Executive Severance Agreement with Shannon L. Bybee dated July
                        15, 1993 (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1994).
      10.18         --  Secured Promissory Note, dated as of October 29, 1993, from John A. Barrett,
                        Jr. and Leigh Seippel to United Gaming, Inc. (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
      10.19         --  Escrow Agreement, dated as of October 29, 1993, among United Gaming, Inc., The
                        Rainbow Casino Corporation, John A. Barrett, Jr., Leigh Seippel and Butler,
                        Snow, O'Mara, Stevens & Cannada (incorporated herein by reference to
                        Alliance's Form 8-K dated October 29, 1993).
      10.20         --  Pledge Agreement, dated as of October 29, 1993, among United Gaming, Inc. (as secured party) and The Rainbow Casino Corporation, John A. Barrett, Jr. and
                        Leigh Seippel (as pledgors) (incorporated herein by reference to Alliance's
                        Form 8-K dated October 29, 1993).
      10.21         --  Management Agreement, dated as of October 29, 1993, among Rainbow Casino-
                        Vicksburg Partnership, L.P., The Rainbow Casino Corporation and Mississippi
                        Ventures, Inc., as manager (incorporated herein by reference to Alliance's
                        Form 8-K dated October 29, 1993).
      10.22         --  Letter Agreement, dated as of December 10, 1993, among United Gaming, Inc.,
                        Capital Gaming International, Inc. and I.G.Davis, Jr. (incorporated herein by reference to Alliance's Form 8-K dated December 10, 1993).
      10.23         --  Loan and Security Agreement, dated as of August 2, 1993, between United
                        Gaming, Inc., Alfred H. Wilms and Video Services, Inc. (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.24         --  Warrant Agreement, dated as of August 2, 1993, between United Gaming, Inc. and
                        Alfred H. Wilms (incorporated herein by reference to Alliance's Form S-2,
                        Registration Number 33-72990 and subsequent amendments thereto).
      10.25         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between United
                        Gaming, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation
                        (incorporated herein by reference to Alliance's Form S-2, Registration Number
                        33-72990 and subsequent amendments thereto).

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      10.26         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between United
                        Gaming, Inc. and Oppenheimer & Co. Inc. (incorporated herein by reference to
                        Alliance's Form S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.27         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between United
                        Gaming, Inc. and L.H. Friend, Weinress & Frankson, Inc. (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990 and
                        subsequent amendments thereto).
      10.28         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between United
                        Gaming, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation
                        (incorporated herein by reference to Alliance's Form S-2, Registration Number
                        33-72990 and subsequent amendments thereto).
      10.29         --  Consulting Agreement, dated as of November 8, 1993, between David A. Scheinman and United Gaming, Inc. (incorporated herein by reference to Alliance's Form
                        S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.30         --  Letter Agreement, dated as of March 3, 1994, by and among United Native
                        American Gaming, Inc., USA Gaming of Native America, Inc., USA Gaming, Inc.
                        and others (incorporated herein by reference to Alliance's Form 8-K dated
                        March 7, 1994).
      10.31         --  Letter Agreement, dated as of February 25, 1994, among United Gaming, Inc.,
                        The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel
                        (incorporated herein by reference to Alliance's Form 8-K dated March 15,
                        1994).
      10.32         --  Letter Agreement, dated as of June 29, 1994, among United Gaming, Inc., The
                        Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel, consented to by HFS Gaming Corporation (incorporated herein by reference to Alliance's
                        Form 8-K dated August 11, 1994).
      10.33         --  Letter Agreement, dated as of July 16, 1994, among United Gaming, Inc., The
                        Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel, consented to by HFS Gaming Corporation (incorporated herein by reference to Alliance's
                        Form 8-K dated August 11, 1994).
      10.34         --  Second Amendment to Casino Financing Agreement, dated as of August 11, 1994, among United Gaming, Inc., United Gaming Rainbow, Inc., Rainbow
                        Casino-Vicksburg Partnership, L.P., The Rainbow Casino Corporation, John A.
                        Barrett, Jr., Leigh Seippel and HFS Gaming Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.35         --  Partnership Agreement of Rainbow Casino-Vicksburg Partnership, L.P., dated as of July 8, 1994 (incorporated herein by reference to Alliance's Form 8-K dated
                        August 11, 1994).
      10.36         --  Second Amended and Restated Agreement of Limited Partnership, dated March 29,
                        1995, between United Gaming Rainbow and RCC (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.37         --  Promissory Note, dated as of July 16, 1994, from United Gaming Rainbow, Inc.
                        to The Rainbow Casino Corporation (incorporated herein by reference to
                        Alliance's Form 8-K dated August 11, 1994).
      10.38         --  Pledge Agreement, dated as of July 16, 1994, from United Gaming Rainbow, Inc.
                        to The Rainbow Casino Corporation (incorporated herein by reference to
                        Alliance's Form 8-K dated August 11, 1994).
      10.39         --  Promissory Note, dated as of July 16, 1994, from John A. Barrett, Jr. and
                        Leigh Seippel to United Gaming, Inc. (incorporated herein by reference to
                        Alliance's Form 8-K dated August 11, 1994).

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      10.40         --  Escrow Agreement, dated as of August 11, 1994, among United Gaming Rainbow,
                        Inc., The Rainbow Casino Corporation, John A. Barrett, Jr., Leigh Seippel and
                        Butler, Snow, O'Mara, Stevens & Cannada, together with Agreement dated
                        February 7, 1994, as amended July 11, 1994 between Rainbow Casino-Vicksburg
                        Partnership, L.P. and the City of Vicksburg, Mississippi (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.41         --  Employment Agreement between United Gaming, Inc. and Johnann McIlwain
                        (incorporated herein by reference to Alliance's Form 10-K for the year ended
                        June 30, 1994).
      10.42         --  Settlement Agreement, dated December 4, 1994, by and among Alliance, United
                        Gaming of Iowa, Inc., GDREC and Joseph and Paula Zwack (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.43         --  Employment Agreement, dated August 15, 1994, between Alliance and Steve
                        Greathouse (incorporated herein by reference to Alliance's Form S-3,
                        Registration Number 33-58233).
      10.44         --  Warrant Agreement, dated August 15, 1994, between Alliance and Steven
                        Greathouse (incorporated herein by reference to Alliance's Form S-3,
                        Registration Number 33-58233).
      10.45         --  Agreement, dated September 1, 1994, between Alliance and Craig Fields
                        (incorporated herein by reference to Alliance's Form S-3, Registration Number
                        33-58233).
      10.46         --  Warrant Agreement, dated September 1, 1994, between Alliance and Craig Fields
                        (incorporated herein by reference to Alliance's Form S-3, Registration Number
                        33-58233).
      10.47         --  Agreement, dated March 20, 1995, between Alliance and Joel Kirschbaum
                        (incorporated herein by reference to Alliance's Form S-3, Registration Number
                        33-58233).
      10.48         --  Letter Agreement, dated March 29, 1995, among United Gaming Rainbow, RCC,
                        Leigh Seippel, John A. Barrett, Jr. and Butler, Snow, O'Mara, Stevens &
                        Cannada (incorporated herein by reference to Alliance's Form 8-K dated March
                        29, 1995).
      10.49         --  Class A Note Payable, dated March 29, 1995, issued by RCVP to United Gaming
                        Rainbow (incorporated herein by reference to Alliance's Form 8-K dated March
                        29, 1995).
      10.50         --  Class B Note Payable, dated March 29, 1995, issued by RCVP to United Gaming
                        Rainbow (incorporated herein by reference to Alliance's Form 8-K dated March
                        29, 1995).
      10.51         --  Class B Note Payable, dated March 29, 1995, issued by RCVP to National Gaming
                        Mississippi, Inc. (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.52         --  Release, dated March 29, 1995, by United Gaming Rainbow and Alliance and their affiliates of RCC, Rainbow Development Corporation, John A. Barrett, Jr. and
                        Leigh Seippel and their affiliates (other than RCVP) (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.53         --  Release, dated March 29, 1995, by RCC, Rainbow Development Corporation, John
                        A. Barrett, Jr. and Leigh Seippel and their affiliates (other than RCVP) of
                        United Gaming Rainbow and Alliance and their affiliates (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
     *10.54         --  Agreement, dated March 31, 1995 between Anthony DiCesare and Alliance Gaming
                        Corporation.

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      10.55         --  Trademark License Agreement, dated November 11, 1991 between Bally
                        Manufacturing Corporation and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(i)(d) included in BGII's Annual Report on
                        Form 10-K for the fiscal year ended December 31, 1991).
      10.56         --  Amended and Restated Trademark License Agreement, dated July 8, 1992, by and between Bally Gaming International, Inc. and Bally Manufacturing Corporation
                        (incorporated herein by reference to exhibit 10(i)(d) included in BGII's
                        Registration Statement on Form S-1 No. 33-48347 filed on July 9, 1992).
      10.57         --  Agreement, dated January 8, 1993 by and between Bally Gaming International,
                        Inc. and Bally Manufacturing Corporation (incorporated herein by reference to exhibit 10(i)(p) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1992).
      10.58         --  Second Amendment to Trademark License Agreement and Settlement Agreement,
                        dated March 31, 1995, by and between Bally Entertainment Corporation and Bally
                        Gaming International, Inc. (incorporated herein by reference to Exhibit I, included in BGII's Current Report on Form 8-K dated April 3, 1995).
      10.59         --  1991 Incentive Plan of Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(a) included in BGII's Registration Statement
                        No. 33-42227 on Form S-1, effective November 8, 1991).
      10.60         --  Amendment No. 1 to the 1991 Incentive Plan of Bally Gaming International, Inc.
                        effective February 6, 1992 (incorporated herein by reference to exhibit
                        10(iii)(b) included in BGII's Registration Statement No. 33-42227 on Form S-1
                        effective November 1, 1991).
      10.61         --  Amendment No. 2 to 1991 Incentive Plan of Bally Gaming International Inc.
                        (incorporated herein by reference to exhibit 99(e) included in BGII's
                        Registration Statement No. 33-71154 on Form S-3 filed on November 1, 1993).
      10.62         --  1991 Non-Employee Directors' Option Plan of Bally Gaming International, Inc.
                        (incorporated herein by reference to exhibit 10(iii)(f) included in BGII's
                        Annual Report on Form 10-K for the fiscal y ear ended December 31, 1991).
      10.63         --  Amendment No. 1 to the 1991 Non-Employee Directors' Option Plan of Bally
                        Gaming International, Inc. (incorporated herein by reference to exhibit
                        10(iii)(g) included in BGII's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
      10.64         --  Bally Gaming International, Inc. 1992 Restricted Stock Performance Plan
                        (incorporated herein by reference to exhibit 99(d) included in BGII's
                        Registration Statement on Form S-3 filed on November 1, 1993).
      10.65         --  Award Agreement (Performance Units), dated June 8, 1994, by and between
                        Richard Gillman and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(g) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).
      10.66         --  Award Agreement (Performance Units), dated June 8, 1994, by and between Hans
                        Kloss and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(h) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).
      10.67         --  Award Agreement (Performance Units), dated June 8, 1994, by and between Neil
                        Jenkins and Bally Gaming International, Inc.(incorporated herein by reference to exhibit 10(iii)(i) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).
      10.68         --  Bally Gaming International, Inc. 1994 Stock Option Plan for Non-Employee
                        Directors, as amended (incorporated herein by reference to exhibit 10(iii)(k)
                        included in BGII's Annual Report on Form 10-K for the period ended December
                        31, 1994).

     EXHIBIT NO.                                         DESCRIPTION
- ----------------------  ------------------------------------------------------------------------------
      10.69         --  Employment Agreement, effective January 1, 1993, between Bally Gaming
                        International, Inc. and Richard Gillman (incorporated herein by reference to exhibit 10(iii)(j) included in BGII's Annual Report on Form 10-K for the fiscal year ended December 31, 1992).
      10.70         --  Amendment, dated June 8, 1994, to the Employment Agreement, effective as of
                        January 1, 1993, between Richard Gillman and Bally Gaming International, Inc.
                        (incorporated herein by reference to exhibit 10(iii)(m) included in BGII's
                        Annual Report on Form 10-K for the period ended December 31, 1994).
      10.71         --  Employment Agreements, as amended, between Hans Kloss and each of Bally Wulff
                        Automaten GmbH and Bally Wulff Vertriebs GmbH (incorporated herein by reference to exhibit 10(iii)(b) included in BGII's Registration Statement No.
                        33-42227 on Form S-1, effective November 8, 1991).
      10.72         --  Third Amendments, dated June 2, 1993, to Employment Agreements between Hans
                        Kloss and each of Bally Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH
                        (incorporated herein by reference to exhibit 99(c) included in BGII's
                        Registration Statement No. 33-71154 on Form S-3 filed on November 1, 1993).
      10.73         --  Employment Agreement, effective as of May 15, 1993, between Bally Gaming
                        International, Inc., Bally Gaming, Inc. and Hans Kloss (incorporated herein by reference to exhibit 99(b) included in BGII's Registration Statement No.
                        33-71154 on Form S-3 filed on November 1, 1993).
      10.74         --  Amendment, dated June 8, 1994, to the Employment Agreement effective as of May
                        15, 1993, between Hans Kloss and Bally Gaming International, Inc.
                        (incorporated herein by reference to exhibit 10(iii)(q) included in BGII's
                        Annual Report on Form 10-K for the period ended December 31, 1994).
      10.75         --  Employment Agreement, dated June 30, 1994, between Neil Jenkins and Bally
                        Gaming International, Inc. (incorporated herein by reference to exhibit
                        10(iii)(r) included in BGII's Annual Report on Form 10-K for the period ended
                        December 31, 1994).
      10.76         --  Employment Agreement, dated as of March 24, 1995, between Scott D.
                        Schweinfurth and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(z) included in BGII's Annual Report on Form
                        10-K/A for the period ended December 31, 1994).
     *10.77         --  Third Amendment to Trademark License Agreement and Settlement Agreement, dated
                        May 10, 1996, by and between Bally Entertainment Corporation, Alliance Gaming
                        Corporation and BGII Acquisition Corp.
     *12            --  Statement re computation of ratios.
     *23.1          --  Consent of KPMG Peat Marwick LLP.
     *23.2          --  Consent of Coopers & Lybrand L.L.P.
     *23.3          --  Consent of Milbank, Tweed, Hadley & McCloy (included in its opinion filed as
                        Exhibit 5).
      24            --  Power of Attorney (included on signature page).
     *25            --  Statement of Eligibility of Trustee.


- ------------------------

* Filed herewith.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

    (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective.

    (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, Alliance Gaming Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.


                                    ALLIANCE GAMING CORPORATION

                                    By: /s/ JOHN W. ALDERFER
                                    --------------------------------------------
                                    Name: John W. Alderfer
                                    Title: Senior Vice President--Finance and
                                        Administration, Chief Financial Officer
                                        and Treasurer

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.


                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*                   Chairman of the Board of Directors,
     -------------------------------------------         President and Chief Executive Officer     May 24, 1996
                   Steve Greathouse                      (Principal Executive Officer)

                                                        Senior Vice President-Finance and
                 /s/ JOHN W. ALDERFER                    Administration, Chief Financial Officer
     -------------------------------------------         and Treasurer (Principal Financial and    May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                /s/ ANTHONY DICESARE*
     -------------------------------------------        Director and Executive Vice                May 24, 1996
                   Anthony DiCesare                      President-Development

     -------------------------------------------        Director (Vice Chairman of the Board)      May 24, 1996
                   Dr. Craig Fields

                 /s/ JOEL KIRSCHBAUM*
     -------------------------------------------        Director                                   May 24, 1996
                   Joel Kirschbaum

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms

                  /s/ DAVID ROBBINS*
     -------------------------------------------        Director                                   May 24, 1996
                    David Robbins


*By: /s/ JOHN W. ALDERFER
- -----------------------------------------
    John W. Alderfer,
    as Attorney-in-fact

    The Registrant and each person whose signature appears below hereby authorizes John W. Alderfer, David D. Johnson, Steve Greathouse and Anthony DiCesare (the "Agents") to file one or more amendments (including post-effective amendments) to this registration statement, which amendments may make such changes in this registration statement as such Agent deems appropriate, and to file any new registration statement (and any post-effective amendment thereto) which registers additional securities of the same classes and for the same offering as this registration statement in accordance with Rule 462(b) under the Securities Act (each, a "462(b) Registration Statement"), and the Registrant and each such person hereby appoints each such Agent as attorney-in-fact to execute in the name and on behalf of the Registrant and each such person, individually and in each capacity stated below, any such amendments to this registration statement and any such 462(b) Registration Statements.



                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Alliance Holding Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          ALLIANCE HOLDING COMPANY



                                          By: /s/ STEVE GREATHOUSE


                                          --------------------------------------

                                          Name: Steve Greathouse
                                          Title: President/Treasurer/Director



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                 /s/ STEVE GREATHOUSE                   Director, President and Treasurer
     -------------------------------------------         (Principal Executive Officer, Financial   May 24, 1996
                   Steve Greathouse                      and Accounting Officer)

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, BGII Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          BGII ACQUISITION CORP.



                                          By: /s/ STEVE GREATHOUSE*


                                          --------------------------------------

                                          Name: Steve Greathouse
                                          Title: President/Treasurer/Director



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*                   Director, President and Treasurer
     -------------------------------------------         (Principal Executive Officer, Financial   May 24, 1996
                   Steve Greathouse                      and Accounting Officer)



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, APT Games, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          APT GAMES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        Director and President                     May 24, 1996
                   Steve Greathouse                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Casino Electronics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          CASINO ELECTRONICS, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President                                  May 24, 1996
                   Steve Greathouse                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Foreign Gaming Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          FOREIGN GAMING VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President                                  May 24, 1996
                   Steve Greathouse                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, United Coin Machine Co. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          UNITED COIN MACHINE CO.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

               /s/ ROBERT L. MIODUNSKI*
     -------------------------------------------        President                                  May 24, 1996
                 Robert L. Miodunski                     (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        Director                                   May 24, 1996
                   Steve Greathouse

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, APT Coin Machines, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          APT COIN MACHINES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Trolley Stop, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          TROLLEY STOP, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Plantation Investments, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          PLANTATION INVESTMENTS, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Mizpah Investments, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          MIZPAH INVESTMENTS, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, United Games, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          UNITED GAMES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President                                  May 24, 1996
                   Steve Greathouse                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Slot Palace, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          SLOT PALACE, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, WCAL, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          WCAL, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ ROBERT L. SAXTON*
     -------------------------------------------        President                                  May 24, 1996
                   Robert L. Saxton                      (Principal Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Double Eagle Hotel & Casino, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          DOUBLE EAGLE HOTEL & CASINO, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, FCJI, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          FCJI, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: President and Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                 /s/ JOHN W. ALDERFER                   President and Treasurer (Principal
     -------------------------------------------         Executive, Financial and Accounting       May 24, 1996
                   John W. Alderfer                      Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, United Native American, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          UNITED NATIVE AMERICAN, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Financial and         May 24, 1996
                   Steve Greathouse                      Accounting Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Native American Investments, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          NATIVE AMERICAN INVESTMENTS, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Director and Treasurer (Principal          May 24, 1996
                   John W. Alderfer                      Financial and Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Oregon Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          OREGON VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Indiana Gaming Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          INDIANA GAMING VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Mississippi Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          MISSISSIPPI VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, United Gaming of Iowa, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          UNITED GAMING OF IOWA, INC.



                                          By: /s/ STEVE GREATHOUSE*


                                          --------------------------------------

                                          Name: Steve Greathouse
                                          Title: President and Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*                   President and Treasurer (Principal
     -------------------------------------------         Executive, Financial and Accounting       May 24, 1996
                   Steve Greathouse                      Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, United Gaming Rainbow certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          UNITED GAMING RAINBOW



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Mississippi Ventures II, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          MISSISSIPPI VENTURES II, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Vermont Financial Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          VERMONT FINANCIAL VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Missouri Ventures II, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          MISSOURI VENTURES II, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Director and Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        Director and President (Principal          May 24, 1996
                   Steve Greathouse                      Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Director and Treasurer (Principal          May 24, 1996
                   John W. Alderfer                      Financial and Accounting Officer)



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Louisiana Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          LOUISIANA VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Alpine Willow Investments, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          ALPINE WILLOW INVESTMENTS, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Chief Executive
                                                 Officer/Secretary/Chief
                                                 Financial Officer/Director



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                                                        Chief Executive Officer/Secretary/ Chief
                 /s/ JOHN W. ALDERFER                    Financial Officer/Director (Principal
     -------------------------------------------         Executive, Financial and Accounting       May 24, 1996
                   John W. Alderfer                      Officer)

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Kansas Gaming Ventures, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          KANSAS GAMING VENTURES, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        President (Principal Executive Officer)    May 24, 1996
                   Steve Greathouse

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Pennsylvania Gaming Ventures I, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 24, 1996.



                                          PENNSYLVANIA GAMING VENTURES I, INC.



                                          By: /s/ JOHN W. ALDERFER


                                          --------------------------------------

                                          Name: John W. Alderfer
                                          Title: Treasurer



    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement or amendment has been signed by the following persons in the capacities and the dates indicated.



                      SIGNATURE                                          TITLE                         DATE
- ------------------------------------------------------  ----------------------------------------  ---------------

                /s/ STEVE GREATHOUSE*
     -------------------------------------------        Director and President (Principal          May 24, 1996
                   Steve Greathouse                      Executive Officer)

                 /s/ JOHN W. ALDERFER
     -------------------------------------------        Treasurer (Principal Financial and         May 24, 1996
                   John W. Alderfer                      Accounting Officer)

                 /s/ ALFRED H. WILMS*
     -------------------------------------------        Director                                   May 24, 1996
                   Alfred H. Wilms



*By: /s/ JOHN W. ALDERFER

- -----------------------------------------

    John W. Alderfer,
    as Attorney-in-fact

                                 EXHIBIT INDEX


     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----

       1.1          --  Form of Preferred Stock Underwriting Agreement (incorporated herein by reference to Alliance's Form S-2, Registration Number 333-02145, and
                        subsequent amendments thereto).
      *1.2          --  Form of Senior Secured Note Underwriting Agreement.
       2.1          --  Agreement and Plan of Merger among Alliance, BGII Acquisition Corp. and
                        BGII, dated as of October 18, 1995, as amended and restated
                        (incorporated herein by reference to Alliance's Form S-4, Registration
                        Number 333-02799, and subsequent amendments thereto).
       2.2          --  Basic Agreement, dated as of October 29, 1993, among United Gaming,
                        Inc., The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh
                        Seippel, and exhibits thereto (incorporated herein by reference to
                        Alliance's Form 8-K dated October 29, 1993).
       2.3          --  Letter Agreement, dated as of November 5, 1993, among United Gaming,
                        Inc., Capital Gaming International, Inc., I.G. Davis, Jr. and John E.
                        Dell, with exhibits thereto (incorporated herein by reference to
                        Alliance's Form 8-K dated November 5, 1993).
       2.4          --  Consolidation Agreement, dated March 29, 1995 among Alliance, United
                        Gaming Rainbow, Inc., RCC, RCVP, NGM, HFS, National Gaming Corporation,
                        Rainbow Development Corporation and Leigh Seippel and John A. Barrett,
                        Jr. (incorporated herein by reference to Alliance's Form 8-K dated March
                        29, 1995).
       2.5          --  Offer to Purchase Common Shares of Bally Gaming International, Inc.,
                        dated July 28, 1995 (incorporated herein by reference to Alliance's
                        Schedule 14D-1 and Schedule 13D dated July 28, 1995).
       3.1          --  Restated Articles of Incorporation of the Registrant, as amended
                        (incorporated herein by reference to Alliance's Form S-2, Registration
                        Number 33-72990, and subsequent amendments thereto).
       3.2          --  Revised By-Laws of the Registrant (incorporated herein by reference to
                        Alliance's Form 10-K for the year ended June 30, 1994).
       4.1          --  Certificate of Designations, Preferences and Relative, Participating,
                        Optional and Other Special Rights of Special Stock and Qualifications,
                        Limitations and Restrictions thereof of 15% Non-Voting Senior
                        Pay-in-Kind Special Stock, Series B (incorporated herein by reference to
                        Alliance's Form S-4, Registration Number 333-01527, and subsequent amendments thereto).
       4.2          --  Form of Certificate evidencing 15% Non-Voting Senior Pay-in-Kind Special
                        Stock, Series B (incorporated herein by reference to Alliance's Form
                        S-4, Registration Number 333-01527, and subsequent amendments thereto).
       4.3          --  Common Stock Purchase Warrant issued to Alfred H. Wilms upon execution of his loan commitment with Video Services, Inc. (incorporated herein by reference to Alliance's Form 8-K dated March 31, 1992).
       4.4          --  Indenture, dated as of September 14, 1993, between United Gaming, Inc.
                        and NationsBank of Texas, N.A., as Trustee in respect of Alliance's
                        7 1/2% Convertible Subordinated Debentures due 2003 (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990, and
                        subsequent amendments thereto).
       4.5          --  Form of 7-1/2% Convertible Subordinated Debenture due 2003 (included in
                        Exhibit 4.5, above).
       4.6          --  Registration Rights Agreement, dated as of September 21, 1993, by and among United Gaming, Inc., Donaldson Lufkin & Jenrette Securities
                        Corporation, Oppenheimer & Co., Inc. and L.H. Friend, Weinress &
                        Frankson, Inc. (incorporated herein by reference to Alliance's Form S-2,
                        Registration Number 33-72990, and subsequent amendments thereto).

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      *4.7          --  Form of Senior Secured Note Indenture (including form of Senior Secured
                        Note and Guarantee).
      *4.8          --  Form of Collateral Documents.
       4.9          --  Certificate of Designations, Preferences and Relative, Participating,
                        Optional and Other Special Rights of Special Stock and Qualifications,
                        Limitations and Restrictions thereof of 11 1/2% Non-Voting Junior
                        Convertible Pay-in-Kind Special Stock, Series E (incorporated herein by reference to Alliance's Schedule E-4 (Amendment No. 1) dated May 9,
                        1996).
       4.10         --  Form of Indenture between Alliance and The Bank of New York, as Trustee in respect of Alliance's 7 1/2% Convertible Senior Subordinated
                        Debentures due 2003 (incorporated herein by reference to Alliance's
                        Schedule E-4 (Amendment No. 1) dated May 9, 1996).
      *5.1          --  Opinion of Milbank, Tweed, Hadley & McCloy as to legality of the Senior
                        Secured Notes being registered.
      10.1          --  Loan and Warrant Agreement dated March 24, 1992 between United Gaming,
                        Inc., Video Services, Inc. and Alfred H. Wilms (incorporated herein by reference to Alliance's Form 8-K dated March 31, 1992).
      10.2          --  Lease, dated August 3, 1988, as amended April 6, 1989, from Walter
                        Schwartz to Alliance for Alliance's corporate headquarters building at
                        4380 Boulder Highway, Las Vegas, Nevada (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1989).
      10.3          --  Employment Agreement between United Gaming, Inc. and John W. Alderfer
                        (incorporated herein by reference to Alliance's Form 10-Q for the quarter ended March 31, 1993).
      10.4          --  Amendment to Employment Agreement between United Gaming, Inc. and John
                        W. Alderfer (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1994).
      10.5          --  Letter Agreement dated June 25, 1993 among United Gaming, Inc. and
                        Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment
                        Corporation and, as to certain provisions, Alfred H. Wilms, including
                        Exhibit A (Form of Securities Purchase Agreement), Exhibit B (Form of
                        Stockholders Agreement), Exhibit C (Form of Certificate of Designations
                        of Non-Voting Junior Convertible Preferred Stock), Exhibit D (Form of
                        Warrant Agreement), and Exhibit E (Form of press release) thereto
                        (incorporated herein by reference to Alliance's Form 8-K dated June 25,
                        1993).
      10.6          --  Advisory Agreement, dated June 25, 1993 among United Gaming, Inc.,
                        Gaming Systems Advisors, L.P. and, as to certain provisions, Mr. Alfred
                        H. Wilms, including Exhibit A (Form of Warrant Agreement) and Exhibit B
                        (Form of press release) thereto (incorporated herein by reference to
                        Alliance's Form 8-K dated June 25, 1993).
      10.7          --  United Gaming, Inc. 1991 Long-Term Incentive Stock Option Plan
                        (incorporated herein by reference to Alliance's Form S-8 Registration
                        Number 33-45811 and Registration Number 33-75308).
      10.8          --  Gaming and Technology, Inc. 1984 Employee Stock Option Plan
                        (incorporated herein by reference to Alliance's Form S-8 Registration
                        Number 2-98777).
      10.9          --  Agreement, dated as of September 14, 1993, by and among United Gaming,
                        Inc., Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment
                        Corporation, Gaming Systems Advisors, L.P. and Alfred H. Wilms
                        (incorporated herein by reference to Alliance's Form 8-K dated September
                        21, 1993).
      10.10         --  Warrant Agreement, dated as of September 21, 1993, by and between United
                        Gaming, Inc. and Kirkland-Ft. Worth Investment Partners, L.P. relating to warrants to purchase 2.75 million shares of Common Stock
                        (incorporated herein by reference to Alliance's Form 8-K dated September
                        21, 1993).

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      10.11         --  Warrant Agreement, dated as of September 21, 1993, by and between United
                        Gaming, Inc. and Gaming Systems Advisors, L.P. relating to warrants to purchase 1.25 million shares of Common Stock (incorporated herein by reference to Alliance's Form 8-K dated September 21, 1993).
      10.12         --  Stockholders Agreement, dated as of September 21, 1993, by and among
                        United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P.,
                        Kirkland Investment Corporation, Gaming Systems Advisors, L.P. and
                        Alfred H. Wilms (incorporated herein by reference to Alliance's Form 8-K dated September 21, 1993).
      10.13         --  Amendment to Stockholders Agreement dated as of October 20, 1994
                        (incorporated herein by reference to Alliance's Form S-8 Registration
                        Number 33-45811 and Registration Number 33-75308).
      10.14         --  Selling Stockholder Letter Agreement dated as of March 20, 1995
                        (incorporated herein by reference to Alliance's Form S-3 Registration
                        Number 33-58233).
      10.15         --  Securities Purchase Agreement, dated as of September 21, 1993, by and among United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P.
                        and Kirkland Investment Corporation (incorporated herein by reference to
                        Alliance's Form 8-K dated September 21, 1993).
      10.16         --  Executive Severance Agreement with Shannon L. Bybee dated July 15, 1993
                        (incorporated herein by reference to Alliance's Form 10-Q dated
                        September 30, 1993).
      10.17         --  Amendment to Executive Severance Agreement with Shannon L. Bybee dated
                        July 15, 1993 (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1994).
      10.18         --  Secured Promissory Note, dated as of October 29, 1993, from John A.
                        Barrett, Jr. and Leigh Seippel to United Gaming, Inc. (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
      10.19         --  Escrow Agreement, dated as of October 29, 1993, among United Gaming,
                        Inc., The Rainbow Casino Corporation, John A. Barrett, Jr., Leigh
                        Seippel and Butler, Snow, O'Mara, Stevens & Cannada (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
      10.20         --  Pledge Agreement, dated as of October 29, 1993, among United Gaming,
                        Inc. (as secured party) and The Rainbow Casino Corporation, John A.
                        Barrett, Jr. and Leigh Seippel (as pledgors) (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
      10.21         --  Management Agreement, dated as of October 29, 1993, among Rainbow
                        Casino-Vicksburg Partnership, L.P., The Rainbow Casino Corporation and
                        Mississippi Ventures, Inc., as manager (incorporated herein by reference to Alliance's Form 8-K dated October 29, 1993).
      10.22         --  Letter Agreement, dated as of December 10, 1993, among United Gaming,
                        Inc., Capital Gaming International, Inc. and I.G.Davis, Jr.
                        (incorporated herein by reference to Alliance's Form 8-K dated December
                        10, 1993).
      10.23         --  Loan and Security Agreement, dated as of August 2, 1993, between United
                        Gaming, Inc., Alfred H. Wilms and Video Services, Inc. (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990
                        and subsequent amendments thereto).
      10.24         --  Warrant Agreement, dated as of August 2, 1993, between United Gaming,
                        Inc. and Alfred H. Wilms (incorporated herein by reference to Alliance's
                        Form S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.25         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between
                        United Gaming, Inc. and Donaldson, Lufkin & Jenrette Securities
                        Corporation (incorporated herein by reference to Alliance's Form S-2,
                        Registration Number 33-72990 and subsequent amendments thereto).

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      10.26         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between
                        United Gaming, Inc. and Oppenheimer & Co. Inc. (incorporated herein by reference to Alliance's Form S-2, Registration Number 33-72990 and
                        subsequent amendments thereto).
      10.27         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between
                        United Gaming, Inc. and L.H. Friend, Weinress & Frankson, Inc.
                        (incorporated herein by reference to Alliance's Form S-2, Registration
                        Number 33-72990 and subsequent amendments thereto).
      10.28         --  Common Stock Purchase Warrant, dated as of September 21, 1993, between
                        United Gaming, Inc. and Donaldson, Lufkin & Jenrette Securities
                        Corporation (incorporated herein by reference to Alliance's Form S-2,
                        Registration Number 33-72990 and subsequent amendments thereto).
      10.29         --  Consulting Agreement, dated as of November 8, 1993, between David A.
                        Scheinman and United Gaming, Inc. (incorporated herein by reference to
                        Alliance's Form S-2, Registration Number 33-72990 and subsequent amendments thereto).
      10.30         --  Letter Agreement, dated as of March 3, 1994, by and among United Native
                        American Gaming, Inc., USA Gaming of Native America, Inc., USA Gaming,
                        Inc. and others (incorporated herein by reference to Alliance's Form 8-K dated March 7, 1994).
      10.31         --  Letter Agreement, dated as of February 25, 1994, among United Gaming,
                        Inc., The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh
                        Seippel (incorporated herein by reference to Alliance's Form 8-K dated
                        March 15, 1994).
      10.32         --  Letter Agreement, dated as of June 29, 1994, among United Gaming, Inc.,
                        The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel,
                        consented to by HFS Gaming Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.33         --  Letter Agreement, dated as of July 16, 1994, among United Gaming, Inc.,
                        The Rainbow Casino Corporation, John A. Barrett, Jr. and Leigh Seippel,
                        consented to by HFS Gaming Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.34         --  Second Amendment to Casino Financing Agreement, dated as of August 11,
                        1994, among United Gaming, Inc., United Gaming Rainbow, Inc., Rainbow
                        Casino-Vicksburg Partnership, L.P., The Rainbow Casino Corporation, John
                        A. Barrett, Jr., Leigh Seippel and HFS Gaming Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.35         --  Partnership Agreement of Rainbow Casino-Vicksburg Partnership, L.P.,
                        dated as of July 8, 1994 (incorporated herein by reference to Alliance's
                        Form 8-K dated August 11, 1994).
      10.36         --  Second Amended and Restated Agreement of Limited Partnership, dated
                        March 29, 1995, between United Gaming Rainbow and RCC (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.37         --  Promissory Note, dated as of July 16, 1994, from United Gaming Rainbow,
                        Inc. to The Rainbow Casino Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.38         --  Pledge Agreement, dated as of July 16, 1994, from United Gaming Rainbow,
                        Inc. to The Rainbow Casino Corporation (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.39         --  Promissory Note, dated as of July 16, 1994, from John A. Barrett, Jr.
                        and Leigh Seippel to United Gaming, Inc. (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      10.40         --  Escrow Agreement, dated as of August 11, 1994, among United Gaming
                        Rainbow, Inc., The Rainbow Casino Corporation, John A. Barrett, Jr.,
                        Leigh Seippel and Butler, Snow, O'Mara, Stevens & Cannada, together with
                        Agreement dated February 7, 1994, as amended July 11, 1994 between
                        Rainbow Casino-Vicksburg Partnership, L.P. and the City of Vicksburg,
                        Mississippi (incorporated herein by reference to Alliance's Form 8-K dated August 11, 1994).
      10.41         --  Employment Agreement between United Gaming, Inc. and Johnann McIlwain
                        (incorporated herein by reference to Alliance's Form 10-K for the year ended June 30, 1994).
      10.42         --  Settlement Agreement, dated December 4, 1994, by and among Alliance,
                        United Gaming of Iowa, Inc., GDREC and Joseph and Paula Zwack
                        (incorporated herein by reference to Alliance's Form S-2, Registration
                        Number 33-72990 and subsequent amendments thereto).
      10.43         --  Employment Agreement, dated August 15, 1994, between Alliance and Steve
                        Greathouse (incorporated herein by reference to Alliance's Form S-3,
                        Registration Number 33-58233).
      10.44         --  Warrant Agreement, dated August 15, 1994, between Alliance and Steven
                        Greathouse (incorporated herein by reference to Alliance's Form S-3,
                        Registration Number 33-58233).
      10.45         --  Agreement, dated September 1, 1994, between Alliance and Craig Fields
                        (incorporated herein by reference to Alliance's Form S-3, Registration
                        Number 33-58233).
      10.46         --  Warrant Agreement, dated September 1, 1994, between Alliance and Craig
                        Fields (incorporated herein by reference to Alliance's Form S-3,
                        Registration Number 33-58233).
      10.47         --  Agreement, dated March 20, 1995, between Alliance and Joel Kirschbaum
                        (incorporated herein by reference to Alliance's Form S-3, Registration
                        Number 33-58233).
      10.48         --  Letter Agreement, dated March 29, 1995, among United Gaming Rainbow,
                        RCC, Leigh Seippel, John A. Barrett, Jr. and Butler, Snow, O'Mara,
                        Stevens & Cannada (incorporated herein by reference to Alliance's Form
                        8-K dated March 29, 1995).
      10.49         --  Class A Note Payable, dated March 29, 1995, issued by RCVP to United
                        Gaming Rainbow (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.50         --  Class B Note Payable, dated March 29, 1995, issued by RCVP to United
                        Gaming Rainbow (incorporated herein by reference to Alliance's Form 8-K dated March 29, 1995).
      10.51         --  Class B Note Payable, dated March 29, 1995, issued by RCVP to National
                        Gaming Mississippi, Inc. (incorporated herein by reference to Alliance's
                        Form 8-K dated March 29, 1995).
      10.52         --  Release, dated March 29, 1995, by United Gaming Rainbow and Alliance and
                        their affiliates of RCC, Rainbow Development Corporation, John A.
                        Barrett, Jr. and Leigh Seippel and their affiliates (other than RCVP)
                        (incorporated herein by reference to Alliance's Form 8-K dated March 29,
                        1995).
      10.53         --  Release, dated March 29, 1995, by RCC, Rainbow Development Corporation,
                        John A. Barrett, Jr. and Leigh Seippel and their affiliates (other than
                        RCVP) of United Gaming Rainbow and Alliance and their affiliates
                        (incorporated herein by reference to Alliance's Form 8-K dated March 29,
                        1995).
     *10.54         --  Agreement, dated March 31, 1995 between Anthony DiCesare and Alliance
                        Gaming Corporation.

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      10.55         --  Trademark License Agreement, dated November 11, 1991 between Bally
                        Manufacturing Corporation and Bally Gaming International, Inc.
                        (incorporated herein by reference to exhibit 10(i)(d) included in BGII's
                        Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
      10.56         --  Amended and Restated Trademark License Agreement, dated July 8, 1992, by and between Bally Gaming International, Inc. and Bally Manufacturing
                        Corporation (incorporated herein by reference to exhibit 10(i)(d)
                        included in BGII's Registration Statement on Form S-1 No. 33-48347 filed on July 9, 1992).
      10.57         --  Agreement, dated January 8, 1993 by and between Bally Gaming
                        International, Inc. and Bally Manufacturing Corporation (incorporated herein by reference to exhibit 10(i)(p) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1992).
      10.58         --  Second Amendment to Trademark License Agreement and Settlement
                        Agreement, dated March 31, 1995, by and between Bally Entertainment
                        Corporation and Bally Gaming International, Inc. (incorporated herein by reference to Exhibit I, included in BGII's Current Report on Form 8-K dated April 3, 1995).
      10.59         --  1991 Incentive Plan of Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(a) included in BGII's
                        Registration Statement No. 33-42227 on Form S-1, effective November 8,
                        1991).
      10.60         --  Amendment No. 1 to the 1991 Incentive Plan of Bally Gaming
                        International, Inc. effective February 6, 1992 (incorporated herein by reference to exhibit 10(iii)(b) included in BGII's Registration
                        Statement No. 33-42227 on Form S-1 effective November 1, 1991).
      10.61         --  Amendment No. 2 to 1991 Incentive Plan of Bally Gaming International
                        Inc. (incorporated herein by reference to exhibit 99(e) included in
                        BGII's Registration Statement No. 33-71154 on Form S-3 filed on November
                        1, 1993).
      10.62         --  1991 Non-Employee Directors' Option Plan of Bally Gaming International,
                        Inc. (incorporated herein by reference to exhibit 10(iii)(f) included in
                        BGII's Annual Report on Form 10-K for the fiscal y ear ended December
                        31, 1991).
      10.63         --  Amendment No. 1 to the 1991 Non-Employee Directors' Option Plan of Bally
                        Gaming International, Inc. (incorporated herein by reference to exhibit
                        10(iii)(g) included in BGII's Annual Report on Form 10-K for the fiscal year ended December 31, 1991).
      10.64         --  Bally Gaming International, Inc. 1992 Restricted Stock Performance Plan
                        (incorporated herein by reference to exhibit 99(d) included in BGII's
                        Registration Statement on Form S-3 filed on November 1, 1993).
      10.65         --  Award Agreement (Performance Units), dated June 8, 1994, by and between
                        Richard Gillman and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(g) included in BGII's Annual
                        Report on Form 10-K for the period ended December 31, 1994).
      10.66         --  Award Agreement (Performance Units), dated June 8, 1994, by and between
                        Hans Kloss and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(h) included in BGII's Annual Report on Form
                        10-K for the period ended December 31, 1994).
      10.67         --  Award Agreement (Performance Units), dated June 8, 1994, by and between
                        Neil Jenkins and Bally Gaming International, Inc.(incorporated herein by reference to exhibit 10(iii)(i) included in BGII's Annual Report on Form
                        10-K for the period ended December 31, 1994).
      10.68         --  Bally Gaming International, Inc. 1994 Stock Option Plan for Non-Employee
                        Directors, as amended (incorporated herein by reference to exhibit
                        10(iii)(k) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).

     EXHIBIT NO.                                      DESCRIPTION                                    PAGE
- ----------------------  ------------------------------------------------------------------------     -----
      10.69         --  Employment Agreement, effective January 1, 1993, between Bally Gaming
                        International, Inc. and Richard Gillman (incorporated herein by reference to exhibit 10(iii)(j) included in BGII's Annual Report on Form
                        10-K for the fiscal year ended December 31, 1992).
      10.70         --  Amendment, dated June 8, 1994, to the Employment Agreement, effective as of January 1, 1993, between Richard Gillman and Bally Gaming
                        International, Inc. (incorporated herein by reference to exhibit
                        10(iii)(m) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).
      10.71         --  Employment Agreements, as amended, between Hans Kloss and each of Bally
                        Wulff Automaten GmbH and Bally Wulff Vertriebs GmbH (incorporated herein by reference to exhibit 10(iii)(b) included in BGII's Registration
                        Statement No. 33-42227 on Form S-1, effective November 8, 1991).
      10.72         --  Third Amendments, dated June 2, 1993, to Employment Agreements between
                        Hans Kloss and each of Bally Wulff Automaten GmbH and Bally Wulff
                        Vertriebs GmbH (incorporated herein by reference to exhibit 99(c)
                        included in BGII's Registration Statement No. 33-71154 on Form S-3 filed on November 1, 1993).
      10.73         --  Employment Agreement, effective as of May 15, 1993, between Bally Gaming
                        International, Inc., Bally Gaming, Inc. and Hans Kloss (incorporated herein by reference to exhibit 99(b) included in BGII's Registration
                        Statement No. 33-71154 on Form S-3 filed on November 1, 1993).
      10.74         --  Amendment, dated June 8, 1994, to the Employment Agreement effective as of May 15, 1993, between Hans Kloss and Bally Gaming International, Inc.
                        (incorporated herein by reference to exhibit 10(iii)(q) included in
                        BGII's Annual Report on Form 10-K for the period ended December 31,
                        1994).
      10.75         --  Employment Agreement, dated June 30, 1994, between Neil Jenkins and
                        Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(r) included in BGII's Annual Report on Form 10-K for the period ended December 31, 1994).
      10.76         --  Employment Agreement, dated as of March 24, 1995, between Scott D.
                        Schweinfurth and Bally Gaming International, Inc. (incorporated herein by reference to exhibit 10(iii)(z) included in BGII's Annual Report on
                        Form 10-K/A for the period ended December 31, 1994).
     *10.77         --  Third Amendment to Trademark License Agreement and Settlement Agreement,
                        dated May 10, 1996, by and between Bally Entertainment Corporation,
                        Alliance Gaming Corporation and BGII Acquisition Corp.
     *12            --  Statement re computation of ratios.
     *23.1          --  Consent of KPMG Peat Marwick LLP.
     *23.2          --  Consent of Coopers & Lybrand L.L.P.
     *23.3          --  Consent of Milbank, Tweed, Hadley & McCloy (included in its opinion filed as Exhibit 5).
      24            --  Power of Attorney (included on signature page).
     *25            --  Statement of Eligibility of Trustee.


- ------------------------

* Filed herewith.